/8

04045719

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BlueScope Steel

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34676 FISCAL YEAR 6-30-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/26/04

BLUESCOPE STEEL

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL

SEC File
No. 82-34676
AA/S
6-30-04

BEING A PART OF SOMETHING STRONG
WAYS MAKES YOU SM



BLUESCOPE STEEL LIMITED ANNUAL REPORT 2003/04


ENERGETIC
CONFIDENT
OPTIMISTIC
AGILE
INVOLVED
RESPONSIVE
TRUSTED

AFTER TWO OUTSTANDING YEARS AND A LOT OF HARD WORK, BLUESCOPE STEEL'S PEOPLE HAVE PLENTY OF REASONS TO SMILE.

NET PROFIT AFTER TAX OF $584 MILLION (UP 29%)

EARNINGS BEFORE INTEREST AND TAX OF $818 MILLION (UP 34%)

RETURN ON INVESTED CAPITAL OF 18.5% (UP 28%)

EARNINGS PER SHARE OF 77.8 CENTS (UP 36%)

DIVIDENDS OF 40 CENTS PER SHARE, FULLY FRANKED (UP 38%)

DEBT OF $593 MILLION (GEARING OF 12.9% NET DEBT BASIS)

REVENUE OF $5.8 BILLION (UP 9%)

RECORD PRODUCTION OF 6.6 MILLION TONNES OF RAW STEEL (UP 2%)

TABLE OF CONTENTS


FOCUSED
GROWING
INSPIRED
RENEWED
LEADING
VALUED
IMAGINATIVE
INNOVATIVE
AWARE

OUTSTANDING PERFORMANCE

"AS AN EMPLOYEE, BY MANAGING OUR CUSTOMERS WELL I AM LOOKING AFTER OUR SHARE PRICE. AS A SHAREHOLDER, THAT MAKES ME SMILE."

MANDY ARMISTEAD // ACCOUNT MANAGER, BRAESIDE, VICTORIA, AUSTRALIA.



MANDY PICTURED IN FRONT OF THE AWARD-WINNING MOONAH LINKS HOUSE, MORNINGTON PENINSULA, AUSTRALIA WHICH USES NATURAL SHADES OF COLORBOND® STEEL TO BLEND WITH THE NATIVE LANDSCAPE.

TOTAL DIVIDENDS OF 40 CENTS SHARE PRICE HAS MORE



ULLY FRANKED.

HAN DOUBLED SINCE LISTING.



75 MANUFACTURING PLANTS IN 16 COUNTRIES ACROSS THREE CONTINENTS.



QUALITY PEOPLE AND PRODUCTS

"I AM PROUD TO WORK FOR BLUESCOPE LYSAGHT. THIS BUSINESS LOOKS AFTER ITS PEOPLE WELL, AND CARES ABOUT PRODUCT QUALITY."

THONGLANG WONGMUAI // PRODUCTION OPERATOR AT THE BLUESCOPE LYSAGHT RANGSIT PLANT, PRATHUMTHANI, THAILAND.

THONGLANG IS PICTURED HERE WITH CRIMP CURVE TRIMDEK® USED IN STRUCTURAL DECKING APPLICATIONS.



RECORD SLAB PRODUCTION O
FROM PORT KEMBL



PROUDLY INNOVATIVE

"WE'RE EXPECTED TO BE IMAGINATIVE, AND TO INNOVATE. THIS PROJECT HAS MADE A BIG DIFFERENCE TO THE BUSINESS AND THE COMMUNITY, AND THAT MAKES US SMILE."

ANDREW SPENCE // MECHANICAL ENGINEER,
PORT KEMBLA STEELWORKS

ANDREW IS PICTURED IN FRONT OF THE SINTER WASTE GAS TREATMENT PLANT. IT CAPTURES AND TREATS GAS AND DUST EMISSIONS, SOME OF WHICH WILL BE RECYCLED FOR COMMERCIAL PURPOSES.

145 MILLION TONNES
STEELWORKS, AUSTRALIA.

STRONGER, WITH GREATER SCOPE

"NEW KNOWLEDGE, BEST IN CLASS PRACTICES, EXTRA CAPITAL AND PEOPLE – IT ALL ADDS UP TO A FUTURE WORTH SMILING ABOUT."

KYEMBA McMILLIAN // INDUSTRIAL ENGINEER, VISTAWALL ARCHITECTURAL PRODUCTS, TERRELL, TEXAS, USA.

KYEMBA WORKS WITH ADVANCED FABRICATION MACHINERY SUCH AS THE HIGH-PRECISION ELUMATEC SBZ 130 SHOWN.



WE WELCOME BUTLER MANUFACTURING – 4,400 PEOPL



ND GREAT POTENTIAL FOR
OUR VALUE ADDED PORTFOLIO.



POSITIONED TO GROW

"ASIA IS INCREDIBLY EXCITING... POSSIBLY THE LARGEST-SCALE MODERNISATION IN HISTORY. WE'RE BUILDING A GREAT REPUTATION HERE, AND PLENTY OF OTHER COMPANIES WOULD LIKE TO HAVE OUR FOOTHOLD."

MAY GOH // MANAGER EXTERNAL AFFAIRS, ASIA.

MAY PICTURED IN FRONT OF THE TALLEST BUILDING IN CHINA, SHANGHAI'S JIN MAO TOWER, FEATURING BLUESCOPE STEEL'S PREMIUM PRODUCTS.

A FORCE IN THE WORLD'S MOS
NO.1 IN PREMIUM STEE



DYNAMIC REGION.

BUILDING PRODUCTS IN ASIA.



REWARDING SHAREHOLDERS AS WE GROW

Graham Kraehe AO
CHAIRMAN

BUILDING OUR REPUTATION, AND OUR NAME

Since our public listing on 15 July 2002, BlueScope Steel has become known as a company that creates shareholder value, and a company that rewards its shareholders. In the 2003/04 financial year we continued building this reputation.

We also changed our name from BHP Steel to BlueScope Steel, and we are delighted at how seamlessly this transition was achieved. We are now identified by a unique name that befits our strong reputation, and our new corporate brand is widely recognised.

HIGH SHAREHOLDER RETURNS

The ability of BlueScope Steel to reward our shareholders is an indication of our strength. Our Total Shareholder Return (growth in share price plus dividends) from 15 July 2002 to 30 June 2004 ranks 'BSL' as one of the best performing stocks on the ASX.

The dividends we have declared represent an attractive yield. Total dividends were 40 cents per share (fully franked), an increase of 11 cents over last year. Our return on invested capital was a strong 18.5 per cent.

We have also had great success with our Employee Share Ownership initiatives. Over 99 per cent of our employees have become BlueScope Steel shareholders. In March 2004, we completed a share buyback program which resulted in some 60 million shares being re-purchased, at an average price of $4.70 per share. The effect of this buyback is that earnings per share this year are 4.2 cents higher than they otherwise would have been.



A$8
BSL SHARE PRICE
ASX 100 (REBASED)
JUN 02
JUN 03
JUN 04

The Company's Board and management are focused on creating shareholder value. The strong performance over the two years since public listing has delivered excellent returns for shareholders.

STRONG PERFORMANCE

Over the past year, the major measures of our Company's performance continued to climb. NPAT increased by 29 per cent to $584 million and earnings per share by 36 per cent to 77.8 cents.

In addition, the strong net cash flow generated by BlueScope Steel – $315 million in FY04 – has allowed us to fund our growth without placing undue strain on our balance sheet.

At 30 June 2004, total debt outstanding was $593 million, a gearing ratio on a net debt/net debt plus equity basis of 12.9 per cent. BlueScope Steel has one of the strongest balance sheets in the global steel industry.

Tragically, on 29 June 2004, a fatality occurred in our business, at our Brisbane Logistics Terminal. This terrible occurrence marred an otherwise impressive safety performance.

GROWTH – OUR STRATEGY IN ACTION

Our strategy is about increasing our market presence as a steel solutions company. In line with this strategy, BlueScope Steel has embarked on a significant growth program. Our product range is growing, new offerings are available for our customers, and we have made strategic acquisitions.

New manufacturing facilities are also being constructed, and existing plants upgraded. These initiatives are summarised in this Report. We are now well advanced in construction of our major new metallic coating and painting facilities in China, at Suzhou west of Shanghai, and Vietnam, near Ho Chi Minh City, while a number of other new plant expansions are underway.

In total, the Board has, over the course of the past year, made commitments to new capital projects with a planned value of over A$1 billion. This includes a major landmark in the evolution of our Company – the acquisition of Butler Manufacturing for US$206 million (net of cash acquired). Acquiring this company, which was formerly listed on the New York Stock Exchange, will increase our revenue by over A$1 billion on a full year basis.

The Butler acquisition brings exciting new possibilities, intellectual property and capabilities to BlueScope Steel. It also establishes our Company as the leading pre-engineered building business in both North America and China.

BEST PRACTICE GOVERNANCE

The corporate governance arrangements in place at BlueScope Steel comply with the ASX Principles of Good Corporate Governance and Best Practice Recommendations. These arrangements are summarised in this Report. Ours is an effective Board, a talented and experienced team with the vision to help shape our future. I thank my fellow Directors for the leadership they have provided. I would also like to acknowledge the contribution made by John Crabb, who recently retired as a Director.

This financial year has seen BlueScope Steel achieve growth and greater financial strength, while simultaneously rewarding our shareholders. Our success has been made possible by adherence to the principles of 'Our Bond', BlueScope Steel's values statement. Each of our 16,000 employees, under the leadership of Managing Director and CEO Kirby Adams, can feel very proud of their achievements since our public listing two years ago.

So, on behalf of the Board of Directors and all shareholders, I congratulate and thank them for their efforts and their skill.

GRAHAM KRAEHE, AO CHAIRMAN

OUR BOND

We and our customers proudly bring inspiration, strength and colour to communities with BlueScope Steel.

Our customers are our partners.

Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

Our people are our strength.

Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

Our shareholders are our foundations.

Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together make us stronger.

Our communities are our homes.

Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.



2004
$584m

2003
$452m

NET PROFIT AFTER TAX

2004
77.8c

2003
67.1c

EARNINGS PER SHARE

2004
18.5%

2003
14.5%

RETURN ON INVESTED CAPITAL

2004
40c

2003
29c

TOTAL DIVIDENDS

We are committed to safe operations, providing inspired and competitive solutions for our customers and strong financial performance. Our focus is on total shareholder return.


NET PROFIT
AFTER TAX
OF $584M

Kirby Adams MANAGING DIRECTOR AND CEO


2004
$5.8b
2003
$5.3b
2002
$4.6b
TOTAL REVENUE
2004
$1.1b
2003
$881m
2002
$412m
EBITDA
2004
$818m
2003
$611m
2002
$160m
EBIT
2004
$578m
2002
$154m
2003
$165m
CAPITAL EXPENDITURE AND INVESTMENTS

It is two years since BlueScope Steel's public listing, and in that time we have matured, grown and become more agile. During 2002/03 we worked hard to beat our prospectus forecast, further improve our performance and establish our credibility. As a consequence, we gained your permission to grow.

The 2003/04 financial year has seen us enter this growth phase. We have further implemented our downstream value added strategy, while continuing to reward shareholders. So with another outstanding 12 months behind us, I am pleased to report some of the highlights of your Company – BlueScope Steel.

A SECOND CONSECUTIVE OUTSTANDING YEAR

Once again, our financial performance has been strong. Revenue for 2003/04 was $5.8 billion, up from $5.3 billion in 2002/03, and $4.6 billion in 2001/02. This indicates strong market demand, but more importantly, it demonstrates that we have positioned ourselves to capitalise on that demand. We continue to develop long-term relationships of integrity with our customers around the world.

Net profit after tax increased 29 per cent, or $132 million, to $584 million. This is a measure of the skill with which people across all our businesses have managed production volumes, product mix, pricing and unit costs. Our earnings per share of 77.8 cents was up 36 per cent from 57.1 cents in 2002/03, and our after tax return on invested capital was a healthy 18.5 per cent. These two outcomes demonstrate how we have maintained shareholder returns as a priority.

Our Board of Directors generously extended $27 million of share offers to our employees in 2003 and 2004. As a result, more than 99 per cent of our employees who have taken advantage of our Employee Share Ownership Plans are now sharing in the capital appreciation and dividends that are flowing to all shareholders.

SAFETY – THE ZERO HARM IMPERATIVE.

During the financial year we have experienced many safety successes, but one tragedy overshadows them all. On 29 June 2004, a contractor at our Brisbane Logistics Terminal in Queensland, Australia, was killed in a forklift accident.

If we cannot operate our business safely, then all our achievements are hollow. We must drive for even better safety and must persevere towards our imperative of Zero Harm.

It is my great hope that we shall never have another fatality. To achieve this goal, we have implemented a global program at every operating site to reduce and, where possible, eliminate the interaction of people and forklifts.

Our safety performance has otherwise continued to improve. Our lost time injury frequency rate is at a record low of 1.3 hours lost per million hours worked and our medical treatment injury frequency rate has been similarly reduced, as shown on page 23.



A YEAR AS CHAIRMAN OF THE WORLD'S PEAK STEEL BODY.

This financial year coincided with Kirby Adams' year as Chairman of the International Iron and Steel Institute (IISI).

The Brussels-based IISI serves as a world forum for the international steel industry and is one of the largest and most dynamic industry associations in the world.

For the global steel industry, this is a time of great change and progress. Enormous growth in consumption in China has driven massive increases in world steel demand over the past two years. The forecasts of the IISI indicate that this growth is likely to continue.

In 2003, China's demand for steel was 233 million tonnes– 27 per cent of global steel demand. In 2010, the IISI expects China's demand to reach 385 million tonnes, representing 35 per cent of global demand.

The IISI aims to consolidate steel's position as a major foundation of a sustainable world. To achieve this, a number of initiatives are underway within the Institute. These cover: steel business information, benchmarking of best practices, developing new markets for steel, addressing sustainability and communicating a positive image of steel.

WORLD APPARENT CONSUMPTION OF FINISHED STEEL

SOURCE: IISI



FORECAST
CHINA
REST OF WORLD
MILLION TONNES
563
87
595
103
576
123
601
153
631
233
668
295
705
385
1995
1997
1999
2001
2003
2005
2010

EXCELLENCE IN STEELMAKING

BlueScope Steel's strong financial results were achievable because of our solid foundation of low cost, high quality steelmaking. Our steelmaking operations were a major contributor to profitability over the last financial year.

Port Kembla Steelworks in Australia, New Zealand Steel at Glenbrook and North Star BlueScope Steel in Ohio, USA are among the world's finest steelmaking facilities. Each utilises a completely different technique to produce steel – one from iron ore and coke, one from ironsands, and one from scrap.

This financial year, Port Kembla Steelworks set a new production record of 5.145 million tonnes. North Star BlueScope Steel returned a strong profit and excellent operational performance, and for the third year in a row it was rated the number one flat rolled steel supplier in North America in the prestigious Jacobsen survey. New Zealand Steel completed a strong turnaround.

Our facilities have maintained their position at the low end of the international cost curve, helping ensure that our foundations remain strong and our comparative costs low.

GROWTH – ACCELERATING OUR PROGRAM

The past financial year has seen the Company accelerate its growth program. In keeping with our strategy of developing our downstream, value-added businesses, much of our investment has been in these areas.



A RENEWED SELF-BELIEF AND CAN-DO SPIRIT.

COMMITTED // Employees like Chelsea Patten and Matt Coghlan at head office in Melbourne are contributing to our success. +

In this financial year, we announced commitments to growth projects totalling over A$1 billion. These projects are in China, Vietnam, Thailand, Indonesia, North America, Australia and New Zealand. Of course, this figure includes the US$206 million acquisition of the US-based Butler Manufacturing – an event which we consider company defining, and which brings 4,400 new employees into our Company. We have put a lot of energy into making their transition to BlueScope Steel a great one.

Our steel coating, painting and rollforming businesses have also shown solid growth, reflecting our overall Company strategy. In Australia, innovative and timely products are adding even more value to our steel. For example, our BlueScope Water business has launched the Waterpoint® range of rainwater harvesting products, as well as the HydroRib® range, which supports stormwater management and irrigation.

In Asia, we are continuing to develop new brands in response to local market demand, including the Lysaght SMARTRUSS® system of steel roof trusses.

So this has been a year in which our Company has grown in innovation, capability and geographical presence. This growth is an expression of our strategy, and a response to global economic conditions. Stories about these exciting products follow in this Report.

A GLOBAL COMPANY

The recent acquisition of Butler Manufacturing substantially increases our presence in China, and dramatically raises our profile in downstream businesses in North America. It also emphasises the fact that BlueScope Steel has become a more global company, employing more than 16,000 people in 23 countries.

In Asia, for example, BlueScope Steel employees will soon number more than 3,000. Our extensive BlueScope Lysaght rollforming network is unmatched by any other company, with over 40 sites across 13 countries. We are the largest Australian manufacturing investor in China, Thailand, Indonesia, Malaysia and Vietnam.

In China, the Company is now the clear leader in pre-engineered steel buildings and premium steel building materials – both are high value-added applications of steel.

Our North American businesses have great potential. We have already taken significant steps to improve the performance of the Buildings Group, while the Vistawall business shows plenty of promise for future growth.

To conclude, this has been a challenging and rewarding financial year. BlueScope Steel is in a new growth phase and we are executing that growth in a controlled manner. There is a renewed self-belief and can-do spirit evident among our people. We are committed to safe operations, providing inspired and competitive solutions for our customers and strong financial performance. Our focus is on total shareholder return.

KIRBY ADAMS, MANAGING DIRECTOR AND CEO



AN INTERNATIONAL STEEL SOLUTIONS COMPANY.

DELIVERING QUALITY // Our rollformed products from operations like those in Thailand, above, enable the delivery of innovative building solutions.

ICONIC ARENAS // The Melbourne Cricket Ground, right, is one of many landmark sporting arenas around the world that feature BlueScope Steel's products. When the current re-build is complete, the stadium will seat 100,000 people. Our Company has worked with customers like fabricator Alfasi Steel Constructions, and roof manufacturer Fielders, to provide structural steelwork and steel roofing. XLERPLATE®, ZINCALUME® and COLORBOND® steels all feature prominently in the redevelopment.



BLUESCOPE STEEL IS AIMING TO ENHANCE ITS POSITION AS AN INTERNATIONAL STEEL SOLUTIONS COMPANY. THIS DEMANDS ONGOING INNOVATION IN EVERY ASPECT OF OUR BUSINESS.

THE STORY OF BLUESCOPE STEEL

FAMOUS ORIGINS

BlueScope Steel is a young company – we came into existence in July 2002 with our spin-out from BHP Billiton and public listing on the Australian Stock Exchange. We believe that our vitality and can-do attitude are a reflection of our youth. However, within our company are five famous businesses with long and substantial steel industry histories covering Australia, New Zealand, the United States and increasingly, the countries of Asia.

Our roots go back to The Broken Hill Proprietary Company Limited, formed in 1885 to mine silver, lead and zinc in outback New South Wales and moving into steel manufacturing in 1915.

John Lysaght (Australia) Pty Ltd was formed in 1918, as demand for steel intensified during the First World War, to serve the Australian building and construction industry. The galvanised steel from Lysaght's English factory was already well known in Australia, and 'corrugated iron' has since become a unique feature of the Australian architectural landscape.

In 1928, Australian Iron and Steel Limited (AIS) was formed to operate a steelworks at Port Kembla in New South Wales, close to the region's rich coal deposits.

AIS was acquired by BHP in 1935, while John Lysaght (Australia) became a wholly owned subsidiary in 1979.

New Zealand Steel was formed in 1968 to convert the ironsands of Waikato North Head, near Auckland, into modern steel products for the New Zealand and export markets. This unique business became part of the BlueScope Steel portfolio in 1989.

Butler Manufacturing Company is an iconic US-based business that began in 1901. It went on to establish highly successful operations in pre-engineered buildings and window, roofing and wall systems. In 1996 the company expanded into China. Butler Manufacturing was acquired by BlueScope Steel on 27 April 2004.

So, while our Company is young, our component businesses have deep roots, and embody many years of skill and experience in the steel industry.

A GROWING REPUTATION

BlueScope Steel is the leading steel company in Australia and New Zealand, and ranks among the top 50 companies on the Australian Stock Exchange. We supply the majority of flat steel products sold in these markets – used in vehicles, houses and landmark buildings. Our products make a big difference to the lives of people in many countries.

Within our portfolio are three very fine steelmaking facilities – Port Kembla in Australia, Glenbrook in New Zealand, and Delta, Ohio in the USA. We also have a network of roll-forming facilities across Australia, Asia and the Pacific that is unmatched by any other steel company. In keeping with our downstream value-adding strategy, we are growing and enhancing our reputation as a global steel solutions company – expanding our existing capacity and constructing new facilities across the Asia-Pacific region.

With the recent acquisition of Butler Manufacturing Company, we are now the leader in pre-engineered buildings in North America and China, and number one in premium steel building products in China.

We supply customers in Australia, New Zealand, Asia, the USA, Europe, the Middle East, the Pacific and elsewhere with purpose-designed products backed by comprehensive after-sales service.

FOCUSED ON THE FUTURE

BlueScope Steel is aiming to enhance its position as an international steel solutions company. This demands ongoing innovation in every aspect of our business. Advances, such as the revolutionary Castrip® thin strip casting process, provide a glimpse of tomorrow's steelmaking technology. Brand building and marketing initiatives will help drive steel into new applications and expand our customer base.

Our global presence has positioned us to grow in conjunction with some of the world's most dynamic economies. BlueScope Steel is a company firmly focused on the future.

TOTAL REVENUE

$5.8b

WHERE DOES THE MONEY GO?

We generate revenue by providing products and solutions to our customers. This revenue is distributed to employees, suppliers and governments in the communities in which we operate. Cash which is not reinvested in the business is returned to our shareholders.

Additional monies, not shown here, are reinvested in the business in other ways, such as depreciation, and we directly invested more than $2 million in community programs in the 2003/04 year.

$1.1b
WAGES AND SALARIES

$1.6b
RAW MATERIALS

$1.6b
SUPPLIERS, SERVICES AND UTILITIES

$200m
INCOME TAX

$420m
OUTWARD FREIGHT

$240m
DIVIDENDS TO SHAREHOLDERS

$260m
SHARE BUYBACKS


16
14
8
4.8
3.7
4
3.4
2.7
1.8
1.3
95
96
97
98
99
00
01
02
03
04

LOST TIME INJURY FREQUENCY RATE
INJURIES RESULTING IN LOST TIME PER MILLION HOURS WORKED


47.1
29.1
22.4
21.9
17.5
12
9.1
6.7
97
98
99
00
01
02
03
04
FINANCIAL YEAR

MEDICAL TREATMENT INJURY FREQUENCY RATE
MEDICALLY TREATED INJURIES PER MILLION HOURS WORKED

HEALTH SAFETY ENVIRONMENT AND COMMUNITY

SAFETY – TOWARDS ZERO HARM

Tragically, a fatality occurred in our business on 29 June 2004 with the death of a contractor at our Brisbane Logistics Terminal in Australia.

Our goal of Zero Harm remains firm. As shown by the charts above, we have continued to make strong overall progress, with many businesses reporting noteworthy results.

In the 2003/04 financial year, we achieved further reductions in our two key safety indicators: Lost Time Injury Frequency Rate (LTIFR) and Medical Treatment Injury Frequency Rate (MTIFR). LTIFR was reduced by 28 per cent, and MTIFR was reduced by 26 per cent compared to 2002/03. 93 per cent of our employees were involved in conducting monthly safety audits.

ENVIRONMENT – CONTINUING PROGRESS

The 2003/04 financial year has seen us make further progress in improving the environmental performance of the Company's plants and operations.

BlueScope Steel products feature prominently in state-of-the-art sustainable housing developments such as Melbourne's GreenSmart display village.

A range of water-saving measures are being implemented at sites such as Port Kembla Steelworks and Western Port. Our Springhill operation is adopting a water conservation strategy that will save over 500,000 litres a day.

As a significant emitter of greenhouse gases, BlueScope Steel is working to achieve improvements in the carbon intensity of our operations and is continually taking steps to improve our energy management.

We have also continued to focus on ensuring our environmental management systems are robust.

COMMUNITY – OUR HOMES

The importance we place on our responsibilities as a corporate citizen is evidenced in Our Bond, which states: 'Our communities are our homes.' Our Bond links our success as a company to our success as a community member. Consequently, we conduct hundreds of projects and programs each year aimed at making a positive impact on people's lives.

Each year, BlueScope Steel supports a range of community programs around the world. We collaborate with community groups and support youth, the disadvantaged, the environment, the arts and cultural diversity. Some programs are also direct responses to emergency situations, such as earthquakes and floods. We are proud of the fact that many people continue to benefit from our programs. Over the 2003/04 financial year, we have continued our efforts to be a valued member of every community in which we operate.

HEALTH SAFETY ENVIRONMENT AND COMMUNITY REPORT // BlueScope Steel's credentials and progress in these areas will be reported in detail in the Company's 2003/04 Health Safety Environment and Community Report. This will be available in December 2004. Shareholders wishing to register and receive a copy of the Report can do so by visiting our website www.bluescopesteel.com or contacting BlueScope Steel Direct in Australia on 1800 675 230.

OPERATIONS AROUND THE WORLD


54
53
107
106
51
55
52
57
111
56
108
61
50
38
109
37
36
49
48
60
40
46
41
42
59
110
58
43
45
44
47
34
63
15
64
14
62
13
12
11
10
4
23
21
22
16
20
18
17
2
19
1
9
35
33
8
25
24
100
101
102
28
27
26
29
6
5
3
7
32
31
30



76
83
84
97
78
77
79
70
81
66
85
86
69
96
95
87
88
89
105
67
90
91
73
68
80
103
75
72
93
92
65
74
82
71
94
104
98
99



11%
1%
7%
50%
23%
8%

EMPLOYEE PROFILE BY COUNTRY
AT 30 JUNE 2004

- AUSTRALIA
- NEW ZEALAND
- NORTH AMERICA
- CHINA
- SE ASIA
- OTHER

A REGIONAL NETWORK STRADDLING 3 CONTINENTS

AUSTRALIA

STEEL PRODUCTION, ROLLING, COATING AND PAINTING FACILITIES
Port Kembla, NSW, Port Kembla Steelworks
Port Kembla, NSW, Springhill Works
Sydney, NSW, Chullora
Hastings, VIC, Western Port Works
Brisbane, QLD, Acacia Ridge

CORPORATE OFFICE
Melbourne, VIC

SERVICE CENTRES
Acacia Ridge, QLD
CRM, Port Kembla, NSW
Chullora, NSW
Sunshine, VIC
Braeside, VIC
Wingfield, SA
Kwinana, WA

BLUESCOPE LYSAGHT AUSTRALIA
10 Archerfield, QLD
Rocklea, QLD
Rockhampton, QLD
Mackay, QLD
Townsville, QLD
Cairns, QLD
Chullora, NSW
Emu Plains, NSW
Smithfield, NSW
Minchinbury, NSW
Smeaton Grange, NSW
Cardiff, NSW
Tamworth, NSW
Dubbo, NSW
Coffs Harbour, NSW
Albury, NSW
Queanbeyan, ACT
Lyndhurst, VIC
Dandenong, VIC
Campbellfield, VIC
Geelong, VIC
Hobart, TAS
Launceston, TAS
Devonport, TAS
Gillman, SA
Darwin, NT
Forrestfield, WA

THAILAND
36 Map Ta Phut, Rayong, BlueScope Steel Thailand

BLUESCOPE LYSAGHT
37 Bangkok
38 Khon Kaen
36 Map Ta Phut, Rayong

MALAYSIA
40 Kapar, BlueScope Steel Malaysia

BLUESCOPE LYSAGHT MALAYSIA
41 Shah Alam, Kuala Lumpur
42 Kota Kinabalu, Sabah
43 Kuching Bintulu, Sarawak

INDONESIA
44 Cilegon, Java, BlueScope Steel Indonesia

BLUESCOPE LYSAGHT INDONESIA
45 Jakarta
46 Medan
47 Surabaya

VIETNAM
48 Ba Ria-Vung Tau Province, BlueScope Steel Vietnam (operational 2006)

BLUESCOPE LYSAGHT VIETNAM
49 Ho Chi Minh City
50 Hanoi

CHINA
51 Suzhou Province-BlueScope Steel China (operational 2006)
52 Shanghai - BlueScope Butler
53 Tianjin - BlueScope Butler

BLUESCOPE LYSAGHT CHINA
54 Langfang
55 Shanghai
56 Guangzhou
57 Chengdu

OTHER BLUESCOPE LYSAGHT - ASIA PACIFIC
58 **SINGAPORE** - Jurong
59 **BRUNEI** - Bandar Seri Begawan
60 **SRI LANKA** - Colombo
61 **TAIWAN** - Kaohsiung
62 **NEW CALEDONIA** - Noumea
63 **VANUATU** - Port Vila
64 **FIJI** - Suva, Nadi and Lautoka

USA

CORPORATE OFFICES
65 Dallas, TX - Regional Headquarters
66 Kansas City, MO - Business Services group & research facility

BUTLER BUILDINGS MANUFACTURING PLANTS
67 Annville, PA
68 Laurinburg, NC
69 Galesburg, IL
70 Visalia, CA
71 San Marcos, TX
72 Birmingham, AL - Sales & Engineering
73 Staunton, VA - R-Steel

VISTAWALL MANUFACTURING PLANTS
74 Terrell, TX
75 Greeneville, TN

VISTAWALL SERVICE/ DISTRIBUTION CENTRES
76 Seattle, WA
77 San Francisco, CA
78 Sacramento, CA
79 Modesto, CA
80 Los Angeles, CA
81 Denver, CO
65 Dallas, TX
82 Houston, TX
83 Minneapolis, MN
84 Wausau, WI
85 St Louis, MO
86 Chicago, IL
87 Detroit, MI
88 Cincinnati, OH
89 Cleveland, OH
90 Warwick, RI
91 Washington, DC
92 Tucker, GA
93 Newnan, GA
94 Tampa, FL

JOINT VENTURE OPERATING SITES
95 Delta, OH - North Star BlueScope Steel
96 Crawfordsville, IN - Castrip

CANADA

REGIONAL SALES OFFICE
97 Toronto, ONT

MEXICO

BUTLER BUILDINGS MANUFACTURING PLANT
98 Monterrey, Nuevo Leon

BUTLER SALES AND ENGINEERING OFFICE
99 Mexico City

NEW ZEALAND
100 Glenbrook - New Zealand Steel
101 Waikato North Head - Ironsands Mine
102 Taharoa - Ironsands Mine

INTERNATIONAL MARKETS SALES OFFICES
103 USA - Long Beach, CA
104 USA - Miami, FL
105 USA - Pittsburgh, PA
76 USA - Seattle, WA
106 JAPAN - Tokyo
107 SOUTH KOREA - Seoul
108 CHINA - Hong Kong
61 TAIWAN - Kaohsiung
49 VIETNAM - Ho Chi Minh City
109 PHILIPPINES - Manila
110 SINGAPORE - Singapore
111 INDIA - New Delhi
ENGLAND - London (not shown)

BLUESCOPE STEEL | BLUESCOPE LYSAGHT | NEW ZEALAND STEEL | BLUESCOPE BUTLER | BUTLER A BlueScope Steel Company

clean Colorbond® | Colorbond® | Zincalume® | COLOR STEEL®

LYSAGHT | THE VISTAWALL GROUP A BlueScope Steel Company

Xlercoil® | Xlerplate® | Galvabond® | PrimaMaju™ | PrimaDesa™

waterpoint slimline | waterpoint classic | HydroRib

+ A SNAPSHOT OF OUR GROWING BRAND PORTFOLIO

WE HAVE STRENGTHENED OUR EXISTING BRANDS ...

In Australia, we continue to drive our core product brands – COLORBOND®, ZINCALUME®, XLERPLATE® steel and the LYSAGHT® range. Vigorous marketing activity is ensuring that COLORBOND® steel remains Australia's No.1 pre-painted steel brand. Over 40 per cent of new homes in Australia are now built with a COLORBOND® steel roof, and increasingly, the brand is being chosen for fencing.

We have also strengthened the LYSAGHT® range with a number of new branded solutions. LYSAGHT POWERDEK® has met with great success in Singapore and is now being launched in Australia. The LYSAGHT® Metro branches are increasing the visibility of the LYSAGHT® brand, as well as the level of customer service.

In New Zealand, we have relaunched our COLORSTEEL® range with a new suite of products and revitalised colour range. COLORSTEEL® Endura™ and COLORSTEEL® Maxx™ are designed to meet the demands of New Zealand's wide range of environments.

In Asia, we lead the market with our Clean COLORBOND® steel product. In line with our local business approach to the region, we continue to develop and market a number of brands for specific countries including Indonesia, Thailand, Vietnam, Malaysia and China.

... AND INTRODUCED SOME EXCITING NEW ONES

Our most visible new brand is our Company name. As a brand, BlueScope Steel is becoming more widely recognised, and will increase in impact as we grow and become stronger.

The purchase of Butler manufacturing has added a range of world-leading building sector brands to our portfolio. These include the 'Butler' and 'Vistawall' business brands, as well as their services and products – 'Butler Builder,' 'MR24 Roofing System,' 'Naturalite,' 'Skywall' and 'Moduline' are highly recognised in their home markets.

We have also expanded the range of colours available in the COLORGRAIN® Designer steel range. This is a unique pre-painted steel product with a distinctive 'consistently inconsistent' finish.

In Asia, we have integrated the 'Butler' business into BlueScope Steel under the new BlueScope Butler brand, and we are repositioning this as the region's premium PEB brand.

In Australia, we have launched the new BlueScope Water business, which is building new brands such as HYDRORIB™ steel for culverts, WATERPOINT™ rainwater tanks, and the THINKTANK™ rainwater harvesting system. These will complement our established range of premium coated steel products. See story opposite.

UNIQUE STEEL DESIGN // Metecno Thailand General Manager Chris Moor outside Bangkok's Oxygen Bar. The building uses over 30 tonnes of BlueScope Steel products, with variable radius curves that exemplify the rollforming craft. The COLORBOND® steel exterior is an undeniable attention grabber, while the all-steel building was also modelled to optimise interior acoustics. A perforated steel ceiling helps create the ideal sound environment for both music and conversation. With an all-white space-age interior, Oxygen Bar highlights the expressiveness and design flexibility of steel.+







PRECIOUS RESOURCE // BlueScope Water is working to make rainwater tanks part of the urban Australian environment.

+ BLUESCOPE WATER

As a steel solutions company with its origins in one of the world's driest continents, it was perhaps a natural step for BlueScope Steel to develop steel-based water management products.

During the year, we launched a new business called BlueScope Water. The foundation for this business is the Company's many years of experience supplying steel-based products to our customers for the manufacture of rainwater tanks.

RAINWATER HARVESTING

Over nine million Australians live in urban communities with water restrictions. While the traditional steel water tank has long been a familiar sight in the Australian bush, it is now increasingly popular in towns and cities. Governments are mandating water conservation, and BlueScope Water is working with councils and developers to introduce rainwater harvesting solutions for both new and existing buildings.

BlueScope Water launched two rainwater tank brands during the year: the WATERPOINT CLASSIC® and WATERPOINT SLIMLINE®. Steel water tanks will be available in a range of sizes, shapes and colours, to suit almost any site and style of building. They are currently offered in the greater Sydney area and will be available in other east coast capital cities later this year.

WATER INFRASTRUCTURE

Securing sustainable water supplies for cities is only part of the challenge. Modernising irrigation and stormwater infrastructure is equally important.

The basis for BlueScope Water's water infrastructure products is the HYDRORIB™ pipe system – a unique ribbed profile pipe made from a steel composite material. HYDRORIB™ is lightweight, strong and easy to install. The steel composite material increases resistance to corrosion and abrasion, and offers outstanding performance over a long service life.

WATERPOINT™, WATERPOINT CLASSIC®, WATERPOINT SLIMLINE®, and HYDRORIB™ are trademarks of BlueScope Steel Limited.

BRIAN KRUGER
Chief Financial Officer
Age 42

Chief Financial Officer of BlueScope Steel since the Company's public listing in July 2002, and responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance. From 1983 to 2002, held various positions with the BHP Group including Practice Leader, Corporate Finance and Vice President Finance, North Star BHP Steel.

KIRBY ADAMS
Managing Director and
Chief Executive Officer
Age 48

Appointed Managing Director and Chief Executive Officer of BlueScope Steel Limited in July 2002, having been Chief Executive Officer of its predecessor business BHP Steel since March 2000. Current Chairman of the International Iron and Steel Institute.

IAN CUMMIN
Executive Vice President
Human Resources
Age 49

Joined BlueScope Steel in September 2003. Responsible for the group management of human resources and safety. In previous roles has managed his own consulting business and was Executive General Manager of Human Resources and Corporate Services with Southcorp Limited from 1995 until 2001. Has held senior human resources and industrial relations management positions in the chemicals, energy and construction industries.

EXECUTIVE LEADERSHIP TEAM

BlueScope Steel's Executive Leadership Team is pictured in the newly named BlueScope Steel Indigenous Art Galleries at the National Gallery of Victoria in Melbourne.

BRINGING COLOUR TO COMMUNITIES // BlueScope Steel has undertaken a long-term partnership with NGV, which will involve a major exhibition tour aimed at bringing some of the finest and most colourful indigenous artworks in Australia to our communities.



LANCE HOCKRIDGE
President, Industrial Markets
Age 50

President of BlueScope Steel's Industrial Markets businesses comprising Port Kembla Steelworks, New Zealand Steel and the Company's North American assets since 2000. Butler Manufacturing and Vistawall operations in North America have been added to his responsibilities. Previously held various positions within the BHP Group including Group General Manager BHP Transport, Corporate General Manager International and President Long Products. Currently Chairman of North Star BlueScope Steel and a Director of the Australian Industry Group.

KATHRYN FAGG
President, Market and Logistics Solutions
Age 43

Responsible for BlueScope Lysaght in Australia, BlueScope Water, International Markets, Logistics and Information Services as well as the overall marketing, sales and service capability across BlueScope Steel. Before joining the Company in 2000, held a number of senior positions with ANZ Banking Group including Managing Director Banking Products and General Manager Retail Banking, New Zealand. Previously with McKinsey & Company as an Associate, and with Esso Australia Limited as a petroleum engineer. Current Chairperson of Parks Victoria.

MICHAEL COURTNALL
President, Asian Building and Manufacturing Markets
Age 55

Responsible for the performance of the BlueScope Steel's Asian steel businesses since 2000. Previously held various positions within the BHP Group including President Coated Steel Asia and Export and Group General Manager BHP Steel Americas. Previously worked for Fletcher Steel in New Zealand and British Steel Corporation in the United Kingdom.

NOEL CORNISH
President, Australian Building and Manufacturing Markets
Age 54

Responsible for the Company's coated products businesses in Australia since July 2002. Previously held positions within the BHP Group, including President Packaging Products, President North Star BHP Steel and Group General Manager Whyalla Steelworks. Vice President of the Packaging Council of Australia and member of the International Iron and Steel Institute Packaging Committee.



PERFORMANCE OVERVIEW
BLUESCOPE STEEL BUSINESS SEGMENTS





CORPORATE AND GROUP

HIGHLIGHTS

+ Corporate name change to BlueScope Steel effective 17 November 2003.
+ Company successfully acquires Butler Manufacturing on 27 April 2004 and creates new business segment.
+ Strong Net Profit After Tax and Earnings per Share performance for second consecutive year.
+ Continued focus on rewarding shareholders with total dividends announced for FY2004 of 40 cents per share, fully franked.
+ Successful share buyback program concluded in March 2004 with 60 million shares purchased at an average cost of $4.70 per share.

+ COATED AND BUILDING PRODUCTS AUSTRALIA

KEY CUSTOMERS: Building, construction, automotive and packaging industries and general manufacturers.

HIGHLIGHTS

+ Record domestic sales of 1.86 million tonnes.
+ Brownfield capacity programs continue at Western Port, Springhill and Service Centres.
+ Western Port achieves record production performance for metal coating line number 4.
+ A number of annual production records acheived in hot rolled, metal coating and painting at Springhill.
+ Opened 8 new BlueScope Lysaght sites to increase geographic presence in metro and regional growth areas and more effectively service customers.
+ Launched new BlueScope Water business offering products for rainwater harvesting and water infrastructure.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	1,855
Export	619

REVENUE $2.884 billion

NET OPERATING ASSETS (pre-tax) $1.255 billion

RETURN ON NET ASSETS (pre-tax) 16.0%

TOTAL SALES % (TONNES)

AUSTRALIA	ASIA	REST OF WORLD
75	14	11

+ COATED AND BUILDING PRODUCTS ASIA

KEY CUSTOMERS: Building and construction industries and general manufacturers.

HIGHLIGHTS

+ Earnings before interest and tax reaches $100 million.
+ New major investments announced to build our position in downstream markets in Vietnam, China and Thailand totalling more than A$500 million.
+ Completed expansion to double paint line at Indonesia's metallic coating and painting facility to 50,000 tonnes per annum.
+ Continued strong growth in steel roof trusses and pre-engineered buildings.

EXTERNAL DESPATCHES ('000s of tonnes)

Domestic	438
Export	91

REVENUE $689 million

NET OPERATING ASSETS (pre-tax) $619 million

RETURN ON NET ASSETS (pre-tax) 21.5%

TOTAL SALES % (TONNES)

ASIA/PACIFIC
100







+ HOT ROLLED PRODUCTS

KEY CUSTOMERS: Engineering, construction, mining and manufacturing industries and export customers who re-roll our steel.

HIGHLIGHTS

+ Production records for slab (5.145 mt), iron-making (5.024 mt) and hot rolled coil (2.5 mt) at Port Kembla Steelworks.
+ Enterprise Bargaining Agreement at Port Kembla concluded.
+ North Star BlueScope Steel capitalises on strong pricing, good customer relationships and record production levels to improve earnings.
+ Castrip® process moves closer to commercialisation with cumulative production of 100,000 tonnes at partner Nucor's Crawfordsville, Indiana plant in USA.

EXTERNAL DESPATCHES ('000s of tonnes)
Domestic 981*
Export 1,504

REVENUE $2.732 billion*

NET OPERATING ASSETS
(pre-tax) $1.859 billion

RETURN ON NET ASSETS
(pre-tax) 30.7%

* Data excludes 50% share of North Star BlueScope Steel.

TOTAL SALES % (TONNES)



70
12
18
AUSTRALIA
AMERICAS
REST OF WORLD

+ NEW ZEALAND STEEL

KEY CUSTOMERS: Building and construction industry, roll-formers and manufacturing industries.

HIGHLIGHTS

+ Record domestic market sales of 261,000 tonnes due to strong economic conditions and market share gains.
+ Paint line production increased by 11 per cent over last year to reach a record of 52,000 tonnes annually.
+ New kiln maintenance program introduced to reduce length of down-time and improve slab production in FY2005.
+ Commissioning of expanded metal coating line continues.

EXTERNAL DESPATCHES ('000s of tonnes)
Domestic 261
Export 325

REVENUE $560 million

NET OPERATING ASSETS
(pre-tax) $428 million

RETURN ON NET ASSETS
(pre-tax) 14.1%

TOTAL SALES % (TONNES)



44
18
16
15
7
NEW ZEALAND
AUSTRALIA
AMERICAS
ASIA
REST OF WORLD

+ COATED AND BUILDING PRODUCTS NORTH AMERICA

KEY CUSTOMERS: Consumers of pre-engineered buildings (PEB) and aluminium and glass architectural products.

HIGHLIGHTS

+ New management structure in place following acquisition of Butler Manufacturing.
+ Specialty parts production at Galesburg to be relocated with facility closing mid-CY2005.
+ Despatches for Buildings Group up strongly in May and June over same period in 2003.
+ Order entries for Vistawall up 7 per cent in May and June over same period in 2003 but margins affected by increased cost of aluminium feedstock.
+ Ability to access steel improves through BlueScope Steel plants and resources.

EXTERNAL DESPATCHES ('000s of tonnes)
Domestic 28
Export 1

REVENUE $191 million

NET OPERATING ASSETS
(pre-tax) $232 million

RETURN ON NET ASSETS
(pre-tax) (17.5%)*

* This is a negative figure. Data covers only 2 months.

TOTAL SALES % (TONNES)



100
AMERICAS



LOCAL FOCUS // Many of our products are developed to suit the climatic conditions of specific Asian countries. BlueScope Steel's products feature throughout this international French school in Thailand.+

$100m

RECORD EBIT FOR OUR ASIAN BUSINESS

+ ASIA
COATED AND BUILDING PRODUCTS

Positioned in many of the world's most energised economies, BlueScope Steel's Coated and Building Products Asia businesses continued to grow during the year, in conjunction with this powerhouse region.

BlueScope Steel began manufacturing in Asia in 1965, with a rollforming facility in Singapore. Our network of metallic coating, painting and rollforming operations is now the most extensive of any company. We are also focused on growing our leading position in pre-engineered buildings in Asia.

We are a leading Australian manufacturing investor in each Asian country in which we operate. Our Asian businesses sell to customers in the building, construction and manufacturing industries across the Asia-Pacific region, and hold premium positions in niche markets in a range of Asian countries with our range of branded products.

As the results show, we have continued our progress in building the profitability of our Asian businesses. In 1999/00, our Asian business segment contributed $11 million in earnings before interest and tax. This progressively increased to $54 million in 2000/01, $71 million in 2001/02, and $84 million in 2002/03. In 2003/04 this figure reached $100 million.

During the year, BlueScope Steel announced new Asian investments totalling over A$500 million, with the expenditure to occur over the next two years in Vietnam, China and Thailand. These investments are targeted at building our position in the downstream, value-added markets we service.


2002 $530m
2003 $569m
2004 $689m
SALES REVENUE


2002 $71m
2003 $84m
2004 $100m
EBIT





SOLID FOUNDATIONS // Over the past 12 months, we have approved investments of $500 million to drive the growth of our Asian businesses. Construction of our new coating and painting facility in Ba Ria, Vung Tau Province near Ho Chi Minh City in Vietnam, above, is now well advanced.

DYNAMIC SKYLINE // Shanghai's futuristic skyline is a showcase of steel products.+

In 2003/04, Coated and Building Products Asia again showcased the advantages of operating as a network of local businesses. As participants in domestic markets we supply products which meet our customers' needs. We also offer our customers shorter lead times, better technical support and better delivery performance than our competitors.

This local focus is also demonstrated by our market-leading brands, many of which have been tailored to specific countries. For example our Clean Room Chicken Sheds have helped control the spread of disease in Thailand. The expansion of our Asian operations means BlueScope Steel will soon have over 3,000 employees working in the Asia-Pacific region. For our Asia-based employees, the workplace is becoming safer. In 2003/04, this business segment achieved 2.5 million working hours without any injuries that resulted in lost time.

Through BlueScope Lysaght Asia, we operate 23 steel rollforming facilities in 12 countries in Asia and the Pacific – China, Indonesia, Malaysia, Thailand, Vietnam, Brunei, Singapore, Sri Lanka, Taiwan, Fiji, New Caledonia and Vanuatu. These facilities produce and distribute the LYSAGHT® brand of steel rollformed products and accessories for roofing and walling applications, as well as structural decking and pre-engineered buildings, using our own coated steel.

We also operate 60 sales and marketing offices across the region, selling to the commercial, industrial and residential sectors of the building and construction industry. Our Coated Products Asia businesses include metallic coating and painting facilities in Thailand, Malaysia and Indonesia. New facilities are under construction in Vietnam and China, with a major facility extension underway in Thailand.

Among our premium brands in Asia are Clean COLORBOND® steel and ZINCALUME® steel, as well as the newly acquired brands of the BlueScope Butler and Vistawall businesses, and specific branded products developed for individual markets. All hold strong market positions.

VIETNAM

BlueScope Lysaght Vietnam has built its current market position from rollforming operations which commenced in Ho Chi Minh City in 1993, and Hanoi in 1996. These two facilities have provided the foundation for us to move into larger scale production.

In August 2003, we announced our intention to construct a A$160 million metallic coating and painting facility in Ba Ria, Vung Tau Province, 80 kilometres south east of Ho Chi Minh City. This will be 100 per cent owned by BlueScope Steel. The facility will have an annual production capacity of 125,000 tonnes of metallic coated and 50,000 tonnes of painted flat steel products. The zinc-aluminium alloy coating technology utilised at the facility will be a first for the Vietnam market.

Work progressed to schedule during the year. Initial earthworks were completed, construction of the main plant buildings is progressing well, and we expect the plant to start operating early in the 2006 calendar year. During the year we also conducted a successful customer product-seeding program, one of a number of initiatives designed to generate market demand for BlueScope Steel products.





UNIQUE SOLUTIONS // Architect and Rangsit University lecturer, *Janejud Sri-Aroon*, stands outside his redesigned President Building at Rangsit University near Bangkok, Thailand. The 11-storey building features a striking, curved wall of over 300 windows, and houses a 700-seat auditorium. The design demonstrates energy conservation and acoustic principles to the University's 450 architecture students. Around five tonnes of BlueScope Lysaght's ZINCALUME® steel were used in construction, with many structures pre-fabricated to ensure safety and minimise disruption. +

INDONESIA

Our Indonesia business is the country's only local manufacturer of zinc/aluminium coated and pre-painted steel. We market a number of Indonesia-only brands to the building and construction industries. These include PELANGI®, ABADI®, GEMILANG® and ANCOR™ steel.

In January 2004, an expansion was completed at our Indonesia metallic coating and painting facility in Cilegon, near Jakarta, doubling our paint line capacity from 25,000 to 50,000 tonnes per year. Strong sales in residential roofing – up 50 per cent year on year – means this capacity increase is now fully utilised.

We also have BlueScope Lysaght operations at three locations – Jakarta, Medan and Surabaya. Sales of our LYSAGHT® SMARTRUSS™ steel roof trusses increased sharply, by over 100 per cent, from the same period last year. During the year, we also increased our metallic coating capacity from 90,000 tonnes to 100,000 tonnes. This was achieved largely through software modifications. Sales of pre-engineered buildings commenced in Indonesia this year, in line with our PEB expansion strategy.

MALAYSIA

Our Malaysia operation serves customers in the building and manufacturing markets in Malaysia, Singapore, Brunei, Sri Lanka and China, and is currently the main supplier of feedstock to BlueScope Steel's China business. BlueScope Steel (Malaysia) experienced robust demand in 2003/04. An increase in domestic sales was supported by the development of new applications in door and window frames, as well as strong sales to the domestic hardware market.

BlueScope Steel owns 60 per cent of our metallic coating and painting facility at Kapar-Selangor, in Malaysia. Our partner is PNB Equity Resource Corporation Sdn Bhd, a large local equity fund. BlueScope Lysaght operates rollforming facilities at Shah Alam in Kuala Lumpur, Kota Kinabalu in Sabah and Bintulu in Sarawak.

THAILAND

BlueScope Steel (Thailand) operates a high quality cold rolling, metallic coating and painting facility, selling to local and export markets. We own 75 per cent of this facility, with the remaining 25 per cent held by Loxley, a local investor. Market demand for BlueScope Steel (Thailand) products was healthy during 2003/04.

Sales of PEBs increased significantly, with innovative new products achieving strong sales in the chicken and duck shed segments. LYSAGHT SMARTRUSS™ sales were also strong, doubling year on year. Our growth initiatives for Thailand reflect this demand. In January 2004, we announced a second metallic coating line at our Rayong site, to more than double our metallic coating capacity to 420,000 tonnes per annum. This metallic coating line is scheduled for start up around the middle of the 2005 calendar year, with significant construction work having occurred during the year.

BlueScope Lysaght operates three rollforming facilities at Bangkok, Khon Kaen and Rayong, supplying coated steel building products for commercial, industrial and residential uses.





CUSTOMER SATISFACTION // Jian Kai, Chief Engineer Shanghai Xinan (Group) Co. is a satisfied customer of BlueScope Butler in China. He is pictured inside a completed pre-engineered building (PEB) at Shanghai Industrial Park. +

NO. 1 IN CHINA WITH BLUESCOPE BUTLER AND BLUESCOPE LYSAGHT.

WE NOW OPERATE THE WORLD'S LEADING PRE-ENGINEERED BUILDING BUSINESS.

+ OUR CHINA STORY

BlueScope Steel now holds the number one position in pre-engineered buildings and premium steel building products in China. We are Australia's leading manufacturing investor in that country. Our involvement with China spans 89 years, since we began exporting steel there in 1915.

In 1995, we commenced operating on the ground in China, with the commissioning of our Shanghai and Guangzou rollforming plant. In 2003, we opened two modern factories at Langfang (near Beijing), and at Chengdu, both of which are operating profitably. These four manufacturing centres cover the east, south, north and west growth regions of China. To support these facilities, we have developed an extensive distribution network of over 30 sales and technical offices.

BlueScope Steel's acquisition of Butler Manufacturing in April 2004 brings two additional manufacturing sites to our China operations. These are in Shanghai (1996) and Tianjin (2003). The addition of BlueScope Butler China to our portfolio has added great capabilities and products, and a new group of employees skilled in premium PEB design and construction.

In February 2004, we commenced construction of a major metallic coating and painting facility at Suzhou, 80 km west of Shanghai. This facility, which will involve capital investment $A280 million, is planned for completion in 2006. It will supply China's booming building and construction markets. The new plant will manufacture 250,000 tonnes of metallic coated steel, and 150,000 tonnes of painted steel. All our facilities in China are 100 per cent owned by BlueScope Steel.

Demand for steel in China has exploded since 1995. At that time, China was consuming 13 per cent of world steel production. In 2003, it accounted for 27 per cent, or 233 million tonnes of steel. The strong growth in China's demand for steel is expected to continue. China is modernising on an unprecedented scale, and BlueScope Steel has developed an important niche in this dynamic market.

Consequently, we are poised to grow with China, and we look forward to an exciting future for our operations in this vibrant and fascinating country.





AESTHETIC BALANCE // Architect Bud Brannigan designed Australia's Tweed River Art Gallery. The building balances the visual impact of its artwork with the beauty of the surrounding landscape. Clad in COLORBOND® metallic steel, the gallery changes its sheen with variations in the sub-tropical light.

1.86m

TONNES OF VALUE-ADDED STEEL SOLD TO THE AUSTRALIAN MARKET



+ AUSTRALIA COATED AND BUILDING PRODUCTS

For the Coated and Building Products Australia segment, 2003/04 was a very good year. Our safety performance continued to improve. For every million hours worked, less than 1.8 injuries occurred that resulted in lost work time. During the year, this business segment further developed its position as Australia's leading supplier of metallic coated and pre-painted steel products.

Our main markets – in the building and construction sector – were especially robust. But the segment also achieved strong sales to customers in the automotive, manufacturing and packaging areas, and through our distributors. Coated and Building Products Australia comprises a dynamic group of businesses that produce many well-known brands. A number of these have particularly high recognition in the marketplace – COLORBOND® steel, ZINCALUME® steel and LYSAGHT® are leading brands in Australia.

The business segment also works closely with some prominent architectural firms, and during the year, its products featured in some striking and award-winning examples of contemporary Australian architecture. Our sales and marketing strengths were also evident, with brand extensions such as COLORBOND® fencing, supported by successful advertising campaigns.

Innovative and timely product development – such as our introduction of the new BlueScope Water range – and sharp customer focus continue to make this segment an exciting part of BlueScope Steel.

The major businesses are: Western Port, Victoria (hot rolling, cold rolling, metal coating and painting), Springhill NSW (cold rolling, metal coating and painting), Packaging Products (cold rolling and metallic coating), Port Kembla NSW, Service Centre network (seven sites across Australia) and Lysaght Australia (27 sites across Australia).



2002
$2.4b
2003
$2.7b
2004
$2.9b
SALES REVENUE



2002
$57m
2003
$119m
2004
$197m
EBIT

WESTERN PORT

Western Port converts steel slab from our Port Kembla Steelworks into hot and cold rolled coil, metallic coated and pre-painted steel products. This business is of considerable importance to the manufacturing, automotive, and building and construction industry supply chains in southern Australia. Western Port exemplifies BlueScope Steel's world-leading coating and painting capabilities.

Outstanding results were achieved in delivery performance – 95 per cent for the year – a record for the business segment. Customer recognition was also a highlight, with the operation receiving the prestigious Toyota President's Award for Excellence in Customer Service.

Western Port achieved excellent production performance during the year. Metal Coating Line number 4 set an annual record of 234,200 tonnes, up from 230,900 in 2001/02. Paint Line number two almost equalled its 1999/00 record with 106,200 tonnes, falling short by just 0.2 per cent.

In 2003/04, Western Port undertook important steps to improve its competitiveness. The implementation of a maintenance alliance with Silcar resulted in greater plant reliability and cost savings, due to uptime initiatives and better maintenance planning. Environmental management was also a priority. Innovative new technologies will decrease gas and electricity consumption, and increase freshwater recycling by up to 80 per cent.

SPRINGHILL

Springhill is adjacent to Port Kembla Steelworks, from which it sources hot rolled coil. Springhill adds value to hot rolled coil through various facilities. A coupled pickling and cold rolling mill increases the strength of steel, reduces thickness and produces a bright, smooth surface. Three metallic coating lines and a paint line produce branded products including COLORBOND® steel and ZINCALUME® steel.

During 2003/04, Springhill achieved excellent performance with a number of production records and process improvements. The operation's Cold Mill increased production to 904,000 tonnes, up 3.7 per cent from 2002/03. This was due to improved cycle times and line speed, with equipment upgrades reducing delays and enabling extra throughput.



AWARD WINNERS // BlueScope Steel's outstanding customer service was recognised with the 2004 Toyota President's Award. Our winning employees are shown above.

WINNING PARTNERSHIP // Ray Borg, Manager Corporate Purchasing Toyota, and Brett Johnson, Manager Regional Sales Victoria/Tasmania are shown, right, at Toyota's new Port Melbourne headquarters. This building incorporates BlueScope Steel products.+



IN AUSTRALIA, WE ARE INCREASINGLY DEFINED BY PRODUCT INNOVATION, NEW END-USE CREATION, AND BRAND BUILDING.

Metal Coating production increased to 742,400 tonnes, up 0.7 per cent from last year – the result of a range of process initiatives, despite a delay caused by an equipment upgrade. New equipment is expected to increase capacity by 35,000 tonnes in 2004/05.

And as a result of process improvements, Springhill's Paint Line number 3 increased production to 152,000 tonnes, up 2.0 per cent from the previous year.

Springhill also introduced an important environmental initiative – a water conservation plan that will save half a million litres a day.

PACKAGING PRODUCTS

This facility operates at Port Kembla, converting hot rolled coil to tinplate and blackplate. It sells to both Australian-based packaging manufacturers and export customers. Business conditions remained difficult for the packaging sector during the year. Significant efforts continue to be made to improve throughput, quality and efficiency.

A new six-monthly production record was set on the electrolytic tinning lines, with production of 171,870 tonnes, an increase of 4.7 per cent compared with the previous record set during 2002/03.

SERVICE CENTRE NETWORK

BlueScope Steel maintains a capital city network of Service Centres, through which about 40 per cent of our coated and painted sales are delivered. The Service Centres are hubs for state-based sales activities, and offer custom slitting and shearing services. During the year, we undertook initiatives to refresh and energise this network, in recognition of our expanding customer base and to enable us to better service our customers' needs.

Record annual production of painted products was achieved by the Service Centre paint lines. Production was 162,000 tonnes, up 17 per cent on 2002/03. This result includes production of 90,000 tonnes at Acacia Ridge in Brisbane and 63,000 tonnes at Port Kembla.

BlueScope Steel's Service Centres are innovators. The solid block painting process pioneered at Chullora in Sydney is an example of innovation in action.

New facilities are being developed in Sydney and Western Australia to support increased sales and customer needs. The planning of our proposed COLORBOND® steel Centre in Penrith, western Sydney, is at an advanced stage. This Centre will service the nation's fastest growing population corridor. Land has been acquired, and good progress made with planning approvals and provision of infrastructure.





CONTEMPORARY ARCHETYPE // Architect Peter Woolard's Virgo Residence near Geelong, Victoria, showcases ZINCALUME® steel in LYSAGHT CUSTOM ORB® and LYSAGHT KLIP-LOK® profiles. The house showcases contemporary Australian architecture.+

BLUESCOPE LYSAGHT AUSTRALIA

BlueScope Lysaght Australia operates at the value-added end of our product chain, manufacturing and distributing finished steel products and services for the domestic building and construction industry, under the LYSAGHT® brand. This brand has a strong presence in the Australian building products market, stretching back to the establishment of John Lysaght (Australia) Pty Ltd in 1918.

BlueScope Lysaght's products are primarily manufactured from COLORBOND®, ZINCALUME® GALVASPAN® and DECKFORM® steels. These are purchased from our upstream businesses, then cut and shaped ('rollformed') to make steel roofing, walling, fencing, structural decking, and a range of other steel building products and systems.

Today, many of the products manufactured by BlueScope Lysaght are benchmarks for quality and performance. They include such well-known brands as LYSAGHT TRIMDEK®, LYSAGHT NEETASCREEN® fencing, LYSAGHT BONDEK® and the perennial LYSAGHT CUSTOM ORB®.

High recognition of the LYSAGHT® brand and strong customer relationships, are key elements in the BlueScope Lysaght Australia business, which is an important channel for BlueScope Steel's metallic coated and painted products.

During the year, BlueScope Lysaght Australia further developed this channel to market by opening new sites and acquiring businesses, thereby increasing our geographic presence in metropolitan and regional growth areas, and improving our service offer to the residential sector. The combination of new sites and acquisitions saw an expansion of BlueScope Lysaght's network from 19 to 27 sites, employing 900 people in total.

This expansion will enable existing and new customers to be serviced more effectively. For example, our acquisition of Acelowe Roofing, Coffs Harbour – a traditional alliance partner of BlueScope Lysaght Australia – will assist us to capitalise on strong growth occurring along the New South Wales mid-north coast.


BRAD



HIGH ACHIEVER // Brad Love, 2004 New South Wales Group Training Apprentice of the Year. Brad, a fourth year electrical apprentice, has worked at Port Kembla Steelworks since 2001. Assisted by a BlueScope Steel scholarship, Brad is now aiming for a university degree.

HOT PERFORMANCE // Steel slab on a Port Kembla line. The Steelworks exported its 10 millionth tonne of slab during the year.

1.5m

TONNES OF HOT ROLLED PRODUCTS SOLD TO EXPORT CUSTOMERS



+ HOT ROLLED PRODUCTS

This has been a record-breaking year for BlueScope Steel's Hot Rolled Products business segment. These businesses are Port Kembla Steelworks in New South Wales, Australia, and our joint venture interests in the United States – North Star BlueScope Steel in Delta, Ohio, and Castrip LLC. Most sales are to industrial customers.

In 2003/04, records were set in safety, production, revenue and profitability. During the financial year we saw very strong pricing for our steel products. By serving our customers well, we were able to capitalise on this market opportunity. Each business within this segment uses a different steelmaking technique, and each met with great success during the year.



2002
$2.1b
2003
$2.6b
2004
$2.7b
SALES REVENUE



2002
$97m
2003
$471m
2004
$565m
EBIT

PORT KEMBLA STEELWORKS

In 2003/04, Port Kembla consolidated its reputation as one of the world's finest steelworks.

Port Kembla Steelworks is fully integrated, which means all three major production phases – ironmaking, steelmaking and shaping – take place at one site. It produces steel in the forms of slab, hot rolled coil, and plate. The Steelworks provides direct employment for over 5,000 people, and occupies an 800 hectare site. It has its own deepwater seaport, road and rail infrastructure, which give it significant competitive advantages.

We use the Basic Oxygen Steelmaking (BOS) method, in which high-pressure oxygen heats molten iron, scrap steel and other additives to produce three forms of steel (slab, hot rolled coil and plate). Port Kembla Steelworks is placed at the low end of the international steelmaking cost curve. To help maintain our leading position, we are continuing to invest in the Steelworks.

Construction of a second Walking Beam Furnace, at an indicative cost of $100 million, will enable us to convert a greater proportion of slab to hot rolled coil. This will increase the value-added component of our output.

PORT KEMBLA'S BRANDED STEEL PRODUCTS – NEW OPPORTUNITIES, NEW INNOVATIVE APPLICATIONS.





CLEAN POWER // Our XLERPLATE® steel plate is an essential component of towers at new wind farm projects such as the one at Lake Bonney, near Mt Gambier in South Australia, pictured right. Ted Lojszczyk, Sales Manager in our Adelaide office, manages the relationship with this customer. +

A range of domestic and export customers buy from Port Kembla Steelworks. Our own downstream businesses are a major buyer. Key customers include the other two listed Australian steel companies – OneSteel and Smorgon Steel – as well as other steel product fabricators, pipe and tube manufacturers and general distributors. Our customers benefited from strong economic activity in Australia during 2003/04. Prominent export customers include Steelscape and California Steel of the United States, Dongkuk Steel of South Korea, and Sahaviriya Steel Industries of Thailand.

During the year, the Port Kembla Steelworks produced a record 5.145 million tonnes of raw steel, up from 5.049 million tonnes in the previous year – a result of higher usage of scrap steel, improvements in plant reliability and increased iron production. The operation achieved an ironmaking record 5.024 million tonnes due to improved blast furnace technology and process control. The previous record of 4.985 million tonnes of iron was set in 1997/98.

New safety records were also achieved, with over one million hours worked without lost time through injury. And in 2003/04, Port Kembla Steelworks celebrated a number of milestones. We exported our 10 millionth tonne of slab, and marked 25 years of slabcasting.

As a result of improvements in furnace process speed and control, we also produced a record 2.501 million tonnes of hot rolled coil, beating the previous 1995/96 record by 2.6 per cent. A new, five-year Enterprise Bargaining Agreement, covering the majority of our workforce at the site, was concluded.

Progress was also made in environmental management – a priority area for Port Kembla Steelworks. A sinter waste gas treatment plant commissioned in July 2003, which captures and treats gas and dust emissions, has made a real difference to the environment of the Illawarra region.

We have continued building premium steel brands for our hot rolled products. The successful launch of XLERPLATE® (steel plate) and XLERCOIL® (hot rolled coil) has assisted us in capitalising on new opportunities – the steel plate used in the wind towers shown on the previous page is a good example.





AMAZING CAREERS // People such as Alison Halstead, Development Officer ironmaking technology at Port Kembla Steelworks, above, and Melissa Hildreth, Electric Arc Furnace Operator at North Star BlueScope Steel, right, are building careers in roles where, traditionally, women have not been involved.

NORTH STAR BLUESCOPE STEEL PROVIDING GROUNDBREAKING ROLES FOR EXPERT PEOPLE.

NUMBER ONE AGAIN. NORTH STAR BLUESCOPE STEEL RECORDED ITS THIRD SUCCESSIVE WIN IN THE COVETED JACOBSEN SURVEY.





STRONG PARTNERSHIPS // Doug Kovach, District Sales Representative at our Delta, Ohio joint venture is responsible for servicing the account of Worthington Industries. Worthington, the largest customer of the business, operates on a neighbouring site and receives rail shipments of over one-third of the hot rolled coil produced each year.

NORTH STAR BLUESCOPE STEEL

This was also an outstanding year for North Star BlueScope Steel, the Ohio-based Steelworks of which we hold 50 per cent. Our joint venture partner is a subsidiary of Cargill Inc, one of the world's largest private companies. In 2003/04, North Star BlueScope Steel was able to capitalise on strong pricing and good customer relationships to achieve excellent results.

The business earned its third successive win in the coveted Jacobsen Survey, again voted 'number one flat rolled steel supplier in North America'. The customers of this business include Worthington Steel, which buys around one-third of production, Steel Technologies, Kenwal Steel Corporation and National Material.

Financial performance was helped by a healthy spread between the cost of scrap raw material and the selling price of finished steel products. A scrap related surcharge, introduced in January, helped compensate for the rapid escalation of scrap costs.

In 2003/04, the operation achieved record production of 1.669 million tonnes, up 3.8 per cent from the previous year. Capital developments have been completed which will allow annual capacity to increase to 1.724 million tonnes over the coming year.

North Star BlueScope Steel, known in the steel industry as a 'mini-mill', uses leading-edge steelmaking technologies and processes to produce new steel from scrap metal. The operation uses the Electric Arc Furnace (EAF) steelmaking method.

Inside the mini-mill's two furnaces, electrodes produce an arc similar to a lightning bolt. The energy from the arc melts the scrap to produce new steel. Cars are a significant source of scrap, but washing machines, refrigerators, bicycles and steel from demolished buildings can also be recycled using the EAF method. The process also utilises iron and other materials.

CASTRIP®

At the cutting edge of steelmaking is a new strip casting process, based on technology pioneered by BlueScope Steel and our Japanese partner IHI at Port Kembla Steelworks in the late 1980s and 1990s. In 2000, the technology was sufficiently advanced to attract Nucor, a large and innovative US company.

Nucor (47.5 per cent) joined with BlueScope Steel (47.5 per cent) and IHI (Ishikawajima-Harima Heavy Industries – 5 per cent) to form Castrip LLC – a joint venture company formed to license and commercialise thin strip casting technology.

The Castrip® technology allows direct production of thin hot rolled coil from liquid steel, bypassing slab casting and hot rolling. There is also potential to replace cold rolling. The process, if proven commercially, will be lower in investment and operating costs than current technologies, with smaller scale plants and environmental advantages.

Our partner, Nucor, is utilising the technology at its facility in Crawfordsville, Indiana, USA. In 2003/04, Castrip moved closer to commercialisation, with material from Nucor's Crawfordsville facility introduced to market. In June 2004, cumulative production exceeded 100,000 tonnes since the plant began operating in May 2002.

The Castrip® process produces ultra-thin hot band gauges that can compete with traditional cold rolled steel. During the year, a gauge record was set. The Castrip plant produced steel sheet down to a thickness of 0.84 mm.



$59m

RECORD EBIT FOR NEW ZEALAND STEEL

STEEL FROM SANDS // Karl Partridge a production supervisor for New Zealand Steel, is involved in the conversion of iron-rich sands to a wide range of steel products. The unique black ironsands are mined by New Zealand Steel on the west coast of the North Island. +





GROWING MARKET // Buildings such as this New Zealand school demonstrate the growing demand for steel building products in New Zealand. +

+ NEW ZEALAND STEEL

Our New Zealand Steel business is a unique, fully integrated operation based at Glenbrook, near Auckland. The business covers the entire steel supply chain, mining iron-rich sands on the west coast of the North Island, producing a wide range of steel products, and running an extensive customer service network.

The Steelworks produces iron from ironsands by electrical melting. This iron is converted to steel using conventional basic oxygen steelmaking, cast into slab, and processed to produce hot rolled coil. New Zealand Steel adds value to hot rolled coil through cold rolling, painting, metallic coating, plate, welded beam and pipe making facilities.

A new maintenance initiative will reduce down-time and improve slab production in 2004/05. Unplanned maintenance in the fourth quarter of 2003/04 marginally affected slab production, resulting in a 1.3 per cent decrease for the year.

In 2003/04 the operation increased paint line production to 53,000 tonnes, up 10.9 per cent from the previous year. A metal coating line expansion was implemented, and further work in the first half of the new financial year is expected to deliver this facility's expected capacity increase of 11.3 per cent, to 230,000 tonnes per year. Due to these upgrade works, total metal coating production was 197,000 tonnes, down 7.5 per cent from last year.

The New Zealand Steel management team was reshaped during the year and is focused on achieving further manufacturing improvements and maximising the market potential of the business.

In 2003/04, a record 261,000 tonnes of product (44 per cent of New Zealand Steel's production) was sold into strong domestic markets. The balance was sold into export markets, utilising BlueScope Steel's international sales network.

New Zealand Steel specialises in servicing key niche export markets, and maintains a broad portfolio of export customers. Customer demand for New Zealand Steel products continued to grow during the year. Building approvals exceeded expectations, driven in part by New Zealand's immigration policies.


2002
$467m
2003
$549m
2004
$560m
SALES REVENUE


2002
$12m
2003
$44m
2004
$59m
EBIT

ENORMOUS POTENTIAL, NEW EXPERTISE AND CAPABILITIES – NORTH AMERICA IS AN EXCITING FRONTIER FOR BLUESCOPE STEEL.

+ NORTH AMERICA COATED AND BUILDING PRODUCTS

In April 2004, BlueScope Steel purchased the former Butler Manufacturing Company, creating this new business segment. It is comprised of two businesses: the North American Buildings Group and the Vistawall Group. Butler's Directors announced the Company was for sale in October 2003. The acquisition by BlueScope Steel was completed on 27 April 2004 for A$277 million (net of cash acquired).

Acquisition of this business has helped fulfil our strategy to increase the proportion of downstream (high value-added) branded products we make and sell. Since acquisition, we have worked to integrate the two businesses into our Company. An integration team has been established in Dallas, Texas. We are also well advanced in introducing BlueScope Steel's policies and procedures and in integrating information technology, accounting and reporting, safety, environment and a range of other systems.

NORTH AMERICAN BUILDINGS GROUP

The North American Buildings Group manufactures and markets the renowned Butler® brand of pre-engineered buildings (PEBs). These buildings are sold and erected by a network of 1,100 Butler Builders, also a well-recognised brand in North America. Starting life in the early 1900s with the iconic Butler grain bin – still seen on many farms in the United States – Butler® is now the market-leading brand for non-residential PEBs in the United States, Canada and Mexico.

Today, Butler® buildings fulfil applications as diverse as warehouses and distribution centres, schools, churches, offices, restaurants and retail stores. Customers include major retailers such as Wal-Mart, manufacturers, transport and logistics companies and government agencies.

A new management structure has been put in place for the Buildings Group, introducing a regional reporting and profit centre structure. Regional general managers, with accountability for regional performance, have been appointed.

In June 2004, the Company announced that the high cost manufacturing plant at Galesburg, Illinois, would close by mid calendar year 2005. Production at the plant – which currently produces specialty components – will be moved to another location in North America. These changes are designed to lay the foundations for a turn-around in the performance of the Buildings Group. After a prolonged downturn in the US non-residential construction market, Butler's Buildings Group had suffered three years of financial losses before being purchased by BlueScope Steel.

An improvement in non-residential construction activity in the United States occurred during the first half of calendar 2004, with Buildings Group despatches in May and June 2004 up strongly over the same period in 2003. Higher steel prices and a shortage of steel feedstock have presented challenges for the Buildings Group since acquisition. The latter was partially alleviated by sourcing steel products for the first time from North Star BlueScope Steel and New Zealand Steel.

The North American Buildings Group also includes the R-Steel business, which manufactures thermal panels (galvanised steel embedded in an expanded polystyrene insulation), and Butler Construction (BUCON), which works with major purchasers to design, plan and construct large-scale building projects, in conjunction with Butler Builders.

VISTAWALL GROUP

The Vistawall Group manufactures and markets extruded aluminium and glass architectural products, including storefronts, curtain walls, doors, windows and skylights. The Group's other brands include Naturalite, Skywall and Moduline. Its products are used in a range of non-residential building and construction applications, including shopping centres, hotels, motels, convention centres and office buildings.

Vistawall's products are sold both independently, and as part of a complete, turn-key Butler® building product offer. The Vistawall business remained profitable throughout the downturn in the US non-residential construction market. There was a marked improvement in business for Vistawall in 2004, with orders in May and June 2004 7 per cent higher than the same period in 2003.

1,100

BUTLER BUILDERS IN NORTH AMERICA



AWARD WINNER // Architect Jay Warren outside the Dallas Convention Center. The redevelopment of the Center, which utilised a Vistawall curtain wall system and entrances, won an architectural award for Mr Warren's firm, HKS Architects. +

TWO GIANTS // Utah's Rocky Mountains provide a dramatic backdrop to this 93,000 square metre Butler® pre-engineered building – a Wal-Mart Distribution Center. PEBs of this size have been erected in just 28 working days. +




COLORSTEEL

The Directors photographed at New Zealand Steel, home of the market-leading Colorsteel® brand, during a Board meeting in March 2004.

KEVIN McCANN
Non-Executive Director (Independent),
Age 63, BA LLB (Hons), LLM
Director since: May 2002

Non-Partner Chairman of Partners of Allens Arthur Robinson, a national law firm. Was a Partner of the firm from 1970 to 2004, specialising in mergers and acquisitions, mineral and resources law and capital markets transactions.

Currently Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. A Director of Macquarie Bank Limited and member of the Defence Procurement Advisory Board and has served on the Boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. Also a member of the Takeovers Panel.

Brings extensive legal expertise, commercial experience as a Director of a number of major listed companies and experience in corporate governance to the Board.

TAN YAM PIN
Non-Executive Director (Independent), Age 63,
BEc (Hons), MBA, CA
Director since: May 2003

Resides in Singapore. A chartered accountant by profession, was formerly Managing Director of Fraser and Neave Group, one of South-East Asia's leading public companies, and Chief Executive Officer of its subsidiary company, Asia Pacific Breweries Limited. A Member of the Public Service Commission of Singapore since 1990. Chairman of PowerSereya Limited (Singapore) and is also a member of the Supervisory Board of the East Asiatic Company Limited A/S (Denmark), Keppel Land Limited (Singapore), and International Enterprise Singapore.

Brings extensive knowledge of Asian markets, an area of strategic importance to the Company and has financial and leadership skills that complement the existing Board.

PAUL RIZZO
Non-Executive Director (Independent),
Age 59, BCom, MBA
Director since: May 2002

A Director of National Australia Bank Limited from September 2004. A member of the Advisory Board of Mallesons Stephen Jaques, Innovation Economy Advisory Board for Victoria and Chairman of Foundation for Very Special Kids. Formerly Chief Executive Officer and Dean, Director and Professorial Fellow of the Melbourne Business School. Held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited.

Extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

DIANE GRADY
Non-Executive Director (Independent), Age 56, BA (Hons), MA (Chinese Studies), MBA
Director since: May 2002

A full time Non-Executive Director of various companies since 1994 and is currently a Director of Woolworths Limited and Wattyl Limited. Also a Trustee of the Sydney Opera House, a Director of the Australian Institute of Management (New South Wales) and a Governor of Ascham School.

As a former Partner with McKinsey & Co, spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues. In Australia, led the firm's marketing, retailing and consumer goods practice and was a global leader of McKinsey's Change Management Centre.

Contributes expertise in areas of strategy and organisational performance and development.

BLUESCOPE STEEL BOARD OF DIRECTORS

AN EXPERIENCED TEAM, WITH THE VISION TO SHAPE OUR FUTURE

KIRBY ADAMS
Managing Director and Chief Executive Officer, Age 48, BSc (Industrial Eng), MBA
Director since: May 2002

Appointed Managing Director and Chief Executive Officer of BlueScope Steel Limited in July 2002. Joined the BHP group in 1995 and held various positions including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development.

Current Chairman of the International Iron and Steel Institute.

GRAHAM KRAEHE AO
Chairman (Independent), Age 61, BEc
Director since: May 2002

Has extensive background in manufacturing and was Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. Currently Chairman of the National Australia Bank and a board member of Djerriwarrh Investments Limited. Former Non-Executive Director of News Corporation and Brambles.

Brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. Experience with a wide range of organisations is relevant for his role as Chairman of the Board.

RON McNEILLY
Deputy Chairman (Independent), Age 61, BCom, MBA, FCPA
Director since: May 2002

Deputy Chairman of the Board with over 30 years' experience in the steel industry. He joined BHP in 1962, and until 2002 held various positions with the BHP (now BHP Billiton) Group, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel. In the latter role, gained practical experience of many of the businesses that today comprise BlueScope Steel.

Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, and a director of Alumina Ltd. Also Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

JOHN CRABB
Non-Executive Director (Independent), Age 64
Director from May 2002 to July 2004

Was Managing Director and Chief Executive Officer of Simsmetal Limited from 1988 until 2002. Joined the Simsmetal Group in 1965 and held a variety of management positions with the group. Chairman of Capral Aluminium Limited.

Resigned: 28 July 2004.

+ DIRECTORS' REPORT
FOR THE YEAR ENDED 30 JUNE 2004

The Directors of BlueScope Steel Limited ("BlueScope Steel") present their report on the consolidated entity ("BlueScope Steel Group") consisting of BlueScope Steel Limited and its controlled entities for the financial year ended 30 June 2004.

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the BlueScope Steel Group, based principally in Australia, New Zealand, China, Asia and North America, were:

a. Manufacture and distribution of flat steel products;

b. Manufacture and distribution of metallic coated and painted steel products; and

c. Manufacture and distribution of steel building products.

In addition, the BlueScope Steel Group extended its principal activities to include:

d. Design and manufacture of pre-engineered steel buildings and building solutions through the acquisition of Butler Manufacturing Company.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant events occurred during the year:

a. On 17 November 2003, following shareholder approval, the Company changed its name from BHP Steel Limited to BlueScope Steel Limited.

b. On 27 April 2004, the BlueScope Steel Group acquired Butler Manufacturing Company, a steel pre-engineered buildings and building components business with operations in North America and China. The acquisition cost $277 million (net of cash acquired) and is consistent with BlueScope Steel's long-term strategy to grow downstream branded products and building solutions.

c. The BlueScope Steel Group is progressing a range of growth initiatives aimed at expanding the manufacture and distribution of metallic coating and painted steel products. The following projects are progressing to schedule:

- Vietnam: the construction of a new metallic coating (capacity: 125,000 tonnes) and painting (capacity: 50,000 tonnes per annum) facility. The facility will cost approximately $160 million and is expected to commence operation in early calendar year 2006;
- Thailand: installing a second metallic coating line (capacity: 200,000 tonnes per annum) at the Map Ta Phut plant. The facility will cost approximately $80 million and is expected to commence operations mid calendar year 2005; and
- China: a new metallic coating (capacity: 250,000 tonnes per annum) and painting (capacity: 150,000 tonnes per annum) facility. The facility will cost approximately $280 million and is expected to commence operation in mid calendar year 2006.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The following matters or circumstances have arisen since 30 June 2004 that have significantly affected, or may significantly affect, the BlueScope Steel Group operations, results or state of affairs in future financial years.

a. On 1 July 2004 BlueScope Steel Group completed a debut debt raising in the US private placement market totalling US$300 million with terms of seven years (US$100 million) and 10 years (US$200 million).

b. On 28 July 2004, the Board approved an investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla from 2.4 to 2.8 million tonnes per annum. The upgrade is expected to be completed in the first quarter of financial year 2006/2007.

DIVIDENDS

BlueScope Steel paid a fully franked interim dividend of 12 cents per share in March 2004 to its shareholders. On 19 August 2004, it was announced that the Directors have declared a final fully franked dividend of 18 cents per share, which is to be paid on 18 October 2004 (record date 5 October 2004) to shareholders. The Directors have also declared a fully franked special dividend of 10 cents also payable on 18 October 2004.

REVIEW AND RESULTS OF OPERATIONS

Sales Revenue	SEGMENT REVENUES 2003 $M	SEGMENT REVENUES 2004 $M	SEGMENT RESULTS 2003 $M	SEGMENT RESULTS 2004 $M
Hot Rolled Products	2,625.5	2,731.5	471.2	565.1
New Zealand Steel	548.6	560.2	44.4	58.5
Coated and Building Products Australia	2,728.3	2,883.5	118.5	196.7
Coated and Building Products Asia	568.6	689.1	84.0	100.2
Coated and Building Products North America	–	191.5	–	(8.8)
Corporate and Group	715.9	669.0	(101.8)	(61.7)
Intersegment eliminations	(1,914.8)	(1,986.7)	(5.2)	(32.1)
Other Revenue	30.0	31.5		
Operating Revenue/EBIT	5,302.1	5,769.6	611.1	817.9
Net unallocated expenses			(17.5)	(14.5)
Profit from ordinary activities before income tax			593.6	803.4
Income tax expense			(120.9)	(201.6)
Profit from ordinary activities after income tax expense			472.7	601.8
Net profit attributable to outside equity interest			(21.0)	(17.7)
Net profit attributable to members of BlueScope Steel			451.7	584.1
Earning per Share (cents)			57.1	77.8

The BlueScope Steel Group has achieved strong financial results for the second consecutive year, delivering a net profit of $584.1 million and earnings per share of 77.8 cents.

The company's revenue increased $467.5 million to $5,769.6 million, primarily due to additional despatch volumes and product mix, and improved price being partly offset by a reduction in the A$ denominated value of sales, due to the strengthening of the Australian dollar.

Net profit after tax increased $132.4 million to $584.1 million. This improvement was due primarily to higher international and domestic steel prices, and higher product despatches. These were partly offset by higher raw material and operating costs, and the net impact of a higher AUD/USD on US$ denominated revenues and costs.

Every reporting segment contributed to BlueScope Steel Group's improved performance. Earnings contributions of the Hot Rolled Products segment increased as a result of stronger hot rolled coil and slab pricing and product despatching. However, higher hot rolled coil and slab feed costs in the second half of the year compressed margins in our downstream Australian Coated and Building segment which otherwise delivered a very positive year on year result. There was a marked improvement in the New Zealand Steel business with the New Zealand domestic market remaining strong. In Asia, BlueScope Steel continues to grow with sales revenue from this segment increasing 21% to $689 million and EBIT of $100 million for the first time.

Butler Manufacturing Company, the world's premier manufacturer of pre-engineered buildings, was acquired in April 2004 bringing a new suite of building and construction products to our Company in China and North America.

The Company commenced a number of growth initiatives, principally a new China coating and painting facility, new Vietnam coating and painting facility and a second Thailand coating line.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During financial year 2004/05, the Company will continue to work on improving those factors within its control.

The Company's domestic and export markets continue to be strong. Steel slab and hot rolled coil demand continues to be high, with a tightening of markets globally. With increasing demand for steel worldwide, the Company expects steel prices will remain attractive through the first half of financial year 2004/05. China continues to play a pivotal role in global steel industry supply and demand although the direct impact on our sales is currently less that 5%. The Company remains optimistic about the economic prospects in China and Asia generally.

The Company will experience significantly higher raw material costs for iron ore, coking coal, energy and coating metals of aluminium, zinc and tin during financial year 2004/05, together with higher rates on marine freight.

The Company is increasing its research and technology spending by 30% to $40 million in financial year 2004/05 to further advance its competitive edge and increasing its spending on repairs and maintenance by a further $40 million to ensure its increased production capacity and asset lives are protected and extended.

The continued focus on monetary policy as well as elections in both the US and Australia will also add to uncertainty for these economies and exchange rates.

Overall, the Company is experiencing a strong start to financial year 2004/05, however, it is too early to be more definitive regarding the Company's full year results.

INFORMATION ON DIRECTORS

The following were Directors for the year: Graham John Kraehe, AO (Chairman), Ronald John McNeilly (Deputy Chairman), Kirby Clarke Adams (Managing Director and Chief Executive Officer), John Crabb, Diane Jennifer Grady, Harry Kevin (Kevin) McCann, Paul John Rizzo and Tan Yam Pin.

Particulars of the skills, experience, expertise and special responsibilities of the Directors are set out on pages 48-49 and form part of this report. Mr Crabb resigned as a Director of BlueScope Steel on 28 July 2004.

INFORMATION ON COMPANY SECRETARIES

Michael Barron, Chief Legal Officer and Company Secretary, BEc, LLB, ACIS

Michael Barron joined BlueScope Steel in 2002. He is responsible for the legal affairs of BlueScope Steel and for Company Secretarial matters. Prior to joining BlueScope Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas. His responsibilities at Orica Limited included membership of the executive team and management of the company secretarial, corporate affairs and internal audit functions.

Lisa Nicholson, BSc, LLB, Grad Dip CSP

Lisa Nicholson joined BlueScope Steel in May 2004. She is responsible for Company Secretarial matters for BlueScope Steel and its subsidiaries. Prior to joining BlueScope Steel Limited, Ms Nicholson worked in the company secretariat department of Coles Myer Ltd for 3 years with responsibility for compliance reporting, director-related parties and company policies. She has also worked as a corporate lawyer for companies such as Lend Lease Employer Systems Ltd and DaimlerChrysler Australia/Pacific Pty Ltd.

Laurence Mandie, BSc (Hons), LLB (Hons)

Laurence Mandie joined BlueScope Steel in 2002. He is responsible for the legal affairs of the Market & Logistics Solutions businesses, and corporate functions such as finance and IT, as well as being a company secretary for the group. Mr Mandie joined BlueScope Steel from Freehills, a national law firm, where he had worked in the Mergers & Acquisitions group and as Acting General Counsel and Company Secretary of Pasminco Limited.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS OF BLUESCOPE STEEL LIMITED

Director	Ordinary shares	Share rights
G J Kraehe	104,190	0
K C Adams*	902,212	1,448,800
J Crabb	41,572	0
D J Grady	30,432	0
H K McCann	20,131	0
R J McNeilly	512,239	0
P Rizzo	22,657	0
Y P Tan	131	0

* Kirby Adams' current holding of BlueScope Steel Limited Ordinary shares has no connection with any BlueScope Steel Limited executive remuneration program and such shares have been acquired with his own funds.

MEETINGS OF DIRECTORS

The attendance of the current Directors at Board and Board Committee meetings from 1 July 2003 to 30 June 2004 is as follows:

	BOARD MEETINGS		COMMITTEE MEETINGS							
			Audit and Risk		Remuneration and Organisation Committee		Health, Safety & Environment		Nomination	
	A	B	A	B	A	B	A	B	A	B
G J Kraehe	12	12	*	*	6	6	5	5	2	2
K C Adams	12	12	*	*	*	*	5	5	*	*
J Crabb	12	12	*	*	*	*	5	5	2	2
D J Grady	12	12	*	*	6	6	5	5	2	2
H K McCann	12	12	7	6	*	*	5	5	2	2
R J McNeilly	12	12	7	7	6	6	5	5	2	2
P Rizzo	12	12	7	7	*	*	5	5	2	2
Y P Tan	12	12	*	*	1(1)	1	5	5	2	2

(1) Mr Tan was appointed to the Remuneration and Organisation Committee at the Board meeting on 17 May 2004, which was prior to the Committee meeting on the same day.

All Directors have held office for the entire 2003/04 financial year. Mr Crabb resigned as a director of BlueScope Steel on 28 July 2004.

A = number of meetings held during the period 1 July 2003 to 30 June 2004 during the time the Director was a member of the Board or the Committee as the case may be.

B = number of meetings attended by the director from 1 July 2003 to 30 June 2004 while the director was a member of the Board or the Committee as the case may be.

* = not a member of the relevant Committee, however Directors who are not members of the relevant Committee often attend meetings.

The Non-Executive Directors met once during the 2003/04 financial year without the presence of management.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. The Board has determined to review Non-Executive Directors' fees and payments annually. The Board has sought the advice of an expert external remuneration consultant to ensure Non-Executive Directors' fees and payments reflect their duties and are in line with the market. The Chairman's fees are determined independently to the fees of other Non-Executive Directors, based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-Executive Directors do not receive share rights. Non-Executive Directors are expected to accumulate over time a shareholding in the Company at least equivalent in value to their annual remuneration. Non-Executive Directors are required to salary sacrifice a minimum of 10% of their remuneration each year to purchase BlueScope Steel shares (instead of cash fees), which are acquired on-market. Shareholders approved this arrangement at the Annual General Meeting in November 2003, and Non-Executive Directors commenced participation in this arrangement in January 2004.

The current remuneration of Non-Executive Directors was last reviewed with effect from 1 January 2004. The Chairman and Deputy Chairman's remuneration is inclusive of Board Committee fees. Other Non-Executive Directors who chair a Board Committee receive additional yearly fees and members of the Audit and Risk Committee also receive an additional yearly fee. Mr Tan (a resident of Singapore) receives a travel and representation allowance recognising his involvement in representing the Board in activities with BlueScope Steel's Asian business and the significant travel requirement imposed in respect of attendance at meetings.

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum fee pool limit currently stands at $1,750,000 per annum (inclusive of superannuation).

Compulsory superannuation contributions on behalf of each Director are paid in addition to the fees. Non-Executive Directors do not receive any other retirement benefits.

Details of the remuneration for the year ended 30 June 2004 for each Non-Executive Director of BlueScope Steel is set out in the following table.

Name	Base Fee $	Committee Fee Allowance $	Non-monetary benefits $	Superannuation $	Total $
GJ Kraehe	331,712	–	7,227	19,070	358,009
RJ McNeilly	167,365	–	–	12,286	179,651
J Crabb	116,058	12,827	–	10,832	139,717
DJ Grady	116,058	15,269	–	10,832	142,159
HK McCann	116,058	7,327	–	10,347	133,732
PJ Rizzo	127,742	20,154	–	–	147,896
YP Tan	121,827	9,769	–	10,842	142,438

SENIOR EXECUTIVES' REMUNERATION

BlueScope Steel's remuneration policy is directed at underpinning a high performance organisation. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, BlueScope Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables BlueScope Steel to:

- Compete for executive talent by providing competitive remuneration; and
- Maintain an appropriate 'at risk mix' in total remuneration to ensure BlueScope Steel delivers superior performance and grows shareholder value.

The Company complies with the legal requirements applicable to shareholder approval for participation in equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to its Executive Director.

The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

BASE SALARY

Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

INCENTIVE PLANS

The Short-Term Incentive Plan is an annual 'at risk' cash bonus scheme. Goals are established for each participant under the following categories:

Shareholder Value Delivery – financial performance measures are used including Net Profit After Tax, Cash Flow, and Earnings Before Interest and Tax.

Zero Harm – safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.

Business Excellence – performance measures for the financial year ending 30 June 2004 were focused on delivery performance, days of inventory and the cost of poor quality product.

Strategy – implementation of specific initiatives.

Executives have a weighting of 60% of their bonus on the Shareholder Value measures.

For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

The Long-Term Incentive Plan is an award of share rights to eligible executives. Eligibility, performance hurdles and quantity of share rights awarded is at the discretion of the Board. This decision is made annually taking into account the annual business performance results. No financial assistance is provided to executives in respect of any tax liability or costs arising from the exercising of share rights.

Executives are expected to accumulate over time a shareholding in the Company. For senior executives this shareholding is expected to be at least equivalent in value to their annual base salary.

POST-RETIREMENT BENEFITS

BlueScope Steel operates superannuation funds in Australia, New Zealand and North America for its employees. In these locations there are a combination of defined benefit and accumulation type plans.

Contributions are also made to other international superannuation plans for employees outside of Australia, New Zealand and North America.

OTHER BENEFITS

Additionally, executives are eligible to participate in an annual health assessment program designed to ensure that executives have their health status reviewed on a regular basis.

DETAILS OF SENIOR EXECUTIVES' (INCLUDING EXECUTIVE DIRECTOR'S) REMUNERATION

The following information represents the annual salary for the year ended 30 June 2004 for the top six executives and the Managing Director and CEO.

	PRIMARY				POST-EMPLOYMENT	EQUITY	
Name	Cash Salary and Fees $	At Risk Cash Bonus[2] $	Non-monetary benefits $	Sub total $	Superannuation $	Share Rights[1] $	Total $
EXECUTIVE DIRECTOR							
KC Adams Managing Director and CEO[3]	1,391,346	1,990,000	7,227	3,388,573	204,528	815,218	4,408,319
EXECUTIVES							
LE Hockridge President Industrial Markets	612,500	560,000	17,325	1,189,825	90,038	320,806	1,600,669
KJ Fagg President Market and Logistics Solutions	525,385	370,000	1,554	896,939	73,608	282,882	1,253,429
BG Kruger Chief Financial Officer	494,338	430,000	7,794	932,132	71,578	247,623	1,251,333
NH Cornish President Australian Building and Manufacturing Markets	456,153	330,000	37,535	823,688	66,546	242,733	1,132,967
M Courtnall President Asian Building and Manufacturing Markets	405,095	320,000	13,040	738,135	59,040	199,569	996,744
IR Cummin Executive Vice President Human Resources (from 1/9/03)	322,500	320,000	–	642,500	45,000	71,256	758,756

1. Valuation of equity remuneration in the form of share rights granted, excludes the effect of tenure risk. For each award, total fair value is pro-rated over the award period, from grant date to expected vesting date.
2. Refer to page 53 for details of the at risk cash bonus (Short-Term Incentive Plan). Amounts reflect the estimated annual cash bonus for the 12 months to 30 June 2004 based on actual performance. Actual annual cash bonus amounts will be paid in September 2004.
3. Mr Adams has elected to take his short term incentive payment in the form of shares in the Company, under the Share Purchase Plan approved by Shareholders on 12 November 2003.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER – OUTLINE OF EMPLOYMENT CONTRACT

Outlined below are the key terms and conditions of employment contained within the employment contract for Kirby Adams, the Managing Director and Chief Executive Officer.

Kirby Adams' employment contract, commenced on 1 July 2002. He receives an annual base pay of $1,350,000. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short-Term Incentive Plan and, subject to shareholder approval, Long-Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base pay, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long-Term Incentive Plan, and any other payments which he is eligible for under the Short-Term Incentive Plan. The company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short-Term Incentive Plan and Long-Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base pay which has accrued but not been paid up to the date of termination plus any vested Long-Term Incentive Plan awards.

SHARE RIGHTS GRANTED TO EXECUTIVE DIRECTORS AND THE MOST HIGHLY REMUNERATED OFFICERS

The Company has implemented performance-based executive plans incorporating the granting of share rights.

The following share rights have been granted.

A. JULY 2002 AWARD

Nominated executives were awarded share rights in BlueScope Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible for an award under the BHP Billiton Limited's Long Term Incentive Plans in October 2001, and the first performance period under the BlueScope Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans. A Share Right is a right to acquire an ordinary share in BlueScope Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period

Under the July Award there are two potential performance periods.The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The Board will determine whether there will be a second performance period. If such a determination is made, the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting

The proportion of share rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ('TSR'), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of share rights that become exercisable on meeting the performance hurdle is as follows:

TSR PERFORMANCE HURDLE	FIRST PERFORMANCE PERIOD % OF SHARE RIGHTS THAT VEST	SECOND PERFORMANCE PERIOD % OF SHARE RIGHTS THAT VEST
80th – 100th percentile	100%	50%
70th – < 80th percentile	90%	50%
60th – < 70th percentile	70%	50%
50th – < 60th percentile	50%	50%
< 50th percentile	50% of share rights awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None – all unvested share rights will lapse immediately.

Exercise Price

The share rights awarded in July 2002 comprised both nil priced and market priced share rights. The exercise price established for the Market Priced share rights was based on the volume weighted average price of the BlueScope Steel Limited shares sold under the sale facility at the time of the demerger from BHP Billiton and BlueScope Steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received share rights with a nil exercise price.

DETAILS OF THE JULY 2002 AWARD

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share rights Granted	14,335,000	2,800,300
Number of Participants at Grant Date	105	12
Number of Current Participants	99	11
Exercise Price	$2.85	nil
Fair Value Estimate at Grant Date[1]	$5,734,000	$3,276,351
Share rights Lapsed since Grant Date	976,170	194,900

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive share rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk-free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $4.2 million for the 2004 (2003: $3.8 million) financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

B. SEPTEMBER 2002 PLAN

Executives were awarded share rights over ordinary shares in BlueScope Steel Limited. These share rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of share rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ('TSR'), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of share rights that become exercisable on meeting the performance hurdle is as follows:

TSR PERFORMANCE HURDLE	% OF SHARE RIGHTS THAT VEST
80th – 100th percentile	100%
70th – < 80th percentile	90%
60th – < 70th percentile	70%
51st – < 60th percentile	50%
< 51st percentile	None – all unvested share rights will lapse immediately

Exercise Price

The exercise price for all share rights in the September award is nil.

Restriction on Sale of Shares

The executive cannot sell the shares acquired under this award prior to 30 September 2007. Furthermore, any executive who resigns during the two-year holding period forfeits any shares acquired under this award.

DETAILS OF THE SEPTEMBER 2002 AWARD

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share rights Granted	4,645,100
Number of Participants at Grant Date	118
Number of Current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$4,552,198
Share rights Lapsed since Grant Date	191,600

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive share rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk-ree interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.5 million for the 2004 (2003: $1.1 million) financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

C. SEPTEMBER 2003 PLAN

Executives were awarded share rights over ordinary shares in BlueScope Steel Limited. These share rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2003 and ends on 30 September 2006.

Vesting

The proportion of share rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ('TSR'), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of share rights that become exercisable on meeting the performance hurdle is as follows:

TSR PERFORMANCE HURDLE	% OF SHARE RIGHTS THAT VEST
75th – 100th percentile	100%
51st – < 75th percentile	A minimum of 52% plus a further 2% for each percentage ranking. Any unvested SRs will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All SRs will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1 October 2003 and end on 31 March 2007, 30 September 2007, 31 March 2008 and 30 September 2008 respectively.

Exercise Price

The exercise price for all share rights in the September 2003 award is Nil.

DETAILS OF THE SEPTEMBER 2003 AWARD

	Nil Priced share rights
Grant Date	24 October 2003 (All executives excluding MD & CEO) 13 November 2003 (MD & CEO)
Exercise Date	From 1 October 2006
Expiry Date	30 September 2008
Share rights Granted	2,511,600
Number of Participants at Grant Date	144
Number of Current Participants	143
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$6,887,769
Share rights Lapsed since Grant Date	24,800

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive share rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk-free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.6 million for the 2004 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share rights granted to Directors and the top six senior executives during the financial year ended 30 June 2004 were as follows:

NAME	NUMBER	TOTAL FAIR VALUE[1] GRANTED $	EXERCISE PRICE PER SHARE $
Directors			
K C Adams	273,300	860,895	Nil
Executives			
L E Hockridge	97,100	313,633	Nil
K Fagg	82,600	266,798	Nil
B G Kruger	77,700	250.971	Nil
N Cornish	71,200	229,976	Nil
M Courtnall	64,000	208,981	Nil
I Cummin	94,700	305,881	Nil

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive share rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk-free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

ENVIRONMENTAL REGULATION

The Company's values document, Our Bond and Health, Safety, Environment and Community ('HSEC') Policy sets out the philosophy of the BlueScope Steel Group with respect to the environment. The Company seeks to continuously improve its performance by reducing and preventing pollution and taking account of changing community expectations and evolving scientific knowledge. A copy of Our Bond is available on BlueScope Steel's website – www.bluescopesteel.com

The BlueScope Steel Group has continued to focus on ensuring its systems are robust and that environmental responsibilities are managed. The international standard of ISO 14001 provides a framework for the Company's environmental management system. By 31 December 2003 all then existing BlueScope Steel Group sites had attained certification to this standard. On 2 July 2004, an external audit of the environmental management system at the Port Kembla Steelworks located in New South Wales, Australia confirmed compliance with ISO 14001. Acquisitions over the second half of the financial year have resulted in new sites coming into the company. The BlueScope Steel Group also has underway construction activities at a number of greenfield and brownfield sites. The Company intends that its environmental management system will be implemented at these sites.

The Company notified relevant authorities of 76 breaches of environmental regulations occurring in the Company's operations in Australia during the reporting period. During the financial year, the Company was fined $70,500 under the Protection of the Environment Operations Act 1997 (NSW) ('PEO Act') over an incident at the Port Kembla Steelworks in October 2001 that caused contamination of Allans Creek, a fish kill and air emissions.

The Company was prosecuted by the NSW Department of Environment and Conservation in relation to one Tier 2 offence under the PEO Act for failure to maintain equipment following emissions to air arising from a loss of power to the Port Kembla Steelworks in March 2003. A fine of $70,000 was received in respect of that prosecution after the close of the financial year.

The Port Kembla Steelworks has entered into voluntary agreements with the NSW Environment Protection Authority to investigate possible land contamination of two areas within its site, the No.2 Steelworks and the recycling area. The investigations have not revealed any immediate concerns however, they have indicated areas that need to be investigated further.

BlueScope Steel periodically publishes reports concerning its environmental performance and proposes to issue a 2004 Health, Safety, Environment and Community Report prior to the end of the 2004 calendar year. The report will provide further details on the Company's environmental performance.

INDEMNIFICATION AND INSURANCE OF OFFICERS

BlueScope Steel has entered into Directors' and Officers' insurance policies and paid an insurance premium in respect of the insurance policies, to the extent permitted by the Corporations Act 2001. The insurance policies cover former Directors of BlueScope Steel along with the current Directors of BlueScope Steel (listed on pages 48 and 49). Executive officers and employees of BlueScope Steel and its related bodies corporate are also covered.

In accordance with Rule 21 of its Constitution, BlueScope Steel, to the maximum extent permitted by law, must indemnify any current or former Director or Secretary of BlueScope Steel or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such a Director or Secretary by a person, including a liability incurred as a result of appointment or nomination by BlueScope Steel or subsidiary as a trustee or as a Director, officer or employee of another corporation.

The current Directors of BlueScope Steel have each entered into an Access, Insurance and Indemnity Deed with BlueScope Steel. The Deed addresses the matters set out in Rule 21 of the Constitution and includes, among other things, provisions requiring BlueScope Steel to indemnify a Director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a Director while they are in office and seven years after ceasing to be a Director.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

In respect of executive officers, under rule 21 of the Company's Constitution the Company, to the maximum extent permitted by law, may indemnify current or former executive officers of the Company or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such an executive officer to a person, including a liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee, or as a director, Officer or employee of another corporation.

Under the terms of the agreement for the acquisition of Butler Manufacturing Company, the Company undertook to assume Butler Manufacturing's commitments to indemnify, and maintain insurance in respect of, former Directors and officers of Butler Manufacturing against liabilities incurred by them as Directors and officers, to the extent permitted by Delaware law.

PROCEEDINGS ON BEHALF OF BLUESCOPE STEEL

As at the date of this report, there are no leave applications or proceedings brought on behalf of BlueScope Steel under section 237 of the Corporations Act 2001.

ROUNDING OF AMOUNTS

BlueScope Steel is a company of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

AUDITOR

Ernst & Young was appointed as auditor for BlueScope Steel at the 2002 Annual General Meeting.

This report is made in accordance with a resolution of the Directors.

G J KRAEHE, AO CHAIRMAN

K C ADAMS MANAGING DIRECTOR AND CEO
Melbourne 18 August 2004

+ 2004 CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

The Board operates in accordance with a set of corporate governance policies which take into account relevant best practice recommendations including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX CGC Recommendations"). The Board considers that BlueScope Steel complies with the requirements in the ASX CGC Recommendations.

For ease of reference, the table below notes those ASX CGC Recommendations that deal with information to be disclosed in the Corporate Governance Statement and indicates where they can be found in this report.

DISCLOSURE REQUIRED BY THE ASX CGC RECOMMENDATIONS	REFERENCE
Functions reserved to the Board and those delegated to management	See Role of the Board on page 59
Skills experience and expertise relevant to the position of Director	See Information on Directors on pages 48, 49
Names of Directors considered by the Board to constitute independent Directors and BlueScope Steel's relevant thresholds	See Independent Non-Executive Directors on page 60
Procedure for independent professional advice	See Access to information and independent advice on page 60
Directors' terms of office	See Information on Directors on pages 48, 49
Names of the Nomination Committee members and attendance	See Nomination Committee and Board Meetings of Directors on pages 64 and 61
Composition of Board Chairperson and role of Chairman and Managing Director and Chief Executive Officer	See Role and Composition of the Board on pages 59 and 60
Code of conduct for Directors and executives	See Guide to Business Conduct on page 65
Securities Trading Policy	See Share ownership and dealing on page 65
Audit and Risk Committee members and their qualifications	See Audit and Risk Committee on page 63
Audit and Risk Committee meetings and attendance	See Board Meetings of Directors on page 61
Financial statements sign-off and structure of Audit and Risk Committee	See Audit and Risk Committee on page 63
Procedures for ASX disclosure requirements	See Shareholders on page 59
Shareholder communications strategy	See BlueScope Steel's website www.bluescopesteel.com
Attendance of external auditor	See the External audit on page 65
Risk oversight committee	See Audit and Risk Committee on page 63
Risk management and internal controls	See Internal audit on page 63
Performance evaluation	See Performance evaluation on page 62
Company's remuneration policies and disclosure	See Directors' remuneration and Non-Executive Directors' remuneration on page 62
Remuneration and Organisation Committee members and attendance	See Remuneration and Organisation Committee and Board Meetings of Directors on pages 64 and 61
Retirement benefits for Non-Executive Directors	See Directors' remuneration on page 62
Company code of conduct	See Guide to Business Conduct on page 65

BlueScope Steel is a global organisation, with businesses operating in many countries, including Australia, New Zealand, the United States, China and throughout Asia. Entities within the BlueScope Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on the governance of BlueScope Steel and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

- the generation of rewards for shareholders who invest their capital;
- the supply of goods and services of value to the BlueScope Steel's global customers; and
- the provision of safe and meaningful employment for employees in a way which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of the Company's governance framework, which were established, and are continually reviewed, by the Board.

Summaries of the policies and charters (and a copy of the Audit and Risk Committee charter) referred to in this Corporate Governance Statement are available on BlueScope Steel's website – www.bluescopesteel.com

SHAREHOLDERS

A fundamental role in the governance of BlueScope Steel is performed by shareholders who elect the Board. In accordance with BlueScope Steel's Constitution, one-third of the Directors must retire each year by rotation and are subject to re-election.

The Board's task is to govern on behalf of all shareholders. The Board recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner. BlueScope Steel's arrangements for communicating with its shareholders are summarised on BlueScope Steel's website www.bluescopesteel.com. Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in BlueScope Steel's shares.

BlueScope Steel is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange, which are supplemented by Australian corporations legislation. Subject to some limited exceptions, under the continuous disclosure requirements, BlueScope Steel must immediately notify the market, through the Australian Stock Exchange of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- Communicating with all shareholders in annual reports and financial statements, releases of results to the Australian Stock Exchange each half year and at BlueScope Steel's Annual General Meeting;
- Releasing price sensitive announcements and other relevant significant announcements directly to the market via the Australian Stock Exchange. Copies of these announcements are immediately placed on BlueScope Steel's website – www.bluescopesteel.com;
- Conducting briefings with analysts and institutions from time to time – in doing so, BlueScope Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the Australian Stock Exchange and the Australian Securities and Investments Commission; and
- Providing information on BlueScope Steel's website, which contains extensive information about the BlueScope Steel Group and its activities, including statutory reports and investor information.

BlueScope Steel has a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, Company Secretary, the Vice-President, Investor Relations and the Executive Vice-President, Corporate Affairs, to monitor and assess all significant information which may require disclosure. The Company Secretary is responsible for providing announcements to the Australian Stock Exchange. A summary of BlueScope Steel's Continuous Disclosure Policy is available on BlueScope Steel's website – www.bluescopesteel.com.

THE BOARD OF DIRECTORS

ROLE OF THE BOARD

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BlueScope Steel Group.

The Board has developed and adopted a Charter that sets out:

- Its specific powers and responsibilities;
- The matters specifically reserved to the Board and those delegated to the Managing Director and Chief Executive Officer; and
- Procedures aimed at ensuring the effective operation of the Board.

Matters reserved to the Board include those relating to:

- **Values and standards** – setting the Company's values and standards of conduct and monitoring adherence to these standards, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- **Leadership** – providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- **Direction and objectives** – setting the Company's direction, strategies and financial objectives and being satisfied that the necessary financial and human resources are in place for the Company to meet its objectives;
- **Performance assessment** – ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- **Compliance** – monitoring compliance with regulatory and ethical standards; and
- **Appointing Managing Director** – appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

A summary of the Board Charter is available at BlueScope Steel's website – www.bluescopesteel.com

The Board has delegated responsibility for the day-to-day operation and administration of the BlueScope Steel Group to the Managing Director and Chief Executive Officer, Mr Kirby Adams. The Executive Leadership Team assists the Managing Director and Chief Executive Officer in the day-to-day management of the business. The levels of authority for management are documented in detail in a Delegation of Authority Policy established under the Board Charter.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The roles of the Chairman, and the Managing Director and Chief Executive Officer are separate.

During the financial year the Board reviewed the operation of the delegations to the Managing Director and Chief Executive Officer under the Board Charter and the Delegation of Authority Policy and made some modifications to improve the operation of the policy and increased the authority of the Managing Director and Chief Executive Officer for the conduct of certain transactions.

The Board has approved a risk management programme that is being adopted progressively throughout BlueScope Steel. The programme involves identification and assessment of significant risks and rating of the effectiveness of associated controls. Mitigation strategies are developed and implemented. Periodic reports are made to the Board on progress with this work and the Audit and Risk Committee reviews selected detailed business risk reports.

Access to information and independent advice

Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BlueScope Steel Group.

The Board (as well as Board Committees and individual Directors) may also obtain independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of BlueScope Steel's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board

For the 2003/04 financial year, the Board comprised eight Directors, including seven independent Non-Executive Directors and one Executive Director (the Managing Director and Chief Executive Officer). Since 28 July 2004, with the resignation of John Crabb, there are six Non-Executive Directors.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise which, in aggregate, combine to form a Board which is equipped to discharge its responsibilities. For the Directors' biographies, their term of office and information about their skills, experience and qualifications relevant to their position please refer to pages 48 and 49.

BlueScope Steel's Constitution and the Listing Rules of the Australian Stock Exchange require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of BlueScope Steel. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire, and are eligible to be re-elected by the shareholders at each Annual General Meeting. The Managing Director and Chief Executive Officer serves as a Director until he ceases to be the Chief Executive Officer. At the 2004 Annual General Meeting, Ron McNeilly and Diane Grady will stand for re-election.

Where the Board appoints a person as a Director (rather than the shareholders), that person must resign at the Annual General Meeting following their appointment and seek approval of shareholders to continue as a Director.

Independent Non-Executive Directors

The Board, excluding the Director in question, assesses the independence of each Non-Executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective Non-Executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to BlueScope Steel in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of BlueScope Steel's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a Non-Executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence.

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- Making decisions on matters that regularly come before the Board or its committees;
- Objectively assessing information and advice given, or obtained, by management;
- Setting policy for general application across the BlueScope Steel group of companies; and
- Generally, carrying out the performance of his or her role as a Director, or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of BlueScope Steel. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX CGC Recommendations.

In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX CGC Recommendations) exists between BlueScope Steel and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- **expenses/revenues** – the proportion of a class of expenses or revenues that the relationship represents to both BlueScope Steel and the third party;
- **strategic importance** – the strategic importance to BlueScope Steel's business of the goods or services purchased or supplied by BlueScope Steel;
- **uniqueness of services** – the extent to which the services supplied are integral to the operation of BlueScope Steel's business, including the extent to which the services provided are unique and not readily replaceable;
- **goods/services** – the nature of the goods or services;
- **transaction** – the nature of the transaction; and
- **value** – the value of the transaction to BlueScope Steel and the other party to the transaction.

Materiality is considered from the perspective of both BlueScope Steel and its Directors.

The Board considers that each Non-Executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular Non-Executive Director. Relevantly, the Board's reasons include:

- Mr Kraehe is the Non-Executive Chairman of the National Australia Bank Limited, a supplier of banking services and funding facilities. The National Australia Bank Limited forms part of a consortium of eleven banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority of the banks (as a minimum). Having considered the goods and services supplied by the National Australia Bank Limited and the materiality criteria set out above, the Board considers that this relationship is not material for the purpose of independence. Mr Kraehe does not participate in any decisions regarding transactions with the National Australia Bank Limited.
- Mr McCann was a partner of Allens Arthur Robinson from 1974 until 30 June 2004, a national law firm, which is one of a number of law firms that provide legal advisory services to BlueScope Steel. He will remain as a non-partner Chairman of the firm until the end of the calendar year. Allens Arthur Robinson is not the exclusive or primary provider of legal services to BlueScope Steel and provides legal services to BlueScope Steel on normal terms and conditions. The Board considers that, having regard to Mr McCann's role with the firm, the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- Mr Rizzo will become a Director of the National Australia Bank Limited, a supplier of banking services and funding facilities, in September 2004. Mr Rizzo will not participate in any decisions regarding transactions with National Australia Bank Limited. Mr Rizzo is also a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to BlueScope Steel. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to BlueScope Steel. The Board considers that, having regard to Mr Rizzo's role with the firm, the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- None of Mr McNeilly, Mr Crabb, Ms Grady or Mr Tan had any relationships that required assessment for independence purposes.

Board succession planning and training

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BlueScope Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the Non-Executive Directors.

Newly appointed Directors receive appropriate induction and training. This includes management briefings to familiarise themselves with the significant operations of the BlueScope Steel Group. Arrangements are made for new Directors to visit BlueScope Steel's major operational sites at Port Kembla and Western Port. New Directors also receive briefing materials, which include minutes of recent Board meetings and copies of fundamental Board and Company policies.

Each Non-Executive Director has received a formal letter of appointment setting out the expectations and time commitments, among other things, required of them.

Board meetings

During the 2003/2004 financial year, the Board has met 12 times to review matters such as the financial performance of the BlueScope Steel Group, current trading and key business initiatives, and the BlueScope Steel Group's strategy, budget and business plans. Included in the Board's schedule was a separate meeting held to specifically consider BlueScope Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Managing Director and Chief Executive Officer, the Chairman and the Executive Leadership Team. Directors are free to nominate matters for inclusion on the agenda for any Board or Board Committee meeting.

The Chairman regularly requests a member of the Board, review the conduct of the Board meeting at its conclusion.

Members of senior management frequently make presentations to the Board, and telecommunication technologies may be utilised to facilitate participation.

In the 2003/04 financial year, Board meetings have been held in various locations, including in Melbourne (where BlueScope Steel's head office is located), Sydney, Asia (home to our various Asian operations), New Zealand (home to the New Zealand Steel operations), Port Kembla (home to BlueScope Steel's integrated steelworks operations in Australia) and Western Port (home to BlueScope Steel's major steel rolling and coating operations in Australia). The Board has a programme to meet at various sites in Australia, Asia and the United States during the remainder of 2004 and in 2005.

Meetings without management

The Non-Executive Directors hold occasional meetings without the presence of management.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to BlueScope Steel and their own interests. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to BlueScope Steel. The Company Secretary maintains a register of Directors' interests.

Directors' remuneration

Under BlueScope Steel's Constitution the maximum remuneration payable by the company for the services of Non-Executive Directors in total is $1,750,000 per annum. Shareholder approval is required to increase this amount. The total remuneration paid to the Non-Executive Directors in the financial year ended 30 June 2004 was well under the maximum amount provided in the Constitution.

Non-Executive Directors receive remuneration based on membership of the Board, and for chairing Board committees. Non-Executive Directors do not receive any performance-based incentives and are not entitled to any retirement benefits. Details of remuneration paid to the Non-Executive Directors are listed in the Directors' Report on page 53.

Non-Executive Directors are expected to accumulate over time a shareholding equivalent in value to their annual fee. At the 2003 Annual General Meeting of BlueScope Steel, shareholders approved a Non-Executive Director Share Plan, under which Non-Executive Directors are required to receive part of their remuneration as BlueScope Steel shares (rather than cash).

For equity-based remuneration available to executive Directors or executives, shareholder approval will be sought as required by the Corporations Act 2001 or the ASX Listing Rules. At the 2004 Annual General Meeting, shareholder approval will be sought to permit Mr Adams to participate in BlueScope Steel's Long-Term Incentive Plan. Awards under equity-based remuneration plans are only made in accordance with the performance thresholds set out in the terms of those plans (the relevant thresholds are described further in the Directors' Report on page 56).

PERFORMANCE EVALUATION

Board

The Board reviews its effectiveness and individual performance regularly.

In its Corporate Governance Statement last year, the Board foreshadowed that it would undertake its first review of Board effectiveness towards the end of the 2003/2004 financial year after approximately two years of working together. The Board has now completed this review utilising an expert external consultant. Interviews were conducted with each Board member and with senior management and additional feedback was gathered by completion of a detailed (confidential) questionnaire. The review concluded that the Board is functioning well with an appropriate mix of skills and experience on the Board and effective working relationships amongst Board members and between the Board and management.

The Nomination Committee has also reviewed the performance of individual Directors seeking re-election.

Board Committees

The Charter of each BlueScope Steel Board Committee requires the Committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the committee's effectiveness. During the financial year each Board Committee conducted a formal review of its performance that involved seeking feedback from Committee members, management and other regular Committee participants such as, in the case of the Audit and Risk Committee, the external auditors.

Executives

All BlueScope Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business objectives; and
- contribution towards specific business plan objectives.

In assessing a key executive's performance, the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration and Organisation Committee, which has overall responsibility for ensuring that performance management processes are in place for all key executives. The Remuneration and Organisation Committee (formerly the Remuneration Committee) considers executive remuneration.

The Remuneration and Organisation Committee also considers the overall amount of any short-term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short-term incentive bonus award to particular senior executives. This takes into account the overall performance of BlueScope Steel against a range of measures, and the contribution made by a particular executive.

The Chairman and the Board conduct the performance evaluation of the Managing Director and Chief Executive Officer. The evaluation of the Managing Director and Chief Executive Officer involves an assessment of a range of factors including the overall performance of BlueScope Steel and the achievement of specific pre-determined goals.

BOARD COMMITTEES

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration and Organisation Committee (formerly the Remuneration Committee);
- the Health, Safety and Environment Committee; and
- the Nomination Committee.

Other Committees of the Board may be formed from time to time to deal with specific matters.

Each of the Board's Committees operates under terms of reference (charters), detailing their role and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of BlueScope Steel, the requirement for reporting to the Board and periodic reviews of committee operations.

The number of Board Committee meetings held during the year ended 30 June 2004 and the attendance at those meetings by members is set out in the Directors' Report on page 52.

Regular reports of the Committees' activities are provided to the Board and minutes are circulated to all Directors.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management, internal and external audit and insurance (with the exception of Directors' and Officers' Liability Insurance).

The primary objectives of the Audit and Risk Committee, as set out in its Charter, are to:

External reporting

- **review of financial statements** – review all published financial statements which are required to be signed by Directors, prior to approval by the Board;
- **review of reports** – review the annual report and the Directors' report to the extent that such a report discusses the financial position or operating results of BlueScope Steel;
- **accounting policies** – review and assess the appropriateness of BlueScope Steel's accounting policies and principles; compliance processes) review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- **regulatory changes** – review proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on BlueScope Steel.

Internal control and risk management

- **risk management systems** – consider whether BlueScope Steel has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- **internal controls** – review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over BlueScope Steel's business processes, including the determination of financial statements;
- **theft and fraud reports** – receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- **litigation and contingencies** – review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of BlueScope Steel;
- **superannuation plans** – receive reporting concerning the accounting treatment of BlueScope Steel's superannuation plans and determine questions of accounting treatment raised;
- **related party transactions** – review and monitor related party transactions and assess their propriety.

External audit

- **appointment/replacement** – make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor;
- **terms of engagement** – review and agree with the external auditor the terms of engagement;
- **effectiveness and independence** – monitor the effectiveness and independence of the external auditor;
- **scope of audit** – review the scope of the external audit with the external auditor including identified risk areas and approve external audit plans;
- **non-audit services** – review and assess provision of non-audit services by the external auditor;
- **policies for non-audit services** – develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor;
- **coordination with internal audit** – ensure the external auditor is coordinated with internal audit programs;
- **external audit findings** – review and monitor management's responsiveness to the external audit findings;
- **external auditor meetings** – on a regular basis meet with the external auditor without the presence of management.

Internal audit

- **appointment** – approve the internal auditor;
- **scope of audit and plan** – review and assess the scope of the audit and the internal audit plan, work program and resources and approve internal audit plans;
- **internal audit findings** – review and monitor management's responsiveness to the internal audit findings;
- **internal auditor meetings** – on a regular basis meet with the internal auditor without the presence of management.

Insurance

- **insurance** responsibility for reviewing and approving all aspects of the company's insurance programme except for the Directors' and Officers' Liability insurance, which is the responsibility of the Board.

A complete copy of the Audit and Risk Committee Charter is available on BlueScope Steel's website – www.bluescopesteel.com

The Audit and Risk Committee meets before the finalisation of all major financial announcements of BlueScope Steel and, in any event, is required to meet four scheduled times a year.

The Committee assists the Board with the implementation of the risk management programme approved by the Board. The programme involves identification and assessment of significant risks and rating of the effectiveness of associated controls. Mitigation strategies are developed and implemented. Periodic reports are made to the Board on progress with this work and the Audit and Risk Committee reviews selected detailed business risk reports.

As required by its charter, the Audit and Risk Committee is composed entirely of independent Non-Executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. In addition to their experience of business, each member of the Committee brings particular experience relevant to the functions of the Committee. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which BlueScope Steel operates and Mr McCann has both financial and legal experience which is valuable to the functioning of the Audit and Risk Committee.

All Board members are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended (except for certain consultations referred to above) to the Managing Director and Chief Executive Officer, Chief Financial Officer and the external and internal auditors.

Health, Safety and Environment Committee

The primary objectives of the Health, Safety and Environment Committee, as set out in its Charter, are to:

- **HSEC Policy** adopt a Health, Safety, Environment and Community (HSEC) Policy and, as it considers necessary, recommend changes to that policy;
- **compliance** monitor BlueScope Steel's compliance with the approved HSEC Policy;
- **HSEC standards** assess the HSEC standards of BlueScope Steel;
- **HSEC risks** assess the operations of BlueScope Steel and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- **legislation** assess compliance by BlueScope Steel with applicable legislation;
- **acceptable practices** research and recommend the adoption of acceptable HSEC practices in the industries in which BlueScope Steel operates;
- **incident reporting** receive reports concerning HSEC incidents within BlueScope Steel; and
- **implications** consider HSEC issues that may have strategic, business and reputational implications for BlueScope Steel.

The Chairman of the Committee for the 2003/04 financial year was Mr John Crabb, an independent Non-Executive Director and because of the importance of health, safety and the environment to BlueScope Steel's operations, all Directors are members of the Committee. The composition of the Committee has been reviewed during the year and the Committee resolved to maintain its existing membership. Following Mr Crabb's resignation as a Director of BlueScope Steel on 28 July 2004, the Board has appointed Mr McNeilly as Chair of the Committee. The Health, Safety and Environment Committee charter requires that the Committee meets at least four scheduled times per year.

Remuneration and Organisation Committee (formerly the Remuneration Committee)

The Remuneration and Organisation Committee assists the Board in ensuring that BlueScope Steel:

- **human resources strategy** has a human resources strategy aligned to the overall business strategy, which supports the BlueScope Steel Business Charter Our Bond;
- **practices and policies** has remuneration policies and practices that are observed and that enable it to attract and retain executives and Directors who will create value for shareholders;
- **remuneration and performance** fairly and responsibly rewards executives having regard to the performance of BlueScope Steel, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- **succession** plans and implements the development and succession of executive management and Directors.

The Remuneration and Organisation Committee has authority to advise the Board on specific remuneration matters, as well as determining certain matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive Directors and senior management remuneration, performance management, succession planning, termination, succession and Non-Executive Director remuneration.

The Board has ultimate authority over the following matters:

- **contract variation** changes to the remuneration or contract terms of executive Directors;
- **incentive plans** the design of new equity plans or executive cash-based incentive plans;
- **incentive awards** total level of award proposed from equity plans or executive cash-based incentive plans;
- **Managing Director selection** selection of the Managing Director and Chief Executive officer;
- **Managing Director compensation** compensation and all performance related matters for the Managing Director and Chief Executive Officer; and
- **executive termination payments** termination payments to executive Directors.

The Remuneration and Organisation Committee is composed entirely of independent Non-Executive Directors.

The members of the Remuneration and Organisation Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe and Mr Ron McNeilly. All members of the Remuneration and Organisation Committee are independent Non-Executive Directors. The committee meets at least four scheduled times a year.

The Committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President Human Resources. It may also seek advice from external experts, as appropriate, including in the absence of management of BlueScope Steel.

Information on BlueScope Steel's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed in the Directors' Report on pages 53 to 56.

Nomination Committee

The Nomination Committee of the Board is responsible for reviewing the membership of the BlueScope Steel Board and for consideration of candidates for membership of the Board. Mr Graham Kraehe chairs the Committee. All Non-Executive Directors are members of the Committee. The Board believes that the responsibilities of the Committee will be performed most effectively if all Non-Executive Directors are involved. Detailed work of the Committee may be delegated to a sub-committee.

The purpose of the Committee is to assist the Board in the effective discharge of its responsibilities for ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors' having regard to the law and the highest standards of governance. This purpose will be achieved by:

- **required skills** assessing the skills required on the Board;
- **Board skills** assessing the extent to which the required skills are represented on the Board from time to time;
- **review processes** establishing processes for the review of the performance of the Board as a whole and individual Non-Executive Directors; and
- **Board candidates** establishing processes for the identification of suitable candidates for appointment to the Board.

Executive Leadership Team

BlueScope Steel's Executive Leadership Team (ELT) is responsible to the Managing Director and CEO for the day-to-day leadership and management of BlueScope Steel as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- **BlueScope Steel corporate strategy** developing and implementing the strategic direction of the BlueScope Steel Group;
- **business area strategies** reviewing and developing strategies for business areas;
- **safety** reviewing and developing safety strategy, high level processes and procedures;
- **capital expenditure** reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $25 million;

- **human resources** reviewing and discussing human resource talent and succession and developing human resource strategies and practices;
- **policies and standards** discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- **performance** reviewing company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President Industrial Markets), Noel Cornish (President Australian Building and Manufacturing Markets), Mike Courtnall (President Asian Building and Manufacturing Markets), Kathryn Fagg (President Market and Logistics Solutions), Brian Kruger (Chief Financial Officer) and Ian Cummin (Executive Vice President Human Resources). The ELT meets monthly, generally at BlueScope Steel sites.

ACCOUNTABILITY AND AUDIT

Internal control and risk management

The Board has overall responsibility for the BlueScope Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee (see the Audit and Risk Committee). The Board regularly receives information about the financial position and performance of BlueScope Steel. For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of the BlueScope Steel Group's financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

External audit

Ernst & Young are BlueScope Steel's external auditors.

The lead audit partner and review partner of our external auditors rotate every five years. The current lead audit partner and review partner were first appointed for the 2001/02 audit of BlueScope Steel.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. Any proposal for the performance of permitted non-audit related work by the auditor will require prior consultation with, and approval of, the Chief Financial Officer for certain matters under $300,000 in value. The Audit and Risk Committee must approve permitted services with a value above this amount.

Representatives of Ernst & Young attend the Annual General Meetings of BlueScope Steel and are available to answer questions from shareholders as appropriate.

Share ownership and dealing

Details of shares in BlueScope Steel Limited held by Directors are set out in the Directors' Report on page 52.

The Board has put in place a Securities Trading Policy covering dealings in BlueScope Steel's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity. The Policy highlights the restrictions imposed by Australian corporations legislation on trading in BlueScope Steel shares and other entities' securities at a time when a person has non-public price sensitive information.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BlueScope Steel Limited shares. Directors and senior management are prohibited from dealing in BlueScope Steel Limited shares outside designated trading windows.

Any dealings in BlueScope Steel's shares by a Director are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealings by a Director within five business days.

Corporate social responsibility

BlueScope Steel is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BlueScope Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment committee. However, BlueScope Steel views these matters as key issues, for which BlueScope Steel can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on BlueScope Steel's website www.bluescopesteel.com

BlueScope Steel Guide to Business Conduct

BlueScope Steel Limited has a Guide to Business Conduct which provides an ethical and legal framework for all employees in the conduct of BlueScope Steel's business. The Guide defines how the BlueScope Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between BlueScope Steel and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of BlueScope Steel's employees; a focus on long-term benefits rather than short-term advantage for individuals; cooperation, driven by BlueScope Steel's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework for all BlueScope Steel's employees, irrespective of their specific job, direct employer or location around the world.

The Guide to Business Conduct applies to all employees of BlueScope Steel.

It also applies to the activities of Non-Executive Directors, to extent that the provisions of the Guide are relevant to a Director's conduct in relation to BlueScope Steel.

Political contributions

BlueScope Steel does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.

EXPLANATORY STATEMENT TO THE CONCISE FINANCIAL REPORT

BlueScope Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the previous corresponding 12 month period to 30 June 2003 in this report reflect a complete 12 months' results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities in the previous corresponding period are not reflective of the underlying BlueScope Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

On 17 November 2003, the Company changed its name from BHP Steel Limited to BlueScope Steel Limited.

+ BLUESCOPE STEEL LIMITED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Notes	2004 $M	2003 $M
Revenue from ordinary activities		5,769.6	5,302.1
Changes in inventories of finished goods and work in progress		1.7	36.1
Raw materials and consumables used		(2,145.6)	(2,029.3)
Employee benefits expense		(1,075.2)	(1,031.9)
Depreciation and amortisation expenses		(286.7)	(270.1)
Diminution in value of non-current assets		(1.4)	(12.6)
External services		(800.0)	(734.7)
Freight on external despatches		(418.7)	(410.0)
Carrying amount of non-current assets sold		(6.0)	(4.5)
Other expenses from ordinary activities		(288.7)	(298.7)
Borrowing costs expense		(16.8)	(22.0)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		71.2	69.2
Profit from ordinary activities before income tax expense		803.4	593.6
Income tax expense		(201.6)	(120.9)
Profit from ordinary activities after income tax expense		601.8	472.7
Net profit attributable to outside equity interest		(17.7)	(21.0)
Net profit attributable to members of BlueScope Steel Limited	7	584.1	451.7
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 'Employee Benefits'		–	(2.8)
Net increase (decrease) in foreign currency translation reserve		12.7	(77.9)
Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity		12.7	(80.7)
Total changes in equity other than those resulting from transactions with owners as owners		596.8	371.0
		Cents	Cents
Basic earnings per share	5	77.8	57.1

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

A breakdown of revenue and profit from ordinary activities before income tax by reporting segment is set out in note 2.

Key points to note on revenue from ordinary activities are:

- The BlueScope Steel Group acquired Butler Manufacturing Company and its controlled entities on 27 April 2004. In addition, a number of other minor controlled entities were acquired during the year. These acquisitions contributed an additional $237.5 million revenue for the year.
- Revenue from existing operations increased primarily due to higher steel prices and higher product despatches, partly offset by the impact of a higher AUD/USD on USD denominated revenues.

Key points to note on the profit from ordinary activities before income tax expense are:

- Earnings before interest and tax (EBIT) increased 34% from $611.1 million to $817.9 million. This improvement was due primarily to higher international and domestic steel prices, and higher product despatches. These were partly offset by the higher raw material and operating costs, and by the net impact of a stronger AUD/USD on USD denominated revenues and costs.
- The previous corresponding period included significant one-off costs associated with changing the Company's name to BlueScope Steel ($20.0 million) and improving the financial position of the Australian and New Zealand defined benefit superannuation funds ($31.8 million).

INCOME TAX

The effective tax rate for the 12 months ended 30 June 2004 was 25.1% (2003: 20.4%).

Following a company-wide review of tax accounting practices the Company has:

- Recognised an under provision of deferred tax liabilities in relation to prior period North Star BlueScope Steel income;
- Commenced tax effecting North Star BlueScope Steel's income;
- Recognised the tax benefit of certain carried forward tax losses in New Zealand and Asia, reflecting increased certainty of recoverability; and
- Recognised an over provision for deferred tax liabilities at Port Kembla Steelworks in relation to depreciable assets. As this related to timing differences that existed prior to the acquisition of the Port Kembla Steelworks in July 2002, the adjustment was made against net tangible assets rather than benefiting tax expense.

These changes, together with the continued utilisation of unbooked tax losses in New Zealand and utilisation of unbooked tax losses and tax exemptions in certain Asian operations explain the difference from the Australian tax rate of 30%.

	Notes	2004 $M	2003 $M
Current assets			
Cash assets		119.4	91.0
Receivables		989.2	639.6
Inventories		891.4	639.4
Other financial assets		–	4.1
Other		43.7	17.6
Total current assets		2,043.7	1,391.7
Non-current assets			
Receivables		7.1	10.8
Inventories		71.1	58.2
Investments accounted for using the equity method		236.3	151.6
Other financial assets		4.6	4.5
Property, plant and equipment		3,288.6	3,085.6
Deferred tax assets		58.0	37.3
Intangible assets		60.1	4.5
Other		12.6	8.9
Total non-current assets		3,738.4	3,361.4
Total assets		5,782.1	4,753.1
Current liabilities			
Payables		728.3	493.0
Interest bearing liabilities		416.0	101.5
Current tax liabilities		154.3	108.0
Provisions		294.7	258.7
Other		92.5	8.1
Total current liabilities		1,685.8	969.3
Non-current liabilities			
Interest bearing liabilities		176.7	66.4
Deferred tax liabilities		388.3	395.1
Provisions		337.7	231.2
Total non-current liabilities		902.7	692.7
Total liabilities		2,588.5	1,662.0
Net assets		3,193.6	3,091.1
Equity			
Parent entity interest			
Contributed equity	6	1,914.9	2,182.1
Reserves		(77.5)	(91.2)
Retained profits	7	1,302.9	961.4
Total parent entity interest		3,140.3	3,052.3
Outside equity interest in controlled entities		53.3	38.8
Total equity		3,193.6	3,091.1

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The major impact on the consolidated statement of financial position arose due to the acquisition of the Butler Manufacturing Company on 27 April 2004, together with a number of other minor controlled entities during the year.

The total impact of these acquisitions were as follows:

	$M
Cash	72.5
External receivables	211.0
Inventories	174.2
Property, plant and equipment	187.0
Deferred tax assets	43.3
Other financial assets	3.8
Other assets	35.1
External payables	(178.4)
Deferred tax liability	(0.9)
Provision for restructuring	(23.4)
Other provisions	(167.5)
Net borrowings	(44.4)
	312.3
Goodwill on consolidation	51.5
Deferred purchase price	(1.3)
Cash consideration	362.5

In order to facilitate the purchase of the Butler Manufacturing Company, a $217 million bridging facility was negotiated with existing borrowing facilities utilised to pay the total purchase price of $277.2 million (net of cash acquired). Subsequent to the end of the financial year, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million. These funds have been used to refinance existing borrowings including the bridging finance.

Other key notes on balance sheet movements, other than as noted above, are as follows:

ASSETS AND LIABILITIES

- An increase in receivables due to higher sales volumes and prices, together with lower utilisation of the Company's receivables securitisation program.
- An increase in inventories due to higher sales volumes and raw material costs.
- An increase in deferred tax assets arising from the booking of tax losses in New Zealand and Asia due to increased certainty of recoverability.
- An increase in provision for income tax in line with increased earnings from Australian operations.

EQUITY

- The Company's first share buyback program commenced on 14 March 2003 and concluded on 13 March 2004 at which time 60,679,153 shares had been purchased leaving 732,320,847 shares on issue. The total cash cost of the buyback was $285.3 million including $0.4 million of transaction costs.

RELATIONSHIP BETWEEN DEBT AND EQUITY

The current gearing ratio, calculated as net debt over net debt plus equity, is 12.9% (2003: 2.4%). The increase in the gearing ratio has been largely driven by the acquisition of the Butler Manufacturing Company on 27 April 2004. Total BlueScope Steel Group debt outstanding at 30 June 2004 is $592.7 million (2003: $167.9 million).

	Notes	2004 $M	2003 $M
Cash flows from operating activities			
Receipts from customers		5,948.3	5,443.3
Payments to suppliers and employees		(5,099.9)	(4,695.3)
		848.4	748.0
Dividends received		1.0	1.9
Interest received		2.6	2.3
Other revenue		43.3	15.0
Borrowing costs		(15.8)	(26.6)
Income taxes paid		(119.4)	(29.2)
Net cash inflow/(outflow) from operating activities		760.1	711.4
Cash flows from investing activities			
Payment for purchase of controlled entities, net of cash acquired*		(290.0)	(716.1)
Payments for property, plant and equipment		(289.1)	(183.3)
Payments for investments		(5.5)	(26.1)
Proceeds from sale of property, plant and equipment		11.8	8.6
Proceeds from sale or redemption of investments		6.5	–
Associate loan receivable repaid (advanced)		(11.2)	35.6
Net cash inflow/(outflow) from investing activities		(577.5)	(881.3)
Cash flows from financing activities			
Proceeds from issues of shares*		–	2,045.4
Share buyback		(259.4)	(25.9)
Employee share plan		(9.2)	–
Proceeds from demerger borrowings*		–	565.0
Proceeds from other borrowings		3,469.5	1,117.1
Financing provided by BHP Billiton*		–	(1,797.2)
Repayment of borrowings		(3,114.0)	(1,657.0)
Repayment of finance leases		(0.3)	–
Dividends paid	4	(241.6)	(71.4)
Dividends paid to outside equity interests in controlled entities		(3.0)	(5.2)
Net cash inflow/(outflow) from financing activities		(158.0)	170.8
Net increase/(decrease) in cash held		24.6	0.9
Cash at the beginning of the financial year		91.0	98.7
Effects of exchange rate changes on cash		2.5	(8.6)
Cash at the end of the financial year		118.1	91.0

* The prior year consolidated cash flows from investing and financing activities include cash flows related to the separation of BlueScope Steel Limited from the BHP Billiton Group, including the acquisition of the BlueScope Steel (AIS) Pty Ltd Group on 3 July 2002.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES

The increase in net operating cash flow primarily reflects an increase in operating cash profits partly offset by an increase in net working capital. The increase in net working capital primarily reflects:

- An increase in receivables mainly due to higher prices and despatch volumes, together with lower utilisation of the Company's receivables securitisation program.
- An increase in inventory in the current year primarily reflecting higher raw material and operating costs, together with a build-up of iron ore stocks and an increase in slab stocks due to the timing of export shipments.
- Lower year-on-year increase in provisions primarily due to significant increases in provisions for the Company's name change, Short Term Incentives, and redundancy entitlements being made in the previous corresponding period.

CASH FLOWS FROM INVESTING ACTIVITIES

The increase in investing cash flow, after excluding the purchase of the AIS Group from BHP Billiton in the previous corresponding period, primarily reflects the following:

- The acquisition of Butler Manufacturing Company.
- Expenditure associated with the Vietnam and China coating line developments, the second Thailand metal coating line and the New Zealand metal coating capacity expansion.
- The receipt of funds loaned to North Star BlueScope Steel in the previous corresponding period.

These were partly offset by lower expenditure on the Sinter Plant emissions project at Port Kembla Steelworks.

CASH FLOWS FROM FINANCING ACTIVITIES

Major financing cash flows are as follows:

- $259.4 million of shares bought back (2003: $25.9 million).
- The payment of $241.6 million in dividends (2003: $71.4 million). This amount includes $53.8 million in special dividend payments.
- During the period the company borrowed an additional $355.5 million of debt. This was primarily due to the acquisition of the Butler Manufacturing Company with operating cash flows covering payments made for the share buyback, capital expenditure, dividends and tax.

In the previous corresponding period, cash flows associated with the separation from the BHP Billiton Group included:

- $2,045.4 million proceeds from the issue of shares;
- ($716.1) million purchase of the AIS Group. This includes the Port Kembla Steelworks, New Zealand Steel and Packaging Products;
- $565.0 million proceeds from the raising of external debt; and
- ($1,797.2) million repayment of loans to the BHP Billiton Group.

NOTE 1
BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 'Concise Financial Reports'.

The Concise Financial Report relates to the consolidated entity incorporating the assets and liabilities of all entities controlled by BlueScope Steel Limited as at 30 June 2004 and the results of all controlled entities for the year then ended. The accounting policies adopted are consistent with those of the previous year.

CHANGES IN ACCOUNTING POLICIES

AASB 1028 'Employee Benefits' (applicable from 1 July 2002)

Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next 12 months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the prior year consolidated financial statements as a result of the changes in AASB 1028 were:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in financial reports. Amounts in the Concise Financial Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

a. International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting Australian equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

BlueScope Steel Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents to IFRS. The company engaged its external auditors, Ernst & Young, to perform a diagnostic to isolate key areas that will be impacted by the transition to IFRS. This assessment has formed the basis of structuring the IFRS conversion project within the company. The release of the Australian equivalents to IFRS has enabled specific information to be gathered on the impact on accounting systems, future results, accounting policies and procedures.

Although the Company has not quantified the impacts on the financial statements, the transition is currently on schedule. Updates of the Company's IFRS implementation plan are provided to the Audit and Risk Committee.

Major changes identified to date that will be required to the Company's existing accounting policies include the following:

i. Employee benefits

Under AASB 119 'Employee Benefits', employer sponsors are required to recognise the net deficit in employer sponsored defined benefit funds as a liability. This will result in a change in the Group's current accounting policy in which a liability is only recognised where a legal obligation exists. The Company has defined benefit superannuation plans with deficits in Australia and New Zealand that will require an actuarially determined liability to be recorded. The company also has combined deficits in defined benefit superannuation plans in North America, however due to existing legal requirements relating to these funds, a liability has already been recognised.

The liability to be recognised under AASB 119 would be higher than the deficits disclosed in note 37 of the full Financial Report. AASB 119 requires the deficit to be grossed up for employer contributions tax (Australia 15%, New Zealand 33%) and for the accrued benefits disclosure to be discounted using a government bond rate. At present, the accrued benefits liability is discounted using the expected return on the fund assets which typically is a higher rate than the government bond rate.

ii. Income tax

Under AASB 112 'Income Taxes', the company will be required to use the balance sheet liability method. This method focuses on the tax effect of transactions and other events that affect amounts recognised in either the statement of financial position or a tax-based balance sheet. The impact of this requirement on the opening 1 July 2004 balance sheet is not expected to be significant.

Under current Australian Accounting Standards income tax losses can only be brought to account as an asset if they are considered virtually certain of realisation. AASB 112 requires income tax losses to be brought to account as an asset if they are probable of realisation. Probable is defined as more likely than not. The Group's unbooked tax losses shown in note 5(b) of the full Financial Report, will be assessed for recognition using the less stringent probable of realisation test.

iii. Impairment of assets

AASB 136 'Impairment of Assets' determines the recoverable amount of cash generating assets by assessing the higher of fair value less costs to sell and value in use. In determining value in use, future cash flows are to be discounted using a risk adjusted pre tax discount rate. Cash generating units (CGUs) are described as the smallest group of assets that generate cash flows from continuing use that are largely independent.

The BlueScope Steel Group currently assesses the recoverable value of income generating units (IGUs) using future cash flows discounted at a pre tax company-wide discount rate. IGUs are defined as a groups of assets working together to generate cash flows. The concept of CGUs will require certain assets to be assessed for recoverability on a stand alone basis rather than being grouped into an IGU. As a result, an impairment may be identified through the use of a CGU approach compared to an IGU approach.

The risk adjusted discount rate required by AASB 136 requires inclusion of a country risk premium. Therefore, certain BlueScope Steel assets' future cash flows will be discounted at higher rates, increasing the possibility of asset impairment being taken through the statement of financial performance.

iv. Share based payments

Under AASB 2 'Share Based Payments', the company will be required to recognise an expense in the statement of financial performance for the fair value of share rights granted to employees as remuneration. It applies to all share rights issued after 7 November 2002 which have not vested as at 1 January 2005. BlueScope Steel Limited issues share rights to senior executives in the organisation as part of its remuneration strategy which focuses on performance and accountability and aligning performance-related reward with the value delivered to shareholders. The fair values and other details, including the expense that would otherwise have been recognised, on all outstanding share rights granted by the company are disclosed in note 33 of the full Financial Report.

AASB 2 will only apply in respect to the September 2003 share rights granted and any future grants. The fair value of these grants are to be expensed over the expected vesting period with a corresponding increase in share capital. No tax deduction is allowed for the amount expensed.

In addition, the Company announced its intention to award 150 shares at nil cost to approximately 16,000 BlueScope Steel employees in September 2004. Under AASB 2 the fair value of this issue will be required to be expensed in the year ended 30 June 2005, whereas under the current Australian Accounting Standards the shares are issued at nil cost and no expense is recognised.

v. Goodwill

Under AASB 3 'Business Combinations', goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the Group's accounting policy which currently amortises goodwill over its useful life not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. The impact on the Company's reported results is not expected to be material given the amount of goodwill currently recorded in the financial statements (refer note 17 of the full Financial Report).

vi. Classification of financial instruments

Under AASB 139 'Financial Instruments: Recognition and Measurement', financial assets are only able to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The Company's sale of receivable program does not currently meet the requirement of substantially transferring all of the risk and rewards of ownership. As a result, the sale of receivables program will be recorded as a liability rather than an offset against trade debtors (refer note 7 of the full Financial Report).

vii. Hedge accounting

Under AASB 139 'Financial Instruments: Recognition and Measurement', in order to achieve a qualifying hedge, the Company is required to meet the following criteria:

- Identify the type of the hedge;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be effective; and
- Document the hedging relationship.

The impact of this standard is not expected to have a material impact on the financial statements of the Company given the low level of hedging activity currently undertaken (refer note 32 of the full Financial Report).

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition of Australian equivalents to IFRS, as not all standards have been analysed in detail, and some decisions have not been made where specific accounting policy elections are available.

NOTE 2
SEGMENT INFORMATION

BUSINESS SEGMENTS

The consolidated entity has five business reporting segments: Hot Rolled Products, Coated and Building Products Australia (formerly Coated Products Australia), New Zealand Steel, Coated and Building Products Asia (formerly Coated Products Asia) and Coated and Building Products North America.

On 3 July 2002, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd from the BHP Billiton Group. The operating assets of BlueScope Steel (AIS) Pty Ltd includes Port Kembla Steel Works, Packaging Products and New Zealand Steel. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the previous corresponding 12 month period to 30 June 2003 reflects a full year's results.

HOT ROLLED PRODUCTS

Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of 5.1 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

The segment also includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

COATED AND BUILDING PRODUCTS AUSTRALIA

Coated and Building Products Australia (formerly Coated Products Australia) markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

The segment also includes Packaging Products, an operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

COATED AND BUILDING PRODUCTS NORTH AMERICA

On 27 April 2004, BlueScope Steel Limited acquired Butler Manufacturing Company, a leading designer and manufacturer of pre-engineered steel building systems for the non-residential market in North America, with six manufacturing plants across the US and Mexico.

Butler has two main North American divisions: the North American Buildings Group, which designs, manufactures and markets pre-engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

COATED AND BUILDING PRODUCTS ASIA

Coated and Building Products Asia (formerly Coated Products Asia) manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

On 27 April 2004, BlueScope Steel Limited acquired the Butler Manufacturing Company, which includes BlueScope Butler China, a business which designs, manufacturers and markets pre-engineered steel building systems and components across China. In addition, Vistawall has operations in China which manufacture and sell extruded aluminium and glass products for the building and construction sector.

NEW ZEALAND STEEL

The New Zealand Steel operations at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

CORPORATE AND GROUP

Corporate and Group relates primarily to logistics, export trading and corporate activities

INTERSEGMENT PRICING AND SEGMENT ACCOUNTING POLICIES

Intersegment sales are made on a commercial arm's-length basis. Segment accounting policies are the same as the consolidated entity's policies outlined in the full Financial Report.

NOTE 2 SEGMENT INFORMATION
PRIMARY REPORTING – BUSINESS SEGMENTS

2004	Hot Rolled Products[1] $M	New Zealand Steel $M	Coated and Building Products Australia $M	Coated and Building Products Asia $M	Coated and Building Products North America $M	Corporate and Group $M	Consolidated $M
Sales to external customers	1,268.6	484.7	2,742.3	673.8	191.1	377.6	5,738.1
Intersegment sales	1,462.9	75.5	141.2	15.3	0.4	291.4	1,986.7
Intersegment elimination							(1,986.7)
Total sales revenue	2,731.5	560.2	2,883.5	689.1	191.5	669.0	5,738.1
Other revenue	4.7	1.3	3.2	11.5	2.0	9.5	32.2
Intersegment elimination							(0.7)
Total other revenue	4.7	1.3	3.2	11.5	2.0	9.5	31.5
Total segment revenue	2,736.2	561.5	2,886.7	700.6	193.5	678.5	5,769.6
Segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	850.0
Intersegment elimination							(32.1)
Total segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	817.9
Unallocated revenue less unallocated expenses							(14.5)
Profit from ordinary activities before income *tax expense*							803.4
Income tax expense							(201.6)
Net profit							601.8
Segment assets	2,311.8	520.9	1,684.0	822.7	518.9	124.2	5,982.5
Unallocated assets [2]							124.7
Intersegment elimination							(325.1)
Total assets							5,782.1
Segment liabilities	452.6	92.8	428.7	203.3	286.9	147.8	1,612.1
Unallocated liabilities [2]							1,225.6
Intersegment elimination							(249.2)
Total liabilities							2,588.5
Investments in associates and joint venture partnership	232.1	–	–	–	4.2	–	236.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets [3]	64.5	26.5	104.2	164.1	176.0	4.0	539.3
Depreciation and amortisation expense	127.8	35.4	93.6	22.3	3.6	4.0	286.7
Other non-cash expenses	0.4	(1.0)	1.6	1.2	0.2	(0.9)	1.5

1. The Hot Rolled Products segment results includes $71.1 million share of net profits of joint venture partnership.
2. External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
3. Includes property, plant and equipment acquired on 27 April 2004 from the purchase of the Butler Manufacturing Company for $186.1 million. This is reflected in the Coated and Building Products North America and Asia segments.

NOTE 2 SEGMENT INFORMATION
PRIMARY REPORTING – BUSINESS SEGMENTS CONTINUED

2003	Hot Rolled Products[1] $M	New Zealand Steel $M	Coated and Building Products Australia $M	Coated and Building Products Asia $M	Corporate and Group $M	Consolidated $M
Sales to external customers	1,198.7	468.7	2,622.9	553.5	428.3	5,272.1
Intersegment sales	1,426.8	79.9	105.4	15.1	287.6	1,914.8
Intersegment eliminations						(1,914.8)
Total sales revenue	2,625.5	548.6	2,728.3	568.6	715.9	5,272.1
Other revenue	6.3	2.0	6.9	6.7	6.2	28.1
Intersegment eliminations						1.9
Total other revenue	6.3	2.0	6.9	6.7	6.2	30.0
Total segment revenue	2,631.8	550.6	2,735.2	575.3	722.1	5,302.1
Segment result	471.2	44.4	118.5	84.0	(101.8)	616.3
Intersegment eliminations						(5.2)
Total segment result	471.2	44.4	118.5	84.0	(101.8)	611.1
Unallocated revenue less unallocated expenses						(17.5)
Profit from ordinary activities before income tax expense						593.6
Income tax expense						(120.9)
Net profit						472.7
Segment assets	2,236.3	501.4	1,607.1	483.2	108.1	4,936.1
Unallocated assets [2]						28.6
Intersegment elimination						(211.6)
Total assets						4,753.1
Segment liabilities	396.5	78.0	399.0	79.3	138.3	1,091.1
Unallocated liabilities [2]						738.6
Intersegment elimination						(167.7)
Total liabilities						1,662.0
Investments in associates and joint venture partnership	151.6	–	–	–	–	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets [3]	1,898.4	346.5	49.2	40.3	10.8	2,345.2
Depreciation and amortisation expense	119.9	37.0	83.5	24.6	5.1	270.1
Other non-cash expenses	(0.9)	11.9	1.0	0.9	0.2	13.1

1. The Hot Rolled Products segment result includes $69.2 million share of net profits of joint venture partnership.
2. External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
3. Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BlueScope Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

NOTE 3 REVENUE

	2004 $M	2003 $M
Sale of goods	5,614.5	5,144.6
Services	123.6	127.5
Sales revenue	5,738.1	5,272.1
Other revenue	31.5	30.0
Total revenue	5,769.6	5,302.1

NOTE 4 DIVIDENDS

	2004 $M	2003 $M
Total dividends paid	241.6	71.4

As at 30 June 2004, the Company's franking credits available for subsequent years is $148.0 million (2003: $85.3 million). The franking credits balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

A fully franked final dividend of 13 cents ($100 million) and a fully franked special dividend of 7 cents ($53.8 million) per fully paid ordinary share was paid on 10 October 2003. A fully franked interim dividend of 12 cents per fully paid ordinary share was paid on 29 March 2004 ($87.9 million).

The Directors have declared a fully franked final dividend of 18 cents and a fully franked special dividend of 10 cents per fully paid ordinary share. The estimated final dividend payable of $131.8 million and the special dividend payable of $73.2 million, to be paid on 18 October 2004 (record date 5 October 2004), have not been recognised as a liability at 30 June 2004.

NOTE 5 EARNINGS PER SHARE

	2004 Cents	2003 Cents
Basic earnings per share	77.8	57.1

There is no diluted earnings per share impact from the executive share rights scheme as it is the current intention of the company to satisfy their entitlements through the buyback and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

	2004 Number	2003 Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	750,542,940	791,544,061

	2004 $M	2003 $M
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	601.8	472.7
Net profit attributable to outside equity interest	(17.7)	(21.0)
Earnings used in calculating basic earnings per share	584.1	451.7

NOTE 6 MOVEMENTS IN ORDINARY SHARE CAPITAL

	2004 Shares	2003 Shares	2004 $M	2003 $M
Opening balance	784,685,949	100,000,000	2,182.1	164.0
Demerger from BHP Billiton	–	693,000,000	–	2,045.4
Share buyback	(52,365,102)	(8,314,051)	(257.7)	(27.2)
Employee share plan	–	–	(9.2)	–
Less: Transaction costs arising on share buyback			0.3	0.1
	732,320,847	784,685,949	1,914.9	2,182.1

SHARE BUYBACK

The company commenced a 10% on-market buyback of share capital on 14 March 2003. The total number of shares that could be repurchased was 79,300,000. At the conclusion of the share buyback on 13 March 2004, the total number of shares bought back was 60,697,153 ($285.3 million, including $0.4 million of transaction costs).

EMPLOYEE SHARE PLAN

In September 2003, the company provided 200 BlueScope Steel Limited shares at nil cost to 9,403 eligible employees (1,880,600 shares). The objective was to recognise and reward employees for their contribution to the company's first year financial and workplace safety performance and provide them with the opportunity to become long term shareholders. An equivalent number of shares were bought back at $4.88 per share.

NOTE 7 RETAINED PROFITS

	Notes	2004 $M	2003 $M
Retained profits			
Retained profits at the beginning of the financial year		961.4	387.7
Net profit attributable to members of BlueScope Steel Limited		584.1	451.7
Adjustment resulting from adoption of revised accounting standard AASB 1028 'Employee Benefits'	1	–	(2.8)
Dividends paid	4	(241.6)	(71.4)
Aggregate of amounts transferred from reserves		(1.0)	196.2
		1,302.9	961.4

NOTE 8 EVENTS OCCURRING AFTER REPORTING DATE

PRIVATE PLACEMENT – DEBT

On 1 July 2004, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million.
These funds have been used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company.

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

HOT STRIP MILL UPGRADE

On 28 July 2004, the BlueScope Steel Group announced Board approval for investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla Steelworks from 2.4 to 2.8 million tonnes per annum. The upgrade is expected to be completed in the first quarter of the 2006/07 financial year and will be undertaken in a manner that will minimise the impact on current plant operations.

NOTE 9 FULL FINANCIAL REPORT

Further financial information can be obtained from the full Financial Report which is available from the Company, free of charge, on request. A copy may be requested by contacting the Company's share registrar whose details appear in the Corporate Directory. Alternatively, both the full Financial Report and the Concise Financial Report can be accessed via the internet at: www.bluescopesteel.com

DIRECTORS' DECLARATION

The Directors declare that in their opinion, the Concise Financial Report of the consolidated entity for the year ended 30 June 2004 as set out on pages 50 to 57 complies with Accounting Standard AASB 1029: 'Concise Financial Reports'.

The financial statements and specific disclosures included in this Concise Financial Report have been derived from the full financial report for the year ended 30 June 2004.

The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which as indicated in note 9, is available on request.

This declaration is made in accordance with a resolution of the Directors.

G J KRAEHE, AO CHAIRMAN

K C ADAMS MANAGING DIRECTOR & CEO

Melbourne 18 August 2004

+ INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF BLUESCOPE STEEL LIMITED

SCOPE

The Concise Financial Report and Directors' responsibility

The Concise Financial Report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both BlueScope Steel Limited (the company) and the entities it controlled during the year.

The Directors of the company are responsible for preparing a Concise Financial Report that complies with Accounting Standard AASB 1039 'Concise Financial Reports', in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We conducted an independent audit on the Concise Financial Report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Concise Financial Report is presented fairly in accordance with the *Accounting Standard AASB 1039 'Concise Financial Reports'*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the Concise Financial Report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the Concise Financial Report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2004. Our audit report on the full financial report was signed on 18 August 2004, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and Concise Financial Reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the Concise Financial Report of BlueScope Steel Limited complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Ernst & Young

A I Beckett
Partner

Melbourne
18 August 2004

+ SHAREHOLDER INFORMATION

DISTRIBUTION SCHEDULE

RANGE	NO. OF HOLDERS	NO. OF SHARES	% OF ISSUED CAPITAL
1–1,000	118,874	48,977,215	6.69
1,001–5,000	53,743	119,121,654	16.27
5,001–10,000	6,756	48,206,791	6.58
10,001–100,000	3,450	71,426,193	9.75
100,001 and over	158	444,588,994	60.71
Total	**182,981**	**732,320,847**	**100.00**

There were 5,235 holders with less than a marketable parcel of BlueScope Steel shares (that is, a parcel with a value of less than $500) as at Friday, 13 August 2004.

TWENTY LARGEST REGISTERED SHAREHOLDERS AS FRIDAY 13 AUGUST 2004

RANK	NAME OF SHAREHOLDER	TOTAL UNITS	% OF ISSUED CAPITAL
1	J P MORGAN NOMINEES AUSTRALIA LIMITED	97,660,101	13.34
2	NATIONAL NOMINEES LIMITED	92,994,899	12.70
3	WESTPAC CUSTODIAN NOMINEES LIMITED	79,364,054	10.84
4	CITICORP NOMINEES PTY LIMITED	20,972,719	2.86
5	ANZ NOMINEES LIMITED	20,873,680	2.85
6	AMP LIFE LIMITED	13,709,146	1.87
7	QUEENSLAND INVESTMENT CORPORATION	13,634,023	1.86
8	COGENT NOMINEES PTY LIMITED	13,015,932	1.78
9	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	9,830,416	1.34
10	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	6,285,374	0.86
11	IAG NOMINEES PTY LIMITED	5,023,815	0.69
12	IOOF INVESTMENT MANAGEMENT LIMITED	4,550,190	0.62
13	GOVERNMENT SUPERANNUATION OFFICE	4,331,268	0.59
14	COGENT NOMINEES PTY LIMITED	4,231,937	0.58
15	WESTPAC FINANCIAL SERVICES LIMITED	2,567,143	0.35
16	PSS BOARD	2,368,908	0.32
17	TRANSPORT ACCIDENT COMMISSION	2,334,536	0.32
18	CSS BOARD	2,110,464	0.29
19	VICTORIAN WORKCOVER AUTHORITY	1,805,634	0.25
20	HEALTH SUPER PTY LTD	1,397,437	0.19
	Total for Top 20	**399,061,676**	**54.49**
	Total other investors	**333,259,171**	**45.51**
	Grand total	**732,320,847**	**100.00**

On Thursday 19 August 2004, the Company announced an on-market buyback of up to 18,400,000 fully-paid ordinary shares.

+ CORPORATE DIRECTORY

DIRECTORS

G J Kraehe AO Chairman
R J McNeilly Deputy Chairman
K C Adams Managing Director and Chief Executive Officer
D J Grady
H K McCann
P J Rizzo
Y P Tan
J Crabb resigned 28 July 2004

SECRETARY

M G Barron

EXECUTIVE LEADERSHIP TEAM

K C Adams Managing Director and Chief Executive Officer
N Cornish President Australian Building and Manufacturing Markets
M Courtnall President Asian Building and Manufacturing Markets
I Cummin Executive Vice President Human Resources
K Fagg President Market and Logistics Solutions
L Hockridge President Industrial Markets
B Kruger Chief Financial Officer

Other direct reports to Managing Director
M G Barron Company Secretary and Chief Legal Officer
D Goodwin Executive Vice President Corporate Affairs
S Mann Executive Vice President Strategy and Business Development

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of BlueScope Steel Limited
will be held on Tuesday, 19 October 2004
commencing at 2.00 pm (local time)
The Westin, 1 Martin Place,
Sydney, Australia

REGISTERED OFFICE

Level 11, 120 Collins Street (BlueScope Steel Centre)
Melbourne, Victoria 3000
+ 61 3 9666 4000

SHARE REGISTRAR

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria 3000
+ 61 3 9615 9130 or 1300 855 998

AUDITOR

Ernst & Young Chartered Accountants
Level 33, 120 Collins Street
Melbourne, Victoria 3000

STOCK EXCHANGE

BlueScope Steel Limited shares are quoted
on the Australian Stock Exchange (ASX code: BSL).

WEBSITE ADDRESS

www.bluescopesteel.com

ACKNOWLEDGMENTS
Page 28, left to right.

Ginger Riley Munduwalawala
Mara c.1937–2002
Mara country (1992)
synthetic polymer paint on canvas, 244.0 x 244.0 cm
Presented through The Art Foundation of Victoria by the artist, Fellow, 1997
© Courtesy of the artist's estate and Alcaston Gallery, Melbourne

Djambu Barra Barra
Wagilak born c.1946
Preparing for ceremony 1988
synthetic polymer paint on canvas, 176.8 x 218.7 cm
Purchased from Admission Funds, 1990
© Courtesy of the artist and Alcaston Gallery, Melbourne

Ian Abdulla
Ngarrindjeri born 1947
Night story 1997
synthetic polymer paint on canvas, 122.4 x 183.4 cm
Purchased 1998
© Ian Abdulla, 1997/Licensed by VISCOPY, Sydney 2004

Ginger Riley Munduwalawala
Mara c.1937–2002
Ngak Ngak and the Four Archers 1993
synthetic polymer paint on canvas, 171.0 x 288.7 cm
Gift of the National Gallery Society of Victoria, 1994
© Courtesy of the artist's estate and Alcaston Gallery, Melbourne

Design and production: ERD Design Communications **Photography:** Jean-Marc LaRoque, Peter Hyatt, Ray Boudreau. **Printing:** Impact Printing **Paper:** Spicers Paper. Editorial pages on Impress Matt. Financial pages on Precision. Both papers are Australian made and produced using Plantation Fibre and Regrowth Pulp. The paper is produced under ISO 14001 and Forest Stewardship Council accredited environmental systems and practices.


BLUESCOPE
STEEL

The 16,000 staff who are the strength behind Australia's leading steel company have something to tell you.

Our new name is BlueScope Steel.

This unique name reflects our strong reputation and recognises optimism, vision and the colour we bring to the world.

And while our name's changed, the products we make haven't. COLORBOND®, ZINCALUME®, XLERPLATE®, GALVASPAN® steel and LYSAGHT® continue to be as strong, durable and architecturally pleasing as they've always been.

Just as importantly, they're backed by the same company whose innovation, technical support and warranties are second to none.

BLUESCOPE STEEL

For more details visit www.bluescopesteel.com

BlueScope Steel. The new name in steel.

BLUESCOPE STEEL

BLUESCOPE STEEL LIMITED

LEVEL 11, 120 COLLINS STREET, MELBOURNE
VICTORIA 3000 AUSTRALIA
WWW.BLUESCOPESTEEL.COM



SEC File
No. 82-34676

BLUESCOPE STEEL

ABN 16 000 011 058

All Registry communications to
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street, Melbourne, VIC, 3000
GPO Box 1736, Melbourne, VIC, 3001
Telephone: 1300 855 998
Overseas: 613 9615 9130
Facsimile: (03) 8614 2909
ASX Code: BSL
Email: bluescopesteel@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

I/We being a member(s) of BlueScope Steel Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2.00pm on Tuesday, 19 October 2004 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.

☐ **IMPORTANT: FOR ITEM 3 BELOW** If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

Should you desire to direct your proxy how to vote on any resolution please insert X in the appropriate box below.

	For	Against	Abstain*
2(a) To re-elect Mr Ron McNeilly as a Director	☐	☐	☐
2(b) To re-elect Ms Diane Grady as a Director	☐	☐	☐
3. Approve the grant of share rights to the Managing Director and Chief Executive Officer	☐	☐	☐

Items 4 to 8 - Resolutions proposed under section 249N of the Corporations Act 2001 by shareholders affiliated with the Australian Workers Union **

	For	Against	Abstain*
4. Amendment to Company's Constitution (maximum term of 10 years for non-executive Directors)	☐	☐	☐
5. Company's Constitution (restriction on retirement benefits for Directors)	☐	☐	☐
6. Amendment to Company's Constitution (restriction on the number of directorships of other listed companies held by Directors)	☐	☐	☐
7. Amendment to Company's Constitution (cap on remuneration of Managing Director or an executive director)	☐	☐	☐
8. Amendment to Company's Constitution (cap on executive and employee remuneration)	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

** The Chairman of the Meeting intends to vote undirected proxies given to him against Items 4 to 8.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with securityholder's constitution and the Corporations Act 2001.

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a security holder (including your name, add and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your sec holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclo to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this fc Our privacy policy is available on our website (www.asxperpetual.com.au).

BSL PRX0

SEC File
No. 82-34676

BLUESCOPE
STEEL

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF MEETING AND INFORMATION FOR SHAREHOLDERS

BLUESCOPE STEEL LIMITED ABN 16 000 011 058
LEVEL 11, 120 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
TEL +61 3 9666 4000 FAX +61 3 9666 4111 WWW.BLUESCOPESTEEL.COM

BLUESCOPE STEEL

Office of the Chairman

13 September 2004

Dear Shareholder

We have just completed another successful year for BlueScope Steel. I am delighted to invite you, as a shareholder, to attend BlueScope Steel Limited's 2004 Annual General Meeting.

The meeting will be held on **Tuesday, 19 October 2004 at The Westin, 1 Martin Place, Sydney**, commencing at 2.00 pm (Sydney time). Registration desks will be open from **12.30 pm**. I suggest that you arrive early to avoid queues and minimise any delays.

Enclosed are your 2004 Annual Report (unless requested otherwise) and Notice of Annual General Meeting together with the following documents:

- A personalised proxy form. If you are not attending the meeting, you should complete and return this form in the envelope provided, or fax it to the number noted at the top of the form. Alternatively, you can lodge your proxy on-line at the BlueScope Steel website **www.bluescopesteel.com/investors**.
- A form to elect to receive information on BlueScope Steel (including your annual report and meeting documents) by electronic means (e-mail).
- A business reply paid envelope, or a return address envelope (if your registered address is outside Australia) for the return of any completed documents.

If your shares are held in the name of a private company and you wish to attend and vote at the meeting, you will need to complete a **form of appointment** of corporate representative. Copies of this form can be obtained from the Company's Share Registry. Please call **1300 855 998 between 8.30 am and 5.30 pm weekdays**.

If you will be attending the meeting in person and not voting by proxy, you can assist with your registration by presenting the Proxy form to enable easy identification of your holding.

The regular business to be conducted at the 2004 Annual General Meeting will involve considering the 2004 Annual Report, re-electing as Directors Mr Ron McNeilly and Ms Diane Grady (who are retiring by rotation) and approving an award of Share Rights to the Managing Director and CEO, Mr Kirby Adams (Items 1 to 3).

Items 4 to 8 are special resolutions proposed by approximately 120 shareholders affiliated with the Australian Workers' Union, in accordance with section 249N of the Corporations Act which requires a resolution to be considered at a general meeting where more than 100 shareholders give written notice of the resolution.

The Directors of BlueScope Steel do not believe that the resolutions proposed in items 4 to 8 are in the best interests of BlueScope Steel and shareholders. These resolutions will only be passed if at least 75% of the votes cast by shareholders are in favour of them. Your Directors strongly oppose the resolutions and urge you to vote against them.

I look forward to welcoming you to the meeting.

Yours sincerely,

GRAHAM KRAEHE, AO CHAIRMAN

BlueScope Steel Limited
ABN 001 011058

NOTICE OF MEETING AND INFORMATION FOR SHAREHOLDERS

Notice is given that the Annual General Meeting of BlueScope Steel Limited ("the Company") for 2004 will be held at The Westin, 1 Martin Place, Sydney, New South Wales on Tuesday, 19 October 2004 at 2.00 pm (Sydney time).

ORDINARY BUSINESS

1. ANNUAL REPORT

To consider the annual report, financial statements and the reports of the Directors and the auditor for the year ended 30 June 2004.

2. ELECTION OF DIRECTORS

(a) To re-elect a Director: Mr Ron McNeilly
Mr McNeilly retires in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

(b) To re-elect a Director: Ms Diane Grady
Ms Grady retires in accordance with the Company's Constitution, and being eligible, offers herself for re-election.

OTHER BUSINESS

3. APPROVAL OF GRANT OF SHARE RIGHTS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the grant of share rights to the Managing Director and Chief Executive Officer, Mr Kirby Adams, under the Long Term Incentive Plan as described in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

VOTING EXCLUSION STATEMENT

The Company will disregard any votes cast on resolution 3 by Mr Adams, any other Director of the Company, or any of their associates, unless:

- the vote is cast as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form; or
- the vote is cast by a person chairing the meeting as proxy (or its corporate representative), for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

AMENDMENTS TO THE COMPANY'S CONSTITUTION - SPECIAL RESOLUTIONS PROPOSED BY SHAREHOLDERS AFFILIATED WITH THE AUSTRALIAN WORKERS' UNION

IN ORDER TO BE ADOPTED AT LEAST 75% OF THE VOTES CAST BY SHAREHOLDERS MUST BE IN FAVOUR OF ITEMS 4 TO 8

ITEMS 4 TO 8

4. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by:

(a) inserting the words 'if that Director has been a Director of the Company for less than 10 years' after the word 're-election' in the second line of rule 11.4; and

(b) inserting the sentence:
'Further, a person who has been a Director of the Company for 10 years or more is not eligible for election as a Director in any circumstances and is not eligible to be appointed as a Director under rule 11.8.'

as a new paragraph at the end of rule 11.7."

5. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by inserting the sentence:

'Such retirement benefit or compensation shall not exceed twice the total remuneration paid to that Director in the 12 months prior to retirement, loss of office or death, unless approved by an ordinary resolution of the members of the Company.'

immediately prior to the sentence commencing 'A retirement benefit' in the ninth line of rule 11.11."

6. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by:

(a) deleting the word "or" at the end of rule 11.14(b);

(b) deleting the period at the end of rule 11.14(c) and inserting in its place "; or";

(c) inserting a new paragraph (d) in rule 11.14 as follows:

'(d) is director of more than three other publicly listed companies or, if chairperson of another publicly listed company, if director of more than two, or chairperson of any, additional publicly listed companies. With respect to the Company's chairman, the office of Director becomes vacant if the chairman is chairperson of any other publicly listed company, or director of more than two other publicly listed companies.'

(d) inserting the sentence:

'A Director who is a director of more than two other publicly listed companies, or the chairman of any other publicly listed company, is ineligible to be elected chairman of the Company.'

after the first sentence in rule 13.17."

7. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by adding the sentence 'The total remuneration of a Managing Director or an Executive Director, including any non-statutory termination or retirement payments, must not exceed 20 times the average remuneration of all other employees of the Company, unless approved by an ordinary resolution of the members of the Company.' as a new paragraph after the final sentence of rule 12.11."

8. To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended by inserting a new rule 12.14 as follows:

'12.14 Executive Remuneration
The total remuneration, including any non-statutory termination or retirement payments, of any officer or employee of the Company, other than a Director or Managing or Executive Director, must not exceed 20 times the average remuneration of all other employees of the Company unless approved by an ordinary resolution of the members of the Company.

The Company must disclose in its Annual Report to members the total remuneration received by each of the Company's ten highest paid officers.' "

PROXY INFORMATION

- A member who is entitled to attend and cast a vote at the Annual General Meeting may appoint a proxy.
- A proxy need not be a member.
- A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The following addresses and facsimile number are specified for the purposes of receipt of proxy appointments:

ADDRESSES
By hand:
BlueScope Steel Share Registry
c/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria, 3000
Facsimile: (61 3) 9615 9744

By mail:
BlueScope Steel Share Registry
c/- ASX Perpetual Registrars Limited
GPO Box 1736
Melbourne, Victoria, 3000

Electronic proxy voting:
www.bluescopesteel.com/investors

- To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member's attorney, the authority under which the instrument is signed or a certified copy of the authority, must be received by the Company at least 48 hours before the meeting.
- For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the proxy form.

VOTING ENTITLEMENTS

- The Board has determined that for the purposes of the meeting, shares will be taken to be held by those persons recorded on the Company's share register as at 7.00 pm on Sunday, 17 October 2004.

By order of the Board

Michael Barron
Company Secretary
Melbourne, 23 August 2004

EXPLANATORY NOTES

Items 2(a) and (b)
CANDIDATES FOR RE-ELECTION AS DIRECTORS

Information on the independence of the candidates for re-election as Directors, for the purposes of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, is contained in the corporate governance statement which forms part of the annual report. The Board has conducted a formal assessment of the individual contributions of Mr McNeilly and Ms Grady, who are retiring in accordance with the Company's Constitution and offer themselves for re-election.

Other members of the Board support the re-election of Mr McNeilly.

Other members of the Board support the re-election of Ms Grady.



RON McNEILLY

Deputy Chairman (Independent),
Age 61, BCom, MBA, FCPA
Director since: May 2002

Mr McNeilly is a member of the Audit and Risk Committee, the Remuneration and Organisation Committee, the Nomination Committee and the Health, Safety and Environment Committee. Mr McNeilly contributes to the Board, broad business experience and detailed knowledge of the international steel and resources industries.

Mr McNeilly is Deputy Chairman of the Board and has over 30 years' experience in the steel industry. He joined BHP in 1962 and has held positions with BHP Billiton, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, a Director of Alumina Ltd and a former Director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Apart from his extensive commercial experience with a range of businesses within the BHP Billiton Group, Mr McNeilly gained practical experience of the Company's business when he occupied the position (within the BHP Group) of Executive General Manager and Chief Executive Officer of the BHP Steel division between May 1991 and September 1997.



DIANE GRADY

Non-executive director (Independent),
Age 56, BA (Hons), MA (Chinese Studies), MBA
Director since: May 2002

Ms Grady is the Chairman of the Remuneration and Organisation Committee and a member of the Nomination Committee and the Health, Safety and Environment Committee. Ms Grady contributes expertise to the Board in the areas of strategy and organisational performance and development.

Ms Grady has been a full time Non-Executive Director of various companies since 1994. She is currently a Director of Woolworths Limited and Wattyl Limited. She is also a Trustee of the Sydney Opera House, a Director of the Australian Institute of Management (New South Wales) and a Governor of Ascham School. Previously, Ms Grady was a Partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues. In Australia, she led the firm's Marketing, Retailing and Consumer Goods practice and was a global leader of McKinsey's Change Management Centre.

Item 3
APPROVAL OF GRANT OF SHARE RIGHTS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

It is proposed that Mr Kirby Adams, the Managing Director and Chief Executive Officer of the Company, be awarded rights to be provided fully paid ordinary shares in the Company ("Share Rights") under the Company's Long-Term Incentive Plan. The award will be made effective 31 August 2004.

The number of Share Rights to be awarded, subject to shareholders approving the grant of Share Rights to Mr Adams under resolution 3, will be determined by dividing Mr Adams' base salary of $1,425,000 by the volume weighted average price of the Company's shares traded on ASX for the 5 trading days up to and including 31 August 2004. As an indication, at a volume weighted average share price of $7.60 the number of Share Rights awarded to Mr Adams would be 187,500.

SHARE RIGHTS

Subject to the rules of the Long-Term Incentive Plan, each Share Right will entitle Mr Adams to be provided one fully paid ordinary share in the Company upon exercise after they vest. No amount is payable by Mr Adams in respect of the award of Share Rights.

Mr Adams will be liable for income tax in respect of the Share Rights in accordance with applicable tax laws. No financial assistance is, or will be, provided by the Company to Mr Adams in respect of the tax liability arising from the award or exercise of the Share Rights.

VESTING OF SHARE RIGHTS

Except in certain circumstances mentioned below, Share Rights will vest only to the extent that performance conditions determined by the Board are met. For the present award, the vesting will depend on the percentile ranking of the Company relative to a comparator group (namely, the companies comprised in the ASX/S&P 100 index as at 31 August 2004, the effective date of grant of the Share Rights), based on total shareholder return over a performance period.

Total shareholder return is, broadly speaking, share price growth plus dividends reinvested. Relative performance is measured by comparing the respective total shareholder returns of the Company and the members of the comparator group of the performance period.

Accordingly, the Company's performance ranking against the comparator group at the end of the performance period will determine whether Mr Adams may exercise his Share Rights and, if so, the number of them. No Share Rights vest until the relative total shareholder return performance, as measured by comparing the respective total shareholder returns of the Company and the members of the comparator group for the performance period, reaches the 51st percentile. At the 51st percentile 52% of Share Rights vest. Above the 51st percentile the number of Share Rights that may be exercised will be pro rated between the 51st percentile and the 75th percentile. At the 75th percentile (or above), 100% of Share Rights vest. The following table provides an overview of the percentage of Share Rights which vest at various percentile outcomes.

IF THE PERCENTILE RANKING OF THE COMPANY AT THE END OF THE PERFORMANCE PERIOD IS...	THEN THE PERCENTAGE OF SHARE RIGHTS WHICH VEST IS...
50TH PERCENTILE OR BELOW	NO SHARE RIGHTS VEST
51ST PERCENTILE	52% OF SHARE RIGHTS VEST
60TH PERCENTILE	70% OF SHARE RIGHTS VEST
70TH PERCENTILE	90% OF SHARE RIGHTS VEST
75TH OR ABOVE	100%

The initial performance period will be 1 September 2004 to 31 August 2007.

EXERCISE AND LAPSE OF SHARE RIGHTS

In the event that none, or some only, of the Share Rights vest at the end of the initial performance period, there will be up to 4 subsequent performance periods commencing on the effective date of grant of the Share Rights and ending on 29 February 2008, 31 August 2008, 28 February 2009 and 31 August 2009, respectively (**Retest Date**). The number of outstanding Share Rights that then vest following such a retesting at the end of a subsequent performance period will be calculated by determining how many Share Rights out of the total granted would vest in accordance with the above (determined by reference to the percentile ranking of the Company at the end of the relevant subsequent performance period), and deducting the number of Share Rights that have previously vested (if any). There is a proviso that for outstanding Share Rights to vest following a subsequent performance period, the percentile ranking as at the Retest Date must be greater than the highest percentile ranking of the Company at the end of any previous performance period.

The terms of the Share Rights provide for retesting as described above to recognise that the Company operates in a cyclical industry and the Company's share price reflects, to some degree in the short term, the market's forward looking view of global steel prices rather than Company performance.

If Share Rights have not vested following the last Retest Date, those Share Rights will lapse.

Share Rights that vest may be exercised at any time before 31 October 2009. Under the terms of the award, no amount is payable upon exercise by Mr Adams. However, Mr Adams will be personally liable to pay income tax in respect of the award and exercise of the Share Rights in accordance with applicable tax laws. No financial assistance is, or will be, provided by the Company to Mr Adams in respect of the tax liability arising from the award or exercise of the Share Rights. Upon exercise, shares would be acquired for Mr Adams by the trustee of the Long-Term Incentive Plan trust by way of subscription for new shares or on-market purchase with funds provided by the Company.

Unvested Share Rights will lapse if Mr Adams ceases to be employed because of termination for cause.

Unvested Share Rights lapse if Mr Adams resigns, subject to the discretion of the Board to decide that the number of unvested Share Rights that are to lapse is to be pro rated to reflect his period of service during the relevant performance period and that those Share Rights will vest only if the relevant performance hurdles are satisfied.

If Mr Adams ceases to be employed because of death or disability, all his unvested Share Rights will vest. Vesting in these circumstances would occur without regard to performance hurdles.

In the event of agreed retirement or redundancy, the number of unvested Share Rights would be reduced *pro rata* to reflect the period of service. That reduced number of Share Rights would vest only if and when the relevant performance hurdles are satisfied.

Vested share rights may be exercised for 6 months after cessation of employment or until 31 October 2009, whichever is sooner.

The Board may at its discretion cause Share Rights to become vested Share Rights, if, at any time while there are Share Rights which have not lapsed or been exercised, a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company or a transaction is announced by the Company which, if implemented, would result in a person owning all the issued shares in the Company.

ADDITIONAL INFORMATION

In accordance with the ASX Listing Rules, the following additional information is provided concerning the Share Rights to be awarded to Mr Adams under the Company's Long-Term Incentive Plan:

- Since the Company was admitted to ASX in July 2002, Mr Adams has been awarded the following Share Rights under the Long-Term Incentive Plan, as described in the scheme booklet prepared and issued by BHP Billiton Limited as part of the Company's demerger from BHP Billiton Limited:
  - 685,000 in July 2002;
  - 490,500 in September 2002.
- Pursuant to shareholder approval at the 2003 Annual General Meeting, Mr Adams was awarded 273,300 Share Rights under the Long-Term Incentive Plan.
- Mr Adams is the only Director who is entitled to participate in the Long-Term Incentive Plan.
- There is no loan scheme in relation to the Long-Term Incentive Plan (or Share Rights awarded under it).
- Any Share Rights to be granted to Mr Adams under the Long-Term Incentive Plan will be granted as soon as practicable after the date of the Annual General Meeting and, in any event, before 19 October 2005.

AMENDMENTS TO THE COMPANY'S CONSTITUTION - SPECIAL RESOLUTIONS PROPOSED BY SHAREHOLDERS AFFILIATED WITH THE AUSTRALIAN WORKERS' UNION ("AWU RESOLUTIONS")

IN ORDER TO BE ADOPTED AT LEAST 75% OF THE VOTES CAST BY SHAREHOLDERS MUST BE IN FAVOUR OF ITEMS 4 TO 8

ITEMS 4 TO 8

In accordance with section 249N of the Corporations Act, approximately 120 shareholders – described as being affiliated with the Australian Workers' Union – submitted written notices proposing the AWU Resolutions set out in items 4 to 8. (The shareholders submitting AWU Resolutions under section 249N did not request that a statement accompany the AWU Resolutions, as permissible under section 249P of the Corporations Act.)

Your Directors do not believe that the AWU Resolutions proposed in items 4 to 8 are in the best interests of BlueScope Steel and shareholders. They strongly oppose the resolutions and urge you to vote against them. The Directors' reasons are set out below.

The Directors have received advice that some of the AWU Resolutions are not appropriate to be put to shareholders and could choose not to put those resolutions to shareholders. However, the Board has determined to let shareholders decide on the merits of the AWU Resolutions set out in items 4 to 8. If the AWU Resolutions were passed, at least 2 of your Directors would be required to immediately vacate office. The AWU Resolutions on remuneration would prevent the Company from providing competitive remuneration and limit access to talented executives.

WHY YOU SHOULD VOTE AGAINST THE AWU RESOLUTIONS

CONSTITUTIONAL CHANGE UNNECESSARY

The AWU Resolutions all take the form of amendments to the Constitution of the Company. If adopted all of these requirements would be entrenched in the Constitution for the future and could only be changed by a vote passed by more than 75% of shareholders.

Shareholders have appointed the directors to be responsible for the governance of the Company and to implement appropriate corporate governance and remuneration policies that will safeguard shareholder value and underpin a high performance organisation.

Since their appointment, the Directors of BlueScope Steel have worked hard to implement best corporate governance practice in the Company ahead of regulatory change consistent with the distinctive features of the Company's business. As shareholders would be aware, governance standards are evolving all the time—what was appropriate 10 years ago, is not appropriate today, and new standards will continue to evolve. Consequently the Board believes that it is inappropriate to use the Constitution to lock in highly prescriptive and specific governance requirements.

A comprehensive review of corporate governance standards and regulation in Australia recently has involved consultation with a wide range of interest groups and resulted in the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations. BlueScope Steel has fully implemented these principles and recommendations. It is quite inappropriate for a single interest group to seek to override the outcome of this national governance review process.

The AWU Resolutions would handicap BlueScope Steel relative to its peers and competitors. The Directors and management require the flexibility to conduct business now and in future within the framework of regulation of corporate governance that applies to all other comparable companies.

Details of the Company's policies are contained in the corporate governance statement in the Annual Report and on the Company's website, www.bluescopesteel.com.

RESOLUTION 4: LIMITS BOARD FLEXIBILITY

If the resolution in item 4 is passed, Directors who have held office as a Director of the Company for more than 10 years would be required to resign from the Board. Upon appointment to the Board, new Non-Executive Directors are informed in their letter of appointment that it is the Board's practice to encourage a person to hold office for no more than 10 years. This is a policy decision made by the Board.

All of the current Non-Executive Directors (excluding Mr Tan) were appointed at the same time shortly before the Company's demerger from BHP Billiton. If the resolution in item 4 is passed, it would have the effect that all of those directors would be required to retire at the same time (and not be able to seek re-election) or would be required to begin retiring progressively much earlier than 10 years so as to avoid the Company losing all of its Non-Executive Directors at the same time. Imposing this requirement on the Company would result in a rigid framework that prevents any Director serving longer than 10 years in appropriate circumstances, such as where it would be in the interests of the Company for them to do so.

RESOLUTION 5: LIMITS RETIREMENT BENEFITS WHICH THE COMPANY DOES NOT HAVE

Item 5 seeks to impose a limit on retirement benefits payable to Directors retiring from office, unless shareholder approval is obtained. It is the Company's stated policy (as set out in the 2002, 2003 and 2004 Annual Reports) that the Company does not pay retirement benefits to Non-Executive Directors. The Corporations Act has provisions dealing with obtaining shareholder approval if the Company wishes to pay a retirement benefit to a Director. Generally, under the Corporations Act, shareholder approval is required if the retirement benefit will exceed the remuneration received in the last 12 months multiplied by the years in office (capped at 7 years).

RESOLUTION 6: WOULD LEAD TO IMMEDIATE LOSS OF DIRECTORS

Item 6 seeks to limit the number of directorships a Director of BlueScope Steel may hold on the boards of other listed companies. If this resolution is passed, Mr Kraehe and Mr McCann (and, possibly, Mr McNeilly depending on the interpretation of some anomalies in the wording of Resolution 6) would vacate their positions as Directors of BlueScope Steel (by operation of the proposed resolution in item 6) effective at the end of the 2004 Annual General Meeting. The second paragraph in item 6 would prohibit a person who holds directorships of other listed companies exceeding the limit specified in the proposed resolution from becoming a Director of BlueScope Steel. This would substantially reduce the pool of qualified candidates eligible to become Directors of the Company.

The Board regularly carries out a number of internal and external review processes to monitor the effectiveness of the Board as a whole and individual Directors. These processes enable the Board to identify and address performance issues, including any related to workload attributable to other board positions. As a result, the Board is satisfied that all Directors are meeting the demands of their roles with BlueScope Steel alongside their board commitments to other organisations.

RESOLUTIONS 7 AND 8: UNWORKABLE AND COULD LEAD TO A REDUCTION IN EXECUTIVE TALENT

Items 7 and 8 seek to limit the maximum remuneration payable to the Managing Director and CEO, an Executive Director, a Company executive or any other employee. If passed, remuneration for all employees of the Company could not exceed "20 times the average remuneration of all other employees of the Company", unless approved by shareholders. As drafted, these resolutions raise a number of difficulties of interpretation that, in practice, would mean that the Company would have difficulties actually calculating the average remuneration of all other employees. For example, it is unclear from the wording of the resolution whether the remuneration is to be measured annually or how part-time employees or contractors should be treated. In addition, a large number of employees are located in countries where overall wage levels are much lower than Australia.

BlueScope Steel's remuneration policy is directed at underpinning a high performance organisation. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, BlueScope Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables BlueScope Steel to compete for executive talent by providing competitive remuneration.

Significantly, this resolution would make it difficult for the Company to attract, motivate and retain high quality executives. Restricting its ability to negotiate and agree executive salaries without shareholder approval would mean that the Company would be at a serious disadvantage in relation to other companies. It is the view of Directors that an important contributing factor to the current success of the Company is that it has excellent management who are rewarded with an appropriate mix of fixed and at risk remuneration.

DIRECTORS' RECOMMENDATION

The Directors of BlueScope Steel do not believe that the resolutions proposed in items 4 to 8 are in the best interests of BlueScope Steel and shareholders. These resolutions will only be passed if at least 75% of the votes cast by shareholders are in favour of them. Your Directors strongly oppose the resolutions and urge you to vote against them.

COPIES OF THE COMPANY'S CONSTITUTION

Copies of the Company's Constitution can be obtained by contacting the **Company's Share Registry on 1300 855 998 between 8.30am and 5.30pm weekdays.**

VENUE LOCATION



Spring St
O'Connell St
Bligh St
Hunter St
Wynard Station
GEORGE ST
PITT ST
CASTLEREAGH ST
ELIZABETH ST
CLARENCE ST
YORK ST
MARTIN PLACE
Barrack St
THE WESTIN SYDNEY
KING ST
P

BlueScope Steel Limited
Annual General Meeting
The Westin, 1 Martin Place, Sydney, New South Wales
Tuesday, 19 October 2004 at 2.00pm (Sydney time).

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

SEC File
No. 82-34676

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited	
ABN 16 000 011 058	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Yam Pin
Date of last notice	26 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 August 2004
No. of securities held prior to change	1,168
Class	Fully paid ordinary shares
Number acquired	10,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$78,000
No. of securities held after change	11,168

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

SEC File No. 82-34676

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Diane Jennifer Grady
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	30,432
Class	Fully paid ordinary shares
Number acquired	3,083
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	24,201.55
No. of securities held after change	33,515

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

SEC File
No. 82-34676

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John Kraehe
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	104,913
Class	Fully paid ordinary shares
Number acquired	2,662
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	20,896.70
No. of securities held after change	107,575

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

SEC File No. 82-34676

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harry Kevin McCann
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	20,131
Class	Fully paid ordinary shares
Number acquired	998
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	7,834.30
No. of securities held after change	21,129

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

SEC File
No. 82-34676

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John Rizzo
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	22,657
Class	Fully paid ordinary shares
Number acquired	1,096
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	8,603.60
No. of securities held after change	23,753

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

SEC File
No. 82-34676

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	512,239
Class	Fully paid ordinary shares
Number acquired	1,311
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	10,291.35
No. of securities held after change	513,550

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

SEC File
No. 82-34676

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Yam Pin
Date of last notice	2 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2004
No. of securities held prior to change	131
Class	Fully paid ordinary shares
Number acquired	1,037
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	8,140.45
No. of securities held after change	1,168

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Non-executive Directors' share plan (on-market trade)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

SEC File
No. 82-3467(

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BlueScope Steel Limited**	
ABN **16 000 011 058**	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Crabb
Date of last notice	2 March 2004
Date that director ceased to be director	28 July 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
41,572 Fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 - Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

RECEIVED
2004 OCT -8 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BlueScope Steel Limited	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	732,320,847
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management purposes, including the purchase of approximately the number of shares to be issued upon the exercise of share rights and options held by executives and the shares to be issued under the Employee Share Plan 2004 Award.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	No

On-market buy-back

9	Name of broker who will act on the company's behalf	ABN AMRO Equities Australia Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	18,400,000
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	By 2 September 2005
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 August 2004
(~~Director~~/Company secretary)

Print name: Lisa M Nicholson

== == == == ==

+ See chapter 19 for defined terms.

SEC File
No. 82-34676

ASIC registered agent number	
lodging party or agent name	BlueScope Steel Limited
office, level, building name or PO Box no	Level 11 BlueScope Steel Centre
street number & name	120 Collins Street
suburb/city	Melbourne state/territory Vic postcode 3000
telephone	03 9666 4000
facsimile	03 9666 4113
DX number	suburb/city
Ref	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **281**

Notice of
intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name	BlueScope Steel Limited
A.C.N.	000 011 058

Type of share buy-back *tick the appropriate box*	**Buy back details** *fill in details for the type of buy back selected*	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☑ **On market** within 10/12 limit	period of buy back 03/09/2004 to 02/09/2005	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s.257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s.257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked (A) are true copies.

print name Lisa M Nicholson capacity Secretary

sign here [signature] date 19/08/2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include
- The time actually spent reading the instructions, working on the question and obtaining the information.
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy-back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

Media Release

Release Time: IMMEDIATE
Date: 19 August 2004

BLUESCOPE STEEL DELIVERS RECORD ANNUAL RESULT

BlueScope Steel Limited (ASX: BSL), Australia's leading steel company, today announced a record result with net profit after tax (NPAT) for the year to 30 June 2004 of $584 million. The result was 29% or $132 million higher than the FY2003 NPAT of $452 million.

Directors declared a final ordinary dividend for FY2004 of 18 cents per share and a special dividend of 10 cents per share both fully franked. Total dividends payable for FY2004 of 40 cents per share constitute an increase of 11 cents per share, or 38% over FY2003.

Highlights for the year included:

- Record net profit after tax (NPAT) of $584 million, up 29%;
- Earnings per share (EPS) growth of 36% to 77.8 cents;
- Strong earnings before interest and tax (EBIT) contributions from all business segments;
- Significantly higher earnings from North Star BlueScope Steel in the second half;
- A number of annual production records including slab and hot rolled coil at the Port Kembla Steelworks;
- Strong demand for the Company's products, increased prices and improved product mix, partly offset by higher raw material prices;
- Commitment to a number of growth initiatives, representing a total capital outlay of approximately A$1 billion, principally the new China coating and painting facility, new Vietnam coating and painting facility, second Thailand coating line, Butler acquisition, West Sydney Colorbond® Centre, and Hot Strip Mill expansion at Port Kembla Steelworks.

In commenting on the annual results, Mr Kirby Adams, the Managing Director and Chief Executive Officer of BlueScope Steel, said:

"For the second consecutive year, our Company has achieved strong financial results. Since our public listing in July 2002 shareholders have experienced the best Total Shareholder Return of any company in the ASX Top 50.

"Nearly all 16,000 employees are shareholders thanks to decisions by our Board in 2003 and again in 2004 to offer shares (or equivalent) to employees with a total value of A$27 million in recognition of employees' contributions to our business success.

"BlueScope Steel employees have responded with vigour to one of the most dynamic global steel markets ever. By carefully managing price, product mix, costs and capital, we have lifted margins and improved asset utilisation, resulting in an after tax 18.5% return on invested capital.

"Our revenue base grew from a FY2003 base of $5.3 billion, with $503 million from additional volume and improved product mix and $382 million of improved price, offset by a $421 million reduction in the A$-denominated value of sales, due to the strengthening of the Australian dollar. The result was $5.77 billion in total revenue – an increase of 9% and a new record.

"Our second half performance was particularly strong with EBIT of $516 million compared to $302 million for the first half. This improved performance was made possible by higher pricing in the United States and other export markets for our slab and hot rolled coil (HRC) products. In contrast, prices within Australia and New Zealand during this period were restrained relative to global market trends, although further increases are expected in FY2005.

"Every reporting segment has contributed to BlueScope Steel's improved performance. The benefits of our product and geographic diversification are being realised. Our objective is to increase diversification and improve portfolio returns as our growth initiatives across China, Asia and North America gather momentum over the next 3 years."

Mr Adams continued, "our domestic and export markets continue to be strong. Steel slab and HRC demand continues to be high, with a tightening of markets globally. With increasing demand for steel worldwide, we believe steel prices will remain attractive at least through the first half of FY2005. China continues to play a pivotal role in global steel industry supply and demand, although the direct impact on our sales is currently less than 5%. We remain optimistic about economic prospects in China and Asia generally. The Company is this year experiencing higher raw material costs for iron ore, coking coal, and coating metals of aluminium, zinc and tin. During FY2005 we will also be subject to much higher rates on our marine freight.

"We are increasing our research and technology spending by 30% to $40 million this year to further advance our competitive edge. We are also choosing to increase our spending on repairs and maintenance by a further $40 million in FY2005 to ensure our increased production capacity and asset lives are protected and extended.

"Overall, we are experiencing a strong start for FY2005, however it is too early to be more definitive regarding the full year.

"We thank our shareholders for their support since public listing in July 2002. We hope we are meeting your expectations and that you share the enthusiasm of our employee-shareholders for the exciting new future we are creating as BlueScope Steel."

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

RECEIVED
2004 OCT -8 A 10:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC File
No. 82-34676

BlueScope Steel Limited
ABN 16 000 011 058

Directors' Report - 30 June 2004

Contents

Directors	G J Kraehe AO *Chairman*
	R J McNeilly *Deputy Chairman*
	K C Adams *Managing Director and Chief Executive Officer*
	D J Grady
	H K McCann
	P J Rizzo
	Y P Tan
	J Crabb resigned 28 July 2004
Secretary	M G Barron
Executive Leadership Team	Managing Director and Chief Executive Officer K C Adams
	President Australian Building and Manufacturing Markets N Cornish
	President Asian Building and Manufacturing Markets M Courtnall
	Executive Vice President Human Resources I Cummin (appointed 1 September 2003)
	President Market and Logistics Solutions K Fagg
	President Industrial Markets L Hockridge
	Chief Financial Officer B Kruger
Notice of Annual General Meeting	The annual general meeting of BlueScope Steel Limited
	Will be held at The Westin 1 Martin Place, Sydney
	Date 2 pm, 19 October 2004
Registered Office	Level 11, 120 Collins Street (BlueScope Steel Centre) Melbourne, Victoria 3000 (03) 9666 4000
Share Registrar	ASX Perpetual Registrars Limited Level 4, 333 Collins Street Melbourne, Victoria 3000 +61 3 9615 9130 or 1300 855 998

Auditor	Ernst & Young Chartered Accountants Level 33, 120 Collins Street Melbourne, Victoria 3000
Stock Exchange	BlueScope Steel Limited shares are quoted on the Australian Stock Exchange
Website Address	www.bluescopesteel.com

Directors' Report for the year ended 30 June 2004

The directors of BlueScope Steel Limited ("BlueScope Steel") present their report on the consolidated entity ("BlueScope Steel Group") consisting of BlueScope Steel Limited and its controlled entities for the financial year ended 30 June 2004.

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the BlueScope Steel Group, based principally in Australia, New Zealand, China, Asia and North America, were:

(a) Manufacture and distribution of flat steel products;

(b) Manufacture and distribution of metallic coated and painted steel products; and

(c) Manufacture and distribution of steel building products.

In addition, the BlueScope Steel Group extended its principal activities to include:

(d) Design and manufacture of pre-engineered steel buildings and building solutions through the acquisition of Butler Manufacturing Company.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant events occurred during the year:

a) On 17 November 2003, following shareholder approval, the company changed its name from BHP Steel Limited to BlueScope Steel Limited.

b) On 27 April 2004, the BlueScope Steel Group acquired Butler Manufacturing Company, a steel pre-engineered buildings and building components business with operations in North America and China. The acquisition cost $277 million (net of cash acquired) and is consistent with BlueScope Steel's long-term strategy to grow downstream branded products and building solutions.

c) The BlueScope Steel Group is progressing a range of growth initiatives aimed at expanding the manufacture and distribution of metallic coating and painted steel products. The following projects are progressing to schedule:

- Vietnam: the construction of a new metallic coating (capacity: 125,000 tonnes) and painting (capacity: 50,000 tonnes per annum) facility. The facility will cost approximately $160 million and is expected to commence operation in early calendar year 2006;
- Thailand: installing a second metallic coating line (capacity: 200,000 tonnes per annum) at the Map Ta Phut plant. The facility will cost approximately $80 million and is expected to commence operations mid calendar year 2005; and
- China: a new metallic coating (capacity: 250,000 tonnes per annum) and painting (capacity: 150,000 tonnes per annum) facility. The facility will cost approximately $280 million and is expected to commence operation in mid calendar year 2006.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The following matters or circumstances have arisen since 30 June 2004 that have significantly affected, or may significantly affect, the BlueScope Steel Group operations, results or state of affairs in future financial years.

(a) On 1 July 2004 BlueScope Steel Group completed a debut debt raising in the US private placement market totalling US$300 million with terms of 7 years (US$100 million) and 10 years (US$200 million).

(b) On 28 July 2004, the Board approved an investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla from 2.4 to 2.8 million tonnes per annum. The upgrade is expected to be completed in the first quarter of financial year 2006/2007.

DIVIDENDS

BlueScope Steel paid a fully franked interim dividend of 12 cents per share in March 2004 to its shareholders. On 19 August 2004, it was announced that the directors have declared a final fully franked dividend of 18 cents per share, which is to be paid on 18 October 2004 (record date 5 October 2004) to shareholders. The Directors have also declared a fully franked special dividend of 10 cents also payable on 18 October 2004.

REVIEW AND RESULTS OF OPERATIONS

	Segment revenues 2003 $m	Segment revenues 2004 $m	Segment results 2003 $m	Segment results 2004 $m
Sales Revenue				
Hot Rolled Products	2,625.5	2,731.5	471.2	565.1
New Zealand Steel	548.6	560.2	44.4	58.5
Coated and Building Products Australia	2,728.3	2,883.5	118.5	196.7
Coated and Building Products Asia	568.6	689.1	84.0	100.2
Coated and Building Products North America	-	191.5	-	(8.8)
Corporate and Group	715.9	669.0	(101.8)	(61.7)
Intersegment eliminations	(1,914.8)	(1,986.7)	(5.2)	(32.1)
Other Revenue	30.0	31.5		
Operating Revenue/EBIT	5,302.1	5,769.6	611.1	817.9
Net unallocated expenses			(17.5)	(14.5)
Profit from ordinary activities before income tax			593.6	803.4
Income tax expense			(120.9)	(201.6)
Profit from ordinary activities after income tax expense			472.7	601.8
Net profit attributable to outside equity interest			(21.0)	(17.7)
Net profit attributable to members of BlueScope Steel			451.7	584.1
Earning per Share (cents)			57.1	77.8

The BlueScope Steel Group has achieved strong financial results for the second consecutive year, delivering a net profit of $584.1 million and earnings per share of 77.8 cents.

The company's revenue increased $467.5 million to $5,769.6 million, primarily due to additional despatch volumes and product mix, and improved price being partly offset by a reduction in the A$-denominated value of sales, due to the strengthening of the Australian dollar.

Net profit after tax increased $132.4 million to $584.1 million. This improvement was due primarily to higher international and domestic steel prices, and higher product despatches. These were partly offset by higher raw material and operating costs, and the net impact of a higher AUD/USD on US$ denominated revenues and costs.

Every reporting segment contributed to BlueScope Steel Group's improved performance. Earnings contributions of the Hot Rolled Products segment increased as a result of stronger hot rolled coil and slab pricing and product despatching. However, higher hot rolled coil and slab feed costs in the second half of the year compressed margins in our downstream Australian Coated and Building segment which otherwise delivered a very positive year on year result. There was a marked improvement in the New Zealand Steel business with the New Zealand domestic market remaining strong. In Asia, BlueScope Steel continues to grow with sales revenue from this segment increasing 21% to $689 million and EBIT of $100 million for the first time.

Butler Manufacturing Company, the world's premier manufacturer of pre-engineered buildings, was acquired in April 2004 bringing a new suite of building and construction products to our Company in China and North America.

The Company commenced a number of growth initiatives, principally a new China coating and painting facility, new Vietnam coating and painting facility and a second Thailand coating line.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During financial year 2004/05, the Company will continue to work on improving those factors within its control.

The Company's domestic and export markets continue to be strong. Steel slab and hot rolled coil demand continues to be high, with a tightening of markets globally. With increasing demand for steel worldwide, the company expects steel prices will remain attractive through the first half of financial year 2004/05. China continues to play a pivotal role in global steel industry supply and demand although the direct impact on our sales is currently less that 5%. The Company remains optimistic about the economic prospects in China and Asia generally.

The Company will experience significantly higher raw material costs for iron ore, coking coal, energy and coating metals of aluminium, zinc and tin during financial year 2004/05, together with higher rates on marine freight.

The Company is increasing its research and technology spending by 30% to $40 million in financial year 2004/05 to further advance its competitive edge and increasing its spending on repairs and maintenance by a further $40 million to ensure its increased production capacity and asset lives are protected and extended.

The continued focus on monetary policy as well as elections in both the US and Australia will also add to uncertainty for these economies and exchange rates.

Overall, the Company is experiencing a strong start to financial year 2004/05, however, it is too early to be more definitive regarding the Company's full year results.

INFORMATION ON DIRECTORS

The following were directors for the year: Graham John Kraehe, AO (Chairman), Ronald John McNeilly (Deputy Chairman), Kirby Clarke Adams (Managing Director and Chief Executive Officer), John Crabb, Diane Jennifer Grady, Harry Kevin (Kevin) McCann, Paul John Rizzo and Tan Yam Pin.

Particulars of the skills, experience, expertise and special responsibilities of the Directors are set out on pages 30-31 and form part of this report. Mr Crabb resigned as a Director of BlueScope Steel on 28 July 2004.

INFORMATION ON COMPANY SECRETARIES

Michael Barron Chief Legal Officer and Company Secretary, BEc, LLB, ACIS

Michael Barron joined BlueScope Steel in 2002. He is responsible for the legal affairs of BlueScope Steel and for Company Secretarial matters. Prior to joining BlueScope Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas. His responsibilities at Orica Limited included membership of the executive team and management of the company secretarial, corporate affairs and internal audit functions.

Lisa Nicholson, B.Sc., LLB, Grad.Dip.CSP
Lisa Nicholson joined BlueScope Steel in May 2004. She is responsible for company secretarial matters for BlueScope Steel and its subsidiaries. Prior to joining BlueScope Steel Limited, Ms Nicholson worked in the company secretariat department of Coles Myer Ltd for 3 years with responsibility for compliance reporting, director related parties and company policies. She has also worked as a corporate lawyer for companies such as Lend Lease Employer Systems Ltd and DaimlerChrysler Australia/Pacific Pty Ltd.

Laurence Mandie, B.Sc. (Hons), LLB (Hons)

Laurence Mandie joined BlueScope Steel in 2002. He is responsible for the legal affairs of the Market & Logistics Solutions businesses, and corporate functions such as finance and IT, as well as being a company secretary for the group. Mr Mandie joined BlueScope Steel from Freehills, a national law firm, where he had worked in the Mergers & Acquisitions group and as Acting General Counsel and Company Secretary of Pasminco Limited.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS OF BLUESCOPE STEEL LIMITED

Director	Ordinary shares	Share rights
G J Kraehe	104,190	0
K C Adams *	902,212	1,448,800
J Crabb	41,572	0
D J Grady	30,432	0
H K McCann	20,131	0
R J McNeilly	512,239	0
P Rizzo	22,657	0
Y P Tan	131	0

* Kirby Adams' current holding of BlueScope Steel Limited Ordinary shares has no connection with any BlueScope Steel Limited executive remuneration program and such shares have been acquired with his own funds.

MEETINGS OF DIRECTORS

The attendance of the current directors at Board and Board Committee meetings from 1 July 2003 to 30 June 2004 is as follows:

	BOARD MEETINGS		COMMITTEE MEETINGS							
			Audit and Risk		Remuneration and Organisation Committee		Health, Safety & Environment		Nomination	
	A	B	A	B	A	B	A	B	A	B
G J Kraehe	12	12	*	*	6	6	5	5	2	2
K C Adams	12	12	*	*	*	*	5	5	*	*
J Crabb	12	12	*	*	*	*	5	5	2	2
D J Grady	12	12	*	*	6	6	5	5	2	2
H K McCann	12	12	7	6	*	*	5	5	2	2
R J McNeilly	12	12	7	7	6	6	5	5	2	2
P Rizzo	12	12	7	7	*	*	5	5	2	2
Y P Tan	12	12	*	*	1(1)	1	5	5	2	2

(1) Mr Tan was appointed to the Remuneration and Organisation Committee at the Board meeting on 17 May 2004, which was prior to the Committee meeting on the same day.

All directors have held office for the entire 2003/04 financial year. Mr Crabb resigned as a director of BlueScope Steel on 28 July 2004.

A = number of meetings held during the period 1 July 2003 to 30 June 2004 during the time the Director was a member of the Board or the Committee as the case may be.

B = number of meetings attended by the director from 1 July 2003 to 30 June 2004 while the director was a member of the Board or the Committee as the case may be.
* = not a member of the relevant Committee, however directors who are not members of the relevant Committee often attend meetings.

The non-executive directors met once, during the 2003/04 financial year without the presence of management.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. The Board has determined to review non-executive directors' fees and payments annually. The Board has sought the advice of an expert external remuneration consultant to ensure non-executive directors' fees and payments reflect their duties and are in line with the market. The Chairman's fees are determined independently to the fees of other non-executive directors, based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive Directors do not receive share rights. Non-executive Directors are expected to accumulate over time a shareholding in the Company at least

equivalent in value to their annual remuneration. Non-executive Directors are required to salary sacrifice a minimum of 10% of their remuneration each year to purchase BlueScope Steel shares (instead of cash fees), which are acquired on-market. Shareholders approved this arrangement at the Annual General Meeting in November 2003, and non-executive directors commenced participation in this arrangement in January 2004.

The current remuneration of non-executive directors was last reviewed with effect from 1 January 2004. The Chairman and Deputy Chairman's remuneration is inclusive of Board Committee fees. Other non-executive directors who chair a Board Committee receive additional yearly fees and members of the Audit and Risk Committee also receive an additional yearly fee. Mr Tan (a resident of Singapore) receives a travel and representation allowance recognising his involvement in representing the Board in activities with BlueScope Steel's Asian business and the significant travel requirement imposed in respect of attendance at meetings.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum fee pool limit currently stands at $1,750,000 per annum (inclusive of superannuation).

Compulsory superannuation contributions on behalf of each director are paid in addition to the fees. Non-executive directors do not receive any other retirement benefits.

Details of the remuneration for the year ended 30 June 2004 for each non-executive director of BlueScope Steel is set out in the following table.

Name	Base Fee $	Committee Fee / Allowance $	Non-monetary benefits $	Superannuation $	Total $
GJ Kraehe	331,712	-	7,227	19,070	358,009
RJ McNeilly	167,365	-	-	12,286	179,651
J Crabb	116,058	12,827	-	10,832	139,717
DJ Grady	116,058	15,269	-	10,832	142,159
HK McCann	116,058	7,327	-	10,347	133,732
PJ Rizzo	127,742	20,154	-	-	147,896
Tan YP	121,827	9,769	-	10,842	142,438

SENIOR EXECUTIVES' REMUNERATION

BlueScope Steel's remuneration policy is directed at underpinning a high performance organisation. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, BlueScope Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables BlueScope Steel to:

- Compete for executive talent by providing competitive remuneration; and
- Maintain an appropriate "at risk mix" in total remuneration to ensure BlueScope Steel delivers superior performance and grows shareholder value.

The Company complies with the legal requirements applicable to shareholder approval for participation in equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to its executive director.

The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

Base salary

Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans

The Short-Term Incentive Plan is an annual "at risk" cash bonus scheme. Goals are established for each participant under the following categories:

- Shareholder Value Delivery - financial performance measures are used including Net Profit After Tax, Cash Flow, and Earnings Before Interest and Tax.
- Zero Harm - safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- Business Excellence - performance measures for the financial year ending 30 June 2004 were focused on delivery performance, days of inventory and the cost of poor quality product.
- Strategy - implementation of specific initiatives.

Executives have a weighting of 60% of their bonus on the Shareholder Value measures.

For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

The Long-Term Incentive Plan is an award of share rights to eligible executives. Eligibility, performance hurdles and quantity of share rights awarded is at the discretion of the Board. This decision is made annually taking into account the annual business performance results. No financial assistance is provided to executives in respect of any tax liability or costs arising from the exercising of Share Rights.

Executives are expected to accumulate over time a shareholding in the Company. For senior executives this shareholding is expected to be at least equivalent in value to their annual base salary.

Post-retirement benefits

BlueScope Steel operates superannuation funds in Australia, New Zealand and North America for its employees. In these locations there are a combination of defined benefit and accumulation type plans.

Contributions are also made to other international superannuation plans for employees outside of Australia, New Zealand and North America.

Other benefits

Additionally, executives are eligible to participate in an annual health assessment program designed to ensure that executives have their health status reviewed on a regular basis.

Details of senior executives' (including executive director's) remuneration

The following information represents the annual salary for the year ended 30 June 2004 for the top six executives and the Managing Director and CEO.

	Primary				Post-employment	Equity	
Name	Cash Salary and Fees $	At Risk Cash Bonus (2) $	Non-monetary benefits $	**Sub total** $	Super-annuation $	Share Rights (1) $	**Total** $
Executive Director							
KC Adams – Managing Director and CEO (3)	1,391,346	1,990,000	7,227	3,388,573	204,528	815,218	4,408,319
Executives							
LE Hockridge – President Industrial Markets	612,500	560,000	17,325	1,189,825	90,038	320,806	1,600,669
KJ Fagg – President Market and Logistics Solutions	525,385	370,000	1,554	896,939	73,608	282,882	1,253,429
BG Kruger – Chief Financial Officer	494,338	430,000	7,794	932,132	71,578	247,623	1,251,333
NH Cornish – President Australian Building and Manufacturing Markets	456,153	330,000	37,535	823,688	66,546	242,733	1,132,967
M Courtnall – President Asian Building and Manufacturing Markets	405,095	320,000	13,040	738,135	59,040	199,569	996,744
IR Cummin – Executive Vice President Human Resources *(from 1/9/03)*	322,500	320,000	-	642,500	45,000	71,256	758,756

(1) Valuation of equity remuneration in the form of share rights granted, excludes the effect of tenure risk. For each award, total fair value is pro-rated over the award period, from grant date to expected vesting date.

(2) Refer to page 9 for details of the at risk cash bonus (Short-Term Incentive Plan). Amounts reflect the estimated annual cash bonus for the 12 months to 30 June 2004 based on actual performance. Actual annual cash bonus amounts will be paid in September 2004.

(3) Mr Adams has elected to take his short term incentive payment in the form of shares in the Company, under the Share Purchase Plan approved by Shareholders on 12 November 2003.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER - OUTLINE OF EMPLOYMENT CONTRACT

Outlined below are the key terms and conditions of employment contained within the employment contract for Kirby Adams, the Managing Director and Chief Executive Officer.

Kirby Adams' employment contract, commenced on 1 July 2002. He receives an annual base pay of $1,350,000. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short-Term Incentive Plan and, subject to shareholder approval, Long-Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base pay, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long-Term Incentive Plan, and any other payments which he is eligible for under the Short-Term Incentive Plan. The company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short-

Term Incentive Plan and Long-Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base pay which has accrued but not been paid up to the date of termination plus any vested Long-Term Incentive Plan awards.

SHARE RIGHTS GRANTED TO EXECUTIVE DIRECTORS AND THE MOST HIGHLY REMUNERATED OFFICERS

The Company has implemented performance-based executive plans incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated executives were awarded share rights in BlueScope Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long-Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible for an award under the BHP Billiton Limited's Long-Term Incentive Plans in October 2001, and the first performance period under the BlueScope Steel Long-term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans. A Share Right is a right to acquire an ordinary share in BlueScope Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period

Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The Board will determine whether there will be a second performance period. If such a determination is made, the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - < 80th percentile	90%	50%
60th - < 70th percentile	70%	50%
50th - < 60th percentile	50%	50%
< 50th percentile	50% of Share Rights awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested Share Rights will lapse immediately.

Exercise Price

The share rights awarded in July 2002 comprised both nil priced and market priced share rights. The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BlueScope Steel Limited shares sold under the sale facility at the time of the demerger from BHP Billiton and BlueScope Steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received Share Rights with a nil exercise price.

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at Grant Date	105	12
Number of Current Participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date[1]	$5,734,000	$3,276,351
Share Rights Lapsed since Grant Date	976,170	194,900

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $4.2 million for the 2004 (2003: $3.8 million) financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights over ordinary shares in BlueScope Steel Limited. These Share Rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - < 80th percentile	90%
60th - < 70th percentile	70%
51st - < 60th percentile	50%
< 51st percentile	None - all unvested Share Rights will lapse immediately

Exercise Price

The exercise price for all Share Rights in the September award is Nil.

Restriction on Sale of Shares

The executive cannot sell the shares acquired under this award prior to 30 September 2007. Furthermore, any executive who resigns during the two-year holding period forfeits any shares acquired under this award.

Details of the September 2002 Award

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at Grant Date	118
Number of current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$4,552,198
Share Rights Lapsed since Grant Date	191,600

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.5 million for the 2004 (2003: $1.1 million) financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

(c) September 2003 Plan

Executives were awarded Share Rights over ordinary shares in BlueScope Steel Limited. These Share Rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2003 and ends on 30 September 2006.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
75th - 100th percentile	100%
51st - < 75th percentile	A minimum of 52% plus a further 2% for each percentage ranking. Any unvested SRs will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All SRs will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1 October 2003 and end on 31 March 2007, 30 September 2007, 31 March 2008 and 30 September 2008 respectively.

Exercise Price

The exercise price for all Share Rights in the September 2003 award is Nil.

Details of the September 2003 Award

	Nil Priced Share Rights
Grant Date	24 October 2003 (All executives excluding MD & CEO) 13 November 2003 (MD & CEO)
Exercise Date	From 1 October 2006
Expiry Date	30 September 2008
Share Rights Granted	2,511,600
Number of Participants at Grant Date	144
Number of current Participants	143
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$6,887,769
Share Rights Lapsed since Grant Date	24,800

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.6 million for the 2004 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share rights granted to directors and the top six senior executives during the financial year ended 30 June 2004 were as follows:

Name	Number	Total Fair Value[1] Granted	Exercise price per share
		$	$
Directors			
K C Adams	273,300	860,895	Nil
Executives			
L E Hockridge	97,100	313,633	Nil
K Fagg	82,600	266,798	Nil
B G Kruger	77,700	250.971	Nil
N Cornish	71,200	229,976	Nil
M Courtnall	64,000	208,981	Nil
I Cummin	94,700	305,881	Nil

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

ENVIRONMENTAL REGULATION

The Company's values document, Our Bond and Health, Safety, Environment and Community ("HSEC") Policy sets out the philosophy of the BlueScope Steel Group with respect to the environment. The Company seeks to continuously improve its performance by reducing and preventing pollution and taking account of changing community expectations and evolving scientific knowledge. A copy of Our Bond is available on BlueScope Steel's - website www.bluescopesteel.com.

The BlueScope Steel Group has continued to focus on ensuring its systems are robust and that environmental responsibilities are managed. The international standard of ISO 14001 provides a framework for the company's environmental management system. By 31 December 2003 all then existing BlueScope Steel Group sites had attained certification to this standard. On 2 July 2004, an external audit of the environmental management system at the Port Kembla Steelworks located in New South Wales, Australia confirmed compliance with ISO 14001. Acquisitions over the second half of the financial year have resulted in new sites coming into the company. The BlueScope Steel Group also has underway construction activities at a number of greenfield and brownfield sites. The Company intends that its environmental management system will be implemented at these sites.

The Company notified relevant authorities of 76 breaches of environmental regulations occurring in the Company's operations in Australia during the reporting period. During the financial year, the Company

was fined $70,500 under the *Protection of the Environment Operations Act 1997* (NSW) ("PEO Act") over an incident at the Port Kembla Steelworks in October 2001, that caused contamination of Allans Creek, a fish kill and air emissions.

The Company was prosecuted by the NSW Department of Environment and Conservation in relation to one Tier 2 offence under the PEO Act for failure to maintain equipment following emissions to air arising from a loss of power to the Port Kembla Steelworks in March 2003. A fine of $70,000 was received in respect of that prosecution after the close of the financial year.

The Port Kembla Steelworks has entered into voluntary agreements with the NSW Environment Protection Authority to investigate possible land contamination of two areas within its site, the No.2 Steelworks and the recycling area. The investigations have not revealed any immediate concerns however they have indicated areas that need to be investigated further.

BlueScope Steel periodically publishes reports concerning its environmental performance and proposes to issue a 2004 Health, Safety, Environment and Community Report prior to the end of the 2004 calendar year. The report will provide further details on the Company's environmental performance.

INDEMNIFICATION AND INSURANCE OF OFFICERS

BlueScope Steel has entered into directors' and officers' insurance policies and paid an insurance premium in respect of the insurance policies, to the extent permitted by the Corporations Act 2001. The insurance policies cover former directors of BlueScope Steel along with the current directors of BlueScope Steel (listed on page 2). Executive officers and employees of BlueScope Steel and its related bodies corporate are also covered.

In accordance with Rule 21 of its Constitution, BlueScope Steel, to the maximum extent permitted by law, must indemnify any current or former director or secretary of BlueScope Steel or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such a director or secretary by a person, including a liability incurred as a result of appointment or nomination by BlueScope Steel or subsidiary as a trustee or as a director, officer or employee of another corporation.

The current directors of BlueScope Steel have each entered into an Access, Insurance and Indemnity Deed with BlueScope Steel. The Deed addresses the matters set out in Rule 21 of the Constitution and includes, among other things, provisions requiring BlueScope Steel to indemnify a director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a director while they are in office and seven years after ceasing to be a director.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

In respect of executive officers, under rule 21 of the Company's Constitution the Company, to the maximum extent permitted by law, may indemnify current or former executive officers of the Company or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such an executive officer to a person, including a liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee, or as a director, officer or employee of another corporation.

Under the terms of the agreement for the acquisition of Butler Manufacturing Company, the Company undertook to assume Butler Manufacturing's commitments to indemnify, and maintain insurance in respect of, former directors and officers of Butler Manufacturing against liabilities incurred by them as directors and officers, to the extent permitted by Delaware law.

PROCEEDINGS ON BEHALF OF BLUESCOPE STEEL

As at the date of this report, there are no leave applications or proceedings brought on behalf of BlueScope Steel under section 237 of the Corporations Act 2001.

ROUNDING OF AMOUNTS

BlueScope Steel is a company of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

AUDITOR

Ernst & Young was appointed as auditor for BlueScope Steel at the 2002 Annual General Meeting.

This report is made in accordance with a resolution of the directors.

G J KRAEHE AO
Chairman

K C ADAMS
Managing Director and CEO

Melbourne

18 August 2004

2004 CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

The Board operates in accordance with a set of corporate governance policies which take into account relevant best practice recommendations including the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX CGC Recommendations"). The Board considers that BlueScope Steel complies with the requirements in the ASX CGC Recommendations.

For ease of reference, the table below notes those ASX CGC Recommendations that deal with information to be disclosed in the Corporate Governance Statement and indicates where they can be found in this report.

DISCLOSURE REQUIRED BY THE ASX CGC RECOMMENDATIONS	REFERENCE
Functions reserved to the Board and those delegated to management (page 18)	See Role of the Board on page 18
Skills experience and expertise relevant to the position of Director	See Information on Directors on page 30
Names of Directors considered by the Board to constitute independent Directors and BlueScope Steel's relevant thresholds	See Independent Non-Executive Directors on page 20
Procedure for independent professional advice	See Access to information and independent advice on page 19
Directors' terms of office	See Information on Directors on page 30
Names of the Nomination Committee members and attendance	See Nomination Committee and Meetings of Directors on page 27 and 22
Composition of Board Chairperson and role of Chairman and Managing Director and Chief Executive Officer	See Role and Composition of the Board on page 18 and 19
Code of conduct for Directors and executives	See Guide to Business Conduct on page 29
Securities Trading Policy	See Share ownership and dealing on page 28
Audit and Risk Committee members and their qualifications	See Audit and Risk Committee on page 24
Audit and Risk Committee meetings and attendance	See Meetings of Directors on page 22
Financial statements sign-off and structure of Audit and Risk Committee	See Audit and Risk Committee on page 24
Procedures for ASX disclosure requirements	See Shareholders on page 18
Shareholder communications strategy	See BlueScope Steel's website www.bluescopesteel.com
Attendance of external auditor	See the External audit on page 28
Risk oversight committee	See Audit and Risk Committee on page 24
Risk management and internal controls	See Internal audit on page 25
Performance evaluation	See Performance evaluation on page 23
Company's remuneration policies and disclosure	See Directors' remuneration and Non-Executive Directors' remuneration on page 22
Remuneration and Organisation Committee members and attendance	See Remuneration and Organisation Committee and Meetings of Directors on page 26 and 22
Retirement benefits for Non-Executive Directors	See Directors' remuneration on page 22
Company code of conduct	See Guide to Business Conduct on page 29

BlueScope Steel is a global organisation, with businesses operating in many countries, including Australia, New Zealand, the United States, China and throughout Asia. Entities within the BlueScope Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on the governance of BlueScope Steel and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

- the generation of rewards for shareholders who invest their capital;

- the supply of goods and services of value to the BlueScope Steel's global customers; and
- the provision of safe and meaningful employment for employees in a way which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of the Company's governance framework, which were established, and are continually reviewed, by the Board.

Summaries of the policies and charters (and a copy of the Audit and Risk Committee charter) referred to in this Corporate Governance Statement are available on BlueScope Steel's website www.bluescopesteel.com

SHAREHOLDERS

A fundamental role in the governance of BlueScope Steel is performed by shareholders who elect the Board. In accordance with BlueScope Steel's Constitution, one-third of the Directors must retire each year by rotation and are subject to re-election.

The Board's task is to govern on behalf of all shareholders. The Board recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner. BlueScope Steel's arrangements for communicating with its shareholders are summarised on BlueScope Steel's website www.bluescopesteel.com. Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in BlueScope Steel's shares.

BlueScope Steel is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange, which are supplemented by Australian corporations legislation. Subject to some limited exceptions, under the continuous disclosure requirements, BlueScope Steel must immediately notify the market, through the Australian Stock Exchange of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- Communicating with all shareholders in annual reports and financial statements, releases of results to the Australian Stock Exchange each half year and at BlueScope Steel's Annual General Meeting;
- Releasing price sensitive announcements and other relevant significant announcements directly to the market via the Australian Stock Exchange. Copies of these announcements are immediately placed on BlueScope Steel's website www.bluescopesteel.com;
- Conducting briefings with analysts and institutions from time to time - in doing so, BlueScope Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the Australian Stock Exchange and the Australian Securities and Investments Commission; and
- Providing information on BlueScope Steel's website, which contains extensive information about the BlueScope Steel Group and its activities, including statutory reports and investor information.

BlueScope Steel has a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, Company Secretary, the Vice-President, Investor Relations and the Executive Vice-President, Corporate Affairs, to monitor and assess all significant information which may require disclosure. The Company Secretary is responsible for providing announcements to the Australian Stock Exchange. A summary of BlueScope Steel's Continuous Disclosure Policy is available on BlueScope Steel's website www.bluescopesteel.com.

THE BOARD OF DIRECTORS

ROLE OF THE BOARD

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BlueScope Steel Group.

The Board has developed and adopted a Charter that sets out:

- Its specific powers and responsibilities;
- The matters specifically reserved to the Board and those delegated to the Managing Director and Chief Executive Officer; and

- Procedures aimed at ensuring the effective operation of the Board.

Matters reserved to the Board include those relating to:

- (Values and standards) setting the Company's values and standards of conduct and monitoring adherence to these standards, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- (Leadership) providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- (Direction and objectives) setting the Company's direction, strategies and financial objectives and being satisfied that the necessary financial and human resources are in place for the Company to meet its objectives;
- (Performance assessment) ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- (Compliance) monitoring compliance with regulatory and ethical standards; and
- (Appointing Managing Director) appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

A summary of the Board Charter is available at BlueScope Steel's website www.bluescopesteel.com

The Board has delegated responsibility for the day-to-day operation and administration of the BlueScope Steel Group to the Managing Director and Chief Executive Officer, Mr Kirby Adams. The Executive Leadership Team assists the Managing Director and Chief Executive Officer in the day-to-day management of the business. The levels of authority for management are documented in detail in a Delegation of Authority Policy established under the Board Charter.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The roles of the Chairman, and the Managing Director and Chief Executive Officer are separate.

During the financial year the Board reviewed the operation of the delegations to the Managing Director and Chief Executive Officer under the Board Charter and the Delegation of Authority Policy and made some modifications to improve the operation of the policy and increased the authority of the Managing Director and Chief Executive Officer for the conduct of certain transactions.

The Board has approved a risk management programme that is being adopted progressively throughout BlueScope Steel. The programme involves identification and assessment of significant risks and rating of the effectiveness of associated controls. Mitigation strategies are developed and implemented. Periodic reports are made to the Board on progress with this work and the Audit and Risk Committee reviews selected detailed business risk reports.

Access to information and independent advice

Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BlueScope Steel Group.

The Board (as well as Board Committees and individual Directors) may also obtain independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of BlueScope Steel's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board

For the 2003/04 financial year, the Board comprised eight Directors, including seven independent Non-Executive Directors and one Executive Director (the Managing Director and Chief Executive Officer). Since 28 July 2004, with the resignation of John Crabb, there are six Non-Executive Directors.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise which, in aggregate, combine to form a Board which is equipped to discharge its responsibilities. For the Directors' biographies, their term of office and information about their skills, experience and qualifications relevant to their position please refer to page 30.

BlueScope Steel's Constitution and the Listing Rules of the Australian Stock Exchange require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of BlueScope Steel. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire, and are eligible to be re-elected by the shareholders at each Annual General Meeting. The Managing Director and Chief Executive Officer serves as a Director until he ceases to be the Chief Executive Officer. At the 2004 Annual General Meeting, Ron McNeilly and Diane Grady will stand for re-election.

Where the Board appoints a person as a Director (rather than the shareholders), that person must resign at the Annual General Meeting following their appointment and seek approval of shareholders to continue as a Director.

Independent Non-Executive Directors

The Board, excluding the Director in question, assesses the independence of each Non-Executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective Non-Executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to BlueScope Steel in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of BlueScope Steel's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a Non-Executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence.

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- Making decisions on matters that regularly come before the Board or its committees;
- Objectively assessing information and advice given, or obtained, by management;
- Setting policy for general application across the BlueScope Steel group of companies; and
- Generally, carrying out the performance of his or her role as a Director, or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of BlueScope Steel. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX CGC Recommendations.

In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX CGC Recommendations) exists between BlueScope Steel and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- (expenses/revenues) the proportion of a class of expenses or revenues that the relationship represents to both BlueScope Steel and the third party;

- (strategic importance) the strategic importance to BlueScope Steel's business of the goods or services purchased or supplied by BlueScope Steel;
- (uniqueness of services) the extent to which the services supplied are integral to the operation of BlueScope Steel's business, including the extent to which the services provided are unique and not readily replaceable;
- (goods/services) the nature of the goods or services;
- (transaction) the nature of the transaction; and
- (value) the value of the transaction to BlueScope Steel and the other party to the transaction.

Materiality is considered from the perspective of both BlueScope Steel and its Directors.

The Board considers that each Non-Executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular Non-Executive Director. Relevantly, the Board's reasons include:

- Mr Kraehe is the Non-Executive Chairman of the National Australia Bank Limited, a supplier of banking services and funding facilities. The National Australia Bank Limited forms part of a consortium of eleven banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority of the banks (as a minimum). Having considered the goods and services supplied by the National Australia Bank Limited and the materiality criteria set out above, the Board considers that this relationships is not material for the purpose of independence. Mr Kraehe does not participate in any decisions regarding transactions with the National Australia Bank Limited.
- Mr McCann was a partner of Allens Arthur Robinson from 1974 until 30 June 2004, a national law firm, which is one of a number of law firms that provide legal advisory services to BlueScope Steel. He will remain as a non-partner Chairman of the firm until the end of the calendar year. Allens Arthur Robinson is not the exclusive or primary provider of legal services to BlueScope Steel and provides legal services to BlueScope Steel on normal terms and conditions. The Board considers that, having regard to Mr McCann's role with the firm, the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- Mr Rizzo will become a director of the National Australia Bank Limited, a supplier of banking services and funding facilities, in September 2004. Mr Rizzo will not participate in any decisions regarding transactions with National Australia Bank Limited. Mr Rizzo is also a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to BlueScope Steel. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to BlueScope Steel. The Board considers that, having regard to Mr Rizzo's role with the firm, the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to BlueScope Steel or in selecting BlueScope Steel's legal advisers.
- None of Mr McNeilly, Mr Crabb, Ms Grady or Mr Tan had any relationships that required assessment for independence purposes.

Board succession planning and training

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BlueScope Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the Non-Executive Directors.

Newly appointed Directors receive appropriate induction and training. This includes management briefings to familiarise themselves with the significant operations of the BlueScope Steel Group. Arrangements are made for new Directors to visit BlueScope Steel's major operational sites at Port Kembla and Western Port. New Directors also receive briefing materials, which include minutes of recent Board meetings and copies of fundamental Board and Company policies.

Each Non-Executive Director has received a formal letter of appointment setting out the expectations and time commitments, among other things, required of them.

Board meetings

During the 2003/2004 financial year, the Board has met 12 times to review matters such as the financial performance of the BlueScope Steel Group, current trading and key business initiatives, and the BlueScope Steel Group's strategy, budget and business plans. Included in the Board's schedule was a separate meeting held to specifically consider BlueScope Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Managing Director and Chief Executive Officer, the Chairman and the Executive Leadership Team. Directors are free to nominate matters for inclusion on the agenda for any Board or Board Committee meeting.

The Chairman regularly requests a member of the Board, review the conduct of the Board meeting at its conclusion.

Members of senior management frequently make presentations to the Board, and telecommunication technologies may be utilised to facilitate participation.

In the 2003/04 financial year, Board meetings have been held in various locations, including in Melbourne (where BlueScope Steel's head office is located), Sydney, Asia (home to our various Asian operations), New Zealand (home to the New Zealand Steel operations), Port Kembla (home to BlueScope Steel's integrated steelworks operations in Australia) and Western Port (home to BlueScope Steel's major steel rolling and coating operations in Australia). The Board has a programme to meet at various sites in Australia, Asia and the United States during the remainder of 2004 and in 2005 .

Meetings without management

The Non-Executive Directors hold occasional meetings without the presence of management.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to BlueScope Steel and their own interests. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed to the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to BlueScope Steel. The Company Secretary maintains a register of Directors' interests.

Directors' remuneration

Under BlueScope Steel's Constitution the maximum remuneration payable by the company for the services of Non-Executive Directors in total is $1,750,000 per annum. Shareholder approval is required to increase this amount. The total remuneration paid to the Non-Executive Directors in the financial year ended 30 June 2004 was well under the maximum amount provided in the Constitution.

Non-executive Directors receive remuneration based on membership of the Board, and for chairing Board committees. Non-executive Directors do not receive any performance-based incentives and are not entitled to any retirement benefits. Details of remuneration paid to the Non-Executive Directors are listed in the Directors' Report on page 7.

Non-executive Directors are expected to accumulate over time a shareholding equivalent in value to their annual fee. At the 2003 Annual General Meeting of BlueScope Steel, shareholders approved a Non-Executive Director Share Plan, under which Non-Executive Directors are required to receive part of their remuneration as BlueScope Steel shares (rather than cash).

For equity-based remuneration available to executive Directors or executives, shareholder approval will be sought as required by the Corporations Act 2001 or the ASX Listing Rules. At the 2004 Annual

General Meeting, shareholder approval will be sought to permit Mr Adams to participate in BlueScope Steel's Long Term Incentive Plan. Awards under equity-based remuneration plans are only made in accordance with the performance thresholds set out in the terms of those plans (the relevant thresholds are described further in the Directors' Report on page 11.

PERFORMANCE EVALUATION

Board

The Board reviews its effectiveness and individual performance regularly.

In its Corporate Governance Statement last year, the Board foreshadowed that it would undertake its first review of Board effectiveness towards the end of the 2003/2004 financial year after approximately two years of working together. The Board has now completed this review utilising an expert external consultant. Interviews were conducted with each Board member and with senior management and additional feedback was gathered by completion of a detailed [confidential] questionnaire. The review concluded that the Board is functioning well with an appropriate mix of skills and experience on the Board and effective working relationships amongst Board members and between the Board and management.

The Nomination Committee has also reviewed the performance of individual Directors seeking re-election.

Board committees

The Charter of each BlueScope Steel Board Committee requires the committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the committee's effectiveness. During the financial year each Board Committee conducted a formal review of its performance that involved seeking feedback from committee members, management and other regular committee participants such as, in the case of the Audit and Risk Committee, the external auditors.

Executives

All BlueScope Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business objectives; and
- contribution towards specific business plan objectives.

In assessing a key executive's performance, the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration and Organisation Committee, which has overall responsibility for ensuring that performance management processes are in place for all key executives. The Remuneration and Organisation Committee (formerly the Remuneration Committee) considers executive remuneration.

The Remuneration and Organisation Committee also considers the overall amount of any short-term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short-term incentive bonus award to particular senior executives. This takes into account the overall performance of BlueScope Steel against a range of measures, and the contribution made by a particular executive.

The Chairman and the Board conduct the performance evaluation of the Managing Director and Chief Executive Officer. The evaluation of the Managing Director and Chief Executive Officer involves an assessment of a range of factors including the overall performance of BlueScope Steel and the achievement of specific pre-determined goals.

BOARD COMMITTEES

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration and Organisation Committee (formerly the Remuneration Committee);
- the Health, Safety and Environment Committee; and
- the Nomination Committee.

Other committees of the Board may be formed from time to time to deal with specific matters.

Each of the Board's committees operates under terms of reference (charters), detailing their role and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of BlueScope Steel, the requirement for reporting to the Board and periodic reviews of committee operations.

The number of Board Committee meetings held during the year ended 30 June 2004 and the attendance at those meetings by members is set out in the Directors' Report on page 7.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management, internal and external audit and insurance (with the exception of Directors' and Officers' Liability Insurance).

The primary objectives of the Audit and Risk Committee, as set out in its Charter, are to:

External reporting

- (review of financial statements) review all published financial statements which are required to be signed by Directors, prior to approval by the Board;
- (review of reports) review the annual report and the Directors' report to the extent that such a report discusses the financial position or operating results of BlueScope Steel;
- (accounting policies) review and assess the appropriateness of BlueScope Steel's accounting policies and principles;
- (compliance processes) review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- (regulatory changes) review proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on BlueScope Steel.

Internal control and risk management

- (risk management systems) consider whether BlueScope Steel has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- (internal controls) review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over BlueScope Steel's business processes, including the determination of financial statements;
- (theft and fraud reports) receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- (litigation and contingencies) review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of BlueScope Steel;
- (superannuation plans) receive reporting concerning the accounting treatment of BlueScope Steel's superannuation plans and determine questions of accounting treatment raised;
- (related party transactions) review and monitor related party transactions and assess their propriety.

External audit

- (appointment/replacement) make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor;
- (terms of engagement) review and agree with the external auditor the terms of engagement;
- (effectiveness and independence) monitor the effectiveness and independence of the external auditor;
- (scope of audit) review the scope of the external audit with the external auditor including identified risk areas and approve external audit plans;
- (non-audit services) review and assess provision of non-audit services by the external auditor;
- (policies for non-audit services) develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor;
- (coordination with internal audit) ensure the external auditor is coordinated with internal audit programs;
- (external audit findings) review and monitor management's responsiveness to the external audit findings;
- (external auditor meetings) on a regular basis meet with the external auditor without the presence of management.

Internal audit

- (appointment) approve the internal auditor;
- (scope of audit and plan) review and assess the scope of the audit and the internal audit plan, work program and resources and approve internal audit plans;
- (internal audit findings) review and monitor management's responsiveness to the internal audit findings;
- (internal auditor meetings) on a regular basis meet with the internal auditor without the presence of management.

Insurance

- (insurance) responsibility for reviewing and approving all aspects of the company's insurance programme except for the Directors' and Officers' Liability insurance, which is the responsibility of the Board.

A complete copy of the Audit and Risk Committee charter is available on BlueScope Steel's website www.bluescopesteel.com.

The Audit and Risk Committee meets before the finalisation of all major financial announcements of BlueScope Steel and, in any event, is required to meet four scheduled times a year.

The committee assists the Board with the implementation of the risk management programme approved by the Board. The programme involves identification and assessment of significant risks and rating of the effectiveness of associated controls. Mitigation strategies are developed and implemented. Periodic reports are made to the Board on progress with this work and the Audit and Risk Committee reviews selected detailed business risk reports.

As required by its charter, the Audit and Risk Committee is composed entirely of independent Non-Executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. In addition to their experience of business, each member of the Committee brings particular experience relevant to the functions of the Committee. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which BlueScope Steel operates and Mr McCann has both financial and legal experience which is valuable to the functioning of the Audit and Risk Committee.

All Board members are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended (except for certain consultations referred to above) to the Managing Director and Chief Executive Officer, Chief Financial Officer and the external and internal auditors.

Health, Safety and Environment Committee

The primary objectives of the Health, Safety and Environment Committee, as set out in its charter, are to:

- (HSEC Policy) adopt a Health, Safety, Environment and Community (HSEC) Policy and, as it considers necessary, recommend changes to that policy;
- (compliance) monitor BlueScope Steel's compliance with the approved HSEC Policy;
- (HSEC standards) assess the HSEC standards of BlueScope Steel;
- (HSEC risks) assess the operations of BlueScope Steel and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- (legislation) assess compliance by BlueScope Steel with applicable legislation;
- (acceptable practices) research and recommend the adoption of acceptable HSEC practices in the industries in which BlueScope Steel operates;
- (incident reporting) receive reports concerning HSEC incidents within BlueScope Steel; and
- (implications) consider HSEC issues that may have strategic, business and reputational implications for BlueScope Steel.

The Chairman of the Committee for the 2003/04 financial year was Mr John Crabb, an independent Non-Executive Director and because of the importance of health, safety and the environment to BlueScope Steel's operations, all Directors are members of the Committee. The composition of the committee has been reviewed during the year and the committee resolved to maintain its existing membership. Following Mr Crabb's resignation as a Director of BlueScope Steel on 28 July 2004, the Board has appointed Mr McNeilly as Chair of the Committee. The Health, Safety and Environment Committee charter requires that the committee meets at least four scheduled times per year.

Remuneration and Organisation Committee (formerly the Remuneration Committee)

The Remuneration and Organisation Committee assists the Board in ensuring that BlueScope Steel:

- (human resources strategy) has a human resources strategy aligned to the overall business strategy, which supports the BlueScope Steel Business Charter Our Bond;
- (practices and policies) has remuneration policies and practices that are observed and that enable it to attract and retain executives and Directors who will create value for shareholders;
- (remuneration and performance) fairly and responsibly rewards executives having regard to the performance of BlueScope Steel, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- (succession) plans and implements the development and succession of executive management and Directors.

The Remuneration and Organisation Committee has authority to advise the Board on specific remuneration matters, as well as determining certain matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive Directors and senior management remuneration, performance management, succession planning, termination, succession and Non-Executive Director remuneration.

The Board has ultimate authority over the following matters:

- (contract variation) changes to the remuneration or contract terms of executive Directors;
- (incentive plans) the design of new equity plans or executive cash-based incentive plans;
- (incentive awards) total level of award proposed from equity plans or executive cash-based incentive plans;
- (Managing Director selection) selection of the Managing Director and Chief Executive officer;
- (Managing Director compensation) compensation and all performance related matters for the Managing Director and Chief Executive Officer; and
- (executive termination payments) termination payments to executive Directors.

The Remuneration and Organisation Committee is composed entirely of independent Non-Executive Directors.

The members of the Remuneration and Organisation Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe and Mr Ron McNeilly. All members of the Remuneration and Organisation Committee are independent Non-Executive Directors. The committee meets at least four scheduled times a year.

The committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President Human Resources. It may also seek advice from external experts, as appropriate, including in the absence of management of BlueScope Steel.

Information on BlueScope Steel's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed in the Directors' Report on pages 4 to 16.

Nomination Committee

The Nomination Committee of the Board is responsible for reviewing the membership of the BlueScope Steel Board and for consideration of candidates for membership of the Board. Mr Graham Kraehe chairs the Committee. All Non-Executive Directors are members of the committee. The Board believes that the responsibilities of the committee will be performed most effectively if all Non-Executive Directors are involved. Detailed work of the committee may be delegated to a sub-committee.

The purpose of the committee is to assist the Board in the effective discharge of its responsibilities for ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors having regard to the law and the highest standards of governance. This purpose will be achieved by:

- (required skills) assessing the skills required on the Board;
- (Board skills) assessing the extent to which the required skills are represented on the Board from time to time;
- (review processes) establishing processes for the review of the performance of the Board as a whole and individual Non-Executive Directors; and
- (Board candidates) establishing processes for the identification of suitable candidates for appointment to the Board.

Executive Leadership Team

BlueScope Steel's Executive Leadership Team (ELT) is responsible to the Managing Director and CEO for the day-to-day leadership and management of BlueScope Steel as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- (BlueScope Steel corporate strategy) developing and implementing the strategic direction of the BlueScope Steel Group;
- (business area strategies) reviewing and developing strategies for business areas;
- (safety) reviewing and developing safety strategy, high level processes and procedures;
- (capital expenditure) reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $25 million;
- (human resources) reviewing and discussing human resource talent and succession and developing human resource strategies and practices;
- (policies and standards) discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- (performance) reviewing company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President Industrial Markets), Noel Cornish (President Australian Building and Manufacturing Markets), Mike Courtnall (President Asian Building and Manufacturing Markets), Kathryn Fagg (President Market and Logistics Solutions), Brian Kruger (Chief Financial Officer) and Ian Cummin (Executive Vice President Human Resources). The ELT meets monthly, generally at BlueScope Steel sites.

ACCOUNTABILITY AND AUDIT

Internal control and risk management

The Board has overall responsibility for the BlueScope Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee (see the Audit and Risk Committee). The Board regularly receives information about the financial position and performance of BlueScope Steel. For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of the BlueScope Steel Group's financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

External audit

Ernst & Young are BlueScope Steel's external auditors.

The lead audit partner and review partner of our external auditors rotate every five years. The current lead audit partner and review partner were first appointed for the 2001/02 audit of BlueScope Steel.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. Any proposal for the performance of permitted non-audit related work by the auditor will require prior consultation with, and approval of, the Chief Financial Officer for certain matters under $300,000 in value. The Audit and Risk Committee must approve permitted services with a value above this amount.

Representatives of Ernst & Young attend the Annual General Meetings of BlueScope Steel and are available to answer questions from shareholders as appropriate.

Share ownership and dealing

Details of shares in BlueScope Steel Limited held by Directors are set out in the Directors' Report on page 7.

The Board has put in place a Securities Trading Policy covering dealings in BlueScope Steel's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity. The Policy highlights the restrictions imposed by Australian corporations legislation on trading in BlueScope Steel shares and other entities' securities at a time when a person has non-public price sensitive information.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BlueScope Steel Limited shares. Directors and senior management are prohibited from dealing in BlueScope Steel Limited shares outside designated trading windows.

Any dealings in BlueScope Steel's shares by a Director are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealings by a Director within five business days.

Corporate social responsibility

BlueScope Steel is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BlueScope Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment committee. However, BlueScope Steel views these matters as key issues, for which BlueScope Steel can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on BlueScope Steel's website www.bluescopesteel.com.

BlueScope Steel Guide to Business Conduct

BlueScope Steel Limited has a Guide to Business Conduct which provides an ethical and legal framework for all employees in the conduct of BlueScope Steel's business. The Guide defines how the BlueScope Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between BlueScope Steel and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of BlueScope Steel's employees; a focus on long-term benefits rather than short-term advantage for individuals; cooperation, driven by BlueScope Steel's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework for all BlueScope Steel's employees, irrespective of their specific job, direct employer or location around the world.

The Guide to Business Conduct applies to all employees of BlueScope Steel.

It also applies to the activities of Non-Executive Directors, to extent that the provisions of the Guide are relevant to a Director's conduct in relation to BlueScope Steel.

Political contributions

BlueScope Steel does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.

INFORMATION ON DIRECTORS

Graham Kraehe, AO Chairman (Independent), Age 61, BEc
Director since: May 2002

Has extensive background in manufacturing and was Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. Currently Chairman of the National Australia Bank and a board member of Djerriwarrh Investments Limited. Former non-executive director of News Corporation and Brambles.

Brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. Experience with a wide range of organisations is relevant for his role as Chairman of the Board.

Ron McNeilly Deputy Chairman (Independent), Age 61, BCom, MBA, FCPA
Director since: May 2002

Deputy Chairman of the Board with over 30 years' experience in the steel industry. He joined BHP in 1962, and until 2002 held various positions with the BHP (now BHP Billiton) Group, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel. In the latter role, gained practical experience of many of the businesses that today comprise BlueScope Steel.

Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, and a director of Alumina Ltd. Also Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Kirby Adams Managing Director and Chief Executive Officer, Age 48, BSc (Industrial Eng), MBA
Director since: May 2002.

Appointed Managing Director and Chief Executive Officer of BlueScope Steel Limited in July 2002. Joined the BHP group in 1995 and held various positions including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development.

Current Chairman of the International Iron and Steel Institute.

John Crabb Non-executive director (Independent), Age 64
Director from May 2002 to July 2004.

Was Managing Director and Chief Executive Officer of Simsmetal Limited from 1988 until 2002. Joined the Simsmetal Group in 1965 and held a variety of management positions with the group. Chairman of Capral Aluminium Limited. Resigned: 28 July 2004.

Diane Grady Non-executive director (Independent), Age 56, BA (Hons), MA (Chinese Studies), MBA
Director since: May 2002.

A full time non-executive director of various companies since 1994 and is currently a director of Woolworths Limited and Wattyl Limited. Also a Trustee of the Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a Governor of Ascham School.

As a former partner with McKinsey & Co, spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues. In Australia, led the Firm's Marketing, Retailing and Consumer Goods practice and was a global leader of McKinsey's Change Management Centre.

Kevin McCann Non-executive director (Independent), Age 63, BA LLB (Hons), LLM
Director since: May 2002

Non-Partner Chairman of Partners of Allens Arthur Robinson, a national law firm. Was a partner of the firm from 1970 to 2004, specialising in mergers and acquisitions, mineral and resources law and capital markets transactions.

Currently Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. A director of Macquarie Bank Limited and member of the Defence Procurement Advisory Board and has served on the Boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. Also a member of the Takeovers Panel.

Brings extensive legal expertise, commercial experience as a director of a number of major listed companies and experience in corporate governance to the Board.

Paul Rizzo Non-executive director (Independent), Age 59, BCom, MBA
Director since: May 2002.

A director of National Australia Bank Limited from September 2004. A member of the Advisory Board of Mallesons Stephen Jaques, Innovation Economy Advisory Board for Victoria and Chairman of Foundation for Very Special Kids. Formerly Chief Executive Officer and Dean, director and Professorial Fellow of the Melbourne Business School. Held positions as Group Managing Director - Finance and Administration of Telstra Corporation Limited, Chief General Manager - Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited. Extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

Tan Yam Pin Non-executive director (Independent), Age 63, BEc (Hons), MBA, CA
Director since: May 2003.

Resides in Singapore. A chartered accountant by profession, was formerly Managing Director of Fraser and Neave Group, one of South-East Asia's leading public companies, and Chief Executive Officer of its subsidiary company, Asia Pacific Breweries Limited. A Member of the Public Service Commission of Singapore since 1990. Chairman of PowerSereya Limited (Singapore) and is also a member of the Supervisory Board of the East Asiatic Company Limited A/S (Denmark), Keppel Land Limited (Singapore), and International Enterprise Singapore.

Brings extensive knowledge of Asian markets, an area of strategic importance to the Company and has financial and leadership skills that complement the existing Board.

SEC File
No. 82-34676

RECEIV...
2004 OCT -9 A
OFFICE OF INTERNA...
CORPORATE FINA...

BLUESCOPE STEEL

Annual Results Presentation
Period Ended 30 June 2004

Kirby Adams, Managing Director and Chief Executive Officer
Brian Kruger, Chief Financial Officer

19 August, 2004

ASX Code: BSL

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.


Rewarding Shareholders
As We Grow

Safety — Our goal remains zero harm

Lost Time Injury Frequency Rate



Injuries resulting in lost time per million man-hours worked
40
35
30
25
20
15
10
5
0
35
29
16
14
8
4.8
3.7
4
3.4
2.8
1.8
1.3
IISI Member Companies (2002) – 8.4
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

* Includes contractors from 1996

Medically Treated Injury Frequency Rate



Medically treated injuries per million man-hours worked
90
80
70
60
50
40
30
20
10
0
80
68
60
52.2
47.1
29.1
22.4
21.9
16.9
12.2
9.3
6.7
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

* Includes contractors from 2003

But, we experienced a fatality on 29 June 2004

Group headlines FY2004

Continued to seize market opportunities and drive business improvements

• Revenue	$5.77 billion	*Record even with A$ strength*
• Despatches	6.94 million metric tonnes	*Record*
• NPAT	$584 million	*Up 29% to record*
• EBITDA	$1,105 million	*First time over $1.0 billion*
• EBIT	$818 million	*Up 34%*
• EPS	77.8¢	*Up 36%*
• Return on Invested Capital	18.5%	*Improvement continues*
• Net Cash Flow	$315 million	*Even after Butler & growth expenditure*
• Debt Increased	Up $425 million	*Reflects Butler acquisition and share buyback*
• Gearing (net debt)	12.9%	*But for buyback and acquisition – would be zero*

Rewarding shareholders as we grow

38% Increase in Total Dividends

Dividend	FY2004	FY2003	Variance
Interim Ordinary	12¢	9¢	+33%
Final Ordinary	18¢	13¢	+39%
Special	10¢	7¢	+43%
Total Fully Franked Dividends	**40¢**	**29¢**	**+38%**

Growing for the future benefit of shareholders

- *Growth initiatives underway*
  - Vietnam – new metal coating and paint line facility
  - Thailand – second metal coating facility
  - China – new metal coating and paint line facility
    – BlueScope / Butler integration
  - North America – Butler acquisition, integration and business transformation

- *More recent growth initiatives*
  - Hot Strip Mill upgrade – Port Kembla Steelworks
  - Progressing West Sydney - Colorbond® steel centre

Strong and improved financial performance across all segments

Group EBIT $818m



FY03
FY04
North Star BlueScope Steel
EBIT A$ Millions
600
500
400
300
200
100
0
-100
565
471
71
69
44
59
119
197
84
100
-9
• New business segment as at 1 May 2004
• 2 months results, including integration costs
Hot Rolled Products
New Zealand Steel
Coated & Building Products Australia
Coated & Building Products Asia
Coated & Building Products North America

Hot Rolled Products – hard work is paying off



FY03
FY04
FY04-1H
FY04-2H
EBIT A$ Millions
600
500
400
300
200
100
0
471
69
565
71
179
2
386
69

- ***FY2004 return on net assets (pre-tax) 30.7%***
- ***Revenue = A$2,732m***

Markets

- Strong global demand
- Tight markets for raw materials and product
- Record prices in second half
- Core long term customer relationships

Performance

- Annual production records at PKSW and North Star BlueScope Steel
- Offset by:
  - stronger AUD/USD
  - iron ore and scrap costs
  - repair and maintenance spending
  - higher employment costs
- Enterprise Bargaining Agreement renewed

New Zealand Steel – its best ever performance



FY03
FY04
FY04-1H
FY04-2H
EBIT A$ Millions
70
60
50
40
30
20
10
0
44
59
20
39

- *FY 2004 return on net assets (pre-tax) 14.1%*
- *Revenue = A$560m*

Markets

- Strong NZ construction demand
- Record domestic sales mix
- Higher prices - particularly export
- Core long term customer relationships

Performance

- Record EBIT
- Annual paint line production record
- Metal coating expansion completed with full benefit to be achieved in 2005
- Best ever safety outcomes

Coated & Building Products Australia – "Oh What A Feeling!"



FY03 FY04 FY04-1H FY04-2H
EBIT A$ Millions
200
150
100
50
0
119
197
102
95

- *FY2004 return on net assets (pre-tax) 16.0%*
- *Revenue = A$2,884m*

Markets

- Demand never been stronger
  - construction, automotive, manufacturing
- Signs of dwelling market slowing
- Industrial/commercial remains buoyant
- Price increases implemented
- Strengthened channels to market

Performance

- Annual production records
- Feed costs higher in second half = margin squeeze
- Low cost capacity improvements continue
- Western Port
  - maintenance alliance operational
  - best ever delivery performance
- Springhill
  - production and efficiency improvements
- Customer survey affirms improved service
  - Toyota President's Award
- Packaging business margin pressure

Coated and Building Products Asia – the growth continues



FY03
FY04
FY04-1H
FY04-2H
120
100
80
60
40
20
0
EBIT A$ Millions
84
100
45
55

- *FY2004 return on net assets (pre-tax) 21.5%*
- *Revenue = A$689m*

Markets

- World's fastest growing steel market
- BlueScope Steel uniquely positioned
- Prices higher in local currencies
- Pre-engineered building demand growing in Asia – immediate scale achieved in China through Butler acquisition
- BlueScope Steel's branded products increasing presence and growing reputation

Performance

- All plants operating near full capacity
- Strong volume growth of 35%
- Achieved A$100m EBIT
- Leading safety performance
- Major capital projects developed, approved and underway
- Excellent EBIT performance in local currencies

Index of EBIT performance of Asian businesses in local currencies



Thailand
Malaysia
Indonesia
China
400
300
200
100
0
2001
2002
2003
2004

Coated and Building Products North America – foundations in place

- Butler Manufacturing Co. acquisition completed 27 April 2004
  - No negative surprises
  - Integration team making good progress
  - New management structure in place
  - Galesburg facility to close mid-CY2005
  - Timber business (Lester) sold in July 2004
- Continued improvement in non-residential buildings construction in U.S.
  - Butler Buildings order backlog up
  - Vistawall despatches stronger
- Challenges
  - Rapid steel price increases, higher aluminium costs
  - Limited steel availability

- On target to achieve consolidated financial goals stated at acquisition
  - FY05 EPS neutral
  - FY06 EPS positive

The benefits of BlueScope Steel's progress are far-reaching

- *Shareholders*
  - Total dividend increased from 29¢ to 40¢ per share
  - Total Shareholder Return of 185% since listing and 92% in FY2004
- *Employees*
  - $27m employee share offer in FY03 and FY04
  - Improved wages, benefits and opportunities
  - Cleaner and safer workplaces
- *Customers*
  - Best ever delivery performance
  - Long standing and strong "core" relationships
  - Breadth of new product offers
- *Communities*
  - Record levels of income and payroll tax paid
  - Extensive community relations programs
  - Focused on environmental solutions


Financials

Continued strong earnings performance

A$ Millions	2000[1]	2001[1]	2002[1]	2003	2004[3]	2004-1H	2004-2H[3]
Revenue	4,898	4,941	4,593	5,302	**5,770**	2,619	3,151
EBITDA[2]	711	568	412	881	**1,105**	440	665
EBIT[2]	445	305	160	611	**818**	302	516
Net Profit				452	**584**	227	357
EPS (¢)[4]				57.1	**77.8**		

(1) 2000 to and including 2002 normalised.
(2) Includes profit/loss for North Star BlueScope Steel.
(3) Includes two months of BlueScope Butler financial results.
(4) Weighted average shares on issue 791.5m FY03 and 750.5m FY04.

EBIT variance – FY2004 vs. FY2003



EBIT A$m
1100
900
700
500
300
100
$611m
$300m
$82m
$79m
$2m
($111m)
($85m)
($130m)
$70m
$818m
Higher R&M (42)
Employment costs (42)
Freight (18)
Cost improvements 68
FY03 Superannuation Contribution 32
FY03 Name Change Provision 20
Lower Restructuring Costs 31
June 03 YTD Actual
Export Prices
Domestic Prices
Volume / Mix
NSBSL
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
June 04 YTD Actual

EBIT variance – June 04 half year vs. December 03 half year


EBIT A$m
800
700
600
500
400
300
200
100
0
$302m
$223m
$31m
$10m
$68m
($10m)
($74m)
($55m)
$21m
$516m
Dec 03 Half
Export Prices
Domestic Prices
Volume / Mix
NSBSL
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
June 04 Half

Balance Sheet – strength and flexibility

	As At		Excluding FY04 acquisitions
A$ Millions	30 June 2003	30 June 2004	30 June 2004
Assets			
Cash	91	119	91
Receivables	650	996	785
Inventory	698	962	762
Other Assets	228	416	325
Net Fixed Assets	3,086	3,289	3,090
Total Assets	**4,753**	**5,782**	**5,053**
Liabilities			
Creditors	493	728	568
Interest Bearing Liabilities	168	593	197
Provisions	1,001	1,267	1,094
Total Liabilities	**1,662**	**2,588**	**1,859**
Net Assets	**3,091**	**3,194**	**3,194**

• **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)**	**2.4%**	**12.9%**	

Major growth initiatives – capital spending profile

All in A$m	Total Est. Capex/Cost	FY2004 Actual	FY2005	FY2006	FY2007
Vietnam[(1)]	160	45	100	15	-
Thailand[(1)]	80	19	60	1	-
China[(1)]	280	24	211	45	-
Port Kembla HSM expansion[(1)]	100	-	34	53	13
Butler acquisition	277	277	-	-	-
Total[(3)]	**897**	**365**	**405**	**114**	**13**

(1) Estimated capital costs based on forecast exchange rate assumptions.

(2) Butler acquisition cost less cash acquired and not including the benefit of Louisiana Pacific Corporation settlement proceeds received of US$21m.

(3) Addition of smaller capital spending programmes bringing total approved CAPEX to over A$1 billion.

Capital management - continued focus on returns to shareholders

- **Share Buyback**
  - Purchased/cancelled 60.7m shares
  - Further program – 16.0m shares

- **Dividends - All Fully Franked**

Total return to shareholders since public listing:

• Initial buyback	$286m
• Dividends Paid	$313m
• Final/Special (to be paid)	$208m
	$807m



Cents Per Share
30
25
20
15
10
5
0
29¢
40¢
9¢
7¢
13¢
12¢
10¢
18¢
FY2003-1H
FY2003-2H
FY2004-1H
FY2004-2H
Special
Ordinary

Consistently strong cash flows

A$ millions	2000[(1)]	2001[(1)]	2002[(1)]	2003	2004	2004-1H	2004-2H
Net operating cash flow before borrowing costs and income tax	715	631	381	763	**893**	357	536
Net investing cash flows							
- Capital expenditure	(90)	(105)	(162)	(183)	**(290)**	(99)	(191)
- Other	10	(6)	8	18	**(288)**	(3)	(285)
Net cash flow before financing & tax	635	520	227	598	**315**	255	60
Net financing cash flow				(493)	**75**	(8)	83
Payment of income tax				(29)	**(119)**	(84)	(35)
Net dividends				(75)	**(244)**	(155)	(89)
Net increase in cash held				1	**27**	8	19

(1) 2000 to and including 2002 normalised.

Results remain sensitive to BlueScope Steel's realised hot rolled coil prices

Assumption	Estimated impact on forecast EBIT (A$mil) for year ending 30/06/05
+/– US$25 / tonne movement in BSL's average realised HRC price(1)	75
+/– 1¢ movement in Australian dollar / US dollar exchange rate(2)	13
+/– US$10 / tonne movement in NSBHP scrap to HRC price spread	12
+/– 2% movement in slab production in Australia and New Zealand	24
+/– US$1 / tonne movement in coking coal costs	5
+/– US$1 / tonne movement in iron ore costs	10

(1) The change in export HRC price assumes proportional effect on export slab, and flow on to domestic pipe and tube market and to other export products.

(2) The movement in the Australian dollar/US dollar exchange rate includes the restatement of US dollar denominated receivables and payables.

Looking forward to 2005

- Global steel industry
- Higher costs
- BlueScope Steel strategy
- Outlook for BlueScope Steel



Global steel industry - dynamic

North America
- Record HRC prices
- Scrap surcharges and volatility
- Steel availability
- Consolidation continues
- Economic recovery

South America
- Plans for new capacity
- Raw material rich
- Low cost

India
- Increasing steel capacity
- Growing GDP demand

Europe
- Weak demand continues
- Consolidation benefits

CIS
- Restricted scrap exports
- Stronger economies



Australia / New Zealand
- Strong economic growth
- Interest rates?

Japan
- Production at capacity
- Significant exports

Korea
- Shipyards full
- BlueScope Steel customer

China
- World's largest steel consumer and producer
- Less than 5% of BlueScope Steel sales
- Indirect impact significant
- Net importer of flat steel
- Slowdown welcome
- Raw material / shipping effect

SE Asia
- Improved economic growth
- Volatile tariff structures

Steel making raw material costs are increasing

Iron Ore



50
45
40
35
30
25
20
USc per ltu (FOB)
Fines
Lumps
1997
1998
1999
2000
2001
2002
2003
2004

"...unprecedented demand and extremely tight supply position..."

Coal



60
55
50
45
40
35
30
25
20
US$ per tonne (FOB)
Hard Coking Coal
Thermal Coal
1997
1998
1999
2000
2001
2002
2003
2004

"...China reducing exports..."

Shipping



6,000
5,000
4,000
3,000
2,000
1,000
0
BDI Index
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04

"...2-3 Year backlog for shipbuilders..."

SOURCE: ANZ Bank 'Resources Market Outlook', Mar 04

BDI – Baltic Dry Index
Iron Ore and Coal – Aus-Japan Reference Prices
Source: IISI, Baltic Dry Index, SSY

Other metallic coating material costs also increasing

Aluminium


US $ /TONNE
2,000
1,800
1,600
1,400
1,200
1,000
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

"Chinese demand has driven 25-30% price rise since 2001. Recent Chinese Government actions caused minor price fall . . . which may be only temporary."

Zinc


US $ /TONNE
1,500
1,300
1,100
900
700
500
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

"Chinese demand is still growing. Potential for further price rises."

Tin


US $ /TONNE
9,000
7,000
5,000
3,000
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

"Chinese and world demand outpacing supply. Concentrate inventories depleted."

Source: London Metal Exchange (LME)

Marine freight – well managed to minimise costs

- Global marine freight market continues to be tight



- BlueScope Steel's approach
  - stagger renewals
  - long term relationships
  - limited "spot" contracts

- BlueScope Steel largely insulated in FY2004

- In FY2005:
  - Approximately half of our marine freight cost is exposed to higher costs . . . totalling a net A$70m or approximately 10% of our total transportation spend

Our strategy is unchanged



Butler
PEB/Solutions
Roll-
forming
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Vietnam
China
Vietnam
China
Thailand
HSM
Expansion
Australia & NZ
Brownfields
Australia & NZ
Brownfields
Water

- Asia and Regional Growth
- Value-added branded products
- Asset productivity
- Disciplined capital management
- World-class low-cost operations
- Manufacturing excellence
- Supply chain velocity
- Cost reductions
- Vigorously defend existing value

2004 was another good year . . . and the momentum continues

- Anticipate another good year in 2005
- Challenges ahead
  - much higher slab / HRC prices in first half leading to further margin pressure downstream
  - adjusting to higher raw material and freight cost environment
  - achieving productivity to offset higher wage / employment costs
- Opportunities ahead
  - Butler turnaround and PEB growth
  - safe and successful project construction
  - new products and markets
  - choosing amongst myriad of growth opportunities
  - further execution of our strategy
- Seize benefits of our diversified product and geographic portfolio
- Continue to reward our shareholders as we grow

BLUESCOPE STEEL

Annual Results Presentation Period Ended 30 June 2004

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

19 August, 2004

ASX Code: BSL

Creating shareholder value as we grow


A VERY DIFFERENT KIND OF STEEL COMPANY
Profitable Through the Cycle
Challenging Global Steel Market
Value Added Branded Products
Strong Operating Track Record
Low Cost Producer
Geographic and Product Diversity
Consistently Strong Cash Flows
Strong and Flexible Capital Structure
Growth Opportunities in Asia
Strong Board & Management Team

SEC File
No. 82-34676

RECEIVED
2004 OCT -? A ?: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BlueScope Steel Limited

ABN 16 000 011 058

Financial report - 30 June 2004

Contents

Explanatory Statement to the Financial Report

BlueScope Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the previous corresponding twelve month period to 30 June 2003 in this financial report reflects a complete twelve months' results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities in the previous corresponding period are not reflective of the underlying BlueScope Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

On 17 November 2003, the Company changed its name from BHP Steel Limited to BlueScope Steel Limited.

BlueScope Steel Limited
Statements of financial performance
For the year ended 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Revenue from ordinary activities	3	**5,769.6**	5,302.1	**2,516.3**	2,402.9
Changes in inventories of finished goods and work in progress		**1.7**	36.1	**4.8**	44.7
Raw materials and consumables used		**(2,145.6)**	(2,029.3)	**(1,446.2)**	(1,441.5)
Employee benefits expense		**(1,075.2)**	(1,031.9)	**(390.1)**	(414.8)
Depreciation and amortisation expenses	4	**(286.7)**	(270.1)	**(68.2)**	(61.5)
Diminution in value of non-current assets		**(1.4)**	(12.6)	-	(6.7)
External services		**(800.0)**	(734.7)	**(102.5)**	(95.5)
Freight on external dispatches		**(418.7)**	(410.0)	**(178.5)**	(172.5)
Carrying amount of non-current assets sold		**(6.0)**	(4.5)	**(0.7)**	(2.0)
Other expenses from ordinary activities		**(288.7)**	(298.7)	**(132.0)**	(121.9)
Borrowing costs expense	4	**(16.8)**	(22.0)	-	-
Shares of net profits of associates and joint venture partnership accounted for using the equity method	40	**71.2**	69.2	-	-
Profit from ordinary activities before income tax expense	4	**803.4**	593.6	**202.9**	131.2
Income tax expense	5	**(201.6)**	(120.9)	**(56.8)**	(33.9)
Profit from ordinary activities after income tax expense		**601.8**	472.7	**146.1**	97.3
Net profit attributable to outside equity interest		**(17.7)**	(21.0)	-	-
Net profit attributable to members of BlueScope Steel Limited	28(b)	**584.1**	451.7	**146.1**	97.3
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	1(a) 28(b)	-	(2.8)	-	(1.1)
Net increase (decrease) in foreign currency translation reserve	28(a)	**12.7**	(77.9)	-	-
Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity		**12.7**	(80.7)	-	(1.1)
Total changes in equity other than those resulting from transactions with owners as owners	30	**596.8**	371.0	**146.1**	96.2
		Cents	Cents		
Basic earnings per share	43	**77.8**	57.1		

The above statements of financial performance should be read in conjunction with the accompanying notes.

BlueScope Steel Limited
Statements of financial position
As at 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Current assets					
Cash assets	6	**119.4**	91.0	**0.2**	1.9
Receivables	7	**989.2**	639.6	**628.1**	906.0
Inventories	8	**891.4**	639.4	**239.8**	233.5
Other financial assets	9	**-**	4.1	**-**	-
Other	10	**43.7**	17.6	**2.7**	3.4
Total current assets		**2,043.7**	1,391.7	**870.8**	1,144.8
Non-current assets					
Receivables	11	**7.1**	10.8	**307.2**	18.7
Inventories	12	**71.1**	58.2	**25.4**	22.6
Investments accounted for using the equity method	13	**236.3**	151.6	**-**	-
Other financial assets	14	**4.6**	4.5	**1,649.5**	1,642.2
Property, plant and equipment	15	**3,288.6**	3,085.6	**722.0**	711.0
Deferred tax assets	16	**58.0**	37.3	**-**	-
Intangible assets	17	**60.1**	4.5	**2.5**	-
Other	18	**12.6**	8.9	**0.8**	1.1
Total non-current assets		**3,738.4**	3,361.4	**2,707.4**	2,395.6
Total assets		**5,782.1**	4,753.1	**3,578.2**	3,540.4
Current liabilities					
Payables	19	**728.3**	493.0	**226.3**	191.4
Interest bearing liabilities	20	**416.0**	101.5	**373.5**	389.0
Current tax liabilities	21	**154.3**	108.0	**148.5**	38.7
Provisions	22	**294.7**	258.7	**92.9**	141.7
Other	23	**92.5**	8.1	**-**	-
Total current liabilities		**1,685.8**	969.3	**841.2**	760.8
Non-current liabilities					
Interest bearing liabilities	24	**176.7**	66.4	**-**	-
Deferred tax liabilities	25	**388.3**	395.1	**370.0**	76.9
Provisions	26	**337.7**	231.2	**80.9**	53.9
Total non-current liabilities		**902.7**	692.7	**450.9**	130.8
Total liabilities		**2,588.5**	1,662.0	**1,292.1**	891.6
Net assets		**3,193.6**	3,091.1	**2,286.1**	2,648.8
Equity					
Parent entity interest					
Contributed equity	27	**1,914.9**	2,182.1	**1,914.9**	2,182.1
Reserves	28(a)	**(77.5)**	(91.2)	**-**	-
Retained profits	28(b)	**1,302.9**	961.4	**371.2**	466.7
Total parent entity interest		**3,140.3**	3,052.3	**2,286.1**	2,648.8
Outside equity interest in controlled entities	29	**53.3**	38.8	**-**	-
Total equity	30	**3,193.6**	3,091.1	**2,286.1**	2,648.8

The above statements of financial position should be read in conjunction with the accompanying notes.

BlueScope Steel Limited
Statements of cash flows
For the year ended 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Cash flows from operating activities					
Receipts from customers		**5,948.3**	5,443.3	**2,605.2**	2,402.5
Payments to suppliers and employees		**(5,099.9)**	(4,695.3)	**(2,463.1)**	(2,348.9)
		848.4	748.0	**142.1**	53.6
Dividends received		**1.0**	1.9	**18.1**	44.6
Interest received		**2.6**	2.3	**20.0**	29.5
Other revenue		**43.3**	15.0	**8.4**	5.9
Borrowing costs		**(15.8)**	(26.6)	**-**	-
Income taxes paid		**(119.4)**	(29.2)	**(53.8)**	(10.2)
Net cash inflow (outflow) from operating activities	42	**760.1**	711.4	**134.8**	123.4
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired*	39	**(290.0)**	(716.1)	**(17.1)**	(1,197.2)
Payments for property, plant and equipment		**(289.1)**	(183.3)	**(64.0)**	(54.4)
Payments for investments		**(5.5)**	(26.1)	**(4.7)**	(43.5)
Proceeds from sale of property, plant and equipment		**11.8**	8.6	**1.6**	6.2
Proceeds from sale or redemption of investments		**6.5**	-	**11.1**	1.9
Net associate loan receivable repaid (advanced)		**(11.2)**	35.6	**-**	-
Net cash inflow (outflow) from investing activities		**(577.5)**	(881.3)	**(73.1)**	(1,287.0)
Cash flows from financing activities					
Proceeds from issues of shares*		**-**	2,045.4	**-**	2,045.4
Share buyback		**(259.4)**	(25.9)	**(258.0)**	(25.9)
Employee share plan		**(9.2)**	-	**(9.2)**	-
Proceeds from demerger borrowings*		**-**	565.0	**-**	-
Proceeds from other borrowings		**3,469.5**	1,117.1	**-**	-
Net financing of related entities		**-**	-	**445.4**	(2,601.9)
Financing provided by BHP Billiton*		**-**	(1,797.2)	**-**	1,819.2
Repayment of borrowings		**(3,114.0)**	(1,657.0)	**-**	-
Repayment of finance leases		**(0.3)**	-	**-**	-
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Dividends paid to outside equity interests in controlled entities		**(3.0)**	(5.2)	**-**	-
Net cash inflow (outflow) from financing activities		**(158.0)**	170.8	**(63.4)**	1,165.4
Net increase (decrease) in cash held		**24.6**	0.9	**(1.7)**	1.8
Cash at the beginning of the financial year		**91.0**	98.7	**1.9**	0.1
Effects of exchange rate changes on cash		**2.5**	(8.6)	**-**	-
Cash at the end of the financial year	6	**118.1**	91.0	**0.2**	1.9
Financing arrangements	24				

* The prior year cash flows from investing and financing activities include cash flows related to the separation of BlueScope Steel Limited from the BHP Billiton Group, including the acquisition of the BlueScope Steel (AIS) Pty Ltd Group on 3 July 2002.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of accounting

The accounts are prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Changes in accounting policies
AASB 1028 "Employee Benefits" (applicable from 1 July 2002)
Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next twelve months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the prior year consolidated financial statements as a result of the change in AASB 1028 were:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BlueScope Steel Limited ('company' or 'parent entity') as at 30 June 2004 and the results of all controlled entities for the year then ended. BlueScope Steel Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the BlueScope Steel Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits and losses of associates is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Investments in joint ventures are accounted for as set out in note 1(r).

(c) Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

(d) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or in certain cases, to the nearest thousand or the nearest dollar.

(e) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting Australian equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The BlueScope Steel Group has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents to IFRS. The company engaged its external auditors, Ernst & Young, to perform a diagnostic to isolate key areas that will be impacted by the transition to IFRS. This assessment has formed the basis of structuring the IFRS conversion project within the company. The release of the Australian equivalents to IFRS has enabled specific information to be gathered on the impact on accounting systems, future results, accounting policies and procedures.

Although the company has not yet quantified the impacts on the financial statements, the transition is currently on schedule. Updates of the company's IFRS implementation plan are provided to the Audit & Risk Committee.

Major changes identified to date that will be required to the company's existing accounting policies include the following:

(i) Employee benefits

Under AASB 119 *Employee Benefits*, employer sponsors are required to recognise the net deficit in employer sponsored defined benefit funds as a liability. This will result in a change in the group's current accounting policy in which a liability is only recognised where a legal obligation exists. The company has defined benefit superannuation plans with deficits in Australia and New Zealand that will require an actuarially determined liability to be recorded. The company also has combined deficits in defined benefit superannuation plans in North America, however due to existing legal obligations relating to these funds, a liability has already been recognised.

The liability to be recognised under AASB 119 would be higher than the deficits disclosed in note 37 to the financial report. AASB 119 requires the deficit to be grossed up for employer contributions tax (Australia 15%, New Zealand 33%) and for the accrued benefits liability to be discounted using a government bond rate. At present, the accrued benefits disclosure is discounted using the expected return on the fund assets which typically is a higher rate than the government bond rate.

(ii) Income tax

Under AASB 112 *Income Taxes,* the company will be required to use the balance sheet liability method. This method focuses on the tax effect of transactions and other events that effect amounts recognised in either the statement of financial position or a tax-based balance sheet. The impact of this requirement on the opening 1 July 2004 balance sheet is not expected to be significant.

Under current Australian Accounting Standards income tax losses can only be brought to account as an asset if they are considered virtually certain of realisation. AASB 112 requires income tax losses to be brought to account as an asset if they are probable of realisation. Probable is defined as more likely than not. The group's unbooked tax losses shown in note 5(b) will be assessed for recognition using the less stringent probable of realisation test.

(iii) Impairment of assets

AASB 136 *Impairment of Assets* determines the recoverable amount of cash generating assets by assessing the higher of fair value less costs to sell or value in use. In determining value in use, future cash flows are to be discounted using a risk adjusted pre tax discount rate. Cash generating units (CGU's) are described as the smallest group of assets that generate cash flows from continuing use that are largely independent.

The BlueScope Steel Group currently assesses the recoverable value of income generating units (IGU's) using future cash flows discounted at a pre tax company-wide discount rate. IGU's are defined as a groups of assets working together to generate cash flows. The concept of CGU's will require certain assets to be assessed for recoverability on a stand alone basis rather than being grouped into an IGU..As a result, an impairment may be identified through the use of a CGU approach compared to an IGU approach.

The risk adjusted discount rate required by AASB 136 requires inclusion of a country risk premium. Therefore, certain BlueScope Steel assets' future cash flows will be discounted at higher rates, increasing the possibility of asset write-downs being taken through the statement of financial performance.

(iv) Share based payments

Under AASB 2 *Share based payments,* the company will be required to recognise an expense in the statement of financial performance for the fair value of share rights granted to employees as remuneration. It applies to all share rights issued after 7 November 2002 which have not vested as at 1 January 2005. BlueScope Steel Limited issues share rights to senior executives in the organisation as part of its remuneration strategy which focuses on performance and accountability and aligning performance-related reward with the value delivered to shareholders. The fair values and other details, including the expense that would otherwise have been recognised, on all outstanding share rights granted by the company are disclosed in note 33 to the financial report.

AASB 2 will only apply in respect to the September 2003 share rights granted and any future grants. The fair value of these grants are to be expensed over the expected vesting period with a corresponding increase in share capital. No tax deduction is allowed for the amount expensed.

In addition, the company announced its intention to award 150 shares at nil cost to approximately 16,000 BlueScope Steel employees in September 2004. Under AASB 2 the fair value of this issue will be required to be expensed in the year ended 30 June 2005, whereas under current Australian Accounting Standards the shares are issued at nil cost and no expense is recognised.

(v) Goodwill

Under AASB 3 *Business Combinations,* goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's accounting policy which currently amortises goodwill over its useful life not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. The impact on the company's reported results is not expected to be material given the amount of goodwill currently recorded in the financial statements (refer note 17).

(vi) Classification of financial instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement,* financial assets are only able to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The company's sale of receivable program does not currently meet the requirement of substantially transferring all of the risk and rewards of ownership. As a result, the sale of receivables program will be recorded as a liability rather than an offset against trade debtors (refer note 7).

(vii) Hedge Accounting

Under AASB 139 *Financial Instruments: Recognition and Measurement* in order to achieve a qualifying hedge, the company is required to meet the following criteria:

- Identify the type of hedge;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be effective; and
- Document the hedging relationship.

The impact of this standard is not expected to have a material impact on the financial statements of the company given the low level of hedging activity currently undertaken (refer note 32).

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition of Australian equivalents to IFRS, as not all standards have been analysed in detail, and some decisions have not been made where specific accounting policy elections are available.

(f) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Tax consolidation legislation

BlueScope Steel Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 23 July 2002. The Australian Taxation Office was notified of this decision.

As a consequence, BlueScope Steel Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax sharing agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses arising under the tax sharing agreement are recognised as a component of income tax expense.

The deferred tax balances recognised by the parent entity in relation to wholly-owned entities joining the tax consolidation group are measured based on their carrying amounts before the implementation of the tax consolidation regime.

(g) Foreign currencies

The BlueScope Steel Group is Australian based with significant international operations.

(i) Transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

(ii) Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains or losses arising on the hedge transaction after that date are taken to the net profit.

(iii) Hedges of foreign operations

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation , together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on incorporation of the foreign operation's financial report into the financial report of the BlueScope Steel Group.

(iv) Foreign controlled entities

As all foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the monthly average rate. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(h) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer. This is considered to have occurred when legal title of the product is transferred to the customer and the Company is no longer responsible for the product. The point at which title is transferred is dependent upon the specific terms and conditions of the contract under the sale.

Rendering of services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured.

Interest and dividends
Control of the right to receive the interest and dividend payment.

(i) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(m).

Where an entity or operation is acquired and the fair value of the identifiable net assets, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(k) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.
All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts exceed their recoverable amount. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount.

Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs. Estimated recoverable amount is determined using expected pre-tax net cash flows discounted for the current year at 14.0% (2003: 15.1%).

(l) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, long service leave and the Short Term Incentive Scheme (STI).

Liabilities arising in respect of wages and salaries, STI, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

(i) Superannuation
BlueScope Steel's policy is to account for superannuation contributions when they are payable. A liability is taken up for deficits in employer sponsored defined benefit superannuation funds when a legal obligation exists.

(ii) Termination benefits
Liabilities for termination benefits, not in connection with the acquisition or the closure of an operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisitions are recognised as at the date of acquisition if, at or before the acquisition date, the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out, and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(iii) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(iv) Equity-based compensation benefits
Equity-based compensation benefits are provided to senior officers via the Long Term Incentive Plan Award. Information relating to this scheme is set out in note 33.

The amounts disclosed for remuneration of directors and executives in note 33 include the assessed fair values of share rights at the date they were granted.

The value of the Long Term Incentive Plan is not being recognised as an employment expense.

(m) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding a period of 20 years. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(ii) Research expenditure
Expenditure for research is included in the statement of financial performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

(iii) Patents and trademarks
Amounts paid for patents & trademarks are capitalised and then amortised on a straight-line basis over the expected period of benefit. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(n) Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost. The recoverable amounts of property, plant and equipment are determined in accordance with note 1(k).

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Buildings	Up to 40 years
Plant, machinery and equipment	Up to 30 years

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

(p) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

(q) Provisions

Provisions are recognised when the economic entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for product claims is recognised for all products at the reporting date based on sales volume and past experience of the level of repairs and replacements.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(r) Joint ventures

The interest in joint venture partnerships are accounted for using the equity method. Under this method, the investment is initially recorded at its cost of acquisition and its carrying value is subsequently adjusted for the share of the profits or losses and reserves of the partnership. The investment in joint venture partnerships are decreased by the amounts of dividends received or receivable. Details relating to joint venture partnerships are set out in note 40.

(s) Derivative financial instruments

The BlueScope Steel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge some of these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the statement of financial performance whether or not such derivative is terminated.

Where a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a) deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) included in the statement of financial performance where the anticipated transaction is no longer expected to occur.

Costs arising at the time of entering into hedging transactions are included in other assets and deferred and included in the settlement of the underlying transaction.

Forward exchange contracts
In certain circumstances, the BlueScope Steel Group may enter into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than twelve months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

Interest rate swaps
In certain circumstances, the BlueScope Steel Group may enter into interest rate swap agreements to convert variable interest rates on borrowings to fixed interest rates. Any swaps entered into have the objective of reducing the risk of movements in interest rates.

It is the company's policy to not recognise interest rate swaps in the financial statements.

(t) Other financial assets

Interests in unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(b).

The interest in a joint venture partnership is accounted for as set out in note 1(r).

(u) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, defined as the closure of an operation, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Redundancy costs that are not part of a restructuring program are classified as employee entitlements (refer note 1(l)).

(v) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(w) Trade and other creditors

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Liabilities for related party creditors are carried at principal amount. Interest is recognised as an expense on an accrual basis.

(x) Cash

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(y) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 33 as it is the current intention of the company to satisfy these entitlements through the buy back and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

Note 2. Segment information

Business Segments

The consolidated entity has five business reporting segments: Hot Rolled Products, Coated and Building Products Australia (formerly Coated Products Australia), New Zealand Steel, Coated and Building Products Asia (formerly Coated Products Asia) and Coated and Building Products North America.

On 3 July 2002, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd from the BHP Billiton Group. The operating assets of BlueScope Steel (AIS) Pty Ltd include Port Kembla Steelworks, Packaging Products, and New Zealand Steel. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the previous corresponding twelve month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products
Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of 5.1 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

The segment also includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

Coated and Building Products Australia
Coated and Building Products Australia (formerly Coated Products Australia) markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

The segment also includes Packaging Products, an operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated and Building Products North America
On 27 April 2004, BlueScope Steel Limited acquired Butler Manufacturing Company, a leading designer and manufacturer of pre-engineered steel building systems for the non-residential market in North America, with six manufacturing plants across the US and Mexico.

Butler has two main North American divisions: the North American Buildings Group, which designs, manufactures and markets pre-engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

Note 2. Segment information (continued)

Coated and Building Products Asia
Coated and Building Products Asia (formerly Coated Products Asia) manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

On 27 April 2004, BlueScope Steel Limited acquired the Butler Manufacturing Company, which includes BlueScope Butler China, a business which designs, manufacturers and markets pre-engineered steel building systems and components across China. In addition, Vistawall has operations in China which manufacture and sell extruded aluminium and glass products for the building and construction sector.

New Zealand Steel
The New Zealand Steel operation at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to logistics, export trading and corporate activities.

Geographical segments

The consolidated entity operates in four main geographical areas being Australia, New Zealand, Asia and North America.

Intersegment sales and accounting policies
Intersegment sales are made on a commercial, arms-length basis. Segment accounting policies are the same as the consolidated entity's policies described in Note 1.

Note 2. Segment information (continued)

Primary reporting - business segments

2004	Hot Rolled Products [1] $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Coated and Building Products North America $m	Corporate and Group $m	Consolidated $m
Sales to external customers	1,268.6	484.7	2,742.3	673.8	191.1	377.6	5,738.1
Intersegment sales	1,462.9	75.5	141.2	15.3	0.4	291.4	1,986.7
Intersegment elimination							(1,986.7)
Total sales revenue	2,731.5	560.2	2,883.5	689.1	191.5	669.0	5,738.1
Other revenue	4.7	1.3	3.2	11.5	2.0	9.5	32.2
Intersegment elimination							(0.7)
Total other revenue	4.7	1.3	3.2	11.5	2.0	9.5	31.5
Total segment revenue	2,736.2	561.5	2,886.7	700.6	193.5	678.5	5,769.6
Segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	850.0
Intersegment elimination							(32.1)
Total segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	817.9
Unallocated revenue less unallocated expenses							(14.5)
Profit from ordinary activities before income tax expense							803.4
Income tax expense							(201.6)
Net profit							601.8
Segment assets	2,311.8	520.9	1,684.0	822.7	518.9	124.2	5,982.5
Unallocated assets [2]							124.7
Intersegment elimination							(325.1)
Total assets							5,782.1
Segment liabilities	452.6	92.8	428.7	203.3	286.9	147.8	1,612.1
Unallocated liabilities [2]							1,225.6
Intersegment elimination							(249.2)
Total liabilities							2,588.5
Investments in associates and joint venture partnership	232.1	-	-	-	4.2	-	236.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets [3]	64.5	26.5	104.2	164.1	176.0	4.0	539.3
Depreciation and amortisation expense	127.8	35.4	93.6	22.3	3.6	4.0	286.7
Other non-cash expenses	0.4	(1.0)	1.6	1.2	0.2	(0.9)	1.5

(1) The Hot Rolled Products segment results includes $71.1 million share of net profits of joint venture partnership (refer note 40).
(2) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 27 April 2004 from the purchase of the Butler Manufacturing Company for $186.1 million. This is reflected in the Coated and Building Products North America and Asia segments.

Note 2. Segment information (continued)

Primary reporting - business segments (continued)

2003	Hot Rolled Products [1] $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Corporate and Group $m	Consolidated $m
Sales to external customers	1,198.7	468.7	2,622.9	553.5	428.3	5,272.1
Intersegment sales	1,426.8	79.9	105.4	15.1	287.6	1,914.8
Intersegment eliminations						(1,914.8)
Total sales revenue	2,625.5	548.6	2,728.3	568.6	715.9	5,272.1
Other revenue	6.3	2.0	6.9	6.7	6.2	28.1
Intersegment eliminations						1.9
Total other revenue	6.3	2.0	6.9	6.7	6.2	30.0
Total segment revenue	2,631.8	550.6	2,735.2	575.3	722.1	5,302.1
Segment result	471.2	44.4	118.5	84.0	(101.8)	616.3
Intersegment eliminations						(5.2)
Total segment result	471.2	44.4	118.5	84.0	(101.8)	611.1
Unallocated revenue less unallocated expenses						(17.5)
Profit from ordinary activities before income tax expense						593.6
Income tax expense						(120.9)
Net profit						472.7
Segment assets	2,236.3	501.4	1,607.1	483.2	108.1	4,936.1
Unallocated assets [2]						28.6
Intersegment elimination						(211.6)
Total assets						4,753.1
Segment liabilities	396.5	78.0	399.0	79.3	138.3	1,091.1
Unallocated liabilities [2]						738.6
Intersegment elimination						(167.7)
Total liabilities						1,662.0
Investments in associates and joint venture partnership	151.6	-	-	-	-	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets [3]	1,898.4	346.5	49.2	40.3	10.8	2,345.2
Depreciation and amortisation expense	119.9	37.0	83.5	24.6	5.1	270.1
Other non-cash expenses	(0.9)	11.9	1.0	0.9	0.2	13.1

(1) The Hot Rolled Products segment result includes $69.2 million share of net profits of joint venture partnership (refer note 40).
(2) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BlueScope Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

Note 2. Segment information (continued)

Secondary reporting - geographical segments

	Segment external sales revenues by location of customer		Segment assets		Acquisition of property, plant & equipment, intangibles and other non-current segment assets	
	2004 $m	2003 $m	**2004 $m**	2003 $m	**2004 $m**	2003 $m
Geographical Classification						
Australia	**3,281.5**	3,039.4	**3,455.5**	3,440.2	**171.9**	1,957.0
New Zealand	**363.6**	334.4	**557.2**	528.0	**26.5**	346.5
Asia	**1,237.7**	1,152.7	**845.1**	541.4	**162.9**	40.0
North America	**557.4**	404.9	**879.5**	188.2	**176.2**	-
Other	**297.9**	340.7	**44.8**	55.3	**1.8**	1.7
	5,738.1	5,272.1	**5,782.1**	4,753.1	**539.3**	2,345.2

Note 3. Revenue

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Revenue from operating activities				
Sale of goods	**5,614.5**	5,144.6	**2,468.2**	2,316.7
Services	**123.6**	127.5	**-**	-
	5,738.1	5,272.1	**2,468.2**	2,316.7
Revenue from outside the operating activities				
Management and guarantee fees related parties	**-**	-	**0.6**	1.1
Interest related parties	**-**	-	**19.9**	29.4
Interest external	**2.5**	4.1	**0.1**	0.1
Dividends related parties	**-**	-	**18.1**	44.6
Dividends external	**1.0**	1.9	**-**	-
Rental income related parties	**-**	-	**-**	0.3
Royalty income related parties	**-**	-	**-**	3.6
Other revenue external	**11.8**	12.8	**-**	-
Other revenue related parties	**2.1**	2.2	**7.8**	0.9
Gross proceeds from the sale of assets	**14.1**	9.0	**1.6**	6.2
	31.5	30.0	**48.1**	86.2
Revenue from ordinary activities	**5,769.6**	5,302.1	**2,516.3**	2,402.9

Note 4. Profit from ordinary activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Net Gains				
Net gain on disposal				
Property, plant and equipment	**5.3**	4.5	**0.9**	4.3
Investments	**2.7**	-	**-**	-
Expenses				
Cost of goods sold	**4,109.2**	3,859.5	**1,880.5**	1,805.1
Depreciation				
Buildings	**15.9**	14.9	**3.7**	3.4
Plant and equipment	**269.6**	254.8	**64.5**	58.1
Total depreciation	**285.5**	269.7	**68.2**	61.5
Amortisation				
Goodwill	**1.0**	0.4	**0.1**	-
Plant and equipment under finance lease	**0.2**	-	**-**	-
Total amortisation	**1.2**	0.4	**0.1**	-
Total depreciation and amortisation	**286.7**	270.1	**68.3**	61.5
Other charges against assets				
Write down/(writeback) of inventories to NRV	**(0.7)**	0.4	**1.3**	1.8
Write down of investments to recoverable amount	**1.3**	12.6	**-**	-
Write down of controlled entity investments to recoverable amount	**-**	-	**-**	6.7
Bad and doubtful debts - trade debtors	**0.8**	(0.3)	**0.3**	(0.8)
Bad and doubtful debts - sundry debtors	**-**	0.5	**-**	-
Borrowing costs				
Other parties	**16.6**	26.4	**-**	-
Related parties	**0.2**	-	**-**	-
Total borrowing costs	**16.8**	26.4	**-**	-
Amount capitalised	**-**	(4.4)	**-**	-
Borrowing costs expensed	**16.8**	22.0	**-**	-
Research and development	**19.6**	15.5	**15.2**	10.5
Net foreign exchange losses	**(0.2)**	(21.3)	**(1.8)**	(7.8)
Defined benefit superannuation expense (note 37)	**36.1**	53.8	**8.2**	16.3
Rental expense relating to operating leases	**51.8**	44.2	**11.2**	9.1

Note 4. Profit from ordinary activities (continued)

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(b) Individually specific expenses				
Provision for costs associated with the company name change (1)	-	20.0	-	20.0
Lump sum contribution to the defined benefit division of the Australian Superannuation Fund (2)	-	20.0	-	9.2
Provision for write-down of investment (3)	-	11.8	-	-
	-	51.8	-	29.2

(1) BlueScope Steel Limited was required to change its company name within two years of the separation from the BHP Billiton Group. The company changed its name from BHP Steel to BlueScope Steel on 17 November 2003.

(2) In January 2003, a $20 million lump sum contribution was made to the BlueScope Steel Superannuation Fund defined benefit division.

(3) In support of the New Zealand Steel Pension Fund, a group company made an investment of $11.8 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment resulted in an improvement in the financial position of the Pension Fund, it was fully provided against at 30 June 2003 on the basis that it is not considered recoverable by the company (refer note 14).

Note 5. Income tax

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Income tax expense				
(a) The income tax expense for the financial year differs from the amount calculated on profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	**803.4**	593.6	**202.9**	131.2
Income tax calculated @ 30% (2003: 30%)	**241.0**	178.1	**60.9**	39.3
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**5.7**	2.9	**0.4**	0.6
Investment allowance	**(1.3)**	-	-	-
Research and development incentive	**(3.0)**	(2.8)	**(0.7)**	(0.9)
Recognition of previously unbooked tax losses	**(29.5)**	-	-	-
Utilisation of unbooked tax losses	**(31.5)**	(47.5)	-	-
Non-assessable dividends	**(0.3)**	(0.5)	**(5.4)**	(13.4)
Non taxable (gains)/losses	**(1.1)**	(2.0)	**(0.4)**	1.1
Exempt income	**(13.5)**	(10.9)	-	-
Non-deductible entertainment	**0.7**	0.5	**0.3**	0.3
Other variations	**1.2**	4.7	**0.5**	3.5
Income tax adjusted for permanent differences	**168.4**	122.5	**55.6**	30.5
Effect of differing rates of tax on overseas income	**6.5**	0.4	-	-
Under (over) provision in prior year	**26.7**	(2.0)	**1.2**	3.4
Income tax expense attributable to profit from ordinary activities	**201.6**	120.9	**56.8**	33.9

Note 5. Income tax (continued)

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Tax losses				
(b) The directors estimate that that the potential future income tax benefit at 30 June 2004 in respect of tax losses not brought to account is	135.6	182.3	-	-

This benefit for tax losses will only be obtained if:

(i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the entity in realising the benefit from the deductions for the losses.

Future income tax benefits attributable to tax losses recognised as a future income tax benefit and as a reduction of the provision for deferred income tax are disclosed in note 25.

Tax consolidation legislation.

BlueScope Steel Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 23 July 2002. The Australian Tax Office has been notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(f). There was no impact on income tax expense for the year from entering tax consolidation as it was elected to retain the existing tax values of the company's assets. There would have been an unfavourable reduction in the tax values of the company's assets if they were reset upon entering tax consolidations.

The wholly-owned entities have fully compensated BlueScope Steel Limited for deferred tax liabilities assumed by BlueScope Steel Limited on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to BlueScope Steel Limited.

The entities have also entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities reimburse BlueScope Steel Limited for any current income tax payable and deferred tax payable by BlueScope Steel Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current and non-current tax-related receivable by BlueScope Steel Limited (see notes 7 and 11). In the opinion of the directors, the tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by BlueScope Steel Limited.

Note 6. Current assets - Cash assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Cash at bank and on hand	**117.2**	83.1	**0.2**	1.9
Short term deposits	**2.2**	7.9	**-**	-
	119.4	91.0	**0.2**	1.9
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:				
Balances as above	**119.4**	91.0	**0.2**	1.9
Less: Bank overdrafts (note 20)	**1.3**	-	**-**	-
Balances as per statements of cash flows	**118.1**	91.0	**0.2**	1.9

Note 7. Current assets - Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Trade debtors	**837.7**	524.4	**215.9**	166.4
Less: Provision for doubtful debts	**18.3**	13.0	**2.9**	3.2
	819.4	511.4	**213.0**	163.2
Related party trade debtors	**-**	-	**46.1**	21.2
Other debtors	**169.8**	128.2	**29.1**	29.2
Tax related amounts receivable from wholly-owned entities (refer note 1(f))	**-**	-	**108.4**	-
Loans to related parties	**-**	-	**231.5**	692.4
	989.2	639.6	**628.1**	906.0

Sale of receivables program

The value of trade receivables for the parent entity and consolidated group at 30 June 2004 would have been $129.4 million and $191.4 million higher respectively (2003: $159.6 million and $206.0 million respectively) but for the sale of such receivables. A balance of $25.4 million for the parent entity and $39.3 million for the consolidated group (2003: $22.6 million and $29.0 million respectively) is held in other debtors in relation to the sale of receivables program, representing retentions on the amounts sold.

BlueScope Steel (Finance) Ltd purchased receivables from North Star BlueScope Steel, a 50% owned joint venture partnership (refer note 40) and then onsold these receivables to Corporate Receivables Securitisation Limited (CRS), an asset securitisation company. This has resulted in a balance of $92.9 million (2003: $66.6 million) being recorded in other debtors. BlueScope Steel (Finance) Limited has also recognised an other creditor of $88.5 million (2003: $65.0 million) pertaining to amounts owing to CRS.

Note 8. Current assets - Inventories

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**205.9**	110.0	**29.0**	26.3
	205.9	110.0	**29.0**	26.3
Work in progress				
At cost	**275.2**	258.6	**121.6**	124.6
At net realisable value	**2.2**	7.5	**1.8**	4.3
	277.4	266.1	**123.4**	128.9
Finished goods				
At cost	**348.9**	196.1	**77.9**	64.2
At net realisable value	**17.8**	28.3	**5.6**	9.0
	366.7	224.4	**83.5**	73.2
Spares and other				
At cost	**41.4**	38.9	**3.9**	5.1
	41.4	38.9	**3.9**	5.1
Total current assets - inventories				
At cost	**871.4**	603.6	**232.4**	220.2
At net realisable value	**20.0**	35.8	**7.4**	13.3
	891.4	639.4	**239.8**	233.5

Note 9. Current assets - Other financial assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Investments - cost				
Term deposits	**-**	4.1	**-**	-

Note 10. Current assets - Other

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Deferred charges and prepayments	**43.7**	17.6	**2.7**	3.4

Note 11. Non-current assets - Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Related party trade debtors (note 38)	**-**	-	**8.4**	8.4
Other receivables	**7.1**	10.8	**6.2**	10.3
Tax related amounts receivable from wholly-owned entities (note 1(f))	**-**	-	**292.6**	-
	7.1	10.8	**307.2**	18.7

Note 12. Non-current assets - Inventories

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**1.1**	0.8	**1.1**	0.8
	1.1	0.8	**1.1**	0.8
Finished goods				
At cost	**12.3**	-	**-**	-
	12.3	-	**-**	-
Spares and other				
At cost	**53.0**	52.2	**24.3**	21.8
At net realisable value	**4.7**	5.2	**-**	-
	57.7	57.4	**24.3**	21.8
Total non-current inventories				
At cost	**66.4**	53.0	**25.4**	22.6
At net realisable value	**4.7**	5.2	**-**	-
	71.1	58.2	**25.4**	22.6

Note 13. Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Equity accounted joint venture partnership (note 40(a))	**200.2**	130.6	-	-
Loan to joint venture partnership	**31.9**	21.0	-	-
Shares in other associates (note 40(b))	**4.2**	-	-	-
	236.3	151.6	-	-

Investments in joint venture partnerships and associates are accounted for in the consolidated financial statements using the equity method of accounting.

Reconciliations
Reconciliations of the movement in the carrying amounts of the interest in the joint venture partnership are set out in note 40.

Note 14. Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Non-traded investments				
Shares in controlled entities - at cost (note 39)	-	-	**1,656.2**	1,648.9
Less: Provision for write down	-	-	**6.7**	6.7
Shares in other corporations - at cost	**17.0**	16.3	-	-
Less: Provision for write down (note 4(b))	**12.4**	11.8	-	-
Total non-traded shares - at recoverable amount	**4.6**	4.5	**1,649.5**	1,642.2
Partnerships	**10.8**	9.7	-	-
Less: Provision for write down	**10.8**	9.7	-	-
Total partnerships - at recoverable amount	-	-	-	-
	4.6	4.5	**1,649.5**	1,642.2

Note 15. Non-current assets - Property, plant and equipment

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Land and buildings				
Land and buildings (a)				
At cost	**687.6**	588.7	**154.1**	152.5
Less: Accumulated depreciation	**262.6**	248.1	**77.7**	74.5
Total land and buildings	**425.0**	340.6	**76.4**	78.0
Plant, machinery and equipment				
Plant, machinery and equipment (b)				
At cost	**6,125.0**	5,783.6	**1,509.8**	1,469.4
Less: Accumulated depreciation	**3,268.0**	3,038.6	**864.2**	836.4
Total plant, machinery and equipment	**2,857.0**	2,745.0	**645.6**	633.0
Plant, machinery and equipment under finance lease (c)				
At cost	**6.8**	-	**-**	-
Less: Accumulated depreciation	**0.2**	-	**-**	-
Total plant, machinery and equipment under finance lease	**6.6**	-	**-**	-
Total plant, machinery and equipment	**2,863.6**	2,745.0	**645.6**	633.0
Total property, plant and equipment	**3,288.6**	3,085.6	**722.0**	711.0

Note 15. Non-current assets - Property, plant and equipment (continued)

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year are set out below:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Land and buildings				
Opening carrying value	**340.6**	206.0	**78.0**	76.4
Additions	**13.6**	22.2	**2.3**	2.2
Additions through acquisition of entities	**82.3**	145.3	**-**	-
Depreciation	**(15.9)**	(14.9)	**(3.7)**	(3.4)
Disposals	**(2.2)**	(2.0)	**(0.2)**	(1.2)
Class reclassification	**1.8**	3.9	**-**	4.0
Exchange variations/other	**4.8**	(19.9)	**-**	-
Closing carrying value	**425.0**	340.6	**76.4**	78.0
(b) Plant, machinery and equipment				
Opening carrying value	**2,745.0**	859.1	**633.0**	644.9
Additions	**286.2**	161.9	**75.9**	49.0
Additions through acquisition of entities	**98.5**	2,012.2	**1.7**	-
Depreciation	**(269.6)**	(254.8)	**(64.5)**	(58.1)
Disposals	**(3.8)**	(2.5)	**(0.5)**	(0.8)
Class reclassification	**(1.8)**	(1.9)	**-**	(2.0)
Exchange variations/other	**2.5**	(29.0)	**-**	-
Closing carrying value	**2,857.0**	2,745.0	**645.6**	633.0
(c) Plant, machinery and equipment under finance lease				
Opening carrying value	**-**	-	**-**	-
Additions through acquisition of entities	**6.3**	-	**-**	-
Depreciation	**(0.2)**	-	**-**	-
Exchange variations/other	**0.5**	-	**-**	-
Closing carrying value	**6.6**	-	**-**	-
Valuation of land and buildings				
Land	**216.5**	175.2	**43.3**	42.6
Buildings	**612.2**	533.8	**122.8**	125.5
	828.7	709.0	**166.1**	168.1

The current value of land is determined mainly by reference to rating authority valuations, or fair value for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Note 16. Non-current assets - Deferred tax assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Future income tax benefit (refer note 1(f))	**58.0**	37.3	**-**	-

The consolidated future income tax benefit includes income tax losses of $54.8 million (2003: $22.5 million).

Note 17. Non-current assets - Intangible assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Goodwill at cost	**61.6**	4.9	**2.6**	-
Less: Accumulated amortisation	**1.5**	0.4	**0.1**	-
	60.1	4.5	**2.5**	-
Patents - at cost	**9.9**	10.4	**0.1**	0.2
Less: Accumulated amortisation	**9.9**	10.4	**0.1**	0.2
	-	-	**-**	-
	60.1	4.5	**2.5**	-

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Deferred charges and prepayments	**12.6**	8.9	**0.8**	1.1

Note 19. Current liabilities - Payables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Trade creditors	**562.1**	352.3	**79.2**	86.7
Related party trade creditors	**-**	-	**118.6**	72.7
Other creditors	**166.2**	140.7	**28.5**	32.0
	728.3	493.0	**226.3**	191.4

Note 20. Current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured				
Bank loans (note 32(a))	**4.4**	-	-	-
Other loans (note32(a))	**0.5**	-	-	-
Lease liabilities (note 36)	**1.7**	-	-	-
	6.6	-	-	-
Unsecured				
Bank overdraft (note 6)	**1.3**	-	-	-
Bank loans (note 32(a))	**364.6**	101.5	-	-
Associate loans (note 32(a))	**43.5**	-	-	-
Loans from related parties	**-**	-	**373.5**	389.0
	409.4	101.5	**373.5**	389.0
	416.0	101.5	**373.5**	389.0

Details of the security relating to each of the secured liabilities and further information on the bank overdrafts and bank loans are set out in note 24.

Note 21. Current liabilities - Current tax liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Income tax (refer note 1(f))	**154.3**	108.0	**148.5**	38.7

Note 22. Current liabilities - Provisions

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Product claims	**22.7**	36.0	**10.6**	33.8
Employee benefits	**215.5**	175.7	**74.5**	77.5
Restructure	**25.3**	0.3	**-**	0.3
Workers compensation	**23.5**	23.0	**6.3**	9.6
Other	**7.7**	23.7	**1.5**	20.5
	294.7	258.7	**92.9**	141.7

Note 22. Current liabilities - Provisions (continued)

Product claims
A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

Restructure
The restructure provision primarily relates to the mid-2005 closure of the Butler Buildings North America plant located in Galesburg. The provision was taken up as part of the Butler Manufacturing Company balance sheet acquired on 27 April 2004.

Workers Compensation
In Australia, BlueScope Steel Limited is a registered self-insurer for workers compensation. Provisions are recognised based on calculations performed by an external actuary. Butler Manufacturing Company maintains policy deductibles for its workers compensation insurance plans.

Other
In the prior year, a $20 million provision was raised to cover the costs of changing the company's name. A $1.5m provision remains outstanding at 30 June 2004.

Note 23. Current liabilities - Other

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Deferred income	**92.5**	8.1	**-**	-

Note 24. Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured				
Bank loans (note 32(a))	**39.7**	-	-	-
Other loans (note 32(a))	**1.1**	-	-	-
Lease liabilities (note 36)	**5.1**	-	-	-
	45.9	-	-	-
Unsecured				
Bank loans (note 32(a))	**99.4**	33.8	-	-
Other loans (note 32(a))	**31.4**	32.6	-	-
	130.8	66.4	-	-
Total non-current interest bearing liabilities	**176.7**	66.4	-	-

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured liabilities				
Total secured liabilities (current and non-current) are:				
Loans	**45.7**	-	-	-
Lease liabilities	**6.8**	-	-	-
Total secured liabilities	**52.5**	-	-	-

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

Assets pledged as security

The carrying amounts of non-current assets pledged as security are:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
First mortgage				
Freehold land and buildings	**34.9**	-	-	-
Lien on financed property	**10.8**	-	-	-
Total assets pledged as security	**45.7**	-	-	-

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Financing arrangements

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Bank overdrafts	**23.6**	16.4	-	-
Bank loan facilities	**915.0**	809.6	-	-
	938.6	826.0	-	-
Used at balance date				
Bank overdrafts	**1.3**	-	-	-
Bank loan facilities	**508.1**	135.3	-	-
	509.4	135.3	-	-
Unused at balance date				
Bank overdrafts	**22.3**	16.4	-	-
Bank loan facilities	**406.9**	674.3	-	-
	429.2	690.7	-	-

Bank loan facilities

Australian

Bank loan facilities for Australian operations consist of the following facilities:

(a) a $400 million Loan Note Facility with a syndicate of banks. The facility comprises a 3 year tranche of $200 million and a 5 year tranche of $200 million maturing respectively in June 2005 and in June 2007.

(b) $100 million of 364 day facilities to support working capital and other short term cash requirements. These comprise a $40 million facility and two $30 million facilities, maturing in June and July 2005.

(c) a $217 million bridging facility with two banks to facilitate the purchase of Butler Manufacturing Company.

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Non Australian

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses. Facilities for non-Australian businesses include:

(a) a MYR67 million (A$26 million) long term amortising loan held by BlueScope Steel (Malaysia) Sdn Bhd. This facility expires in 2008.

(b) a US$25 million (A$36 million) short term facility to support working capital and other short term cash requirements for PT BlueScope Steel Indonesia.

(c) a US$15 million (A$22 million) short term facility to support working capital and other short term cash requirements for BlueScope Steel Thailand Limited.

Other facilities

On the 1 July 2004, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million (A$435 million). These funds have been used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company. This has been disclosed as an event occurring after reporting date (refer note 41).

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

Bank overdraft

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 25. Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Provision for deferred income tax (refer note 1(f))	**388.3**	395.1	**370.0**	76.9

The consolidated provision for deferred income tax has been reduced by $29.0 million (2003: $11.4 million) in respect of future income tax benefits attributable to tax losses (see also note 5).

Note 26. Non-current liabilities - Provisions

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Product claims	**31.0**	19.2	**11.2**	4.7
Employee benefits	**208.1**	142.8	**59.0**	42.6
Restoration and rehabilitation	**2.1**	1.4	**-**	-
Workers compensation	**83.0**	67.8	**10.7**	6.6
Other	**13.5**	-	**-**	-
	337.7	231.2	**80.9**	53.9

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Product claims $m	**Restructure $m**	**Restoration & rehabilitation $m**	**Workers Compensation $m**	**Other $m**	**Total $m**
Consolidated						
Current and Non-current						
Carrying amount at 1 July 2003	55.2	0.3	1.4	90.8	23.7	171.4
Additional provisions recognised	18.4	0.4	0.6	18.1	(2.0)	35.5
Payments	(31.4)	(0.6)	-	(9.2)	(17.7)	(58.9)
Provisions acquired	9.6	23.4	-	6.3	15.6	54.9
Exchange fluctuations	1.9	1.8	0.1	0.5	1.6	5.9
Carrying amount at 30 June 2004	53.7	25.3	2.1	106.5	21.2	208.8

	Product claims $m	**Restructure $m**	**Restoration & rehabilitation $m**	**Workers Compensation $m**	**Other $m**	**Total $m**
Parent entity						
Current and Non-current						
Carrying amount at July 1 2003	38.5	0.3	-	16.2	20.5	75.5
Additional provisions recognised	11.8	0.3	-	5.1	(1.7)	15.5
Payments	(28.5)	(0.6)	-	(4.3)	(17.3)	(50.7)
Carrying amount at 30 June 2004	21.8	-	-	17.0	1.5	40.3

Note 27. Contributed equity

	Parent entity		Parent entity	
	2004	2003	**2004**	2003
	Shares	Shares	**$m**	$m
Issued and paid up capital	**732,320,847**	784,685,949	**1,914.9**	2,182.1

Note 27. Contributed equity (continued)

(a) Movements in ordinary share capital

Date	Details	Number of shares	Issue/ redemption price	$m
30-6-2002	Balance	100,000,000		164.0
22-7-2002	Demerger from BHP Billiton	693,000,000	$2.95	2,045.4
31-3-2003	Share buyback	(1,615,000)	$3.08	(5.0)
30-4-2003	Share buyback	(2,800,000)	$3.27	(9.2)
31-5-2003	Share buyback	(2,816,999)	$3.24	(9.1)
30-6-2003	Share buyback	(1,082,052)	$3.59	(3.9)
	Less: Transaction costs arising on share buyback			0.1
30-6-2003	Balance	784,685,949		2,182.1
31-7-2003	Share buyback	(9,131,867)	$4.08	(37.3)
31-8-2003	Share buyback	(4,598,638)	$4.43	(20.4)
30-9-2003	Share buyback	(9,953,681)	$4.94	(49.2)
31-10-2003	Share buyback	(6,820,443)	$5.28	(36.0)
30-11-2003	Share buyback	(7,389,880)	$5.15	(38.0)
31-12-2003	Share buyback	(7,532,781)	$5.22	(39.3)
30-01-2004	Share buyback	(6,937,812)	$5.41	(37.5)
	Employee share plan			(9.2)
				1,915.2
	Less: Transaction costs arising on share buyback			0.3
30-6-2004	Balance	732,320,847		1,914.9

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Share buyback

The company commenced a 10% on-market buyback of share capital on 14 March 2003. The total number of shares that could be repurchased was 79,300,000. At the conclusion of the share buyback on 13 March 2004, the total number of shares bought back was 60,679,153 ($285.3 million, including $0.4 million of transaction costs).

Note 27. Contributed equity (continued)

(d) Employee share plan

In September 2003, the company provided 200 BlueScope Steel Limited shares at nil cost to 9,403 eligible employees (1,880,600 shares). The objective was to recognise and reward employees for their contribution to the company's first year financial and workplace safety performance and provide them with the opportunity to become long term shareholders. An equivalent number of shares were bought back at $4.88 per share.

(e) Share rights

For details on share rights issued to senior executives refer to note 33.

Note 28. Reserves and retained profits

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Reserves				
Asset revaluation reserve	-	-	-	-
Foreign currency translation reserve	**(77.5)**	(91.2)	-	-
General reserve	-	-	-	-
	(77.5)	(91.2)	-	-
Movements:				
Asset revaluation reserve				
Opening balance	-	117.6	-	117.4
Transfer to retained profits	-	(117.6)	-	(117.4)
Closing balance	-	-	-	-
Foreign currency translation reserve				
Opening balance	**(91.2)**	(13.3)	-	-
Net exchange differences on translation of foreign controlled entities	**12.7**	(77.9)	-	-
Transfers to retained profits	**1.0**	-	-	-
Closing balance	**(77.5)**	(91.2)	-	-
General reserve				
Opening balance	-	78.6	-	78.6
Transfer to retained profits	-	(78.6)	-	(78.6)
Closing balance	-	-	-	-

Note 28. Reserves and retained profits (continued)

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
(b) Retained profits					
Retained profits at the beginning of the financial year		**961.4**	387.7	**466.7**	245.9
Net profit attributable to members of BlueScope Steel Limited		**584.1**	451.7	**146.1**	97.3
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"	1(a)	**-**	(2.8)	**-**	(1.1)
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Aggregate of amounts transferred from reserves	28(a)	**(1.0)**	196.2	**-**	196.0
		1,302.9	961.4	**371.2**	466.7

(c) Nature and purpose of reserves

(i) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(g)(iv).

(ii) Asset revaluation reserve and general reserve
These reserves have been transferred to retained profits following a review of their purpose which established that they were no longer applicable.

Note 29. Outside equity interests in controlled entities

	Consolidated 2004 $m	Consolidated 2003 $m
Interest in:		
Share capital	**52.6**	52.0
Reserves	**(19.1)**	(18.2)
Retained profits	**19.8**	5.0
	53.3	38.8

Note 30. Equity

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Total equity at the beginning of the financial year		**3,091.1**	771.7	**2,648.8**	605.9
Total changes in equity recognised in the statement of financial performance		**596.8**	371.0	**146.1**	96.2
Transactions with owners as owners:					
Contributions of equity	27	**-**	2,045.4	**-**	2,045.4
Share buy-back	27	**(258.0)**	(27.3)	**(258.0)**	(27.3)
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Employee share plan	27	**(9.2)**	-	**(9.2)**	-
Total changes in outside equity interest	29	**14.5**	1.7	**-**	-
Total equity at the end of the financial year		**3,193.6**	3,091.1	**2,286.1**	2,648.8

Note 31. Dividends

	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Total dividends paid	**241.6**	71.4	**241.6**	71.4

As at 30 June 2004, the company's franking credits available for subsequent years is $148.0 million (2003: $85.3 million). The franking credits balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

A fully franked final dividend of 13 cents ($100 million) and a fully franked special dividend of 7 cents ($53.8 million) per fully paid ordinary share was paid on 10 October 2003. A fully franked interim dividend of 12 cents per fully paid ordinary share was paid on 29 March 2004 ($87.9 million).

The directors have declared a fully franked final dividend of 18 cents and a fully franked special dividend of 10 cents per fully paid ordinary share. The estimated final dividend payable of $131.8 million and the special dividend payable of $73.2 million to be paid on 18 October 2004 (record date 5 October 2004), have not been recognised as a liability at 30 June 2004.

Note 32. Financial instruments

The BlueScope Steel Group's financial risks are categorised under the following headings.

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks and the policies the BlueScope Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BlueScope Steel Group's accounting policies for financial instruments are set out in note 1(s).

Liquidity and Credit Risk

The BlueScope Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BlueScope Steel Group within the normal terms of trade. To manage this risk, the BlueScope Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BlueScope Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BlueScope Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BlueScope Steel Group customers are made either on open terms or subject to independent payment guarantees. The BlueScope Steel Group has a significant concentration of credit risk with three major customers, being OneSteel Ltd, Smorgon Steel Ltd group, and the Amatek Group. These entities are all major customers of the BlueScope Steel Group in Australia and credit risk with these businesses is managed on an active and on-going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BlueScope Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Note 32. Financial instruments (continued)

Geographic
The BlueScope Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BlueScope Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.
Terms of trade are continually monitored by the BlueScope Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and Atradius Credit Insurance N.V.

Industry
The BlueScope Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BlueScope Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BlueScope Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly Hot Rolled Coil and Slab. The current absence of a derivative market for steel prices means that any hedging program for other price risks would be largely ineffective in reducing cashflow at risk as the primary driver of cashflows would remain unhedged.

Interest Rate Risk
The BlueScope Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BlueScope Steel Group price risk management strategy.

Foreign Exchange Risk - Interest Bearing Liabilities
In addition to transactional exposures related to sales and purchases, the BlueScope Steel Group has interest bearing liabilities denominated in foreign currencies. The BlueScope Steel Group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Forward exchange contracts
The BlueScope Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian-based entities. Foreign exchange risk is managed as part of the BlueScope Steel Group price risk management strategy.

Commodity price risk
The BlueScope Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BlueScope Steel Group price risk management strategy.

There is no physical or derivative market for trading of steel that would provide an appropriate mechanism for undertaking hedging of steel prices.

Butler Manufacturing Company have $3.5 million of outstanding aluminium contracts. This is made up of 58 contracts with each contract buying 25-tonnes of aluminium at an average price of US$1,665 per tonne. These contracts currently have a mark to market loss of $0.1 million. This amount has been taken up in the financial statements.

Note 32. Financial instruments (continued)

(a) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

2004	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	2.3	119.4	-	-	-	-	119.4
Loan to joint venture partnership	13	1.9	31.9	-	-	-	-	31.9
Other financial assets - investments	14		-	-	-	-	4.6	4.6
External receivables	7,11		-	-	-	-	996.3	996.3
			151.3	-	-	-	1,000.9	1,152.2
Financial liabilities								
Trade and other creditors	19		-	-	-	-	728.3	728.3
Bank overdraft	20	2.3	1.3	-	-	-	-	1.3
Bank loans	20,24	3.8	484.4	23.7	-	-	-	508.1
Lease liabilities	20,24	6.0	-	-	5.4	1.4	-	6.8
Other loans	20,24	5.4	43.5	-	1.2	31.8	-	76.5
Interest rate swaps*			26.5	(26.5)	-	-	-	-
			555.7	(2.8)	6.6	33.2	728.3	1,321.0
Net financial assets (liabilities)			(404.4)	2.8	(6.6)	(33.2)	272.6	(168.8)

* Notional principal amounts

Note 32. Financial instruments (continued)

2003	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	3.5	91.0	-	-	-	-	91.0
Investments - term deposits	9	2.5	4.1	-	-	-	-	4.1
Loan to joint venture partnership	13	2.8	21.0	-	-	-	-	21.0
Other financial assets - investments	14		-	-	-	-	4.5	4.5
External receivables	7,11		-	-	-	-	650.4	650.4
			116.1	-	-	-	654.9	771.0
Financial liabilities								
Trade and other creditors	19		-	-	-	-	493.0	493.0
Bank loans	20,24	5.4	135.3	-	-	-	-	135.3
Other external loans	24	6.5	-	-	-	32.6	-	32.6
Interest rate swaps*			52.7	(27.5)	(25.2)	-	-	-
			188.0	(27.5)	(25.2)	32.6	493.0	660.9
Net financial assets (liabilities)			(71.9)	27.5	25.2	(32.6)	161.9	110.1

* Notional principal amounts

(b) Net fair value of financial assets and liabilities

(i) **On-balance sheet**

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is deemed to be its carrying value. Non-traded equity investments are carried at the lower of cost or net realisable value.

(ii) **Off-balance sheet**

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the present value of the estimated future cash flows. The net fair value has not been recognised as an asset or liability, in accordance with the company's accounting policy outlined in note 1(s).

Note 32. Financial instruments (continued)

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2004		2003	
	Carrying amount $m	Net fair value $m	Carrying amount $m	Net fair value $m
On-balance financial instruments				
Financial assets				
Cash	**117.2**	**117.2**	83.1	83.1
Deposits	**2.2**	**2.2**	12.0	12.0
Trade debtors	**819.4**	**819.3**	511.4	511.4
Other debtors	**176.9**	**176.9**	139.0	139.0
Equity accounted investments	**236.3**	**236.3**	151.6	151.6
Shares in other corporations	**4.6**	**4.6**	4.5	4.5
Non-traded financial assets	**1,356.6**	**1,356.5**	901.6	901.6
Financial liabilities				
Trade creditors	**562.1**	**562.1**	352.3	352.3
Other creditors	**166.2**	**166.2**	140.7	140.7
Bank overdraft	**1.3**	**1.3**	-	-
Bank loans	**508.1**	**508.1**	135.3	135.3
Other loans	**76.5**	**81.5**	32.6	36.7
Lease liabilities	**6.8**	**6.8**	-	-
Non-traded financial liabilities	**1,321.0**	**1,326.0**	660.9	665.0
Off-balance sheet financial instruments				
Financial assets				
Interest rate swaps	**-**	**1.0**	-	2.3

Note 33. Director and executive disclosures

Directors
The following persons were Directors of BlueScope Steel Limited during the financial year:

Chairman - non executive
G J Kraehe, AO

Executive Director - Managing Director and Chief Executive Officer
K C Adams

Non-executive Directors
R J McNeilly
J Crabb
D J Grady
H K McCann
P J Rizzo
Y P Tan

J Crabb resigned as a director of BlueScope Steel Limited on 28 July 2004.

Executives (other than directors) with the greatest authority for strategic direction and management
The following persons form part of the Executive Leadership Team ("ELT") and are the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position
L E Hockridge	President - Industrial Markets
K J Fagg	President - Market and Logistics Solutions
B G Kruger	Chief Financial Officer
N H Cornish	President - Australian Building and Manufacturing Markets
M Courtnall	President - Asian Building and Manufacturing Markets
I R Cummin	Executive Vice President - Human Resources (from September 2003)

All of the above persons were also specified executives during the year ended 30 June 2003, except for I R Cummin who commenced employment with the group on 1 September 2003.

Remuneration of directors and executives
Principles used to determine the nature and amount of remuneration
The company's remuneration policy is directed at underpinning a high performance organisation. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, the BlueScope Steel Group must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables the company to:
- Compete for executive talent by providing competitive remuneration; and
- Maintain an appropriate "at risk mix" in total remuneration to ensure the BlueScope Steel Group delivers superior performance and grows shareholder value.

The company complies with the legal requirements applicable to shareholder approval for participation in equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to its executive directors.

Note 33. Director and executive disclosures (continued)

Non-executive Directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive Directors' fees and payments are reviewed annually by the Board. The Board has sought the advice of an expert external remuneration consultant to ensure non-executive directors' fees and payments reflect their duties and are in line with the market. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive Directors do not receive share rights. Non-executive Directors are expected to accumulate over time a shareholding in the Company at least equivalent in value to their annual remuneration. Non-executive Directors are expected to salary sacrifice a minimum of 10% of their remuneration each year to purchase BlueScope Steel Limited shares (instead of cash fees), which are acquired on-market. Shareholders approved this arrangement at the Annual General Meeting in November 2003, and directors commenced participation in this arrangement in January 2004.

Directors' fees
The current remuneration of non-executive directors was last reviewed with effect from 1 January 2004. The Chairman and Deputy Chairman's remuneration is inclusive of Board committee fees. Other non-executive directors who chair a Board committee receive additional yearly fees and members of the Audit and Risk Committee also receive an additional yearly fee. Mr Tan (a resident of Singapore) is in receipt of a travel allowance recognising his involvement in representing the Board in activities with BlueScope Steel's Asian business and the significant travel requirement imposed in respect of attendance at meetings.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum fee pool limit currently stands at $1,750,000 per annum (inclusive of superannuation).

Retirement allowances for Directors
BlueScope Steel Limited does not provide any retirement allowances for directors.

Executive pay
The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

Base salary
Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans
The Short Term Incentive Plan is an annual 'at risk' cash bonus scheme. Goals are established for each participant under the following categories:

- **Shareholder Value Delivery** - financial performance measures are used including Net Profit After Tax, Earnings Before Interest and Tax and Cashflow.
- **Zero Harm** - safety and environment performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- **Business Excellence** - performance measures for the financial year ending 30 June 2004 were focused on delivery performance, days of inventory and cost of poor quality product.
- **Strategy** - implementation of specific initiatives.

Note 33. Director and executive disclosures (continued)

Executives have a weighting of 60% of their bonus on the shareholder value measures. For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

The Long Term Incentive Plan is an award of share rights to eligible executives. Eligibility, performance hurdles and the quantity of share rights awarded is at the discretion of the Board. This decision is made annually taking into account the annual business performance results. No financial assistance is provided to executives in respect of any tax liability or cost arising from the exercising of share rights.

Executives are expected to accumulate over time a shareholding in the Company. For senior executives, this shareholding is expected to be at least equivalent in value to their annual remuneration.

Post-retirement benefits
BlueScope Steel Limited operates superannuation funds in Australia, New Zealand and North America for its employees. In these locations there are a combination of defined benefit and accumulation type plans. Contributions are also made to other international superannuation plans for employees outside of Australia, New Zealand and North America.

Other benefits
Additionally, executives are eligible to participate in an annual health assessment program designed to ensure that executives have their health status reviewed on a regular basis.
Amounts disclosed for remuneration for directors and specified executives exclude insurance premiums paid by the consolidated entity in respect of directors' and officers' liability insurance contracts and corporate travel insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the directors' report.

Details of remuneration
Details of the remuneration of each Director of BlueScope Steel Limited and each of the six specified executives of BlueScope Steel Limited is set out in the following tables.

Directors of BlueScope Steel Limited

2004	Primary (1)				Post-employment	Equity (2)	
Name	Cash salary and fees $	At risk cash bonus $	Non-monetary benefits $	Sub total $	Super-annuation $	Share rights $	Total $
K C Adams *	1,391,346	1,990,000	7,227	3,388,573	204,528	815,218	4,408,319
G J Kraehe	331,712	-	7,227	338,939	19,070	-	358,009
R J McNeilly	167,365	-	-	167,365	12,286	-	179,651
J Crabb	128,885	-	-	128,885	10,832	-	139,717
D J Grady	131,327	-	-	131,327	10,832	-	142,159
H K McCann	123,385	-	-	123,385	10,347	-	133,732
P J Rizzo	147,896	-	-	147,896	-	-	147,896
Y P Tan	131,596	-	-	131,596	10,842	-	142,438
Total	2,553,512	1,990,000	14,454	4,557,966	278,737	815,218	5,651,921

* Mr Adams has elected to take his at risk cash bonus in the form of shares in the Company, under the Share Purchase Plan approved by Shareholders on 12 November 2003.

Note 33. Director and executive disclosures (continued)

Specified executives of the consolidated entity

2004	Primary (1)				Post-employment	Equity (2)	
Name	Cash salary and fees $	At risk cash bonus $	Non-monetary benefits $	Sub total $	Super-annuation $	Share rights $	Total $
L E Hockridge	612,500	560,000	17,325	1,189,825	90,038	320,806	1,600,669
K J Fagg	525,385	370,000	1,554	896,939	73,608	282,882	1,253,429
B G Kruger	494,338	430,000	7,794	932,132	71,578	247,623	1,251,333
N H Cornish	456,153	330,000	37,535	823,688	66,546	242,733	1,132,967
M Courtnall	405,095	320,000	13,040	738,135	59,040	199,569	996,744
I R Cummin (from 1/9/03)	322,500	320,000	-	642,500	45,000	71,256	758,756
Total	2,815,971	2,330,000	77,248	5,223,219	405,810	1,364,869	6,993,898

(1) At risk cash bonus amounts reflect the estimated annual cash bonus for the twelve months to 30 June 2004 based on actual performance. Actual annual cash bonus amounts will be paid in September 2004.

(2) Valuation of equity remuneration in the form of share rights granted, excludes the effect of tenure risk. For each award, total fair value is pro-rated over the award period, from grant date to expected vesting date.

Service agreements (employment contracts)

Remuneration and other terms of employment for the Managing Director and CEO, and the specified executives are formalised in employment contracts. Each of these contracts provide for the provision of performance-related cash bonuses, other benefits including annual health assessment, corporate travel insurance, superannuation, and participation, when eligible, in the BlueScope Steel Long Term Incentive Plan. A three month notice period for termination of the contract applies. Other major provisions of the agreements relating to remuneration are set out in the table below:

Name	Date of appointment to position	Annual base pay $	Superannuation $	Termination payment * $
K C Adams	1 Jul 2002	1,350,000	197,100	2,700,000
L E Hockridge	1 Jul 2002	600,000	87,600	911,538
K J Fagg	1 Jul 2002	510,000	71,400	510,000
B G Kruger	1 Jul 2002	480,000	70,080	613,846
N H Cornish	1 Jul 2002	440,000	64,280	858,846
M Courtnall	1 Jul 2002	400,000	58,400	453,846
I R Cummin	1 Sep 2003	390,000	54,600	390,000

* The termination payment specified in Mr Adams' contract, other than for serious misconduct or breach of contract, is 24 months of base pay. The termination payment specified on employment contracts for other senior executives, other than for serious misconduct or breach of contract, is the greater of 12 months base pay or the redundancy policy applicable at the time. The current redundancy policy is based on an individual's years of service.

Note 33. Director and executive disclosures (continued)

Share-based compensation
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per share right at grant date*	Date exercisable
25 Jul 2002	25 Jul 2007	2.85	$0.40	From 30 Sep 2004
25 Jul 2002	31 Mar 2006	Nil	$1.17	From 30 Sep 2004
30 Sep 2002	30 Sep 2006	Nil	$0.98	From 01 Oct 2005
24 Oct 2003	30 Oct 2008	Nil	$2.75	From 30 Sep 2006
13 Nov 2003	30 Oct 2008	Nil	$2.68	From 30 Sep 2006

* External valuation advice from Pricewaterhouse Coopers Securities Limited has been used to determine the value of executive share rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility.

Share rights granted under the plan carry no dividend or voting rights.

When exercisable, each share right is convertible into one ordinary share.

Share-based compensation – employee share ownership scheme
The company launched an Employee Share Ownership Scheme (ESOP) in September 2003 which invited all eligible employees to apply for 200 ordinary shares in the company. These shares are subject to a "holding lock" and are restricted for a period of three years. During this period they may not be sold. These shares rank equally with all other fully paid ordinary shares as from the date of issue and will be eligible for dividends.

None of the directors of BlueScope Steel Limited participated in the company's employee share ownership scheme.

Note 33. Director and executive disclosures (continued)

Equity instrument disclosures relating to directors and executives

Share rights provided as remuneration
Details of share rights in the company provided as remuneration to the Managing Director and CEO and each of the six specified executives of BlueScope Steel Limited are set out in the share rights holding table below. When exercisable, each share right is convertible into one ordinary share of BlueScope Steel Limited.

Shares provided on exercise of remuneration share rights
No ordinary shares in the company were provided as a result of the exercise of share rights, as no share rights vested during the year.

Share rights holdings
The number of share rights over ordinary shares in the company held during the financial year by the Managing Director and CEO, and each of the six specified executives of the consolidated entity, are set out below.

No non-executive directors received share rights during the period.

Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year
Directors of BlueScope Steel Limited			
K C Adams	1,175,500	273,300	1,488,800
Specified executives of the consolidated entity			
L E Hockridge	455,800	97,100	552,900
K J Fagg	406,100	82,600	488,700
B G Kruger	348,000	77,700	425,700
N H Cornish	348,000	71,200	419,200
M Courtnall	277,600	64,000	342,300
I R Cummin (from 1/9/03)	-	94,700	94,700

No share rights are vested and unexercisable at the end of the year.

Note 33. Director and executive disclosures (continued)

Share-based compensation - share rights

The details of each of the awards are as follows:

(a) July 2002 Award

Nominated executives were awarded share rights (SR's) in BlueScope Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long-Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible to an award under the BHP Billiton Limited's Long Term incentive Plans in October 2001, and the first performance period under the BlueScope Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billition Limited's plans. A share right is a right to acquire an ordinary share in BlueScope Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BlueScope Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of SR's awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested SR's will lapse immediately

Exercise Price
The share rights awarded in July 2002 comprised both nil priced and market priced share rights. The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BlueScope Steel Limited shares sold under the sale facility at the time of the demerger from BHP Billiton and BlueScope Steel shares on the ASX during the first five trading days. Selected senior executives received SR's with a nil exercise price.

Note 33. Director and executive disclosures (continued)

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	976,170	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $4.2 million for the 2004 financial year (2003: $3.8 million). Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights (SR's) over ordinary shares in BlueScope Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period
The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - $<80^{th}$ percentile	90%
60th - $<70^{th}$ percentile	70%
51st - $<60^{th}$ percentile	50%
$<51^{st}$ percentile	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price for all SR's in the September 2002 award is Nil.

Restriction on sale of Shares
Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeits any shares acquired under this award.

Note 33. Director and executive disclosures (continued)

Details of the September 2002 Award

Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$4,552,198
Share Rights lapsed since grant date	191,600

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.5 million for the 2004 financial year (2003: $1.1 million). Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

(c) September 2003 Plan

Executives were awarded Share Rights (SR's) over ordinary shares in BlueScope Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period
The performance period commenced on 1 October 2003 and ends on 30 September 2006.

Vesting
The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
75th - 100th percentile	100%
51st - <75th percentile	A minimum of 52% plus a further 2% for each percentage ranking. Any unvested SRs will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All SRs will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1st October 2003 and end on 31st March 2007, 30th September 2007, 31st March 2008 and 30th September 2008 respectively.

Exercise Price
The exercise price for all SR's in the September 2003 award is Nil.

Note 33. Director and executive disclosures (continued)

Details of the September 2003 Award

Grant Date	24 October 2003 (all executives excluding MD and CEO) 13 November 2003 (MD and CEO)
Exercise Date	From 1 October 2006
Latest Expiry Date	30 September 2008
Share Rights Granted	2,511,600
Number of Participants at grant date	144
Number of current participants	143
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$6,887,769
Share Rights lapsed since grant date	24,800

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.6 million for the 2004 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share holdings

The number of shares in the company held during the financial year by each director of BlueScope Steel Limited and each of the six specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Limited			
G J Kraehe	103,824	366	104,190
R J McNeilly	512,056	183	512,239
J Crabb	41,428	144	41,572
D J Grady	30,000	432	30,432
H K McCann	20,000	131	20,131
P J Rizzo	22,500	157	22,657
Y P Tan	-	131	131
K C Adams (1)	902,212	-	902,212
Specified executives of the consolidated entity			
L E Hockridge	53,551	200	53,751
K J Fagg	-	200	200
B G Kruger (2)	10,685	(7,800)	2,885
N H Cornish (2)	-	12,200	12,200
M Courtnall	7,641	200	7,841
I R Cummin (from 1/9/03)	-	30,000	30,000

(1) Mr Adams' current holding of BlueScope Steel Limited shares has no connection with any BlueScope Steel Limited executive remuneration program and such shares have been acquired with his own funds.
(2) Includes transactions made during the year by personally-related entities.

Note 33. Director and executive disclosures (continued)

Loans to directors and executives
No loans were made to directors of BlueScope Steel Limited or the six specified executives of the consolidated entity, including their personally-related entities, during the period.

Other transactions with directors and specified executives

Directors of BlueScope Steel Limited
Mr Graham Kraehe is a non-executive chairman of National Australia Bank, a supplier of banking services and funding facilities. National Australia Bank forms part of a consortium of eleven banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction. Other net interest and banking service fees charged to the BlueScope Steel Group by National Australia Bank for the twelve months ended 30 June 2004 was $1.3 million (2003: $1.2 million).

Mr Kevin McCann was a partner of Allens Arthur Robinson, a national law firm, until 30 June 2004, at which time he became a non-partner Chairman of the firm. Allens Arthur Robinson is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BlueScope Steel Group by Allens Arthur Robinson for the twelve months ended 30 June 2004 was $0.8 million (2003: $0.8 million).

The above directors of BlueScope Steel have not participated in any decisions regarding these transactions. Transactions with these entities have been made on commercial arms-length terms and conditions.

Note 34. Remuneration of auditors

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000

During the year the following services were paid to the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Assurance services				
1. Audit services -				
Fees paid to Ernst & Young Australian firm:				
Audit or review of financial reports and other audit work under the Corporations Act 2001	**1,424**	1,247	**885**	961
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)	**1,032**	454	**-**	-
Non-Ernst & Young audit firms	**12**	99	**-**	-
Total remuneration for audit services	**2,468**	1,800	**885**	961
2. Other assurance services				
Fees paid to Ernst & Young Australian firm:				
IFRS accounting services	**-**	30	**-**	30
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)	**5**	-	**-**	-
Total remuneration for other assurance services	**5**	30	**-**	30
Total remuneration for assurance services	**2,473**	1,830	**885**	991
3. Non-audit services				
Fees paid to Ernst & Young Australian firm:				
Tax compliance services	**108**	95	**108**	95
International tax consulting	**310**	212	**310**	212
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms) for tax compliance services	**147**	188	**-**	-
Total remuneration for non-audit services	**565**	495	**418**	307

Note 35. Contingent liabilities and contingent assets

Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Outstanding Legal Matters

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Other persons				
(a) Unsecured	**2.6**	2.0	**1.1**	0.8
(b) Secured	**0.3**	-	**-**	-
	2.9	2.0	**1.1**	0.8

Guarantees
In Australia, BlueScope Steel Limited has given $126.4 million (June 2003: $118.9 million) in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $99.2 million (June 2003: $90.8 million) has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
The defined benefit divisions of the BlueScope Steel Superannuation Fund, and the New Zealand Steel Pension Fund, have a combined deficiency of the present value of accrued benefits over the net market of value of assets totalling $50.8 million (June 2003: $70.5 million) (refer note 37). This deficiency represents potential additional contributions the company may make in the future.

The deficiency in the Butler Manufacturing Company defined benefit plans has been recognised as a liability at 30 June 2004 as the company has a legal obligation to make good this deficit (refer note 37).

For contingent liabilities relating to joint ventures refer to note 40.

Contingent assets

Butler Manufacturing Company was awarded damages from Louisiana Pacific Corporation arising out of its purchase of defective inner-seal products, and subsequently received cash of $30.4 million (US$21 million). This amount was included as a receivable in the acquisition balance sheet at 27 April 2004. An additional amount of $16.2 million (US$11.2 million) is currently subject to appeal. This contingent asset has not been recognised as a receivable at 30 June 2004 as the amount is dependent on the future outcome of the appeal.

Note 36. Commitments for expenditure

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**82.6**	10.3	**7.3**	2.5
Later than one year but not later than 5 years	**4.6**	-	**-**	-
	87.2	10.3	**7.3**	2.5

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Operating lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**94.5**	79.5	**12.0**	6.8
Later than one year but not later than 5 years	**183.5**	184.8	**32.4**	24.8
Later than 5 years	**100.0**	55.9	**7.4**	4.7
	378.0	320.2	**51.8**	36.3

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Other commitments				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**196.8**	141.6	**15.8**	3.1
Later than one year but not later than 5 years	**488.7**	486.3	**18.7**	8.5
Later than 5 years	**128.3**	145.9	**28.7**	-
	813.8	773.8	**63.2**	11.6

Note 36. Commitments for expenditure (continued)

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Finance lease commitments				
Commitments in relation to finance leases are payable as follows:				
Within one year	**2.0**	-	-	-
Later than one year but not later than 5 years	**5.0**	-	-	-
Later than 5 years	**0.9**	-	-	-
Minimum lease payments	**7.9**	-	-	-
Less: Future finance charges	**1.1**	-	-	-
Total lease liabilities	**6.8**	-	-	-
Representing lease liabilities:				
Current (note 20)	**1.7**	-	-	-
Non-current (note 24)	**5.1**	-	-	-
	6.8	-	-	-

For commitments relating to joint ventures refer to note 40.

Note 37. Employee benefits

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Employee entitlement liabilities				
Current (note 22)	**215.5**	175.7	**74.5**	77.5
Non-current (note 26)	**208.1**	142.8	**59.0**	42.6
Aggregate employee entitlement liability	**423.6**	318.5	**133.5**	120.1
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	**12,815**	11,861	**3,720**	3,911

Superannuation Benefits

All employees of the consolidated entity are entitled to benefits on resignation, retirement, death or disablement. Australian employees are members of either the BlueScope Steel Superannuation Fund or an industry superannuation fund, the Superannuation Trust of Australia ("STA"). New Zealand employees are members of either the New Zealand Steel Pension Fund or the Retirement Savings Plan, a master trust managed by Tower Employee Benefits Limited. Butler Manufacturing Company employees in the United States are members of either one of four Butler Manufacturing defined benefit plans, the Individual Retirement Asset Account Plan ("IRAA"), or a combination of both types of plans. The BlueScope Steel Group also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

STA, the Retirement Savings Plan, and the IRAA provide accumulation style benefits. The New Zealand Steel Pension Fund and the four Butler Manufacturing plans provide defined benefits, and the BlueScope Steel Superannuation Fund provides both accumulation style benefits and defined benefits.

Note 37. Employee benefits (continued)

Defined benefit funds provide defined lump sum monthly benefits based on years of service and final average salary. The Butler Manufacturing defined benefit plans are integrated into a floor-offset arrangement in which the plan entitlements are offset to an extent by the accumulated entitlements of the IRAA.

Actuarial assessments of the defined benefit funds are made at no more than three yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BlueScope Steel Superannuation Fund as at 1 July 2002 (the date it was established), the New Zealand Steel Pension Fund as at 31 March 2003, and the four Butler Manufacturing defined benefit plans as at 1 January 2004. Summary actuarial assessments were performed for all of these funds as at 30 June 2004, to provide information that is more up to date than that of the most recent formal actuarial investigation.

Information relating to these defined benefit funds based on the latest actuarial assessments is set out below.

Defined Benefit Funds to which BlueScope Steel employees belong

2004	BlueScope Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Butler Manufacturing Company defined benefit plans $m	Aggregate $m
Present value of employees' accrued benefits	474.0	182.6	198.8	855.4
Net market value of assets held by the Fund to meet future benefit payment	458.7	147.1	139.6	745.4
Shortfall of assets over the present value of employees' accrued benefits	15.3	35.5	59.2	110.0
Vested benefits	473.6	181.8	184.9	840.3
Employer contributions	20.9	13.7	-	34.6
Movement in liability	-	-	1.5	1.5
Defined benefit expense	20.9	13.7	1.5	36.1

These amounts were measured as at 30 June 2004 (employer contributions relate to the year ended 30 June 2004). The net market value of assets of the BlueScope Steel Superannuation Fund and the New Zealand Pension Fund are estimates as the valuations had not been finalised.

Vested benefits are benefits which are not conditional upon continued membership of the Fund (or any factor other than resignation from the Fund) and include benefits which members were entitled to receive had they terminated their Fund membership as at the reporting date.

The company meets regularly with the trustees of these Funds to review the actions being taken to recover the deficiencies in the Funds identified.

The combined deficiency of the Butler Manufacturing defined benefit plans has been recognised as a liability as the company has a legal obligation to make good the deficit. The deficiencies of both the BlueScope Steel Superannuation Fund and the New Zealand Steel Pension Fund have been recognised as a contingent liability at 30 June 2004 (refer note 35).

Comparative information is provided in respect of the year ended 30 June 2003 in the table below.

Note 37. Employee benefits (continued)

2003	BlueScope Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Aggregate $m
Present value of employees' accrued benefits	448.4	155.4	603.8
Net market value of assets held by the Fund to meet future benefit payment	417.8	115.5	533.3
Shortfall of assets over the present value of employees' accrued benefits	30.6	39.9	70.5
Vested benefits	448.0	151.6	599.6
Employer contributions	41.7	12.1	53.8
Movement in liability	-	-	-
Defined benefit expense	41.7	12.1	53.8

No comparative information is provided in respect of the year ended 30 June 2003 for the Butler Manufacturing Company defined benefits plans as they were acquired on 27 April 2004.

Note 38. Related parties

Remuneration and retirement benefits
Information on remuneration and retirement benefits of directors are disclosed in note 33.

Related parties
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with each class of related party:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Interest revenue				
Commonly controlled entities	-	-	**19.9**	29.4
Dividend revenue				
Controlled entities	-	-	**18.1**	44.6
Management fee revenue				
Commonly controlled entities	-	-	**0.6**	1.1
Other revenue				
Controlled entities	-	-	-	3.9
Associates	**2.1**	2.2	-	-
Interest expense				
Associates	**0.2**	-	-	-

Note 38. Related parties (continued)

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Net loan receivable repayments/(advances)				
Commonly controlled entities	**-**	(1,797.2)	**445.4**	(782.7)
Associates	**(11.2)**	35.6	**-**	-
Net loan payable proceeds/(repayments)				
Associates	**41.2**	-	**-**	-
Purchase of controlled entity investments from BHP Billiton Limited Group (refer note 39)	**-**	1,197.2	**-**	1,197.2
Capital injection by BHP Billiton Limited Group (refer note 27)	**-**	2,045.4	**-**	2,045.4

All related party transactions are made under normal commercial terms and conditions.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current receivables				
Commonly controlled entities	**-**	-	**386.0**	713.6
Associates (refer note 13)	**31.9**	21.0	**-**	-
Non-current receivables				
Commonly controlled entities	**-**	-	**301.0**	8.4
Current interest bearing liabilities				
Commonly controlled entities	**-**	-	**373.5**	389.0
Associates (refer note 20)	**43.5**	-	**-**	-

Ownership interests in related parties
Interests held in the following classes of related parties are set out in the following notes:
(a) controlled entities - note 39
(b) joint venture partnership - note 40.

Note 39. Investments in controlled entities

Name of entity	Country of incorporation	Equity holding 2004 %	2003 %
BlueScope Steel Employee Share Plan Pty Ltd	Australia	**100**	100
BlueScope Steel Asia Holdings Pty Ltd	Australia	**100**	100
BlueScope Steel (AIS) Pty Ltd	Australia	**100**	100
Glenbrook Holdings Pty Ltd	Australia	**100**	100
Lysaght Design & Construction Pty Ltd	Australia	**100**	100
BlueScope Steel (Finance) Ltd	Australia	**100**	100
BlueScope Steel Logistics Co Pty Ltd	Australia	**100**	100
Amari Wolff Steel Pty Ltd	Australia	**100**	100
New Zealand Steel (Aust) Pty Ltd	Australia	**100**	100
Australian Iron & Steel Pty Ltd	Australia	**100**	100
John Lysaght (Australia) Pty Ltd	Australia	**100**	100
BlueScope Steel Middle East Investments Pty Ltd	Australia	**100**	100
The Roofing Centre (Tasmania) Pty Ltd (d)	Australia	**100**	-
Lysaght Building Solutions Pty Ltd (c)	Australia	**100**	-
BlueScope Pty Ltd (c)	Australia	**100**	-
City Rainwater Tanks (Aust) Pty Ltd (d)	Australia	**100**	-
Butler Argentina S.A. (e)	Argentina	**100**	-
Butler Export Inc (e)	Barbados	**100**	-
Butler Do Brazil Ltda (e) (f)	Brazil	**100**	-
BlueScope Lysaght (Brunei) Snd Bhd	Brunei	**60**	60
Endeavour Industries Ltd	British Virgin Islands	**100**	100
Walker Line Holdings Ltd (e) (f)	Canada	**100**	-
BlueScope Lysaght (Guangzhou) Ltd	China	**100**	100
BlueScope Lysaght (Shanghai) Ltd	China	**100**	100
BlueScope Steel International Trading (Shanghai) Co Ltd	China	**100**	100
BlueScope Lysaght (Langfang) Ltd	China	**100**	100
BlueScope Lysaght (Chengdu) Ltd	China	**100**	100
BlueScope Steel (Suzhou) Ltd (c)	China	**100**	-
Butler (Shanghai) Inc (e)	China	**100**	-
Butler (Tianjin) Inc (e)	China	**100**	-
Comercial Butler Limitada (e)	Chile	**99**	-
BlueScope Lysaght Fiji Ltd	Fiji	**64**	64
Butler Europe GmbH (e) (f)	Germany	**100**	-
NPDC Holding (Hong Kong) Ltd	Hong Kong	**100**	100
NPDC (Hong Kong) Ltd	Hong Kong	**100**	100
BlueScope Steel North Asia Ltd	Hong Kong	**100**	100
Butler Europe Kft (e)	Hungary	**96**	-
BlueScope Steel India (Private) Ltd	India	**100**	100
PT BlueScope Steel Indonesia	Indonesia	**100**	100
PT BlueScope Lysaght Indonesia	Indonesia	**100**	100
PT BRC Lysaght Distribution	Indonesia	**80**	80
BlueScope Steel Transport (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel Logistics (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Steel Lysaght (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Lysaght (Sabah) Sdn Bhd (a)	Malaysia	**49**	49
BlueScope Steel Asia Sdn Bhd	Malaysia	**100**	100
Global BMC (Mauritius) Holdings Ltd (e)	Mauritius	**100**	-

Note 39. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2004 %	Equity holding 2003 %
Butler S.A. de C.V. (e)	Mexico	**100**	-
Butler Construcciones S.A. de C.V. (e)	Mexico	**100**	-
Butler Manufacturas S de R.L. de C.V. (e)	Mexico	**100**	-
Butler de Mexico S. de R.L. de C.V. (e)	Mexico	**100**	-
Butler Europe B.V. (e)	Netherlands	**100**	-
BlueScope Acier Nouvelle - Caledonie SA*	New Caledonia	**65**	65
BlueScope Steel Finance NZ Ltd	New Zealand	**100**	100
Tasman Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Ltd	New Zealand	**100**	100
Glenbrook Representatives Ltd	New Zealand	**100**	100
New Zealand Steel Development Ltd	New Zealand	**100**	100
Toward Industries Ltd	New Zealand	**100**	100
Steltech Structural Ltd	New Zealand	**100**	100
BlueScope Steel Trading NZ Ltd	New Zealand	**100**	100
New Zealand Steel Mining Ltd	New Zealand	**100**	100
BlueScope Steel International Holdings SA	Panama	**100**	100
BlueScope Steel Philippines Inc (g)	Philippines	**100**	-
NPAH Holdings Ltd (f)	PNG	**100**	100
BHP Lysaght Rabaul Ltd (f)	PNG	**100**	100
Titan Properties Ltd (f)	PNG	**100**	100
Butler Europe SP.ZO.O. (e) (f)	Poland	**97.5**	-
BlueScope Lysaght (Singapore) Pte Ltd	Singapore	**100**	100
BlueScope Steel Asia Pte Ltd	Singapore	**100**	100
Steelcap Insurance Pte Ltd	Singapore	**100**	100
BlueScope Steel Southern Africa (Pty) Ltd	South Africa	**100**	100
BlueScope Lysaght Lanka (Pvt) Ltd*	Sri Lanka	**82**	82
BlueScope Lysaght Taiwan Ltd	Taiwan	**80**	80
BlueScope Steel (Thailand) Ltd	Thailand	**75**	75
Steel Holdings Co Ltd	Thailand	**100**	100
BlueScope Lysaght (Thailand) Ltd	Thailand	**75**	75
BlueScope Steel International Ltd	UK	**100**	100
Butler Europe Ltd (e)	UK	**96**	-
BIEC International Inc	USA	**100**	100
BlueScope Steel Technology Inc	USA	**100**	100
BlueScope Steel Americas LLC	USA	**100**	100
BlueScope Steel Investments Inc	USA	**100**	100
Butler Manufacturing Company (e)	USA	**100**	-
Lester Holdings Inc (e)	USA	**100**	-
Lester Buildings Inc (e)	USA	**100**	-
Innovatice Building Technology, Inc (e)	USA	**100**	-
Bucon Inc (e)	USA	**100**	-
Butler Real Estate Inc (e)	USA	**100**	-
BMC Real Estate Inc (e)	USA	**100**	-
Butler Holdings Inc (e)	USA	**100**	-
Liberty Building Systems Inc (e)	USA	**100**	-
VW Corp (e)	USA	**100**	-
Moduline Windows Inc (e)	USA	**100**	-

Note 39. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2004 %	2003 %
Butler Construction Inc (e)	USA	**100**	-
Butler Pacific Inc (e)	USA	**100**	-
BlueScope Lysaght (Vanuatu) Ltd (b)*	Vanuatu	**39**	39
BlueScope Lysaght (Vietnam) Ltd	Vietnam	**100**	100
BlueScope Steel Vietnam Ltd (c)	Vietnam	**100**	-

BlueScope Steel Limited was required to change its company name within two years of the separation from the BHP Billiton Group. On 17 November 2003, the company's name was changed from BHP Steel to BlueScope Steel. The change was applied to any controlled entities whose name contained 'BHP'.

* These controlled entities are audited by firms other than Ernst & Young and affiliates.

(a) The BlueScope Steel Group holds an ownership interest of 49% in BlueScope Steel Lysaght (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BlueScope Steel Group can exercise voting control.

(b) The BlueScope Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BlueScope Acier Nouvelle - Caledonie SA, which in turn has 60% ownership of this entity.

(c) These controlled entities were established during the year.

(d) The following controlled entities were acquired during the year (excluding the Butler Manufacturing Group - refer (e)):

The Tasmanian Roofing Centre	1 March 2004
City Rainwater Tanks (Aust) Pty Ltd	30 June 2004

(e) On 27 April 2004, the BlueScope Steel Group acquired the Butler Manufacturing Company and controlled entities.

(f) These controlled entities are in the process of being liquidated.

(g) In 2003, BlueScope Steel Philippines Inc was not a controlled entity, with ownership interest totaling 40%. On 1 March 2004, the remaining ownership interest was purchased.

Note 39. Investments in controlled entities (continued)

Acquisition of controlled entities

During the year, the BlueScope Steel Group acquired the Butler Manufacturing Company and its controlled entities, The Roofing Centre (Tasmania) Pty Ltd and City Rainwater Tanks (Aust) Pty Ltd. In addition, BlueScope Steel Philippines Inc became a controlled entity as the remaining 60% ownership interest was purchased. The operating results of these entities have been included in the consolidated statement of financial performance since the respective acquisition dates.

Details of these acquisitions are as follows:

	2004 $m	2003 $m
Fair value of identifiable net assets of controlled entities acquired		
Cash	**72.5**	56.1
External receivables	**211.0**	277.3
Inventories	**174.2**	397.0
Property, plant and equipment	**187.0**	2,157.5
Deferred tax assets	**43.3**	-
Other financial assets	**3.8**	4.3
Other assets	**35.1**	29.1
External payables	**(178.4)**	(284.9)
Deferred tax liability	**(0.9)**	(309.2)
Provision for restructuring, including employee retrenchment payments	**(23.4)**	-
Other provisions	**(167.5)**	(231.5)
Borrowings	**(194.0)**	-
Net related party loans	**-**	(1,323.5)
	162.7	772.2
Goodwill on consolidation	**51.5**	-
Deferred purchase price	**(1.3)**	-
Payout of Butler Manufacturing noteholder borrowings	**149.6**	-
Cash consideration	**362.5**	772.2

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Outflow of cash to acquire controlled entities, net of cash acquired				
Cash consideration	**362.5**	1,197.2	**17.1**	1,197.2
Less: Balances acquired				
Cash	**72.5**	56.1	**-**	-
Deposit*	**-**	425.0	**-**	-
Outflow of cash	**290.0**	716.1	**17.1**	1,197.2

* New Zealand Steel Ltd held a deposit for A$425 million which had a right of set off with a loan facility held with BHP Billiton Limited. Following the BlueScope Steel Group separation, the deposit has a right of set off with a loan from the ANZ Banking Group held by BlueScope Steel (Finance) Ltd. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the consolidated statement of financial position.

Note 40. Interests in joint ventures

(a) Joint venture partnership
The parent entity has a 50% interest in North Star BlueScope Steel, the principal activity of which is the manufacturing of steel. Information relating to the joint venture partnership, presented in accordance with the accounting policy described in note 1(r), is set out below.

	Consolidated	
	2004	2003
	$m	$m
Movement in carrying amount of investment in partnership		
Carrying amount at the beginning of the financial year	**130.6**	86.3
Share of profit from ordinary activities before tax	**71.1**	69.2
Currency fluctuation	**(1.5)**	(24.9)
Carrying amount at the end of the financial year	**200.2**	130.6
Share of partnership's assets and liabilities		
Current assets	**162.2**	80.4
Non-current assets	**211.1**	240.3
Total assets	**373.3**	320.7
Current liabilities	**137.6**	115.8
Non-current liabilities	**35.5**	74.3
Total liabilities	**173.1**	190.1
Net assets	**200.2**	130.6
Share of partnership's revenues, expenses and results		
Revenues	**487.2**	464.1
Expenses	**416.1**	394.9
Profit from ordinary activities before tax	**71.1**	69.2
Retained profits attributable to the partnership at the end of the financial year	**140.3**	69.2
Share of partnership's commitments		
Other commitments - information technology contract	**5.8**	7.2
Other commitments - long term utility supply contracts	**8.7**	12.6
Total expenditure commitments	**14.5**	19.8

Contingent Liabilities

North Star BlueScope Steel has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to the BlueScope Steel Group in the event of default by North Star BlueScope Steel. At 30 June 2004, the BlueScope Steel Group's share of the North Star BlueScope Steel borrowings amounted to $50.6 million (2003: $97.0 million).

Reporting date

North Star BlueScope Steel has a 31 May reporting date.

(b) Shares in other associates
The Butler Manufacturing Group, acquired on 27 April 2004, have equity accounted investments totalling $4.2 million. These investments include a 40% interest in a joint venture located within the United Arab Emirates which designs, manufactures and sells architectural products in Middle Eastern markets, and a 30% joint venture interest in Saudi Arabia which manufactures pre-engineered steel frame buildings for Middle Eastern markets. These investments are not material to the financial results of the BlueScope Steel Group.

Note 41. Events occurring after reporting date

Private Placement - Debt

On 1 July 2004, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million. These funds have been used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company.

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

Hot Strip Mill Upgrade

On 28 July 2004, BlueScope Steel Limited announced Board approval for investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla Steelworks from 2.4 to 2.8 million tonnes per annum. The upgrade is expected to be completed in the first quarter of the 2006/07 financial year and will be undertaken in a manner that will minimise the impact on current plant operations.

Note 42. Reconciliation of profit/(loss) from ordinary activities after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Profit from ordinary activities after income tax	**601.8**	472.7	**146.1**	97.3
Depreciation and amortisation	**286.7**	270.1	**68.3**	61.5
Write down of other assets to recoverable amount	**1.3**	12.6	**-**	6.7
Capitalised borrowing costs	**-**	(4.4)	**-**	-
Net (gain) loss on sale of non-current assets	**(8.0)**	(4.5)	**(0.9)**	(4.3)
Share of profits of associates and joint venture partnership not received as dividends or distributions	**(71.2)**	(69.2)	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(123.0)**	(22.8)	**(70.7)**	(23.8)
Decrease (increase) in other debtors	**5.9**	(76.1)	**0.1**	(7.9)
Decrease (increase) in inventories	**(73.6)**	(41.6)	**(8.5)**	(36.6)
Decrease (increase) in other operating assets	**4.2**	(1.9)	**1.1**	(1.3)
Increase (decrease) in trade creditors	**22.6**	19.9	**24.1**	19.4
Increase (decrease) in other creditors	**12.2**	(36.3)	**(4.8)**	(51.6)
Increase (decrease) in income taxes payable	**120.7**	105.6	**1.4**	38.7
Increase (decrease) in deferred tax balances	**(34.7)**	(14.0)	**0.3**	(15.0)
Increase (decrease) in other provisions and liabilities	**5.6**	100.1	**(21.8)**	40.5
Increase (decrease) in deferred income	**12.0**	(1.4)	**-**	-
Other variations	**(2.4)**	2.6	**0.2**	(0.2)
Net cash inflow from operating activities	**760.1**	711.4	**134.9**	123.4

Note 43. Earnings per share

	Consolidated	
	2004	2003
	Cents	Cents
Basic earnings per share	**77.8**	57.1

There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 33 as it is the current intention of the company to satisfy these entitlements through the buy back and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

	Consolidated	
	2004	2003
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**750,542,940**	791,544,061

	Consolidated	
	2004	2003
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**601.8**	472.7
Net profit attributable to outside equity interest	**(17.7)**	(21.0)
Earnings used in calculating basic earnings per share	**584.1**	451.7

BlueScope Steel Limited
Directors' declaration
30 June 2004

The directors declare that the financial statements and notes set out on pages 1 to 71:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe
Chairman

K C Adams
Managing Director & CEO

Melbourne
18 August 2004

Independent audit report to the members of BlueScope Steel Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both BlueScope Steel Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independent audit report to the members of BlueScope Steel Limited (continued)

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of BlueScope Steel Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of BlueScope Steel Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

A I Beckett
Partner

Melbourne
18 August 2004

SEC File
No. 82-34676

RECEIVED
2004 OCT -8 A 10:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BLUESCOPE STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 (03) 9666 4000 Fax: +61 (03) 9666 4111
Website: www.bluescopesteel.com
ASX Code: BSL

BLUESCOPE STEEL

19 August 2004

Results for Announcement to the Market
(under ASX listing rule 4.2A)

Annual Earnings Report
Twelve Months Ended 30 June 2004

Important Information

1. **The Company changed its name to BlueScope Steel Limited, effective from 17 November 2003. This change was approved by shareholders at the Company's Annual General Meeting in November 2003. It was previously known as BHP Steel Limited.**

2. **Business segment name changes. The following changes have been made:**

   - **Coated Products Australia will be known as Coated and Building Products Australia.**
   - **Coated Products Asia will be known as Coated and Building Products Asia.**

3. **The Company's acquisition of Butler Manufacturing Company was completed on 27 April 2004. The Company will report the financial results and activities of this business in two parts:**

   - **Butler's Asian activities will be included in the Coated and Building Products Asia business segment.**
   - **The North American activities of the Butler Buildings and Vistawall businesses will be reported under a new business segment – "Coated and Building Products North America".**

HIGHLIGHTS

- **Record net profit after tax (NPAT) of $584 million, up 29%.**
- **Earnings per share (EPS) growth of 36% to 77.8 cents.**
- **Strong Earnings Before Interest and Tax (EBIT) contributions from all business segments.**
- **Continued focus on shareholder returns with 18¢ final ordinary dividend, 10¢ special dividend (both fully franked) and successful completion of the on-market buyback. Total 40¢ dividend, up 38% from 29¢ in FY2003.**
- **Significantly higher earnings from North Star BlueScope Steel in the second half as predicted.**
- **A number of annual production records including slab and hot rolled coil at the Port Kembla Steelworks.**
- **Strong demand for our products, increased prices and improved product mix, partly offset by higher raw material prices.**
- **Commitment to a number of growth initiatives, representing a total capital outlay of approximately A$1 billion, principally the new China coating and painting facility, new Vietnam coating and painting facility, second Thailand coating line, Butler acquisition, West Sydney Colorbond® Centre and Hot Strip Mill expansion at Port Kembla Steelworks.**

Group NPAT for the twelve months ended 30 June 2004 was $584m compared to $452m for the previous corresponding period (twelve months ended 30 June 2003), an increase of 29%.

In its continuing efforts to reward shareholders and focus on Total Shareholder Returns, the Board has approved a final ordinary dividend of 18¢ ($132m), which will be fully franked and payable on 18 October 2004. The Board has also approved a special dividend of 10¢ ($73m), fully franked and also payable on 18 October 2004. The record date for both the ordinary and special dividend is 5 October 2004. This compares with a 13¢ ordinary dividend and 7¢ special dividend for the previous corresponding period.

EPS for the twelve months ended 30 June 2004 was 77.8 cents compared to 57.1 cents for the twelve months ended 30 June 2003, an increase of 36%.

The Company's first share buyback program concluded on 13 March 2004 at which time 60,679,153 shares had been purchased leaving 732,320,847 shares on issue.

		12 MTHS TO 30 JUNE		VARIANCE	
		2004	2003	$m	%
Total Revenue[1]	A$m	5,770	5,302	468	9
Earnings before interest, tax, depreciation and amortisation (EBITDA)[2]	A$m	1,105	881	224	25
EBIT[2]	A$m	818	611	207	34
Net borrowing costs	A$m	(14)	(18)	4	22
NPAT attributable to BLUESCOPE STEEL shareholders		584	452	132	29
Earnings per share	¢/s	77.8	57.1	-	36
Final dividend	¢/s	18	13	-	38
Special dividend	¢/s	10	7	-	43
Net cash flow from operating and investing activities	A$m	315	598	(283)	(47)
Return on invested capital[3]	%	18.5	14.5		
Return on equity[4]	%	19.6	15.0		
Gearing (net debt / net debt plus equity)	%	12.9	2.4		
Net tangible assets per share	$/s	4.21	3.89		

(1) Includes revenue other than sales revenue of $32m ($30m in FY2003).

(2) Includes 50% share of net profit from North Star BlueScope Steel of $71m in FY2004 ($69m in FY2003).

(3) Return on invested capital is defined as net operating profit after tax over average monthly capital employed.

(4) Return on equity is defined as net profit after tax attributable to members over average monthly shareholders' equity.

VARIANCE ANALYSIS

- **Total Revenue**

  The $468m (9%) increase principally reflects:
  - Higher prices attained in all export and most domestic market segments.
  - Higher Asian domestic sales volumes.
  - Improved mix of domestic despatches in all reporting segments.
  - The acquisition of Butler Manufacturing Company on 27 April, 2004.

  These factors were partly offset by:
  - Higher average AUD/USD exchange rate (0.71) compared to the previous corresponding period (0.58).

- **EBIT**

  The $207m (34%) increase principally reflects:

  Prices ($382m favourable)
  - Higher export slab and hot rolled coil prices and related flow-on to export coated product from Australia and New Zealand and Australian domestic hot rolled coil prices.
  - Increases in Australian and Asian domestic coated product prices.

Sales Volumes and Product Mix ($79m favourable)

- Higher production and despatch levels in Asia.
- Improved mix of domestic despatches in all reporting segments.

North Star BlueScope Steel ($2m favourable)

- Higher realised US domestic prices for hot rolled coil in the second half were largely offset by higher scrap costs and the foreign exchange translation effect of a higher average AUD/USD.

Exchange Rates ($111m unfavourable)

- Reflects the net effect of higher AUD/USD and NZD/USD exchange rates on both USD denominated revenue and costs, together with appreciation of the AUD against most Asian currencies. The average AUD/USD was 0.71 compared to the previous corresponding period of 0.58.

Costs

Conversion and other cost improvements ($68m favourable)

- Cost reductions primarily at Port Kembla Steelworks and Coated & Building Products Australia reflecting the effect on unit costs of initiatives to improve production volumes, yield, labour productivity and freight.

Conversion and other cost increases ($153m unfavourable)

- Higher repairs and maintenance at Port Kembla Steelworks and New Zealand Steel reflecting the timing of planned maintenance and maintaining operating stability at record production levels.
- Higher employment costs due to wage escalation and incentive accruals for the record 2004 results.
- Higher consumables, services, utilities and freight costs.

Raw material costs ($130m unfavourable)

- Higher USD iron ore prices and higher scrap costs at the Port Kembla Steelworks.
- Higher USD zinc, aluminium and tin costs.
- Higher prices paid for hot rolled and cold rolled purchased steel feed by the downstream Asia coating operations.

Other ($70m favourable)

- The previous corresponding period included $32m costs associated with improving the financial position of the Australian and New Zealand Defined Benefits Superannuation Funds.
- The previous corresponding period included a $20m provision for costs associated with the required changing of the Company's name to BlueScope Steel Limited. The majority of this provision has been utilised during the current period.
- Lower restructuring provisioning in the current period.

- **Tax**

The effective tax rate for the twelve month ended 30 June 2004 was 25.1% (20.4% in FY2003).

Following a company wide review of tax accounting practices the Company has:

- Recognised an under provision of deferred tax liabilities in relation to prior period North Star BlueScope Steel income;
- Commenced tax effecting North Star BlueScope Steel income;
- Recognised the tax benefit of certain carried forward tax losses in New Zealand and Asia, reflecting increased certainty of recoverability; and
- Recognised an over provision for deferred tax liabilities at Port Kembla Steelworks in relation to depreciable assets. As this related to timing differences that existed prior to the acquisition of the Port Kembla Steelworks in July 2002 the adjustment was made against net tangible assets rather than benefiting tax expense.

These changes, together with the continued utilisation of unbooked tax losses in New Zealand and utilisation of unbooked tax losses and tax exemptions in certain Asian operations explain the difference from the Australian tax rate of 30%.

OPERATING CASH FLOWS AND VARIANCE ANALYSIS

	12 MTHS TO 30 JUNE		VARIANCE	
	2004	2003		
	A$m	A$m	A$m	%
Net operating cash flow before borrowing costs and income tax	893	763	130	17%
Net investing cash flows	(578)	(165)	(413)	(150%)
Net cash from operating and investing activities	315	598	(283)	(47%)

Variance

The $130m increase in net operating cash flow primarily reflects an increase in operating cash profits (EBITDA less share of North Star BlueScope Steel net profit) partly offset by an increase in net working capital. The increase in net working capital primarily reflects:

- An increase in receivables mainly due to higher prices and despatch volumes, together with lower utilisation of the Company's receivables securitisation program.
- An increase in inventory in the current year due mainly to higher raw material and operating costs, together with a build-up of iron ore stocks and an increase in slab stocks due to the timing of export shipments.
- Lower year-on-year increase in provisions primarily due to significant increases in provisions for the Company's name change, Short Term Incentives and redundancy entitlements being made in the previous corresponding period.

The $413m increase in investing cashflow primarily reflects the acquisition of Butler Manufacturing Company and growth expenditure associated with the Vietnam and China coating line developments, the second Thailand metal coating line and the New Zealand metal coating capacity expansion, together with the receipt of funds loaned to North Star BlueScope Steel in the previous corresponding period. These were partly offset by lower expenditure on the Sinter Plant emissions project at Port Kembla Steelworks.

GROUP REVIEW

In commenting on the annual results, the Managing Director and Chief Executive Officer of BlueScope Steel, Mr Kirby Adams, said:

"For the second consecutive year, our Company has achieved strong financial results. We are delighted to be able to deliver earnings per share of 77.8 cents and 40 cents per share in total dividends. Since our public listing in July 2002 shareholders have experienced the best Total Shareholder Return of any company in the ASX Top 50.

"Nearly all employees are shareholders thanks to decisions by our Board in 2003 and again in 2004 to offer shares (or equivalent) to employees with a total value of A$27 million, in recognition of employees' contributions to our business success. Over 16,000 employee - shareholders are pleased to deliver a second year of strong business results for our fellow shareholders."

"BlueScope Steel employees have responded with vigour to one of the most dynamic global steel markets ever. By carefully managing price, product mix, costs and capital, we have lifted margins and improved asset utilisation, resulting in an after tax 18.5% return on invested capital.

"Our revenue base grew from a FY2003 base of $5.3 billion, with $503 million from additional volume and improved product mix and $382 million of improved price, offset by a $421 million reduction in the A$-denominated value of sales, due to the strengthening of the Australian dollar. The result was $5.77 billion in total revenue – an increase of 9% and a new record.

"Our second half performance was particularly strong with EBIT of $516 million compared to $302 million for the first half. This improved performance was made possible by higher pricing in the United States and other export markets for our slab and hot rolled coil (HRC) products. In contrast, prices within Australia and New Zealand during this period were restrained relative to global market trends, although we further increases are expected in FY2005.

"Every reporting segment has contributed to BlueScope Steel's improved performance. The benefits of our product and geographic diversification are being realised. Our objective is to increase diversification and improve portfolio returns as our growth initiatives across China, Asia and North America gather momentum over the next 3 years.

"The earnings contribution of the Hot Rolled Products segment increased as a result of stronger HRC and slab pricing and increased despatches. Higher HRC and slab feed costs in the second half of the year compressed margins in our downstream Australian Coated and Building segment which otherwise delivered a positive year on year result.

"North Star BlueScope Steel returned an impressive result in the second half largely due to the introduction of scrap price surcharges and a widening of the spread between HRC prices and the cost of scrap feedstock in the USA market.

"We experienced a marked improvement at our New Zealand Steel business where nearly every safety and operational record was surpassed during FY2004, leading to high levels of employee profit sharing and the best financial returns ever. The New Zealand domestic market remained strong and customer relationships are good.

"In the second half of FY2004, we successfully acquired Butler Manufacturing Company, the world's premier manufacturer of pre-engineered buildings (PEBs), bringing an exciting new suite of building and construction products to our Company in China and North America. A new management structure has been created and good progress is being made integrating the Vistawall and Butler operations into our Company with a view to turning around the performance of the North America Coated and Building Products group this year."

"In Asia, BlueScope Steel continues to grow with revenues from this segment up 21%, reaching A$689 million, and EBIT of $100 million for the first time. The addition of BlueScope Butler capabilities from the fourth quarter of 2004 has transformed BlueScope Butler Asia into the region's largest single provider of roll-formed building components and PEBs. The potential of this franchise is being underpinned by the simultaneous construction of new metallic coating and painting facilities in China and Vietnam, and the addition of further coating and painting capacity in Thailand and Indonesia respectively.

Mr Adams continued, "our domestic and export markets continue to be strong. Steel slab and HRC demand continues to be high, with a tightening of markets globally. With increasing demand for steel worldwide, we believe steel prices will remain attractive at least through the first half of FY2005. China continues to play a pivotal role in global steel industry supply and demand, although the direct impact on our sales is currently less than 5%. We remain optimistic about economic prospects in China and Asia generally. The Company is this year experiencing higher raw material costs for iron ore, coking coal and coating metals of aluminium, zinc and tin. During FY2005 we will also be subject to much higher rates on our marine freight.

"We are increasing our research and technology spending by 30% to $40 million this year to further advance our competitive edge. We are also choosing to increase our spending on repairs and maintenance by a further $40 million in FY2005 to ensure our increased production capacity and asset lives are protected and extended.

"Overall, we are experiencing a strong start to FY2005, however it is too early to be more definitive regarding the full year.

"The continued focus on monetary policy as well as elections in both the US and Australia will also add to uncertainty for these economies and exchange rates.

"Union-led industrial action at some of our Australian downstream plants remains a risk. While not material to the financial outcome of the Company overall, this could pose significant inconvenience and cost for some Australian customers.

"We will continue to work diligently on those factors within our control. We remain committed to being a highly reliable and long-term competitive supplier for the benefit of our customers in their markets.

"We thank our shareholders for their support since public listing in July 2002. We are grateful for the opportunity to manage your assets and put your discretionary capital to work. We hope we are meeting your expectations and that you share the enthusiasm of our employee-shareholders for the exciting new future we are creating as BlueScope Steel."

BUSINESS SEGMENT REVIEW

Summary of Results by Segment

	Sales Revenue ($m)		EBIT ($m)	
	12 Months Ended 30 June			
	2004	2003	2004	2003
Hot Rolled Products	2,732[(1)]	2,626[(1)]	565	471
New Zealand Steel	560	549	59	44
Coated & Building Products Australia	2,884	2,728	197	119
Coated & Building Products Asia[(2)]	689	569	100	84
Coated & Building Products North America[(3)]	191	-	(9)	-
Corporate & Group[(4)]	669	716	(62)	(102)
Inter-segment[(5)]	(1,987)	(1,916)	(32)	(5)
Total BLUESCOPE STEEL	5,738	5,272	818	611

(1) Excludes the Company's 50% share of North Star BlueScope Steel's revenue being US$348m (US$271m in FY2003).

(2) Includes BlueScope Butler China from 27 April 2004 to 30 June 2004. Includes revenue of $40m and EBIT of $3m.

(3) Revenue and EBIT for the period 27 April 2004 to 30 June 2004.

(4) Corporate and Group reflects Logistics, Export Trading and corporate office activities. The improved EBIT primarily reflects the name change provision in the previous corresponding period and the reallocation of marketing and freight costs to the relevant operating segments in the current period.

(5) Inter-segment revenue reflects the elimination of internal sales between reporting segments. Inter-segment EBIT reflects an entry to eliminate profit-in-stock associated with inter-segment sales.

Hot Rolled Products

This segment comprises:

- Port Kembla Steelworks, NSW, Australia (coke, iron, slab, plate and hot rolled coil production);
- BlueScope Steel's 50% interest in North Star BlueScope Steel, USA (hot rolled coil production); and
- BlueScope Steel's 47.5% interest in Castrip LLC, USA (thin strip casting technology).

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue(1)	2,732	2,626	106	4
EBITDA(2)	693	591	102	17
EBIT(2)	565	471	94	20
Capital Expenditure(3)	65	83	(18)	(22)
Net Operating Assets (pre tax)	1,859	1,840	19	1
Return on Net Assets (pre tax)(4)	30.7%	25.7%		

(1) Excludes North Star BlueScope Steel revenue.
(2) Includes 50% share of net profit from North Star BlueScope Steel of $71m in FY2004 ($69m in FY2003).
(3) Lower capital expenditure reflects lower expenditure on the Sinter Plant Emissions project.
(4) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $94m EBIT increase was largely due to:

- Higher export slab and hot rolled coil prices attained in international markets and the related flow-on to domestic hot rolled coil and plate prices.
- Improved mix of domestic versus export sales.
- Lower restructure provisioning.

These were partly offset by:

- Higher USD iron ore prices and higher scrap usage and prices at the Port Kembla Steelworks. The higher scrap usage supported the record annual production.
- Increased repairs and maintenance expenditure at Port Kembla Steelworks principally reflecting the timing of planned maintenance and maintaining operating stability at record production levels in the ironmaking and slabmaking facilities.
- The net effect of a higher AUD/USD exchange rate on USD denominated revenue and costs.
- Higher employment costs due to wage escalation and incentive payments partly offset by labour efficiencies.
- Higher consumables, services and utility costs.

(ii) Operations Report

Port Kembla Steelworks ("PKSW")

- A number of annual production records were achieved during the period:
  - Iron making record of 5.024mt (vs. 4.985mt in FY1998), due to:
    - improved blast furnace stability; and
    - enhanced process control.
  - Slab production record of 5.145mt (vs. 5.049mt in FY2003), due to:
    - increased hot metal production; and
    - improvements in plant reliability.
  - Hot rolled coil production record of 2.501mt (vs. 2.438mt in FY 1996), due to maximising the throughput of the walking beam furnace (where slabs are reheated prior to being rolled).
- The Company is currently reviewing its iron ore supply arrangements and where required, negotiating contractual arrangements that provide for ongoing supply.
- The Company celebrated the sale of its 2 millionth tonne of hot rolled coil to Smorgon Steel and 3 millionth tonne of slab to California Steel Industries.
- Hot Strip Mill ("HSM") expansion approved in July 2004:
  - increase hot rolled coil ("HRC") capacity by 0.4mtpa to 2.8mtpa by adding another walking beam reheat furnace and other process improvements.
  - capital cost A$100 million;
  - first production first quarter FY2007; and
  - material improvement in operational security of the HSM.
- New product initiatives included the launch of plate products for use in wind tower and electricity transmission pole applications.
- Illawarra Enterprise Bargaining Agreement, covering the majority of operations in Wollongong, including Coated and Building Products Australia, was finalised in June 2004.

North Star BlueScope Steel

- North Star BlueScope Steel has again been voted the No. 1 flat rolled steel supplier in North America in the 2004 Jacobsen Survey of steel customers.
- Scrap related price surcharges were introduced in January to insulate the business from the effects of rapidly escalating scrap costs.
- A new annual raw steel production record (100% project) of 1,710mt (vs. 1,650mt FY 2003).

Castrip LLC

- BlueScope Steel's JV partner in Castrip LLC, Nucor, continues to make progress towards commercialisation of the revolutionary strip casting technology developed by BlueScope Steel in the 1990s. Cumulative production at Nucor's plant since start up in May 2002 has exceeded 100,000 tons and steel sheet as thin as 0.84mm thick has been produced. BlueScope Steel owns 47.5% of Castrip LLC.

New Zealand Steel

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue	560	549	11	2
EBITDA	94	81	13	16
EBIT	59	44	15	34
Capital Expenditure(1)	27	10	17	170
Net Operating Assets (pre tax)	428	423	5	1
Return on Net Assets (pre tax)(2)	14.1%	9.9%		

(1) Capital expenditure reflects spending on increased capacity on the metal coating line.
(2) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $15m EBIT increase was largely due to:

- Higher export prices.
- Improved mix of value-added domestic coated products due to strong domestic demand.
- Costs associated with improving the financial position of the New Zealand Defined Benefits Superannuation Fund in the previous corresponding period.

These were partly offset by:

- The net unfavourable effect of the higher NZD/USD exchange rate on USD denominated revenue and costs. The average NSD/USD exchange rate was 0.63 compared to 0.52 in the previous corresponding period; and
- Higher repairs and maintenance costs due to an additional planned kiln shut and multi hearth furnace maintenance.

(ii) Operations Report

- Slab production was 611,000t, a decrease of 9,000t on FY2003 due to an additional planned kiln shut and multi hearth furnace maintenance in the fourth quarter.
- The metal coating line expansion was completed on schedule in March 2004 and commissioning, including some remedial work, will be completed in the first half of FY2005.
- New annual paint line production record of 52,000t (47,000t FY03).
- Record domestic residential and non-residential despatches reflecting stronger economic conditions and market share gains in some key product segments.
- New paint technologies, developed internally, enabled New Zealand Steel to re-brand existing products as:
  - COLORSTEEL® Endura™ for moderate to severe environments; and

- COLORSTEEL® Maxx™ for severe conditions, with the colour range increased from 4 to 12.

Coated and Building Products Australia

This segment comprises:

- Springhill and Western Port at Wollongong, NSW and Hastings, VIC respectively.
- Service Centres, with 7 sites throughout Australia.
- Packaging Products at Port Kembla, NSW.
- BlueScope Lysaght, with 27 operating sites throughout Australia.
- BlueScope Water.

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue	2,884	2,728	156	6
EBITDA	290	202	88	44
EBIT	197	119	78	66
Capital Expenditure(1)	89	49	40	82
Net Operating Assets (pre tax)	1,255	1,208	47	4
Return on Net Assets (pre tax)(2)	16.0%	9.3%		

(1) Capital expenditure increase relates to the timing of maintenance capital.
(2) Return on Net Assets is defined as EBIT / average monthly Net Operating Assets.

The $78m EBIT increase was largely due to:

- Higher product prices in both domestic and export markets.
- Higher domestic sales volumes and improved mix of higher value product within the domestic market.
- Lower restructure provisioning.

These were partly offset by:

- The net effect of a stronger AUD/USD exchange rate on USD denominated revenue and costs.
- Higher zinc, aluminium and tin coating metal costs, together with steel feed costs from Hot Rolled Products.
- Higher freight costs and higher employment costs due to wage escalation and incentive payments.

(ii) Operations Report

Springhill

- A number of annual production records were achieved in cold rolling, metal coating and painting.
- Brownfields capacity initiatives, largely around process improvements and minor capital works, are well advanced at Springhill and Western Port on the metal coating and paint lines. Similar initiatives are also being undertaken on the Service Centre paint lines.

Western Port

- The maintenance alliance with Silcar, a joint venture with Siemens has achieved improved plant reliability and cost savings.
- Record delivery reliability to customers for the year of 95%.
- Metal Coating Line No. 4 achieved an annual production record.
- The Enterprise Bargaining Agreement renewal is presently being negotiated. Similar negotiations are also being undertaken at our Lysaght business and Services Centres.

BlueScope Lysaght

- During the year, Lysaght strengthened manufacturing, sales and distribution, by opening new sites and acquiring businesses. The expanded geographic footprint, from 19 to 27 sites, will permit the Company to more effectively service customers.
- Lysaght introduced a number of new products during the year, including SupaPurlins, a range of purlins (roofing and walling structural steel supports) that are stronger and longer than the standard purlin, and Lysaght W-Deck, an economical structural decking system.

Packaging Products

- Business conditions remained difficult for the packaging sector during the year and significant efforts continue to be made to improve throughput, quality and efficiency.
- New 6 monthly production record was achieved on electrolytic tinning line No. 3.
- Roll shop outsourced, delivering product quality and cost improvements.

Service Centres

- The Service Centre paint lines achieved a production record.

BlueScope Water

- A new business, BlueScope Water, was established to develop growth opportunities in urban rainwater harvesting and water cycle management.
- Product range includes:
  - The HYDRORIB® culvert and stormwater product was launched during the year. This is a light, strong and durable pipe made from a coated steel and polymer composite.
  - WATERPOINT CLASSIC® and WATERPOINT SLIMLINE® rainwater tank brands. These tanks will be available in a range of sizes, shapes and colours to suit almost any site and style of building.

West Sydney

- The Company has entered into a conditional agreement with CSR Limited for the purchase of 17 hectares of industrial land at Erskine Park where it is planned to build a new Colorbond® steel centre.

Coated and Building Products Asia

This segment comprises:

- Metal coating and paint line operations in Thailand (also cold rolling), Indonesia and Malaysia;
- BlueScope Butler, China;
- Lysaght operations in 12 Asia and Pacific countries; and
- New China and Vietnam metal coating and paint line developments.

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2004 (1)	**2003**		
	$m	**$m**	**$m**	**%**
Sales Revenue	689	569	120	21
EBITDA	122	109	13	12
EBIT	100	84	16	19
Capital Expenditure(2)	113	36	77	214
Net Operating Assets (pre tax)(3)	619	404	215	53
Return on Net Assets (pre tax)(4)	21.5%	18.9%		

(1) Includes BlueScope Butler China's results for the period 27 April 2004 – 30 June 2004.
(2) Capital expenditure increase largely reflects Vietnam, Thailand and China developments.
(3) The increase in net operating assets was largely due to the inclusion of BlueScope Butler China, higher capital expenditure and higher working capital balances due to higher sales volumes and prices.
(4) Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

The $16m EBIT increase was largely due to:

- Stronger despatch volumes across the Asian business, together with improved mix of higher value product in Thailand; and
- Higher domestic coated product prices across the Asia business.

These were partly offset by:

- The appreciation of the AUD relative to most Asian currencies;
- Higher purchased steel feed costs across the Asia business; and
- Business development costs associated with the Vietnam and China metal coating and paint line projects.

(ii) Operations Report

- The Indonesian paint line expansion, increasing capacity from 25,000 to 50,000tpa, was completed in January 2004. The expanded plant is operating at full capacity.
- Indonesian metal coating capacity was increased from 90,000t to 100,000t.
- In Malaysia, strong annual domestic sales volumes increased markedly over FY2003, supported by the development of new applications.
- Continued strong growth in steel roof trusses. Construction of a Smartruss™ factory was completed in Vietnam in June 2004.
- Full year profitable operations of new Lysaght business in Langfang and Chengdu in China.

- Continued strong growth in pre-engineered building sales in South East Asia. The acquisition of Butler has also given BlueScope immediate size in pre-engineered building sales in China where good progress is being made on the business integration.
- Major growth initiatives approved by the Board during FY2004 are progressing as planned:
  - Vietnam (Metal Coating and Paint Line facility) (A$160m)
    - Construction on schedule for start up in early CY2006;
    - Initial earthworks completed; and
    - Steel fabrication, erection and cladding of the main plant buildings progressing.
  - Thailand (Second Metal Coating Line) (A$80m)
    - Project is on schedule for start up mid-CY2005; and
    - Building construction and equipment contracts are in place and steel fabrication and erection progressing.
  - China (Metal Coating and Paint Line Facility) (A$280m)
    - Project is on schedule for start up mid-CY2006; and
    - Preliminary site works continuing.

  Note: The abovementioned capital costs reflect a basket of foreign currencies converted to AUD's at the forecast exchange rate current at the time approved.

Coated and Building Products North America (new business segment)

This segment comprises the North American businesses of the newly acquired Butler Manufacturing Limited for a two month period:

- Butler Buildings; and
- Vistawall architectural products.

(i) Financial Performance

	12 MTHS TO 30 JUNE		VARIANCE	
	2004[(1)]	2003		
	$m	$m	$m	%
Sales Revenue	191	-	191	-
EBITDA	(5)	-	(5)	-
EBIT	(9)	-	(9)	-
Capital Expenditure	2	-	2	-
Net Operating Assets (pre tax)	232	-	232	-
Return on Net Assets (pre tax)[(2)]	(17.5%)	-		

(1) Butler Manufacturing Company was acquired on 27 April 2004. This report covers the period 27 April – 30 June 2004.

(2) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.

The ($9)m EBIT contribution reflected:

- High steel costs and tight availability of steel feed in the Buildings division; and
- Costs associated with the integration of Butler Manufacturing's North American businesses into BlueScope Steel.

(ii) Integration and Operations Report

- A new management structure for the North American businesses was established immediately following the acquisition. In addition, a BlueScope Steel

integration team is in place and good progress is being made on the business integration and transformation.

- On 29 June, the Company reaffirmed its decision to close the Galesburg, Illinois manufacturing facility. Capacity previously provided by Galesburg has, or will be, integrated within the Company's remaining plants, apart from the speciality parts business where the Company is reviewing various sites for an alternative manufacturing facility. Closure of Galesburg is scheduled for mid-CY2005.
- The sale of Lester Buildings (Butler's timber framing business) was completed on 30 July 2004.
- In February 2004, Butler was awarded damages from Louisiana-Pacific Corporation arising out of the supply of defective inner-seal products by Louisiana-Pacific Corporation. Butler received a cash payment of US$21 million in May 2004, with an additional US$11.2 million currently subject to appeal. The US$21m was accounted for as a receivable in the acquisition balance sheet of Butler Manufacturing Co.
- The Buildings Group despatches in May and June 2004 increased strongly over the same period in 2003. This is largely due to an increase in non-residential building activity in the U.S.A.
- Record high steel prices and steel sourcing difficulties continue to adversely effect the operations and profitability of the Butler Buildings business. The latter has been partly alleviated through broader sourcing of product, including from North Star BlueScope Steel.
- Vistawall shipments in May and June 2004 were 7% higher than the same period in 2003, but margins were adversely affected by increased aluminium feed stock prices.

OTHER INFORMATION

Logistics

- From 2005 onwards, BlueScope Steel will experience higher marine freight rates reflecting the global increase in marine costs. BlueScope Steel is partially insulated from spot price movements due to long-term contractual arrangements. During FY2004 these arrangements largely insulated the Company from the significant increases in marine freight rates.

Capital Management

- The on-market buyback program was concluded on 13 March 2004, with 60,679,153 shares purchased (representing 76.5% of the total program) at an average cost before brokerage and GST of $4.70 per share.

- During the period, the Company borrowed an additional $425m. Total debt outstanding at 30 June 2004 was $593m, resulting in a gearing ratio of 12.9% (net debt / net debt plus equity). These borrowings, together with operating cash flow of $893m were primarily applied to funding the acquisition of Butler Manufacturing Limited ($277m), the share buyback ($259m), dividends ($244m), capital expenditure ($290m) and tax payments ($119m).
- North Star BlueScope Steel repaid US$59m of its debt, reducing its total outstanding external debt to US$70m (100% basis) at 30 June 2004. In addition, North Star BlueScope Steel had sold US$56m of its trade receivables under its receivables securitisation program at 30 June 2004. This represents a US$17m increase from 30 June 2003.
- BlueScope Steel has received $152m in cash for trade receivables sold under its receivables securitisation program. This represents a $25m decrease from 30 June 2003.
- On 1 July 2004, BlueScope Steel raised US$300m from the US Private Placement market in two tranches of US$100m maturing 2011 and US$200m maturing 2014. The funds were used to refinance borrowings outstanding as at 30 June 2004.
- The Company intends to buyback approximately 16m shares on-market in order to offset the earnings per share dilution effect of shares expected to be issued in October 2004 under the Company's executive share rights plans as disclosed in the Scheme Document.

Safety, Environment & Health

- Safety
  - BlueScope Steel's industry leading safety record and improving performance was marred by a fatality at our Brisbane Logistics Terminal on 29 June 2004, when a contracted logistics operator was killed.
  - The Company continued to achieve record low injury rates with a 26% reduction in Lost Time Injury Frequency Rate (LTIFR) and 36% reduction in Medically Treated Injuries compared to FY2003.
  - A number of operations achieved noteworthy results:
    - ➢ New Zealand Steel – achieved 2m hours worked without a lost time injury;
    - ➢ Coated and Building Products Asia – achieved 2.5m hours worked without a lost time injury; and
    - ➢ Hot Rolled Products – achieved over 2m hours for the first time.

- Environment
  - BlueScope Steel's Australia, New Zealand and Asia businesses have all now achieved ISO14001 certification.
  - BlueScope Steel products have been featured in Melbourne's first HIA GreenSmart Display Village – a pioneering, environmental sustainable housing development. The energy efficient house included in the estate features Colorbond® fencing and roofing and Aquaplate® rainwater tanks.
  - The Western Port operation has won the Victorian South East region award for the Tidy Towns Commercial/ Industrial Site category. Judging criteria focused on a range of factors, including environmental work undertaken within the site and community, promoting environmental awareness to staff and programmes to reduce energy and water emissions.

- A new water conservation initiative will be implemented at the Springhill operations. It is expected to save over 500,000 litres per day.

Employee Share Plan

- The Company has offered 150 BlueScope Steel Limited shares at nil cost to approximately 16,000 eligible employees (approximately 2.4m shares). The objective of this discretionary offer by the Board is to recognise and reward employee contribution to BlueScope Steel's financial performance and provide them with the opportunity to build a long term shareholding in the Company. The value of this offer is approximately A$16m and the Company intends to buy-back an equivalent number of shares in order to offset the earnings per share dilution effect.

Final Dividend Schedule

- Record date – 5 October 2004.
- Payment date – 18 October 2004.

For further information:

- **Media - Sandi Harwood, Manager - External Affairs**
  Tel: +61 3 9666 4039 +61 (0)411 027 006

- **Investor Relations - John Knowles, Vice President Investor Relations**
  Tel: +61 3 9666 4150 +61 (0)419 893 491

ATTACHMENT 1

STEEL PRODUCTION AND DESPATCH REPORT

	6 MTHS ENDED			12 MTHS ENDED JUNE		
	June 2004	Dec 2003	June 2003	2004	2003	VARIANCE
RAW STEEL PRODUCTION ('000t)						
Port Kembla	2,577	2,568	2,467	5,145	5,049	2%
New Zealand Steel	302	309	315	611	620	(1%)
Sub-total	**2,879**	**2,877**	**2,782**	**5,756**	**5,669**	**2%**
North Star (1)	439	416	397	855	825	4%
Total	**3,318**	**3,293**	**3,179**	**6,611**	**6,494**	**2%**
EXTERNAL DESPATCHES ('000t)						
Hot Rolled Products						
- Domestic	529	452	418	981	877	12%
- Export	828	676	806	1,504	1,567	(4%)
Coated & Building Products Australia						
- Domestic	905	950	883	1,855	1,833	1%
- Export	362	257	392	619	683	(9%)
New Zealand Steel						
- Domestic	126	135	126	261	256	2%
- Export	179	146	175	325	342	(5%)
Coated & Building Products Asia						
- Domestic(2)	262	176	169	438	328	34%
- Export	43	48	37	91	63	44%
Coated & Building Products North America(3)						
- Domestic	28	-	-	28	-	
- Export	1	-	-	1	-	
Total						
- Domestic	1,850	1,713	1,596	3,563	3,294	8%
- Export	1,413	1,127	1,410	2,540	2,655	(4%)
Sub-total	**3,263**	**2,840**	**3,006**	**6,103**	**5,949**	**3%**
North Star (1)	431	401	399	832	805	3%
Total	**3,694**	**3,241**	**3,405**	**6,935**	**6,754**	**3%**

(1) Reflects BlueScope Steel's 50% share from North Star BlueScope Steel.
(2) Includes 28,000 tonnes steel despatches from Butler Manufacturing Company's China operations acquired on 27 April 2004.
(3) Reflects steel despatches from Butler Manufacturing Company's North American operations acquired on 27 April 2004.

SEC File
No. 82-34676

RECEIV[illegible]
2004 OCT -8 A
OFFICE OF INTERNA[illegible]
CORPORATE FINA[illegible]

BLUESCOPE STEEL

JP Morgan Conference Singapore

John Knowles, VP Investor Relations

Robert Elliott, VP Finance Asian Building & Manufacturing Markets

5 October, 2004

ASX Code: BSL

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.


Rewarding Shareholders
As We Grow

Safety — Our goal remains zero harm

Lost Time Injury Frequency Rate



Injuries resulting in lost time per million man-hours worked
40
35
30
25
20
15
10
5
0
35
29
16
14
8
4.8
3.7
4
3.4
2.8
1.8
1.3
IISI Member Companies (2002) – 8.4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Includes contractors from 1996

Medically Treated Injury Frequency Rate



Medically treated injuries per million man-hours worked
90
80
70
60
50
40
30
20
10
0
80
68
60
52.2
47.1
29.1
22.4
21.9
16.9
12.2
9.3
6.7
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Includes contractors from 2003

But, we experienced a fatality on 29 June 2004

Creating shareholder value as we grow


Profitable Through the Cycle
Dynamic Global Steel Industry
Strong Board & Management Team
Value Added Branded Products
Growth Opportunities in Asia
A VERY DIFFERENT KIND OF STEEL COMPANY
Strong Operating Track Record
Strong and Flexible Capital Structure
Low Cost Producer
Consistently Strong Cash Flows
Geographic

VALUE-ADDING CAPABILITY

(Metal Coating Capacity as % of HRC Capacity)


Increasing to 54% with recently announced CAPEX
54
46
47
45
44
42
40
40
37
36
33
31
28
25
25
25
23
20
20
20
20
17
16
16
15
15
15
15
13
12
12
11
11
10
9
9
9
7
7
7
6
5
3
2

A similarly strong downstream position in

- Painting #2 worldwide
- Rollforming #1 worldwide
- Pre Engineered Buildings #1 worldwide

NOTE: Compiled from the largest 60 steelmakers (excluding those who do not have flat steel metal coating capacity)

Source: IISI 'World Steel in Figures 2004', CRU 'Steel Sheet Quarterly April 2004'

Metallic coated and painted value added products - Australia

"Don't risk your reputation"

- Continued process and product innovation from launch in 1976.
- Enhanced technology in ZINCALUME® steel is planned for launch in late 2004.
- Most trusted and proven brand in roofing for the Commercial & Industrial Building market.
- Most versatile product offering outstanding performance in a variety of uses. Eg: residential house framing
- 11 millionth tonne in 2004.

Zincalume®



Olympic Equestrian Centre

Metallic coated and painted value added products - Australia

“Making the Right Choice”

Colorbond®

- The premier painted steel solution since 1966.
- Most recognised residential roofing material brand in Australia (Source: Consumer Contact Co).
- Consumer preference is fuelling increased demand for COLORBOND® steel fencing and roofing.
- New colour range launched in 2003 to offer increased design flexibility to match home building trends.
- COLORBOND® steel technology enhanced to provide “new for longer” performance (2003).
- A family of products for a variety of applications and environments(Eg: Garage Doors, Metallic Finishes, Coolroom Panels).
- 6 millionth tonne in 2004.





Customer value proposition - elements

Product Quality	• Performance proven over time • Wide range available • Warranty protection • Constantly revitalised to meet customer needs
Product Brand Strength	• Market recognition and demand • Ingredient branding • Trademark protection
Market Position	• Market development • Innovation • Customer relationships
Supply Chain Performance	• Secure and stable supply • Tailored for customers • Short lead times • Superior delivery performance
Service Excellence	• Technical support • Problem resolution • Training and literature
In-Market Experience	• Industry knowledge • Local expertise • Skilled Account Management
Corporate Strength	• Financial strength • Reputation for integrity



BlueScope Steel Business Segments

Corporate / Group

Hot Rolled Products



- Lowest quartile producer
- Leading supplier of flat steel in Australia
- Global scale

o *Port Kembla Steelworks*
o *North Star BlueScope*
o *Castrip*

New Zealand Steel



- Only fully integrated flat steel maker in New Zealand
- Leading domestic market share of flat products

Coated & Building Products Asia



- Pre-eminent seller of branded steel in Asia
- Lower cost "backward integration" growth strategy

o *Indonesian, Malaysian and Thailand operations*
o *Vietnam*
o *Lysaght Asia*
o *China, including BlueScope Butler*

Coated & Building Products Australia



- Largest supplier of metallic coated and painted steel in Australia
- Leading market shares in most key markets

o *Western Port*
o *Springhill*
o *Packaging Products*
o *Lysaght Australia*
o *Service Centres*

Coated & Building Products North America



- Pre-eminent global designer / supplier Pre-engineered buildings
- No 1 position in North America and China

Annualised Production Capacities and Approved Growth as at 31 August 2004



Asia / Pacific
23 Roll Forming Sites
2 Butler PEB Manufacturing Plants (China)

Thailand
Cold Rolling 300kt
Metal Coating 175kt +200kt
Painting 90kt

Malaysia
Metal Coating 160kt
Painting 70kt

Indonesia
Metal Coating 100kt
Painting 50kt

China
MC 250kt
Painting 150kt

Vietnam
MC 125kt
Painting 50kt

Brisbane
Painting 88kt

Port Kembla / Springhill
Raw Steel 5.1mt
Hot Rolling 2.4mt +400kt
Plate 320kt
Cold Rolling 930kt
Tinplate/Blackplate 450kt
MC (3 lines) 750kt +
PL (2 lines) 207kt +

Australia
7 Service Centres
27 Lysaght Sites

Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +
Painting (2 lines) 330kt +

New Zealand
Iron sand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 230kt +
Painting 60kt
Hollow Sections 45kt

BlueScope Steel Lysaght and Butler China Footprint



BlueScope Steel in China

- ● 1 Metal Coating/Paint Line facility (under construction)
- ○ 5 Lysaght manufacturing facilities (incl. Taiwan)
- △ 60 Lysaght / CSC sales offices
- ● 2 Butler PEB manufacturing facilities
- ▲ 24 Butler district offices / sales offices

BlueScope Steel North American Sites



BlueScope Steel in North America

- 1 Regional Office
- 4 BlueScope Steel Sales Offices
- 2 Joint Ventures
- 7 Butler Manufacturing Plants
- 12 Butler Sales / Engineering Offices
- 7 Vistawall Manufacturing / Fabrication Plants
- 12 Vistawall Sales Offices

Consistently strong cash flows

A$ millions	2000[(1)]	2001[(1)]	2002[(1)]	2003	2004	2004-1H	2004-2H
Net operating cash flow before borrowing costs and income tax	715	631	381	763	**893**	357	536
Net investing cash flows							
- Capital expenditure	(90)	(105)	(162)	(183)	**(290)**	(99)	(191)
- Other	10	(6)	8	18	**(288)**	(3)	(285)
Net cash flow before financing & tax	635	520	227	598	**315**	255	60
Net financing cash flow				(493)	**75**	(8)	83
Payment of income tax				(29)	**(119)**	(84)	(35)
Net dividends				(75)	**(244)**	(155)	(89)
Net increase in cash held				1	**27**	8	19

(1) 2000 to and including 2002 normalised.

Capital management – rewarding shareholders as we grow

- **Share Buyback**
  - Purchased/cancelled 60.7m shares
  - Further program – 18.0m shares

- **Dividends - All Fully Franked**

Total return to shareholders since public listing since July 2002:

• Initial buyback	$286m
• Dividends Paid	$313m
• Final/Special (to be paid)	$208m
	$807m



+38%
29¢
40¢
Cents Per Share
30
25
20
15
10
5
0
9¢
7¢
13¢
12¢
10¢
FY2003-1H
FY2003-2H
FY2004-1H
FY2004-2H
Special
Ordinary

Growing for the future benefit of shareholders

- *Growth initiatives underway*
  - Vietnam (A$160m / early CY2006) – new metal coating and paint line facility
  - Thailand (A$80m / mid CY2005) – second metal coating facility
  - China (A$280m / mid CY2006)
    – new metal coating and paint line facility
    – BlueScope / Butler integration
  - North America – Butler acquisition, integration and business transformation

- *More recent growth initiatives*
  - Hot Strip Mill upgrade – Port Kembla Steelworks
  - Progressing West Sydney - Colorbond® steel centre

Port Kembla Hot Strip Mill expansion (+0.4mtpa)

- Second Walking Beam Reheat Furnace


Iron Ore
Limestone
Coal
1
Coke Ovens
2
Sinter
3
Blast Furnace
4
Slag
Molten Iron
Scrap Steel
Oxygen
Lime & Flux
Transfer Ladle
5
Basic Oxygen Steelmaking (B.O.S.)
Ladle Treatment
Vacuum degasser
Continuous Slab Caster
6
Continuously Cast Slabs
Walking Beam Reheat Furnace
Descaler
4-High Reversing Roughing Mill
Coilbox
Crop Shear
Descaler
7
4-High Finishing Mill
Cooling Sprays
Runout Table
Downcoiler
Hot Strip Mill
Hot Rolled Coils
Shears
Welder
Pickle Tanks
Side Trimming
Shears
Oiler
8
Pickle Line
Cold Rolling
Annealing
Tempering
Electrolytic Tinning
Coil Preparation

Major growth initiatives – capital spending profile

All in A$m	Total Est. Capex/Cost	FY2004 Actual	FY2005	FY2006	FY2007
Vietnam[(1)]	160	45	100	15	-
Thailand[(1)]	80	19	60	1	-
China[(1)]	280	24	211	45	-
Port Kembla HSM expansion[(1)]	100	-	34	53	13
Butler acquisition	277	277	-	-	-
Total[(3)]	**897**	**365**	**405**	**114**	**13**

(1) Estimated capital costs based on forecast exchange rate assumptions.

(2) Butler acquisition cost less cash acquired and not including the benefit of Louisiana Pacific Corporation settlement proceeds received of US$21m.

(3) Addition of smaller capital spending programmes bringing total approved CAPEX to over A$1 billion.

Group financial headlines FY2004

Continued to seize market opportunities and drive business improvements

• Revenue	$5.77 billion	*Record even with A$ strength*
• Despatches	6.94 million metric tonnes	*Record*
• NPAT	$584 million	*Up 29% to record*
• EBITDA	$1,105 million	*First time over $1.0 billion*
• EBIT	$818 million	*Up 34%*
• EPS	77.8¢	*Up 36%*
• Return on Invested Capital	18.5%	*Improvement continues*
• Net Cash Flow	$315 million	*Even after Butler & growth expenditure*
• Debt Increased	Up $425 million	*Reflects Butler acquisition and share buyback*
• Gearing (net debt)	12.9%	*But for buyback and acquisition – would be zero*

Strong and improved financial performance across all segments

Group EBIT $818m



FY03
FY04
North Star BlueScope Steel
EBIT A$ Millions
600
500
400
300
200
100
0
-100
471
69
565
71
44
59
119
197
84
100
-9
Hot Rolled Products
New Zealand Steel
Coated & Building Products Australia
Coated & Building Products Asia
Coated & Building Products North America
• New business segment as at 1 May 2004
• 2 months results, including integration costs

Hot Rolled Products – hard work is paying off



□ FY03 ■ FY04 □ FY04-1H ■ FY04-2H
EBIT A$ Millions
600
500
400
300
200
100
0
471
69
565
71
179
2
386
69

- ***FY2004 return on net assets (pre-tax) 30.7%***
- ***Revenue = A$2,732m***

Markets

- Strong global demand
- Tight markets for raw materials and product
- Record prices in second half
- Core long term customer relationships

Performance

- Annual production records at PKSW and North Star BlueScope Steel
- Offset by:
  - stronger AUD/USD
  - iron ore and scrap costs
  - repair and maintenance spending
  - higher employment costs
- Enterprise Bargaining Agreement renewed

Product initiatives / branding

Establishing brand recognition. For example, the introduction of:



Sureline®



Xlerplate®

New Zealand Steel – its best ever performance



FY03
FY04
FY04-1H
FY04-2H
EBIT A$ Millions
70
60
50
40
30
20
10
0
44
59
20
39

- ***FY 2004 return on net assets (pre-tax) 14.1%***
- ***Revenue = A$560m***

Markets
- Strong NZ construction demand
- Record domestic sales mix
- Higher prices - particularly export
- Core long term customer relationships

Performance
- Record EBIT
- Annual paint line production record
- Metal coating expansion completed with full benefit to be achieved in 2005
- Best ever safety outcomes

Coated & Building Products Australia – "Oh What A Feeling!"



FY03
FY04
FY04-1H
FY04-2H
EBIT A$ Millions
200
150
100
50
0
119
197
102
95

- ***FY2004 return on net assets (pre-tax) 16.0%***
- ***Revenue = A$2,884m***

Markets

- Demand never been stronger
  - construction, automotive, manufacturing
- Signs of dwelling market slowing
- Industrial/commercial remains buoyant
- Price increases implemented
- Strengthened channels to market

Performance

- Annual production records
- Feed costs higher in second half = margin squeeze
- Low cost capacity improvements continue
- Western Port
  - maintenance alliance operational
  - best ever delivery performance
- Springhill
  - production and efficiency improvements
- Customer survey affirms improved service
  - Toyota President's Award
- Packaging business margin pressure

Value-added branded innovations in Australia



HydroRib
Strong Durable Economical
BLUESCOPE STEEL
The longer standard length and light weight design of HydroRib™ removed the need for heavy machinery on-site and provided a quicker, less labour intensive installation.

HydroRib™

waterforsure™



BLUESCOPE WATER
Rainwater Harvesting Solutions
Why harvest rainwater?
Water supply
Bottom line savings with rainwater harvesting

waterpoint™ MicroDam

waterpoint™ Classic

waterpoint™ Slimline

Coated and Building Products Asia – the growth continues



FY03
FY04
FY04-1H
FY04-2H
EBIT A$ Millions
120
100
80
60
40
20
0
84
100
45
55

- ***FY2004 return on net assets (pre-tax) 21.5%***
- ***Revenue = A$689m***

Markets

- World's fastest growing steel market
- BlueScope Steel uniquely positioned
- Prices higher in local currencies
- Pre-engineered building demand growing in Asia – immediate scale achieved in China through Butler acquisition
- BlueScope Steel's branded products increasing presence and growing reputation

Performance

- All plants operating near full capacity
- Strong volume growth of 35%
- Achieved A$100m EBIT
- Leading safety performance
- Major capital projects developed, approved and underway
- Excellent EBIT performance in local currencies

Index of EBIT performance of Asian businesses in local currencies



Thailand
Malaysia
Indonesia
China
400
300
200
100
0
2001
2002
2003
2004

Asia – BlueScope Steel's core growth region

- Growing revenue and profits continue
- Unique Asian footprint with multiple growth opportunities
  - Innovative - new products and solutions
  - Capacity growth





Asian Financial Performance (EBIT)


A$ Millions
110
90
70
50
30
10
-10
99
2000
2001
2002
2003
2004

Asian Business Overview

- Market leader offering :
  - Metallic coated
  - Pre-painted steel
  - Solutions to the building & construction markets
  - No. 1 PEB position in China
- Through :
  - A network of world class facilities
- Leading brands & products :
  - Tailored to the local markets and their segments
- Portfolio of markets :
  - Multi-domestic & export
- Well developed channels to market tailored to specific market needs
- Focus on customer service and manufacturing excellence, safety and the environment
- Core growth region for BlueScope Steel

Asian growth – our starting point is the market


Lysaght Asia
Thailand, Malaysia, Indonesia paint lines
Thailand cold rolling
Thailand, Malaysia, Indonesia metallic coating
Thailand pickle line
Hot rolled coil from
Australia, NZ & 3rd party

Apparent steel consumption – South East Asia


Thailand
M Tonnes
14
12
10
8
6
4
2
0
CY 1992 1994 1996 1998 2000 2002 2004e


Indonesia
M Tonnes
12
10
8
6
4
2
0
CY 1992 1994 1996 1998 2000 2002 2004e


South East Asian Countries-
Total Regional Consumption
M Tonnes
40
35
30
25
20
15
10
5
0
CY 1992 1994 1996 1998 2000 2002 2004e


Malaysia
M Tonnes
12
10
8
6
4
2
0
CY 1992 1994 1996 1998 2000 2002 2004e


Vietnam
M Tonnes
12
10
8
6
4
2
0
CY 1992 1994 1996 1998 2000 2002 2004e

China coating development

- Located at Suzhou, 80kms west of Shanghai.
- Excellent transport links.
- Metallic Coating Line - 250,000tpa
  Paint Line - 150,000tpa
  Slitter / Recoil Facility - 20,000tpa
- Capital cost A$280m.
- Construction started April 2004.
- Start production mid-CY2006.
- Import replacement.
- Risk management.



Artist's Impression

China



Vietnam – coating development

Hanoi Airport with Clean Colorbond® Roof



Lysaght Pre-Engineered Building




CHINA
Lao Cai
HANOI
Haiphong
LAOS
Vinh
Gulf of Tonkin
Hainan (CHINA)
Mekong
Hue
Da Nang
THAILAND
Qui Nhon
CAMBODIA
Nha Trang
Cam Ranh
Ho Chi Minh City
Long Xuyen
Can Tho
Dao Phu Quoc
South China Sea
Con Dao
0 100 200 km
0 100 200 mi
LYSAGHT HA TAY FACTORY
SALES OFFICES
LYSAGHT BIEN HOA FACTORY
METALLIC COATING & PAINTING SITE

Vietnam



Thailand



Building solutions

Roof Trusses



Pre-Engineered Buildings



Pre-engineered buildings – BlueScope Butler No. 1 in China









- Many large span buildings sold in China, Vietnam, Thailand, Laos, Cambodia, Malaysia, Sri Lanka, India, Sabah, Indonesia, the Philippines and Fiji

Lysaght PEBs Marketing Literature



LYSAGHT
Lysaght Agricultural Solutions
Chicken Shed Building System

LYSAGHT

LYSAGHT
LYSAGHT® SmartBuild™

LYSAGHT
LYSAGHT® SmartBuild™

LYSAGHT
Our Solution With
Aid Agencies

LYSAGHT

LYSAGHT


BlueScope Lysaght – PEB's in Thailand




5



- 300 chicken sheds sold in Thailand. The shed design increased bird weight by 10%, reduced energy consumption by 20%, mortality rates reduced by 75% and no birds in these sheds suffered from bird flu.

Components





All components are galvanised to prevent corrosion.

All parts simply bolt together eliminating on-site welding and speeding up assembly.

Quality roofing & walling profiles



Klip-Lok Hi-Ten®



Spandek Hi-Ten®



Trimdek Hi-Ten®

Available in quality, long-life Zincalume® and Colorbond® finishes with a 20 year warranty

Coated and Building Products North America – foundations in place

- Butler Manufacturing Co. acquisition completed 27 April 2004
  - No negative surprises
  - Integration team making good progress
  - New management structure in place
  - Galesburg facility to close mid-CY2005
  - Timber business (Lester) sold in July 2004
- Continued improvement in non-residential buildings construction in U.S.
  - Butler Buildings order backlog up
  - Vistawall despatches stronger
- Challenges
  - Rapid steel price increases, higher aluminium costs
  - Limited steel availability

- On target to achieve consolidated financial goals stated at acquisition
  - FY05 EPS neutral
  - FY06 EPS positive

What is a Pre-Engineered Building (PEB)?

Fully designed and engineered building

Comprising steel structural frame and roofing systems, typically with steel walling





Butler is THE PEB company

Design, Engineering, Manufacturing, Sales & Marketing

Why PEBs? Speed, cost effectiveness, broad application

Example: 110,000m^2 facility, erected in 28 working days

Wal*Mart Stores Distribution Centre (Arkansas)


1
July 9


2
July 23


3
July 30


4
August 6

Butler Buildings North America – No. 1 in PEBs

Manufacturing


Warehouse


Retail


Recreation


Showroom


Community


Vistawall









Looking forward to 2005

- Global steel industry
- Higher costs
- BlueScope Steel strategy
- Outlook for BlueScope Steel



Global steel industry - consolidation in OECD

Production Share of Top 3 Steelmakers in each Region

(%, 1998 vs 2003)



US
33%
55%
USS,
ISG,
Nucor
'98
'03
NORTH AMERICA
SOUTH AMERICA
EU
31%
50%
Arcelor,
LNM,
Corus
'98
'03
ASIA
Japan
49%
64%
JFE,
NSC,
Sumitomo
'98
'03
AUSTRALIA AND OCEANIA
© 2001 EB, Inc.

Source : POSCO, 'POSCO Growth & Innovation, Jan 04

Global steel industry - dynamic

North America
- Record HRC prices
- Scrap surcharges and volatility
- Steel availability
- Consolidation continues
- Economic recovery

South America
- Plans for new capacity
- Raw material rich
- Low cost

India
- Increasing steel capacity
- Growing GDP demand

Europe
- Weak demand continues
- Consolidation benefits

CIS
- Restricted scrap exports
- Stronger economies



Australia / New Zealand
- Strong economic growth
- Interest rates?

Japan
- Production at capacity
- Significant exports

Korea
- Shipyards full
- BlueScope Steel customer

China
- World's largest steel consumer and producer
- Less than 5% of BlueScope Steel sales
- Indirect impact significant
- Net importer of flat steel
- Slowdown welcome
- Raw material / shipping effect

SE Asia
- Improved economic growth
- Volatile tariff structures

Steel making raw material costs are increasing

Iron Ore



USc per ltu (FOB)
50
45
40
35
30
25
20
Fines
Lumps
1997
1998
1999
2000
2001
2002
2003
2004

"...unprecedented demand and extremely tight supply position..."

Coal



US$ per tonne (FOB)
60
55
50
45
40
35
30
25
20
Hard Coking Coal
Thermal Coal
1997
1998
1999
2000
2001
2002
2003
2004

"...China reducing exports..."

Shipping



6,000
5,000
4,000
3,000
2,000
1,000
0
BDI Index
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04

"...2-3 Year backlog for shipbuilders..."

SOURCE: ANZ Bank 'Resources Market Outlook', Mar 04

BDI – Baltic Dry Index
Iron Ore and Coal – Aus-Japan Reference Prices
Source: IISI, Baltic Dry Index, SSY

Other metallic coating material costs also increasing

Aluminium



2,000
1,800
1,600
1,400
1,200
1,000
US $ /TONNE
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

Zinc



1,500
1,300
1,100
900
700
500
US $ /TONNE
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

Tin



9,000
7,000
5,000
3,000
US $ /TONNE
Jun-98
Apr-99
Feb-00
Dec-00
Oct-01
Aug-02
Jun-03
Apr-04

"Chinese demand has driven 25-30% price rise since 2001. Recent Chinese Government actions caused minor price fall . . . which may be only temporary."

"Chinese demand is still growing. Potential for further price rises."

"Chinese and world demand outpacing supply. Concentrate inventories depleted."

Source: London Metal Exchange (LME)

Marine freight – well managed to minimise costs

- Global marine freight market continues to be tight



- BlueScope Steel's approach
  - stagger renewals
  - long term relationships
  - limited "spot" contracts

- BlueScope Steel largely insulated in FY2004

- In FY2005:
  - Approximately half of our marine freight cost is exposed to higher costs . . . totalling a net A$70m or approximately 10% of our total transportation spend

Our strategy is unchanged



Butler PEB/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Vietnam China
Vietnam China Thailand
HSM Expansion
Australia & NZ Brownfields
Australia & NZ Brownfields Water

- Asia and Regional Growth
- Value-added branded products
- Asset productivity
- Disciplined capital management
- World-class low-cost operations
- Manufacturing excellence
- Supply chain velocity
- Cost reductions
- Vigorously defend existing value


Financials

Continued strong earnings performance

A$ Millions	2000(1)	2001(1)	2002(1)	2003	2004(3)	2004-1H	2004-2H(3)
Revenue	4,898	4,941	4,593	5,302	**5,770**	2,619	3,151
EBITDA(2)	711	568	412	881	**1,105**	440	665
EBIT(2)	445	305	160	611	**818**	302	516
Net Profit				452	**584**	227	357
EPS (¢)(4)				57.1	**77.8**		

(1) 2000 to and including 2002 normalised.
(2) Includes profit/loss for North Star BlueScope Steel.
(3) Includes two months of BlueScope Butler financial results.
(4) Weighted average shares on issue 791.5m FY03 and 750.5m FY04.

EBIT variance – FY2004 vs. FY2003



EBIT A$m
1100
900
700
500
300
100
$611m
$300m
$82m
$79m
$2m
($111m)
($85m)
($130m)
$70m
$818m
Higher R&M (42)
Employment costs (42)
Freight (18)
Cost improvements 68
FY03 Superannuation Contribution 32
FY03 Name Change Provision 20
Lower Restructuring Costs 31
June 03 YTD Actual
Export Prices
Domestic Prices
Volume / Mix
NSBSL
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
June 04 YTD Actual

EBIT variance – June 04 half year vs. December 03 half year


EBIT A$m
800
700
600
500
400
300
200
100
0
$302m
$223m
$31m
$10m
$68m
($10m)
($74m)
($55m)
$21m
$516m
Dec 03 Half
Export Prices
Domestic Prices
Volume / Mix
NSBSL
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
June 04 Half

Balance Sheet – strength and flexibility

A$ Millions	As At 30 June 2003	As At 30 June 2004	Excluding FY04 acquisitions 30 June 2004
Assets			
Cash	91	119	91
Receivables	650	996	785
Inventory	698	962	762
Other Assets	228	416	325
Net Fixed Assets	3,086	3,289	3,090
Total Assets	**4,753**	**5,782**	**5,053**
Liabilities			
Creditors	493	728	568
Interest Bearing Liabilities	168	593	197
Provisions	1,001	1,267	1,094
Total Liabilities	**1,662**	**2,588**	**1,859**
Net Assets	**3,091**	**3,194**	**3,194**

- **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)** **2.4%** **12.9%**

Results remain sensitive to BlueScope Steel's realised hot rolled coil prices

Assumption	Estimated impact on forecast EBIT (A$mil) for year ending 30/06/05
+/– US$25 / tonne movement in BSL's average realised HRC price(1)	75
+/– 1¢ movement in Australian dollar / US dollar exchange rate(2)	13
+/– US$10 / tonne movement in NSBHP scrap to HRC price spread	12
+/– 2% movement in slab production in Australia and New Zealand	24
+/– US$1 / tonne movement in coking coal costs	5
+/– US$1 / tonne movement in iron ore costs	10

(1) *The change in export HRC price assumes proportional effect on export slab, and flow on to domestic pipe and tube market and to other export products.*

(2) *The movement in the Australian dollar/US dollar exchange rate includes the restatement of US dollar denominated receivables and payables.*

2004 was another good year . . . and the momentum continues

- Anticipate another good year in 2005
- Challenges ahead
  - much higher slab / HRC prices in first half leading to further margin pressure downstream
  - adjusting to higher raw material and freight cost environment
  - achieving productivity to offset higher wage / employment costs
- Opportunities ahead
  - Butler turnaround and PEB growth
  - safe and successful project construction
  - new products and markets
  - choosing amongst myriad of growth opportunities
  - further execution of our strategy
- Seize benefits of our diversified product and geographic portfolio
- Continue to reward our shareholders as we grow

BLUESCOPE STEEL

JP Morgan Conference Singapore

John Knowles, VP Investor Relations

Robert Elliott, VP Finance Asian Building & Manufacturing Markets

5 October, 2004

ASX Code: BSL

FINANCE CONFERENCE AGENDA

26 & 27 October 2004
Novotel Northbeach, 2-14 Cliff Road, North Wollongong, NSW, 2500

Tuesday, 26 October			
1.	Introduction / safety	RL	9:30am – 9:45am
2.	Welcome and cover: - Conference objectives / ground rules	BK	9:45am – 10:00am
3.	Investor roadshows and feedback	BK/JK/GH	10:00am – 10:40am
4.	BlueScope Steel strategy - Finance objectives - Strategic overview - [R&D] - Feedback / questions	 BK SM GW All	11:00am – 12:30pm
5.	Strategy in Action - Butler Buildings USA - Vistawall - Butler China - BlueScope Water - Lysaght acquisitions - Asia organic growth	 AN BJ GG IS RL RE	1:30pm – 5:00pm
6.	Small group activity – challenges for Finance arising from BlueScope strategy including feedback to the Group		5:00pm – 6:00pm
7.	Dinner – BBQ & trivia night		6:45pm
Wednesday, 27 October			
1.	Effective communications	Larry R	8:30am – 10:00am
2.	FLT objectives	BK	10:30am – 11:00am
3.	Cash flow at risk	GH	11:00am – 12:00pm
4.	Corporate Governance – Impact of CLERP and ASX Corporate Governance Council Guidelines	WA	12:00pm – 12:30pm
5.	Business Risk Assessment [NZ Steel]	HT / CR	1:30pm – 1:50pm
6.	Finance Risk Assessment	HT / BK	1:50pm – 2:45pm
7.	Small group activity – identification of additional finance risks / mitigation actions, including feedback to the Group		2:45pm – 4:00pm
8.	ELT feedback on Finance Group's performance	BK	4:00pm – 4:20pm
9.	Critique, final questions, key messages and close-out	RL / All	4:20pm – 5:00pm

SEC File
No. 82-34676

RECEIVED
2004 OCT -8 A 10:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BLUESCOPE
STEEL

Merrill Lynch Australasia Investment Conference, New York

ASX Code: BSL


BlueScope Steel – A Different Kind of Steel Company

We focus on total shareholder return - ASX Top 50 total shareholder return rankings from listing (15/7/2002) to 31/7/2004


BSL
175%
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%

Dividend	FY2004	FY2003	Variance
Interim Ordinary	12¢	9¢	+33%
Final Ordinary	18¢	13¢	+39%
Special	10¢	7¢	+43%
Total Fully Franked Dividends	**40¢**	**29¢**	**+38%**

- Fully integrated steel company
- Adding value through the supply chain

Illustrative






PEB / Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab





BlueScope Steel – A global leader in adding value to Hot Rolled Coil

VALUE-ADDING CAPABILITY

(Metal Coating Capacity as % of HRC Capacity)



Increasing to 54% with recently announced CAPEX
54
46
47
45
44
42
40
40
37
36
33
31
28
25
25
25
23
20
20
20
20
17
16
16
15
15
15
15
13
12
12
11
11
10
9
9
9
7
7
7
6
5
3
2

A similarly strong downstream position in

- **Painting** **#2 worldwide**
- **Rollforming** **#1 worldwide**
- **Pre Engineered Buildings** **#1 worldwide**

NOTE: Compiled from the largest 60 steelmakers (excluding those who do not have flat steel metal coating capacity)

Source: IISI 'World Steel in Figures 2004', CRU 'Steel Sheet Quarterly April 2004'

Applications of our downstream products



Return on Capital Contour



BlueScope Steel
EBIT Margin
16%
14%
12%
10%
8%
6%
4%
2%
0%
1.0
1.5
2.0
2.5
Capital Turnover
2004
2003
2000
2001
1999
2002
15%
10%

Diverse and unique global production and marketing footprint



Asia / Pacific
23 Roll Forming Sites
2 Butler PEB Manufacturing Plants (China)
Thailand
Cold Rolling 300kt
Metal Coating 175kt +200kt
Painting 90kt
Malaysia
Metal Coating 160kt
Painting 70kt
Indonesia
Metal Coating 100kt
Painting 50kt
Australia
7 Service Centres
27 Lysaght Sites
Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +
Painting (2 lines) 330kt +
China
MC 250kt
Painting 150kt
Vietnam
MC 125kt
Painting 50kt
Brisbane
Painting 88kt
Port Kembla / Springhill
Raw Steel 5.1mt
Hot Rolling 2.4mt +400kt
Plate 320kt
Cold Rolling 930kt
Tinplate/Blackplate 450kt
MC (3 lines) 750kt +
PL (2 lines) 207kt +
New Zealand
Iron sand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 230kt +
Painting 60kt
Hollow Sections 45kt

BlueScope Steel Lysaght and Butler China Footprint



BlueScope Steel in China

- ● 1 Metal Coating/Paint Line facility (under construction)
- ○ 5 Lysaght manufacturing facilities (incl. Taiwan)
- △ 60 Lysaght / CSC sales offices
- ● 2 Butler PEB manufacturing facilities
- ▲ 24 Butler district offices / sales offices

BlueScope Steel North American Sites



BlueScope Steel in North America

- 1 Regional Office
- 4 BlueScope Steel Sales Offices
- 2 Joint Ventures
- 7 Butler Manufacturing Plants
- 12 Butler Sales / Engineering Offices
- 7 Vistawall Manufacturing / Fabrication Plants
- 12 Vistawall Sales Offices

Group financial headlines FY2004

Record financial results

• NPAT	$584 million	*Up 29% to record*
• EPS	77.8¢	*Up 36%*
• Return on Invested Capital	18.5%	*Improvement continues*
• Total Dividend (including special)	40¢	*Up 38%*
• Gearing (net debt)	12.9%	*But for buyback and acquisition – would be zero*
• Net Cash Flow	$315 million	*- Even after growth expenditure* *- Strength and provides flexibility*

Our strategy


PEB/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Butler PEB/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Vietnam
China
Vietnam
China
Thailand
HSM Expansion
Australia & NZ
Brownfields
Australia & NZ
Brownfields
Water

Butler Buildings North America – No. 1 in PEBs

Manufacturing



Warehouse



Retail



Recreation



Showroom



Community



Vistawall products









Global steel industry - consolidation in OECD

Production Share of Top 3 Steelmakers in each Region

(%, 1998 vs 2003)



US
33%
55%
USS,
ISG,
Nucor
'98
'03
EU
31%
50%
Arcelor,
LNM,
Corus
'98
'03
Japan
49%
64%
JFE,
NSC,
Sumitomo
'98
'03
NORTH AMERICA
SOUTH AMERICA
ASIA
AUSTRALIA AND OCEANIA
© 2001 EB, Inc.

Source : POSCO, 'POSCO Growth & Innovation, Jan 04

Dynamic global steel industry



Europe
CIS
Japan
Korea
North America
China
South America
India
SE Asia
Australia / New Zealand

Steel making raw material costs are increasing

Iron Ore



USc per ltu (FOB)
50
45
40
35
30
25
20
Fines
Lumps
1997
1998
1999
2000
2001
2002
2003
2004

"...unprecedented demand and extremely tight supply position..."

Coal



US$ per tonne (FOB)
60
55
50
45
40
35
30
25
20
Hard Coking Coal
Thermal Coal
1997
1998
1999
2000
2001
2002
2003
2004

"...China reducing exports..."

Shipping



6,000
5,000
4,000
3,000
2,000
1,000
0
BDI Index
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04

"...2-3 Year backlog for shipbuilders..."

SOURCE: ANZ Bank 'Resources Market Outlook', Mar 04

BDI – Baltic Dry Index
Iron Ore and Coal – Aus-Japan Reference Prices
Source: IISI, Baltic Dry Index, SSY

BLUESCOPE STEEL

Creating shareholder value as we grow


Profitable Through the Cycle
Dynamic Global Steel Market
Strong Board & Management Team
Value Added Branded Products
Growth Opportunities in Asia
A VERY DIFFERENT KIND OF STEEL COMPANY
Strong Operating Track Record
Strong and Flexible Capital Structure
Low Cost Producer
Consistently Strong Cash Flow
Geographic and Product Diversity

BLUESCOPE STEEL

Merrill Lynch Australasia Investment Conference, New York

ASX Code: BSL

SEC File
No. 82-34676

RECEI
2004 OCT -8
OFFICE OF INTER
CORPORATE F

BLUESCOPE STEEL

BEING A PART OF SOMETHING STRONG ALWAYS MAKES YOU SMILE



FINANCIAL REPORT 2003/04


CONFIDENT
OPTIMISTIC
AGILE
INVOLVED
RESPONSIVE

BlueScope Steel Limited
ABN 16 000 011 058

Financial report - 30 June 2004

Contents

Explanatory Statement to the Financial Report

BlueScope Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the previous corresponding twelve month period to 30 June 2003 in this financial report reflects a complete twelve months' results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities in the previous corresponding period are not reflective of the underlying BlueScope Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

On 17 November 2003, the Company changed its name from BHP Steel Limited to BlueScope Steel Limited.

BlueScope Steel Limited
Statements of financial performance
For the year ended 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Revenue from ordinary activities	3	**5,769.6**	5,302.1	**2,516.3**	2,402.9
Changes in inventories of finished goods and work in progress		**1.7**	36.1	**4.8**	44.7
Raw materials and consumables used		**(2,145.6)**	(2,029.3)	**(1,446.2)**	(1,441.5)
Employee benefits expense		**(1,075.2)**	(1,031.9)	**(390.1)**	(414.8)
Depreciation and amortisation expenses	4	**(286.7)**	(270.1)	**(68.2)**	(61.5)
Diminution in value of non-current assets		**(1.4)**	(12.6)	**-**	(6.7)
External services		**(800.0)**	(734.7)	**(102.5)**	(95.5)
Freight on external dispatches		**(418.7)**	(410.0)	**(178.5)**	(172.5)
Carrying amount of non-current assets sold		**(6.0)**	(4.5)	**(0.7)**	(2.0)
Other expenses from ordinary activities		**(288.7)**	(298.7)	**(132.0)**	(121.9)
Borrowing costs expense	4	**(16.8)**	(22.0)	**-**	-
Shares of net profits of associates and joint venture partnership accounted for using the equity method	40	**71.2**	69.2	**-**	-
Profit from ordinary activities before income tax expense	4	**803.4**	593.6	**202.9**	131.2
Income tax expense	5	**(201.6)**	(120.9)	**(56.8)**	(33.9)
Profit from ordinary activities after income tax expense		**601.8**	472.7	**146.1**	97.3
Net profit attributable to outside equity interest		**(17.7)**	(21.0)	**-**	-
Net profit attributable to members of BlueScope Steel Limited	28(b)	**584.1**	451.7	**146.1**	97.3
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	1(a) 28(b)	**-**	(2.8)	**-**	(1.1)
Net increase (decrease) in foreign currency translation reserve	28(a)	**12.7**	(77.9)	**-**	-
Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity		**12.7**	(80.7)	**-**	(1.1)
Total changes in equity other than those resulting from transactions with owners as owners	30	**596.8**	371.0	**146.1**	96.2
		Cents	Cents		
Basic earnings per share	43	**77.8**	57.1		

The above statements of financial performance should be read in conjunction with the accompanying notes.

BlueScope Steel Limited
Statements of financial position
As at 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Current assets					
Cash assets	6	**119.4**	91.0	**0.2**	1.9
Receivables	7	**989.2**	639.6	**628.1**	906.0
Inventories	8	**891.4**	639.4	**239.8**	233.5
Other financial assets	9	-	4.1	-	-
Other	10	**43.7**	17.6	**2.7**	3.4
Total current assets		**2,043.7**	1,391.7	**870.8**	1,144.8
Non-current assets					
Receivables	11	**7.1**	10.8	**307.2**	18.7
Inventories	12	**71.1**	58.2	**25.4**	22.6
Investments accounted for using the equity method	13	**236.3**	151.6	-	-
Other financial assets	14	**4.6**	4.5	**1,649.5**	1,642.2
Property, plant and equipment	15	**3,288.6**	3,085.6	**722.0**	711.0
Deferred tax assets	16	**58.0**	37.3	-	-
Intangible assets	17	**60.1**	4.5	**2.5**	-
Other	18	**12.6**	8.9	**0.8**	1.1
Total non-current assets		**3,738.4**	3,361.4	**2,707.4**	2,395.6
Total assets		**5,782.1**	4,753.1	**3,578.2**	3,540.4
Current liabilities					
Payables	19	**728.3**	493.0	**226.3**	191.4
Interest bearing liabilities	20	**416.0**	101.5	**373.5**	389.0
Current tax liabilities	21	**154.3**	108.0	**148.5**	38.7
Provisions	22	**294.7**	258.7	**92.9**	141.7
Other	23	**92.5**	8.1	-	-
Total current liabilities		**1,685.8**	969.3	**841.2**	760.8
Non-current liabilities					
Interest bearing liabilities	24	**176.7**	66.4	-	-
Deferred tax liabilities	25	**388.3**	395.1	**370.0**	76.9
Provisions	26	**337.7**	231.2	**80.9**	53.9
Total non-current liabilities		**902.7**	692.7	**450.9**	130.8
Total liabilities		**2,588.5**	1,662.0	**1,292.1**	891.6
Net assets		**3,193.6**	3,091.1	**2,286.1**	2,648.8
Equity					
Parent entity interest					
Contributed equity	27	**1,914.9**	2,182.1	**1,914.9**	2,182.1
Reserves	28(a)	**(77.5)**	(91.2)	-	-
Retained profits	28(b)	**1,302.9**	961.4	**371.2**	466.7
Total parent entity interest		**3,140.3**	3,052.3	**2,286.1**	2,648.8
Outside equity interest in controlled entities	29	**53.3**	38.8	-	-
Total equity	30	**3,193.6**	3,091.1	**2,286.1**	2,648.8

The above statements of financial position should be read in conjunction with the accompanying notes.

BlueScope Steel Limited
Statements of cash flows
For the year ended 30 June 2004

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Cash flows from operating activities					
Receipts from customers		**5,948.3**	5,443.3	**2,605.2**	2,402.5
Payments to suppliers and employees		**(5,099.9)**	(4,695.3)	**(2,463.1)**	(2,348.9)
		848.4	748.0	**142.1**	53.6
Dividends received		**1.0**	1.9	**18.1**	44.6
Interest received		**2.6**	2.3	**20.0**	29.5
Other revenue		**43.3**	15.0	**8.4**	5.9
Borrowing costs		**(15.8)**	(26.6)	**-**	-
Income taxes paid		**(119.4)**	(29.2)	**(53.8)**	(10.2)
Net cash inflow (outflow) from operating activities	42	**760.1**	711.4	**134.8**	123.4
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired*	39	**(290.0)**	(716.1)	**(17.1)**	(1,197.2)
Payments for property, plant and equipment		**(289.1)**	(183.3)	**(64.0)**	(54.4)
Payments for investments		**(5.5)**	(26.1)	**(4.7)**	(43.5)
Proceeds from sale of property, plant and equipment		**11.8**	8.6	**1.6**	6.2
Proceeds from sale or redemption of investments		**6.5**	-	**11.1**	1.9
Net associate loan receivable repaid (advanced)		**(11.2)**	35.6	**-**	-
Net cash inflow (outflow) from investing activities		**(577.5)**	(881.3)	**(73.1)**	(1,287.0)
Cash flows from financing activities					
Proceeds from issues of shares*		**-**	2,045.4	**-**	2,045.4
Share buyback		**(259.4)**	(25.9)	**(258.0)**	(25.9)
Employee share plan		**(9.2)**	-	**(9.2)**	-
Proceeds from demerger borrowings*		**-**	565.0	**-**	-
Proceeds from other borrowings		**3,469.5**	1,117.1	**-**	-
Net financing of related entities		**-**	-	**445.4**	(2,601.9)
Financing provided by BHP Billiton*		**-**	(1,797.2)	**-**	1,819.2
Repayment of borrowings		**(3,114.0)**	(1,657.0)	**-**	-
Repayment of finance leases		**(0.3)**	-	**-**	-
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Dividends paid to outside equity interests in controlled entities		**(3.0)**	(5.2)	**-**	-
Net cash inflow (outflow) from financing activities		**(158.0)**	170.8	**(63.4)**	1,165.4
Net increase (decrease) in cash held		**24.6**	0.9	**(1.7)**	1.8
Cash at the beginning of the financial year		**91.0**	98.7	**1.9**	0.1
Effects of exchange rate changes on cash		**2.5**	(8.6)	**-**	-
Cash at the end of the financial year	6	**118.1**	91.0	**0.2**	1.9
Financing arrangements	24				

* The prior year cash flows from investing and financing activities include cash flows related to the separation of BlueScope Steel Limited from the BHP Billiton Group, including the acquisition of the BlueScope Steel (AIS) Pty Ltd Group on 3 July 2002.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Contents

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

(a) Basis of accounting

The accounts are prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Changes in accounting policies
AASB 1028 "Employee Benefits" (applicable from 1 July 2002)
Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next twelve months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the prior year consolidated financial statements as a result of the change in AASB 1028 were:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BlueScope Steel Limited ('company' or 'parent entity') as at 30 June 2004 and the results of all controlled entities for the year then ended. BlueScope Steel Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the BlueScope Steel Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits and losses of associates is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

Investments in joint ventures are accounted for as set out in note 1(r).

(c) Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

(d) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or in certain cases, to the nearest thousand or the nearest dollar.

(e) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting Australian equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The BlueScope Steel Group has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents to IFRS. The company engaged its external auditors, Ernst & Young, to perform a diagnostic to isolate key areas that will be impacted by the transition to IFRS. This assessment has formed the basis of structuring the IFRS conversion project within the company. The release of the Australian equivalents to IFRS has enabled specific information to be gathered on the impact on accounting systems, future results, accounting policies and procedures.

Although the company has not yet quantified the impacts on the financial statements, the transition is currently on schedule. Updates of the company's IFRS implementation plan are provided to the Audit & Risk Committee.

Major changes identified to date that will be required to the company's existing accounting policies include the following:

(i) Employee benefits

Under AASB 119 *Employee Benefits*, employer sponsors are required to recognise the net deficit in employer sponsored defined benefit funds as a liability. This will result in a change in the group's current accounting policy in which a liability is only recognised where a legal obligation exists. The company has defined benefit superannuation plans with deficits in Australia and New Zealand that will require an actuarially determined liability to be recorded. The company also has combined deficits in defined benefit superannuation plans in North America, however due to existing legal obligations relating to these funds, a liability has already been recognised.

The liability to be recognised under AASB 119 would be higher than the deficits disclosed in note 37 to the financial report. AASB 119 requires the deficit to be grossed up for employer contributions tax (Australia 15%, New Zealand 33%) and for the accrued benefits liability to be discounted using a government bond rate. At present, the accrued benefits disclosure is discounted using the expected return on the fund assets which typically is a higher rate than the government bond rate.

(ii) Income tax

Under AASB 112 *Income Taxes*, the company will be required to use the balance sheet liability method. This method focuses on the tax effect of transactions and other events that effect amounts recognised in either the statement of financial position or a tax-based balance sheet. The impact of this requirement on the opening 1 July 2004 balance sheet is not expected to be significant.

Under current Australian Accounting Standards income tax losses can only be brought to account as an asset if they are considered virtually certain of realisation. AASB 112 requires income tax losses to be brought to account as an asset if they are probable of realisation. Probable is defined as more likely than not. The group's unbooked tax losses shown in note 5(b) will be assessed for recognition using the less stringent probable of realisation test.

(iii) Impairment of assets

AASB 136 *Impairment of Assets* determines the recoverable amount of cash generating assets by assessing the higher of fair value less costs to sell or value in use. In determining value in use, future cash flows are to be discounted using a risk adjusted pre tax discount rate. Cash generating units (CGU's) are described as the smallest group of assets that generate cash flows from continuing use that are largely independent.

The BlueScope Steel Group currently assesses the recoverable value of income generating units (IGU's) using future cash flows discounted at a pre tax company-wide discount rate. IGU's are defined as a groups of assets working together to generate cash flows. The concept of CGU's will require certain assets to be assessed for recoverability on a stand alone basis rather than being grouped into an IGU. As a result, an impairment may be identified through the use of a CGU approach compared to an IGU approach.

The risk adjusted discount rate required by AASB 136 requires inclusion of a country risk premium. Therefore, certain BlueScope Steel assets' future cash flows will be discounted at higher rates, increasing the possibility of asset write-downs being taken through the statement of financial performance.

(iv) Share based payments

Under AASB 2 *Share based payments*, the company will be required to recognise an expense in the statement of financial performance for the fair value of share rights granted to employees as remuneration. It applies to all share rights issued after 7 November 2002 which have not vested as at 1 January 2005. BlueScope Steel Limited issues share rights to senior executives in the organisation as part of its remuneration strategy which focuses on performance and accountability and aligning performance-related reward with the value delivered to shareholders. The fair values and other details, including the expense that would otherwise have been recognised, on all outstanding share rights granted by the company are disclosed in note 33 to the financial report.

AASB 2 will only apply in respect to the September 2003 share rights granted and any future grants. The fair value of these grants are to be expensed over the expected vesting period with a corresponding increase in share capital. No tax deduction is allowed for the amount expensed.

In addition, the company announced its intention to award 150 shares at nil cost to approximately 16,000 BlueScope Steel employees in September 2004. Under AASB 2 the fair value of this issue will be required to be expensed in the year ended 30 June 2005, whereas under current Australian Accounting Standards the shares are issued at nil cost and no expense is recognised.

(v) Goodwill

Under AASB 3 *Business Combinations*, goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's accounting policy which currently amortises goodwill over its useful life not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. The impact on the company's reported results is not expected to be material given the amount of goodwill currently recorded in the financial statements (refer note 17).

(vi) Classification of financial instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial assets are only able to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The company's sale of receivable program does not currently meet the requirement of substantially transferring all of the risk and rewards of ownership. As a result, the sale of receivables program will be recorded as a liability rather than an offset against trade debtors (refer note 7).

(vii) Hedge Accounting

Under AASB 139 *Financial Instruments: Recognition and Measurement* in order to achieve a qualifying hedge, the company is required to meet the following criteria:

- Identify the type of hedge;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be effective; and
- Document the hedging relationship.

The impact of this standard is not expected to have a material impact on the financial statements of the company given the low level of hedging activity currently undertaken (refer note 32).

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition of Australian equivalents to IFRS, as not all standards have been analysed in detail, and some decisions have not been made where specific accounting policy elections are available.

(f) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Tax consolidation legislation

BlueScope Steel Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 23 July 2002. The Australian Taxation Office was notified of this decision.

As a consequence, BlueScope Steel Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax sharing agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses arising under the tax sharing agreement are recognised as a component of income tax expense.

The deferred tax balances recognised by the parent entity in relation to wholly-owned entities joining the tax consolidation group are measured based on their carrying amounts before the implementation of the tax consolidation regime.

(g) Foreign currencies

The BlueScope Steel Group is Australian based with significant international operations.

(i) Transactions
Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

(ii) Specific hedges
Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains or losses arising on the hedge transaction after that date are taken to the net profit.

(iii) Hedges of foreign operations
Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation , together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on incorporation of the foreign operation's financial report into the financial report of the BlueScope Steel Group.

(iv) Foreign controlled entities
As all foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the monthly average rate. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(h) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer. This is considered to have occurred when legal title of the product is transferred to the customer and the Company is no longer responsible for the product. The point at which title is transferred is dependent upon the specific terms and conditions of the contract under the sale.

Rendering of services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured.

Interest and dividends
Control of the right to receive the interest and dividend payment.

(i) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(m).

Where an entity or operation is acquired and the fair value of the identifiable net assets, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(k) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.
All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts exceed their recoverable amount. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount.

Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs. Estimated recoverable amount is determined using expected pre-tax net cash flows discounted for the current year at 14.0% (2003: 15.1%).

(l) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, long service leave and the Short Term Incentive Scheme (STI).

Liabilities arising in respect of wages and salaries, STI, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

(i) Superannuation
BlueScope Steel's policy is to account for superannuation contributions when they are payable. A liability is taken up for deficits in employer sponsored defined benefit superannuation funds when a legal obligation exists.

(ii) Termination benefits
Liabilities for termination benefits, not in connection with the acquisition or the closure of an operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisitions are recognised as at the date of acquisition if, at or before the acquisition date, the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out, and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(iii) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(iv) Equity-based compensation benefits
Equity-based compensation benefits are provided to senior officers via the Long Term Incentive Plan Award. Information relating to this scheme is set out in note 33.

The amounts disclosed for remuneration of directors and executives in note 33 include the assessed fair values of share rights at the date they were granted.

The value of the Long Term Incentive Plan is not being recognised as an employment expense.

(m) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding a period of 20 years. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(ii) Research expenditure
Expenditure for research is included in the statement of financial performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

(iii) Patents and trademarks
Amounts paid for patents & trademarks are capitalised and then amortised on a straight-line basis over the expected period of benefit. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(n) Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost. The recoverable amounts of property, plant and equipment are determined in accordance with note 1(k).

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Buildings	Up to 40 years
Plant, machinery and equipment	Up to 30 years

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

(p) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

(q) Provisions

Provisions are recognised when the economic entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for product claims is recognised for all products at the reporting date based on sales volume and past experience of the level of repairs and replacements.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(r) Joint ventures

The interest in joint venture partnerships are accounted for using the equity method. Under this method, the investment is initially recorded at its cost of acquisition and its carrying value is subsequently adjusted for the share of the profits or losses and reserves of the partnership. The investment in joint venture partnerships are decreased by the amounts of dividends received or receivable. Details relating to joint venture partnerships are set out in note 40.

(s) Derivative financial instruments

The BlueScope Steel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge some of these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the statement of financial performance whether or not such derivative is terminated.

Where a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a) deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) included in the statement of financial performance where the anticipated transaction is no longer expected to occur.

Costs arising at the time of entering into hedging transactions are included in other assets and deferred and included in the settlement of the underlying transaction.

Forward exchange contracts
In certain circumstances, the BlueScope Steel Group may enter into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than twelve months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

Interest rate swaps
In certain circumstances, the BlueScope Steel Group may enter into interest rate swap agreements to convert variable interest rates on borrowings to fixed interest rates. Any swaps entered into have the objective of reducing the risk of movements in interest rates.

It is the company's policy to not recognise interest rate swaps in the financial statements.

(t) Other financial assets

Interests in unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(b).

The interest in a joint venture partnership is accounted for as set out in note 1(r).

(u) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, defined as the closure of an operation, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Redundancy costs that are not part of a restructuring program are classified as employee entitlements (refer note 1(l)).

(v) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

(w) Trade and other creditors

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Liabilities for related party creditors are carried at principal amount. Interest is recognised as an expense on an accrual basis.

(x) Cash

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(y) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 33 as it is the current intention of the company to satisfy these entitlements through the buy back and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

Note 2. Segment information

Business Segments

The consolidated entity has five business reporting segments: Hot Rolled Products, Coated and Building Products Australia (formerly Coated Products Australia), New Zealand Steel, Coated and Building Products Asia (formerly Coated Products Asia) and Coated and Building Products North America.

On 3 July 2002, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd from the BHP Billiton Group. The operating assets of BlueScope Steel (AIS) Pty Ltd include Port Kembla Steelworks, Packaging Products, and New Zealand Steel. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the previous corresponding twelve month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products
Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of 5.1 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

The segment also includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

Coated and Building Products Australia
Coated and Building Products Australia (formerly Coated Products Australia) markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

The segment also includes Packaging Products, an operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated and Building Products North America
On 27 April 2004, BlueScope Steel Limited acquired Butler Manufacturing Company, a leading designer and manufacturer of pre-engineered steel building systems for the non-residential market in North America, with six manufacturing plants across the US and Mexico.

Butler has two main North American divisions: the North American Buildings Group, which designs, manufactures and markets pre-engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

Note 2. Segment information (continued)

Coated and Building Products Asia
Coated and Building Products Asia (formerly Coated Products Asia) manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

On 27 April 2004, BlueScope Steel Limited acquired the Butler Manufacturing Company, which includes BlueScope Butler China, a business which designs, manufacturers and markets pre-engineered steel building systems and components across China. In addition, Vistawall has operations in China which manufacture and sell extruded aluminium and glass products for the building and construction sector.

New Zealand Steel
The New Zealand Steel operation at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to logistics, export trading and corporate activities.

Geographical segments
The consolidated entity operates in four main geographical areas being Australia, New Zealand, Asia and North America.

Intersegment sales and accounting policies
Intersegment sales are made on a commercial, arms-length basis. Segment accounting policies are the same as the consolidated entity's policies described in Note 1.

Note 2. Segment information (continued)

Primary reporting - business segments

2004	Hot Rolled Products [1] $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Coated and Building Products North America $m	Corporate and Group $m	Consolidated $m
Sales to external customers	1,268.6	484.7	2,742.3	673.8	191.1	377.6	5,738.1
Intersegment sales	1,462.9	75.5	141.2	15.3	0.4	291.4	1,986.7
Intersegment elimination							(1,986.7)
Total sales revenue	2,731.5	560.2	2,883.5	689.1	191.5	669.0	5,738.1
Other revenue	4.7	1.3	3.2	11.5	2.0	9.5	32.2
Intersegment elimination							(0.7)
Total other revenue	4.7	1.3	3.2	11.5	2.0	9.5	31.5
Total segment revenue	2,736.2	561.5	2,886.7	700.6	193.5	678.5	5,769.6
Segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	850.0
Intersegment elimination							(32.1)
Total segment result	565.1	58.5	196.7	100.2	(8.8)	(61.7)	817.9
Unallocated revenue less unallocated expenses							(14.5)
Profit from ordinary activities before income tax expense							803.4
Income tax expense							(201.6)
Net profit							601.8
Segment assets	2,311.8	520.9	1,684.0	822.7	518.9	124.2	5,982.5
Unallocated assets [2]							124.7
Intersegment elimination							(325.1)
Total assets							5,782.1
Segment liabilities	452.6	92.8	428.7	203.3	286.9	147.8	1,612.1
Unallocated liabilities [2]							1,225.6
Intersegment elimination							(249.2)
Total liabilities							2,588.5
Investments in associates and joint venture partnership	232.1	-	-	-	4.2	-	236.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets [3]	64.5	26.5	104.2	164.1	176.0	4.0	539.3
Depreciation and amortisation expense	127.8	35.4	93.6	22.3	3.6	4.0	286.7
Other non-cash expenses	0.4	(1.0)	1.6	1.2	0.2	(0.9)	1.5

(1) The Hot Rolled Products segment results includes $71.1 million share of net profits of joint venture partnership (refer note 40).
(2) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 27 April 2004 from the purchase of the Butler Manufacturing Company for $186.1 million. This is reflected in the Coated and Building Products North America and Asia segments.

Note 2. Segment information (continued)

Primary reporting - business segments (continued)

2003	Hot Rolled Products (1) $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Corporate and Group $m	Consolidated $m
Sales to external customers	1,198.7	468.7	2,622.9	553.5	428.3	5,272.1
Intersegment sales	1,426.8	79.9	105.4	15.1	287.6	1,914.8
Intersegment eliminations						(1,914.8)
Total sales revenue	2,625.5	548.6	2,728.3	568.6	715.9	5,272.1
Other revenue	6.3	2.0	6.9	6.7	6.2	28.1
Intersegment eliminations						1.9
Total other revenue	6.3	2.0	6.9	6.7	6.2	30.0
Total segment revenue	2,631.8	550.6	2,735.2	575.3	722.1	5,302.1
Segment result	471.2	44.4	118.5	84.0	(101.8)	616.3
Intersegment eliminations						(5.2)
Total segment result	471.2	44.4	118.5	84.0	(101.8)	611.1
Unallocated revenue less unallocated expenses						(17.5)
Profit from ordinary activities before income tax expense						593.6
Income tax expense						(120.9)
Net profit						472.7
Segment assets	2,236.3	501.4	1,607.1	483.2	108.1	4,936.1
Unallocated assets (2)						28.6
Intersegment elimination						(211.6)
Total assets						4,753.1
Segment liabilities	396.5	78.0	399.0	79.3	138.3	1,091.1
Unallocated liabilities (2)						738.6
Intersegment elimination						(167.7)
Total liabilities						1,662.0
Investments in associates and joint venture partnership	151.6	-	-	-	-	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets (3)	1,898.4	346.5	49.2	40.3	10.8	2,345.2
Depreciation and amortisation expense	119.9	37.0	83.5	24.6	5.1	270.1
Other non-cash expenses	(0.9)	11.9	1.0	0.9	0.2	13.1

(1) The Hot Rolled Products segment result includes $69.2 million share of net profits of joint venture partnership (refer note 40).
(2) External borrowings, sale of receivables program, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BlueScope Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

Note 2. Segment information (continued)

Secondary reporting - geographical segments

	Segment external sales revenues by location of customer		Segment assets		Acquisition of property, plant & equipment, intangibles and other non-current segment assets	
	2004	2003	**2004**	2003	**2004**	2003
	$m	$m	**$m**	$m	**$m**	$m
Geographical Classification						
Australia	**3,281.5**	3,039.4	**3,455.5**	3,440.2	**171.9**	1,957.0
New Zealand	**363.6**	334.4	**557.2**	528.0	**26.5**	346.5
Asia	**1,237.7**	1,152.7	**845.1**	541.4	**162.9**	40.0
North America	**557.4**	404.9	**879.5**	188.2	**176.2**	-
Other	**297.9**	340.7	**44.8**	55.3	**1.8**	1.7
	5,738.1	5,272.1	**5,782.1**	4,753.1	**539.3**	2,345.2

Note 3. Revenue

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Revenue from operating activities				
Sale of goods	**5,614.5**	5,144.6	**2,468.2**	2,316.7
Services	**123.6**	127.5	**-**	-
	5,738.1	5,272.1	**2,468.2**	2,316.7
Revenue from outside the operating activities				
Management and guarantee fees related parties	**-**	-	**0.6**	1.1
Interest related parties	**-**	-	**19.9**	29.4
Interest external	**2.5**	4.1	**0.1**	0.1
Dividends related parties	**-**	-	**18.1**	44.6
Dividends external	**1.0**	1.9	**-**	-
Rental income related parties	**-**	-	**-**	0.3
Royalty income related parties	**-**	-	**-**	3.6
Other revenue external	**11.8**	12.8	**-**	-
Other revenue related parties	**2.1**	2.2	**7.8**	0.9
Gross proceeds from the sale of assets	**14.1**	9.0	**1.6**	6.2
	31.5	30.0	**48.1**	86.2
Revenue from ordinary activities	**5,769.6**	5,302.1	**2,516.3**	2,402.9

Note 4. Profit from ordinary activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Net Gains				
Net gain on disposal				
Property, plant and equipment	**5.3**	4.5	**0.9**	4.3
Investments	**2.7**	-	**-**	-
Expenses				
Cost of goods sold	**4,109.2**	3,859.5	**1,880.5**	1,805.1
Depreciation				
Buildings	**15.9**	14.9	**3.7**	3.4
Plant and equipment	**269.6**	254.8	**64.5**	58.1
Total depreciation	**285.5**	269.7	**68.2**	61.5
Amortisation				
Goodwill	**1.0**	0.4	**0.1**	-
Plant and equipment under finance lease	**0.2**	-	**-**	-
Total amortisation	**1.2**	0.4	**0.1**	-
Total depreciation and amortisation	**286.7**	270.1	**68.3**	61.5
Other charges against assets				
Write down/(writeback) of inventories to NRV	**(0.7)**	0.4	**1.3**	1.8
Write down of investments to recoverable amount	**1.3**	12.6	**-**	-
Write down of controlled entity investments to recoverable amount	**-**	-	**-**	6.7
Bad and doubtful debts - trade debtors	**0.8**	(0.3)	**0.3**	(0.8)
Bad and doubtful debts - sundry debtors	**-**	0.5	**-**	-
Borrowing costs				
Other parties	**16.6**	26.4	**-**	-
Related parties	**0.2**	-	**-**	-
Total borrowing costs	**16.8**	26.4	**-**	-
Amount capitalised	**-**	(4.4)	**-**	-
Borrowing costs expensed	**16.8**	22.0	**-**	-
Research and development	**19.6**	15.5	**15.2**	10.5
Net foreign exchange losses	**(0.2)**	(21.3)	**(1.8)**	(7.8)
Defined benefit superannuation expense (note 37)	**36.1**	53.8	**8.2**	16.3
Rental expense relating to operating leases	**51.8**	44.2	**11.2**	9.1

Note 4. Profit from ordinary activities (continued)

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(b) Individually specific expenses				
Provision for costs associated with the company name change (1)	-	20.0	-	20.0
Lump sum contribution to the defined benefit division of the Australian Superannuation Fund (2)	-	20.0	-	9.2
Provision for write-down of investment (3)	-	11.8	-	-
	-	51.8	-	29.2

(1) BlueScope Steel Limited was required to change its company name within two years of the separation from the BHP Billiton Group. The company changed its name from BHP Steel to BlueScope Steel on 17 November 2003.

(2) In January 2003, a $20 million lump sum contribution was made to the BlueScope Steel Superannuation Fund defined benefit division.

(3) In support of the New Zealand Steel Pension Fund, a group company made an investment of $11.8 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment resulted in an improvement in the financial position of the Pension Fund, it was fully provided against at 30 June 2003 on the basis that it is not considered recoverable by the company (refer note 14).

Note 5. Income tax

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Income tax expense				
(a) The income tax expense for the financial year differs from the amount calculated on profit. The differences are reconciled as follows:				
Profit from ordinary activities before income tax expense	803.4	593.6	202.9	131.2
Income tax calculated @ 30% (2003: 30%)	**241.0**	178.1	**60.9**	39.3
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**5.7**	2.9	**0.4**	0.6
Investment allowance	**(1.3)**	-	-	-
Research and development incentive	**(3.0)**	(2.8)	**(0.7)**	(0.9)
Recognition of previously unbooked tax losses	**(29.5)**	-	-	-
Utilisation of unbooked tax losses	**(31.5)**	(47.5)	-	-
Non-assessable dividends	**(0.3)**	(0.5)	**(5.4)**	(13.4)
Non taxable (gains)/losses	**(1.1)**	(2.0)	**(0.4)**	1.1
Exempt income	**(13.5)**	(10.9)	-	-
Non-deductible entertainment	**0.7**	0.5	**0.3**	0.3
Other variations	**1.2**	4.7	**0.5**	3.5
Income tax adjusted for permanent differences	**168.4**	122.5	**55.6**	30.5
Effect of differing rates of tax on overseas income	**6.5**	0.4	-	-
Under (over) provision in prior year	**26.7**	(2.0)	**1.2**	3.4
Income tax expense attributable to profit from ordinary activities	**201.6**	120.9	**56.8**	33.9

Note 5. Income tax (continued)

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Tax losses				
(b) The directors estimate that that the potential future income tax benefit at 30 June 2004 in respect of tax losses not brought to account is	135.6	182.3	-	-

This benefit for tax losses will only be obtained if:

(i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the entity in realising the benefit from the deductions for the losses.

Future income tax benefits attributable to tax losses recognised as a future income tax benefit and as a reduction of the provision for deferred income tax are disclosed in note 25.

Tax consolidation legislation.

BlueScope Steel Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 23 July 2002. The Australian Tax Office has been notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(f). There was no impact on income tax expense for the year from entering tax consolidation as it was elected to retain the existing tax values of the company's assets. There would have been an unfavourable reduction in the tax values of the company's assets if they were reset upon entering tax consolidations.

The wholly-owned entities have fully compensated BlueScope Steel Limited for deferred tax liabilities assumed by BlueScope Steel Limited on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to BlueScope Steel Limited.

The entities have also entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities reimburse BlueScope Steel Limited for any current income tax payable and deferred tax payable by BlueScope Steel Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current and non-current tax-related receivable by BlueScope Steel Limited (see notes 7 and 11). In the opinion of the directors, the tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by BlueScope Steel Limited.

Note 6. Current assets - Cash assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Cash at bank and on hand	**117.2**	83.1	**0.2**	1.9
Short term deposits	**2.2**	7.9	**-**	-
	119.4	91.0	**0.2**	1.9
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:				
Balances as above	**119.4**	91.0	**0.2**	1.9
Less: Bank overdrafts (note 20)	**1.3**	-	**-**	-
Balances as per statements of cash flows	**118.1**	91.0	**0.2**	1.9

Note 7. Current assets - Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Trade debtors	**837.7**	524.4	**215.9**	166.4
Less: Provision for doubtful debts	**18.3**	13.0	**2.9**	3.2
	819.4	511.4	**213.0**	163.2
Related party trade debtors	**-**	-	**46.1**	21.2
Other debtors	**169.8**	128.2	**29.1**	29.2
Tax related amounts receivable from wholly-owned entities (refer note 1(f))	**-**	-	**108.4**	-
Loans to related parties	**-**	-	**231.5**	692.4
	989.2	639.6	**628.1**	906.0

Sale of receivables program

The value of trade receivables for the parent entity and consolidated group at 30 June 2004 would have been $129.4 million and $191.4 million higher respectively (2003: $159.6 million and $206.0 million respectively) but for the sale of such receivables. A balance of $25.4 million for the parent entity and $39.3 million for the consolidated group (2003: $22.6 million and $29.0 million respectively) is held in other debtors in relation to the sale of receivables program, representing retentions on the amounts sold.

BlueScope Steel (Finance) Ltd purchased receivables from North Star BlueScope Steel, a 50% owned joint venture partnership (refer note 40) and then onsold these receivables to Corporate Receivables Securitisation Limited (CRS), an asset securitisation company. This has resulted in a balance of $92.9 million (2003: $66.6 million) being recorded in other debtors. BlueScope Steel (Finance) Limited has also recognised an other creditor of $88.5 million (2003: $65.0 million) pertaining to amounts owing to CRS.

Note 8. Current assets - Inventories

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**205.9**	110.0	**29.0**	26.3
	205.9	110.0	**29.0**	26.3
Work in progress				
At cost	**275.2**	258.6	**121.6**	124.6
At net realisable value	**2.2**	7.5	**1.8**	4.3
	277.4	266.1	**123.4**	128.9
Finished goods				
At cost	**348.9**	196.1	**77.9**	64.2
At net realisable value	**17.8**	28.3	**5.6**	9.0
	366.7	224.4	**83.5**	73.2
Spares and other				
At cost	**41.4**	38.9	**3.9**	5.1
	41.4	38.9	**3.9**	5.1
Total current assets - inventories				
At cost	**871.4**	603.6	**232.4**	220.2
At net realisable value	**20.0**	35.8	**7.4**	13.3
	891.4	639.4	**239.8**	233.5

Note 9. Current assets - Other financial assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Investments - cost				
Term deposits	**-**	4.1	**-**	-

Note 10. Current assets - Other

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Deferred charges and prepayments	**43.7**	17.6	**2.7**	3.4

Note 11. Non-current assets - Receivables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Related party trade debtors (note 38)	-	-	**8.4**	8.4
Other receivables	**7.1**	10.8	**6.2**	10.3
Tax related amounts receivable from wholly-owned entities (note 1(f))	-	-	**292.6**	-
	7.1	10.8	**307.2**	18.7

Note 12. Non-current assets - Inventories

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**1.1**	0.8	**1.1**	0.8
	1.1	0.8	**1.1**	0.8
Finished goods				
At cost	**12.3**	-	-	-
	12.3	-	-	-
Spares and other				
At cost	**53.0**	52.2	**24.3**	21.8
At net realisable value	**4.7**	5.2	-	-
	57.7	57.4	**24.3**	21.8
Total non-current inventories				
At cost	**66.4**	53.0	**25.4**	22.6
At net realisable value	**4.7**	5.2	-	-
	71.1	58.2	**25.4**	22.6

Note 13. Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Equity accounted joint venture partnership (note 40(a))	**200.2**	130.6	-	-
Loan to joint venture partnership	**31.9**	21.0	-	-
Shares in other associates (note 40(b))	**4.2**	-	-	-
	236.3	151.6	-	-

Investments in joint venture partnerships and associates are accounted for in the consolidated financial statements using the equity method of accounting.

Reconciliations
Reconciliations of the movement in the carrying amounts of the interest in the joint venture partnership are set out in note 40.

Note 14. Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Non-traded investments				
Shares in controlled entities - at cost (note 39)	-	-	**1,656.2**	1,648.9
Less: Provision for write down	-	-	**6.7**	6.7
Shares in other corporations - at cost	**17.0**	16.3	-	-
Less: Provision for write down (note 4(b))	**12.4**	11.8	-	-
Total non-traded shares - at recoverable amount	**4.6**	4.5	**1,649.5**	1,642.2
Partnerships	**10.8**	9.7	-	-
Less: Provision for write down	**10.8**	9.7	-	-
Total partnerships - at recoverable amount	-	-	-	-
	4.6	4.5	**1,649.5**	1,642.2

Note 15. Non-current assets - Property, plant and equipment

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Land and buildings				
Land and buildings (a)				
At cost	**687.6**	588.7	**154.1**	152.5
Less: Accumulated depreciation	**262.6**	248.1	**77.7**	74.5
Total land and buildings	**425.0**	340.6	**76.4**	78.0
Plant, machinery and equipment				
Plant, machinery and equipment (b)				
At cost	**6,125.0**	5,783.6	**1,509.8**	1,469.4
Less: Accumulated depreciation	**3,268.0**	3,038.6	**864.2**	836.4
Total plant, machinery and equipment	**2,857.0**	2,745.0	**645.6**	633.0
Plant, machinery and equipment under finance lease (c)				
At cost	**6.8**	-	**-**	-
Less: Accumulated depreciation	**0.2**	-	**-**	-
Total plant, machinery and equipment under finance lease	**6.6**	-	**-**	-
Total plant, machinery and equipment	**2,863.6**	2,745.0	**645.6**	633.0
Total property, plant and equipment	**3,288.6**	3,085.6	**722.0**	711.0

Note 15. Non-current assets - Property, plant and equipment (continued)

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year are set out below:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Land and buildings				
Opening carrying value	**340.6**	206.0	**78.0**	76.4
Additions	**13.6**	22.2	**2.3**	2.2
Additions through acquisition of entities	**82.3**	145.3	**-**	-
Depreciation	**(15.9)**	(14.9)	**(3.7)**	(3.4)
Disposals	**(2.2)**	(2.0)	**(0.2)**	(1.2)
Class reclassification	**1.8**	3.9	**-**	4.0
Exchange variations/other	**4.8**	(19.9)	**-**	-
Closing carrying value	**425.0**	340.6	**76.4**	78.0
(b) Plant, machinery and equipment				
Opening carrying value	**2,745.0**	859.1	**633.0**	644.9
Additions	**286.2**	161.9	**75.9**	49.0
Additions through acquisition of entities	**98.5**	2,012.2	**1.7**	-
Depreciation	**(269.6)**	(254.8)	**(64.5)**	(58.1)
Disposals	**(3.8)**	(2.5)	**(0.5)**	(0.8)
Class reclassification	**(1.8)**	(1.9)	**-**	(2.0)
Exchange variations/other	**2.5**	(29.0)	**-**	-
Closing carrying value	**2,857.0**	2,745.0	**645.6**	633.0
(c) Plant, machinery and equipment under finance lease				
Opening carrying value	**-**	-	**-**	-
Additions through acquisition of entities	**6.3**	-	**-**	-
Depreciation	**(0.2)**	-	**-**	-
Exchange variations/other	**0.5**	-	**-**	-
Closing carrying value	**6.6**	-	**-**	-
Valuation of land and buildings				
Land	**216.5**	175.2	**43.3**	42.6
Buildings	**612.2**	533.8	**122.8**	125.5
	828.7	709.0	**166.1**	168.1

The current value of land is determined mainly by reference to rating authority valuations, or fair value for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Note 16. Non-current assets - Deferred tax assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Future income tax benefit (refer note 1(f))	**58.0**	37.3	**-**	-

The consolidated future income tax benefit includes income tax losses of $54.8 million (2003: $22.5 million).

Note 17. Non-current assets - Intangible assets

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Goodwill at cost	**61.6**	4.9	**2.6**	-
Less: Accumulated amortisation	**1.5**	0.4	**0.1**	-
	60.1	4.5	**2.5**	-
Patents - at cost	**9.9**	10.4	**0.1**	0.2
Less: Accumulated amortisation	**9.9**	10.4	**0.1**	0.2
	-	-	**-**	-
	60.1	4.5	**2.5**	-

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Deferred charges and prepayments	**12.6**	8.9	**0.8**	1.1

Note 19. Current liabilities - Payables

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Trade creditors	**562.1**	352.3	**79.2**	86.7
Related party trade creditors	**-**	-	**118.6**	72.7
Other creditors	**166.2**	140.7	**28.5**	32.0
	728.3	493.0	**226.3**	191.4

Note 20. Current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured				
Bank loans (note 32(a))	**4.4**	-	-	-
Other loans (note32(a))	**0.5**	-	-	-
Lease liabilities (note 36)	**1.7**	-	-	-
	6.6	-	-	-
Unsecured				
Bank overdraft (note 6)	**1.3**	-	-	-
Bank loans (note 32(a))	**364.6**	101.5	-	-
Associate loans (note 32(a))	**43.5**	-	-	-
Loans from related parties	**-**	-	**373.5**	389.0
	409.4	101.5	**373.5**	389.0
	416.0	101.5	**373.5**	389.0

Details of the security relating to each of the secured liabilities and further information on the bank overdrafts and bank loans are set out in note 24.

Note 21. Current liabilities - Current tax liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Income tax (refer note 1(f))	**154.3**	108.0	**148.5**	38.7

Note 22. Current liabilities - Provisions

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Product claims	**22.7**	36.0	**10.6**	33.8
Employee benefits	**215.5**	175.7	**74.5**	77.5
Restructure	**25.3**	0.3	**-**	0.3
Workers compensation	**23.5**	23.0	**6.3**	9.6
Other	**7.7**	23.7	**1.5**	20.5
	294.7	258.7	**92.9**	141.7

Note 22. Current liabilities - Provisions (continued)

Product claims
A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

Restructure
The restructure provision primarily relates to the mid-2005 closure of the Butler Buildings North America plant located in Galesburg. The provision was taken up as part of the Butler Manufacturing Company balance sheet acquired on 27 April 2004.

Workers Compensation
In Australia, BlueScope Steel Limited is a registered self-insurer for workers compensation. Provisions are recognised based on calculations performed by an external actuary. Butler Manufacturing Company maintains policy deductibles for its workers compensation insurance plans.

Other
In the prior year, a $20 million provision was raised to cover the costs of changing the company's name. A $1.5m provision remains outstanding at 30 June 2004.

Note 23. Current liabilities - Other

	Consolidated		Parent entity	
	2004 $m	2003 $m	**2004 $m**	2003 $m
Deferred income	92.5	8.1	-	-

Note 24. Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured				
Bank loans (note 32(a))	**39.7**	-	-	-
Other loans (note 32(a))	**1.1**	-	-	-
Lease liabilities (note 36)	**5.1**	-	-	-
	45.9	-	-	-
Unsecured				
Bank loans (note 32(a))	**99.4**	33.8	-	-
Other loans (note 32(a))	**31.4**	32.6	-	-
	130.8	66.4	-	-
Total non-current interest bearing liabilities	**176.7**	66.4	-	-

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Secured liabilities				
Total secured liabilities (current and non-current) are:				
Loans	**45.7**	-	-	-
Lease liabilities	**6.8**	-	-	-
Total secured liabilities	**52.5**	-	-	-

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

Assets pledged as security
The carrying amounts of non-current assets pledged as security are:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
First mortgage				
Freehold land and buildings	**34.9**	-	-	-
Lien on financed property	**10.8**	-	-	-
Total assets pledged as security	**45.7**	-	-	-

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Financing arrangements

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Bank overdrafts	**23.6**	16.4	**-**	-
Bank loan facilities	**915.0**	809.6	**-**	-
	938.6	826.0	**-**	-
Used at balance date				
Bank overdrafts	**1.3**	-	**-**	-
Bank loan facilities	**508.1**	135.3	**-**	-
	509.4	135.3	**-**	-
Unused at balance date				
Bank overdrafts	**22.3**	16.4	**-**	-
Bank loan facilities	**406.9**	674.3	**-**	-
	429.2	690.7	**-**	-

Bank loan facilities

Australian

Bank loan facilities for Australian operations consist of the following facilities:

(a) a $400 million Loan Note Facility with a syndicate of banks. The facility comprises a 3 year tranche of $200 million and a 5 year tranche of $200 million maturing respectively in June 2005 and in June 2007.

(b) $100 million of 364 day facilities to support working capital and other short term cash requirements. These comprise a $40 million facility and two $30 million facilities, maturing in June and July 2005.

(c) a $217 million bridging facility with two banks to facilitate the purchase of Butler Manufacturing Company.

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Non Australian

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses. Facilities for non-Australian businesses include:

(a) a MYR67 million (A$26 million) long term amortising loan held by BlueScope Steel (Malaysia) Sdn Bhd. This facility expires in 2008.

(b) a US$25 million (A$36 million) short term facility to support working capital and other short term cash requirements for PT BlueScope Steel Indonesia.

(c) a US$15 million (A$22 million) short term facility to support working capital and other short term cash requirements for BlueScope Steel Thailand Limited.

Other facilities

On the 1 July 2004, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million (A$435 million). These funds have been used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company. This has been disclosed as an event occurring after reporting date (refer note 41).

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

Bank overdraft

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 25. Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Provision for deferred income tax (refer note 1(f))	**388.3**	395.1	**370.0**	76.9

The consolidated provision for deferred income tax has been reduced by $29.0 million (2003: $11.4 million) in respect of future income tax benefits attributable to tax losses (see also note 5).

Note 26. Non-current liabilities - Provisions

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Product claims	**31.0**	19.2	**11.2**	4.7
Employee benefits	**208.1**	142.8	**59.0**	42.6
Restoration and rehabilitation	**2.1**	1.4	-	-
Workers compensation	**83.0**	67.8	**10.7**	6.6
Other	**13.5**	-	-	-
	337.7	231.2	**80.9**	53.9

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Product claims $m	**Restructure $m**	**Restoration & rehabilitation $m**	**Workers Compensation $m**	**Other $m**	**Total $m**
Consolidated						
Current and Non-current						
Carrying amount at 1 July 2003	55.2	0.3	1.4	90.8	23.7	171.4
Additional provisions recognised	18.4	0.4	0.6	18.1	(2.0)	35.5
Payments	(31.4)	(0.6)	-	(9.2)	(17.7)	(58.9)
Provisions acquired	9.6	23.4	-	6.3	15.6	54.9
Exchange fluctuations	1.9	1.8	0.1	0.5	1.6	5.9
Carrying amount at 30 June 2004	53.7	25.3	2.1	106.5	21.2	208.8

	Product claims $m	**Restructure $m**	**Restoration & rehabilitation $m**	**Workers Compensation $m**	**Other $m**	**Total $m**
Parent entity						
Current and Non-current						
Carrying amount at July 1 2003	38.5	0.3	-	16.2	20.5	75.5
Additional provisions recognised	11.8	0.3	-	5.1	(1.7)	15.5
Payments	(28.5)	(0.6)	-	(4.3)	(17.3)	(50.7)
Carrying amount at 30 June 2004	21.8	-	-	17.0	1.5	40.3

Note 27. Contributed equity

	Parent entity 2004 Shares	Parent entity 2003 Shares	Parent entity 2004 $m	Parent entity 2003 $m
Issued and paid up capital	732,320,847	784,685,949	1,914.9	2,182.1

(a) Movements in ordinary share capital

Date	Details	Number of shares	Issue/ redemption price	$m
30-6-2002	Balance	100,000,000		164.0
22-7-2002	Demerger from BHP Billiton	693,000,000	$2.95	2,045.4
31-3-2003	Share buyback	(1,615,000)	$3.08	(5.0)
30-4-2003	Share buyback	(2,800,000)	$3.27	(9.2)
31-5-2003	Share buyback	(2,816,999)	$3.24	(9.1)
30-6-2003	Share buyback	(1,082,052)	$3.59	(3.9)
	Less: Transaction costs arising on share buyback			0.1
30-6-2003	Balance	784,685,949		2,182.1
31-7-2003	Share buyback	(9,131,867)	$4.08	(37.3)
31-8-2003	Share buyback	(4,598,638)	$4.43	(20.4)
30-9-2003	Share buyback	(9,953,681)	$4.94	(49.2)
31-10-2003	Share buyback	(6,820,443)	$5.28	(36.0)
30-11-2003	Share buyback	(7,389,880)	$5.15	(38.0)
31-12-2003	Share buyback	(7,532,781)	$5.22	(39.3)
30-01-2004	Share buyback	(6,937,812)	$5.41	(37.5)
	Employee share plan			(9.2)
				1,915.2
	Less: Transaction costs arising on share buyback			0.3
30-6-2004	Balance	732,320,847		1,914.9

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Share buyback

The company commenced a 10% on-market buyback of share capital on 14 March 2003. The total number of shares that could be repurchased was 79,300,000. At the conclusion of the share buyback on 13 March 2004, the total number of shares bought back was 60,679,153 ($285.3 million, including $0.4 million of transaction costs).

Note 27. Contributed equity (continued)

(d) Employee share plan

In September 2003, the company provided 200 BlueScope Steel Limited shares at nil cost to 9,403 eligible employees (1,880,600 shares). The objective was to recognise and reward employees for their contribution to the company's first year financial and workplace safety performance and provide them with the opportunity to become long term shareholders. An equivalent number of shares were bought back at $4.88 per share.

(e) Share rights

For details on share rights issued to senior executives refer to note 33.

Note 28. Reserves and retained profits

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
(a) Reserves				
Asset revaluation reserve	-	-	-	-
Foreign currency translation reserve	**(77.5)**	(91.2)	-	-
General reserve	-	-	-	-
	(77.5)	(91.2)	-	-
Movements:				
Asset revaluation reserve				
Opening balance	-	117.6	-	117.4
Transfer to retained profits	-	(117.6)	-	(117.4)
Closing balance	-	-	-	-
Foreign currency translation reserve				
Opening balance	**(91.2)**	(13.3)	-	-
Net exchange differences on translation of foreign controlled entities	**12.7**	(77.9)	-	-
Transfers to retained profits	**1.0**	-	-	-
Closing balance	**(77.5)**	(91.2)	-	-
General reserve				
Opening balance	-	78.6	-	78.6
Transfer to retained profits	-	(78.6)	-	(78.6)
Closing balance	-	-	-	-

Note 28. Reserves and retained profits (continued)

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
(b) Retained profits					
Retained profits at the beginning of the financial year		**961.4**	387.7	**466.7**	245.9
Net profit attributable to members of BlueScope Steel Limited		**584.1**	451.7	**146.1**	97.3
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"	1(a)	**-**	(2.8)	**-**	(1.1)
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Aggregate of amounts transferred from reserves	28(a)	**(1.0)**	196.2	**-**	196.0
		1,302.9	961.4	**371.2**	466.7

(c) Nature and purpose of reserves

(i) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(g)(iv).

(ii) Asset revaluation reserve and general reserve

These reserves have been transferred to retained profits following a review of their purpose which established that they were no longer applicable.

Note 29. Outside equity interests in controlled entities

	Consolidated 2004 $m	Consolidated 2003 $m
Interest in:		
Share capital	**52.6**	52.0
Reserves	**(19.1)**	(18.2)
Retained profits	**19.8**	5.0
	53.3	38.8

Note 30. Equity

	Notes	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Total equity at the beginning of the financial year		**3,091.1**	771.7	**2,648.8**	605.9
Total changes in equity recognised in the statement of financial performance		**596.8**	371.0	**146.1**	96.2
Transactions with owners as owners:					
Contributions of equity	27	**-**	2,045.4	**-**	2,045.4
Share buy-back	27	**(258.0)**	(27.3)	**(258.0)**	(27.3)
Dividends paid	31	**(241.6)**	(71.4)	**(241.6)**	(71.4)
Employee share plan	27	**(9.2)**	-	**(9.2)**	-
Total changes in outside equity interest	29	**14.5**	1.7	**-**	-
Total equity at the end of the financial year		**3,193.6**	3,091.1	**2,286.1**	2,648.8

Note 31. Dividends

	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Total dividends paid	**241.6**	71.4	**241.6**	71.4

As at 30 June 2004, the company's franking credits available for subsequent years is $148.0 million (2003: $85.3 million). The franking credits balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

A fully franked final dividend of 13 cents ($100 million) and a fully franked special dividend of 7 cents ($53.8 million) per fully paid ordinary share was paid on 10 October 2003. A fully franked interim dividend of 12 cents per fully paid ordinary share was paid on 29 March 2004 ($87.9 million).

The directors have declared a fully franked final dividend of 18 cents and a fully franked special dividend of 10 cents per fully paid ordinary share. The estimated final dividend payable of $131.8 million and the special dividend payable of $73.2 million to be paid on 18 October 2004 (record date 5 October 2004), have not been recognised as a liability at 30 June 2004.

Note 32. Financial instruments

The BlueScope Steel Group's financial risks are categorised under the following headings.

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks and the policies the BlueScope Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BlueScope Steel Group's accounting policies for financial instruments are set out in note 1(s).

Liquidity and Credit Risk

The BlueScope Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BlueScope Steel Group within the normal terms of trade. To manage this risk, the BlueScope Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BlueScope Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BlueScope Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BlueScope Steel Group customers are made either on open terms or subject to independent payment guarantees. The BlueScope Steel Group has a significant concentration of credit risk with three major customers, being OneSteel Ltd, Smorgon Steel Ltd group, and the Amatek Group. These entities are all major customers of the BlueScope Steel Group in Australia and credit risk with these businesses is managed on an active and on-going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BlueScope Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BlueScope Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Note 32. Financial instruments (continued)

Geographic
The BlueScope Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BlueScope Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.
Terms of trade are continually monitored by the BlueScope Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and Atradius Credit Insurance N.V.

Industry
The BlueScope Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BlueScope Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BlueScope Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly Hot Rolled Coil and Slab. The current absence of a derivative market for steel prices means that any hedging program for other price risks would be largely ineffective in reducing cashflow at risk as the primary driver of cashflows would remain unhedged.

Interest Rate Risk
The BlueScope Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BlueScope Steel Group price risk management strategy.

Foreign Exchange Risk - Interest Bearing Liabilities
In addition to transactional exposures related to sales and purchases, the BlueScope Steel Group has interest bearing liabilities denominated in foreign currencies. The BlueScope Steel Group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Forward exchange contracts
The BlueScope Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian-based entities. Foreign exchange risk is managed as part of the BlueScope Steel Group price risk management strategy.

Commodity price risk
The BlueScope Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BlueScope Steel Group price risk management strategy.

There is no physical or derivative market for trading of steel that would provide an appropriate mechanism for undertaking hedging of steel prices.

Butler Manufacturing Company have $3.5 million of outstanding aluminium contracts. This is made up of 58 contracts with each contract buying 25-tonnes of aluminium at an average price of US$1,665 per tonne. These contracts currently have a mark to market loss of $0.1 million. This amount has been taken up in the financial statements.

Note 32. Financial instruments (continued)

(a) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

2004	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	2.3	119.4	-	-	-	-	119.4
Loan to joint venture partnership	13	1.9	31.9	-	-	-	-	31.9
Other financial assets - investments	14		-	-	-	-	4.6	4.6
External receivables	7,11		-	-	-	-	996.3	996.3
			151.3	-	-	-	1,000.9	1,152.2
Financial liabilities								
Trade and other creditors	19		-	-	-	-	728.3	728.3
Bank overdraft	20	2.3	1.3	-	-	-	-	1.3
Bank loans	20,24	3.8	484.4	23.7	-	-	-	508.1
Lease liabilities	20,24	6.0	-	-	5.4	1.4	-	6.8
Other loans	20,24	5.4	43.5	-	1.2	31.8	-	76.5
Interest rate swaps*			26.5	(26.5)	-	-	-	-
			555.7	(2.8)	6.6	33.2	728.3	1,321.0
Net financial assets (liabilities)			(404.4)	2.8	(6.6)	(33.2)	272.6	(168.8)

* Notional principal amounts

Note 32. Financial instruments (continued)

2003	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	3.5	91.0	-	-	-	-	91.0
Investments - term deposits	9	2.5	4.1	-	-	-	-	4.1
Loan to joint venture partnership	13	2.8	21.0	-	-	-	-	21.0
Other financial assets - investments	14		-	-	-	-	4.5	4.5
External receivables	7,11		-	-	-	-	650.4	650.4
			116.1	-	-	-	654.9	771.0
Financial liabilities								
Trade and other creditors	19		-	-	-	-	493.0	493.0
Bank loans	20,24	5.4	135.3	-	-	-	-	135.3
Other external loans	24	6.5	-	-	-	32.6	-	32.6
Interest rate swaps*			52.7	(27.5)	(25.2)	-	-	-
			188.0	(27.5)	(25.2)	32.6	493.0	660.9
Net financial assets (liabilities)			(71.9)	27.5	25.2	(32.6)	161.9	110.1

* Notional principal amounts

(b) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is deemed to be its carrying value. Non-traded equity investments are carried at the lower of cost or net realisable value.

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the present value of the estimated future cash flows. The net fair value has not been recognised as an asset or liability, in accordance with the company's accounting policy outlined in note 1(s).

Note 32. Financial instruments (continued)

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2004		2003	
	Carrying amount $m	**Net fair value $m**	Carrying amount $m	Net fair value $m
On-balance financial instruments				
Financial assets				
Cash	**117.2**	**117.2**	83.1	83.1
Deposits	**2.2**	**2.2**	12.0	12.0
Trade debtors	**819.4**	**819.3**	511.4	511.4
Other debtors	**176.9**	**176.9**	139.0	139.0
Equity accounted investments	**236.3**	**236.3**	151.6	151.6
Shares in other corporations	**4.6**	**4.6**	4.5	4.5
Non-traded financial assets	**1,356.6**	**1,356.5**	901.6	901.6
Financial liabilities				
Trade creditors	**562.1**	**562.1**	352.3	352.3
Other creditors	**166.2**	**166.2**	140.7	140.7
Bank overdraft	**1.3**	**1.3**	-	-
Bank loans	**508.1**	**508.1**	135.3	135.3
Other loans	**76.5**	**81.5**	32.6	36.7
Lease liabilities	**6.8**	**6.8**	-	-
Non-traded financial liabilities	**1,321.0**	**1,326.0**	660.9	665.0
Off-balance sheet financial instruments				
Financial assets				
Interest rate swaps	**-**	**1.0**	-	2.3

Note 33. Director and executive disclosures

Directors
The following persons were Directors of BlueScope Steel Limited during the financial year:

Chairman - non executive
G J Kraehe, AO

Executive Director - Managing Director and Chief Executive Officer
K C Adams

Non-executive Directors
R J McNeilly
J Crabb
D J Grady
H K McCann
P J Rizzo
Y P Tan

J Crabb resigned as a director of BlueScope Steel Limited on 28 July 2004.

Executives (other than directors) with the greatest authority for strategic direction and management
The following persons form part of the Executive Leadership Team ("ELT") and are the executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the financial year:

Name	Position
L E Hockridge	President - Industrial Markets
K J Fagg	President - Market and Logistics Solutions
B G Kruger	Chief Financial Officer
N H Cornish	President - Australian Building and Manufacturing Markets
M Courtnall	President - Asian Building and Manufacturing Markets
I R Cummin	Executive Vice President - Human Resources (from September 2003)

All of the above persons were also specified executives during the year ended 30 June 2003, except for I R Cummin who commenced employment with the group on 1 September 2003.

Remuneration of directors and executives
Principles used to determine the nature and amount of remuneration
The company's remuneration policy is directed at underpinning a high performance organisation. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, the BlueScope Steel Group must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables the company to:
- Compete for executive talent by providing competitive remuneration; and
- Maintain an appropriate "at risk mix" in total remuneration to ensure the BlueScope Steel Group delivers superior performance and grows shareholder value.

The company complies with the legal requirements applicable to shareholder approval for participation in equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to its executive directors.

Note 33. Director and executive disclosures (continued)

Non-executive Directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive Directors' fees and payments are reviewed annually by the Board. The Board has sought the advice of an expert external remuneration consultant to ensure non-executive directors' fees and payments reflect their duties and are in line with the market. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive Directors do not receive share rights. Non-executive Directors are expected to accumulate over time a shareholding in the Company at least equivalent in value to their annual remuneration. Non-executive Directors are expected to salary sacrifice a minimum of 10% of their remuneration each year to purchase BlueScope Steel Limited shares (instead of cash fees), which are acquired on-market. Shareholders approved this arrangement at the Annual General Meeting in November 2003, and directors commenced participation in this arrangement in January 2004.

Directors' fees
The current remuneration of non-executive directors was last reviewed with effect from 1 January 2004. The Chairman and Deputy Chairman's remuneration is inclusive of Board committee fees. Other non-executive directors who chair a Board committee receive additional yearly fees and members of the Audit and Risk Committee also receive an additional yearly fee. Mr Tan (a resident of Singapore) is in receipt of a travel allowance recognising his involvement in representing the Board in activities with BlueScope Steel's Asian business and the significant travel requirement imposed in respect of attendance at meetings.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum fee pool limit currently stands at $1,750,000 per annum (inclusive of superannuation).

Retirement allowances for Directors
BlueScope Steel Limited does not provide any retirement allowances for directors.

Executive pay
The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

Base salary
Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans
The Short Term Incentive Plan is an annual 'at risk' cash bonus scheme. Goals are established for each participant under the following categories:
- **Shareholder Value Delivery** - financial performance measures are used including Net Profit After Tax, Earnings Before Interest and Tax and Cashflow.
- **Zero Harm** - safety and environment performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- **Business Excellence** - performance measures for the financial year ending 30 June 2004 were focused on delivery performance, days of inventory and cost of poor quality product.
- **Strategy** - implementation of specific initiatives.

Note 33. Director and executive disclosures (continued)

Executives have a weighting of 60% of their bonus on the shareholder value measures. For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

The Long Term Incentive Plan is an award of share rights to eligible executives. Eligibility, performance hurdles and the quantity of share rights awarded is at the discretion of the Board. This decision is made annually taking into account the annual business performance results. No financial assistance is provided to executives in respect of any tax liability or cost arising from the exercising of share rights.

Executives are expected to accumulate over time a shareholding in the Company. For senior executives, this shareholding is expected to be at least equivalent in value to their annual remuneration.

Post-retirement benefits
BlueScope Steel Limited operates superannuation funds in Australia, New Zealand and North America for its employees. In these locations there are a combination of defined benefit and accumulation type plans. Contributions are also made to other international superannuation plans for employees outside of Australia, New Zealand and North America.

Other benefits
Additionally, executives are eligible to participate in an annual health assessment program designed to ensure that executives have their health status reviewed on a regular basis.
Amounts disclosed for remuneration for directors and specified executives exclude insurance premiums paid by the consolidated entity in respect of directors' and officers' liability insurance contracts and corporate travel insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the directors' report.

Details of remuneration
Details of the remuneration of each Director of BlueScope Steel Limited and each of the six specified executives of BlueScope Steel Limited is set out in the following tables.

Directors of BlueScope Steel Limited

2004	Primary (1)				Post-employment	Equity (2)	
Name	Cash salary and fees $	At risk cash bonus $	Non-monetary benefits $	Sub total $	Super-annuation $	Share rights $	Total $
K C Adams *	1,391,346	1,990,000	7,227	3,388,573	204,528	815,218	4,408,319
G J Kraehe	331,712	-	7,227	338,939	19,070	-	358,009
R J McNeilly	167,365	-	-	167,365	12,286	-	179,651
J Crabb	128,885	-	-	128,885	10,832	-	139,717
D J Grady	131,327	-	-	131,327	10,832	-	142,159
H K McCann	123,385	-	-	123,385	10,347	-	133,732
P J Rizzo	147,896	-	-	147,896	-	-	147,896
Y P Tan	131,596	-	-	131,596	10,842	-	142,438
Total	2,553,512	1,990,000	14,454	4,557,966	278,737	815,218	5,651,921

* Mr Adams has elected to take his at risk cash bonus in the form of shares in the Company, under the Share Purchase Plan approved by Shareholders on 12 November 2003.

Note 33. Director and executive disclosures (continued)

Specified executives of the consolidated entity

2004	Primary (1)				Post-employment	Equity (2)	
Name	Cash salary and fees $	At risk cash bonus $	Non-monetary benefits $	Sub total $	Super-annuation $	Share rights $	Total $
L E Hockridge	612,500	560,000	17,325	1,189,825	90,038	320,806	1,600,669
K J Fagg	525,385	370,000	1,554	896,939	73,608	282,882	1,253,429
B G Kruger	494,338	430,000	7,794	932,132	71,578	247,623	1,251,333
N H Cornish	456,153	330,000	37,535	823,688	66,546	242,733	1,132,967
M Courtnall	405,095	320,000	13,040	738,135	59,040	199,569	996,744
I R Cummin (from 1/9/03)	322,500	320,000	-	642,500	45,000	71,256	758,756
Total	2,815,971	2,330,000	77,248	5,223,219	405,810	1,364,869	6,993,898

(1) At risk cash bonus amounts reflect the estimated annual cash bonus for the twelve months to 30 June 2004 based on actual performance. Actual annual cash bonus amounts will be paid in September 2004.

(2) Valuation of equity remuneration in the form of share rights granted, excludes the effect of tenure risk. For each award, total fair value is pro-rated over the award period, from grant date to expected vesting date.

Service agreements (employment contracts)
Remuneration and other terms of employment for the Managing Director and CEO, and the specified executives are formalised in employment contracts. Each of these contracts provide for the provision of performance-related cash bonuses, other benefits including annual health assessment, corporate travel insurance, superannuation, and participation, when eligible, in the BlueScope Steel Long Term Incentive Plan. A three month notice period for termination of the contract applies. Other major provisions of the agreements relating to remuneration are set out in the table below:

Name	Date of appointment to position	Annual base pay $	Superannuation $	Termination payment * $
K C Adams	1 Jul 2002	1,350,000	197,100	2,700,000
L E Hockridge	1 Jul 2002	600,000	87,600	911,538
K J Fagg	1 Jul 2002	510,000	71,400	510,000
B G Kruger	1 Jul 2002	480,000	70,080	613,846
N H Cornish	1 Jul 2002	440,000	64,280	858,846
M Courtnall	1 Jul 2002	400,000	58,400	453,846
I R Cummin	1 Sep 2003	390,000	54,600	390,000

* The termination payment specified in Mr Adams' contract, other than for serious misconduct or breach of contract, is 24 months of base pay. The termination payment specified on employment contracts for other senior executives, other than for serious misconduct or breach of contract, is the greater of 12 months base pay or the redundancy policy applicable at the time. The current redundancy policy is based on an individual's years of service.

Note 33. Director and executive disclosures (continued)

Share-based compensation
The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per share right at grant date*	Date exercisable
25 Jul 2002	25 Jul 2007	2.85	$0.40	From 30 Sep 2004
25 Jul 2002	31 Mar 2006	Nil	$1.17	From 30 Sep 2004
30 Sep 2002	30 Sep 2006	Nil	$0.98	From 01 Oct 2005
24 Oct 2003	30 Oct 2008	Nil	$2.75	From 30 Sep 2006
13 Nov 2003	30 Oct 2008	Nil	$2.68	From 30 Sep 2006

* External valuation advice from Pricewaterhouse Coopers Securities Limited has been used to determine the value of executive share rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility.

Share rights granted under the plan carry no dividend or voting rights.

When exercisable, each share right is convertible into one ordinary share.

Share-based compensation – employee share ownership scheme
The company launched an Employee Share Ownership Scheme (ESOP) in September 2003 which invited all eligible employees to apply for 200 ordinary shares in the company. These shares are subject to a "holding lock" and are restricted for a period of three years. During this period they may not be sold. These shares rank equally with all other fully paid ordinary shares as from the date of issue and will be eligible for dividends.

None of the directors of BlueScope Steel Limited participated in the company's employee share ownership scheme.

Note 33. Director and executive disclosures (continued)

Equity instrument disclosures relating to directors and executives

Share rights provided as remuneration
Details of share rights in the company provided as remuneration to the Managing Director and CEO and each of the six specified executives of BlueScope Steel Limited are set out in the share rights holding table below. When exercisable, each share right is convertible into one ordinary share of BlueScope Steel Limited.

Shares provided on exercise of remuneration share rights
No ordinary shares in the company were provided as a result of the exercise of share rights, as no share rights vested during the year.

Share rights holdings
The number of share rights over ordinary shares in the company held during the financial year by the Managing Director and CEO, and each of the six specified executives of the consolidated entity, are set out below.

No non-executive directors received share rights during the period.

Name	Balance at the start of the year	Granted during the year as remuneration	Balance at the end of the year
Directors of BlueScope Steel Limited			
K C Adams	1,175,500	273,300	1,488,800
Specified executives of the consolidated entity			
L E Hockridge	455,800	97,100	552,900
K J Fagg	406,100	82,600	488,700
B G Kruger	348,000	77,700	425,700
N H Cornish	348,000	71,200	419,200
M Courtnall	277,600	64,000	342,300
I R Cummin (from 1/9/03)	-	94,700	94,700

No share rights are vested and unexercisable at the end of the year.

Note 33. Director and executive disclosures (continued)

Share-based compensation - share rights

The details of each of the awards are as follows:

(a) July 2002 Award

Nominated executives were awarded share rights (SR's) in BlueScope Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long-Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible to an award under the BHP Billiton Limited's Long Term incentive Plans in October 2001, and the first performance period under the BlueScope Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billition Limited's plans. A share right is a right to acquire an ordinary share in BlueScope Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BlueScope Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of SR's awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested SR's will lapse immediately

Exercise Price
The share rights awarded in July 2002 comprised both nil priced and market priced share rights. The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BlueScope Steel Limited shares sold under the sale facility at the time of the demerger from BHP Billiton and BlueScope Steel shares on the ASX during the first five trading days. Selected senior executives received SR's with a nil exercise price.

Note 33. Director and executive disclosures (continued)

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	976,170	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $4.2 million for the 2004 financial year (2003: $3.8 million). Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights (SR's) over ordinary shares in BlueScope Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period
The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - <80th percentile	90%
60th - <70th percentile	70%
51st - <60th percentile	50%
<51st percentile	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price for all SR's in the September 2002 award is Nil.

Restriction on sale of Shares
Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeits any shares acquired under this award.

Note 33. Director and executive disclosures (continued)

Details of the September 2002 Award

Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$4,552,198
Share Rights lapsed since grant date	191,600

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.5 million for the 2004 financial year (2003: $1.1 million). Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

(c) September 2003 Plan

Executives were awarded Share Rights (SR's) over ordinary shares in BlueScope Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period
The performance period commenced on 1 October 2003 and ends on 30 September 2006.

Vesting
The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX/S&P 100 index at the award grant date. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
75th - 100th percentile	100%
51st - <75th percentile	A minimum of 52% plus a further 2% for each percentage ranking. Any unvested SRs will be carried over to be assessed at subsequent performance periods.
< 51st percentile	All SRs will be carried over to be assessed at subsequent performance periods.

If the performance hurdles are not met at the end of the first performance period (or are only partially met), four subsequent performance periods will apply. The subsequent performance periods commence on 1st October 2003 and end on 31st March 2007, 30th September 2007, 31st March 2008 and 30th September 2008 respectively.

Exercise Price
The exercise price for all SR's in the September 2003 award is Nil.

Note 33. Director and executive disclosures (continued)

Details of the September 2003 Award

Grant Date	24 October 2003 (all executives excluding MD and CEO) 13 November 2003 (MD and CEO)
Exercise Date	From 1 October 2006
Latest Expiry Date	30 September 2008
Share Rights Granted	2,511,600
Number of Participants at grant date	144
Number of current participants	143
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$6,887,769
Share Rights lapsed since grant date	24,800

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, were these grants to have been expensed they would have been amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.6 million for the 2004 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share holdings

The number of shares in the company held during the financial year by each director of BlueScope Steel Limited and each of the six specified executives of the consolidated entity, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Other changes during the year	Balance at the end of the year
Directors of BlueScope Steel Limited			
G J Kraehe	103,824	366	104,190
R J McNeilly	512,056	183	512,239
J Crabb	41,428	144	41,572
D J Grady	30,000	432	30,432
H K McCann	20,000	131	20,131
P J Rizzo	22,500	157	22,657
Y P Tan	-	131	131
K C Adams (1)	902,212	-	902,212
Specified executives of the consolidated entity			
L E Hockridge	53,551	200	53,751
K J Fagg	-	200	200
B G Kruger (2)	10,685	(7,800)	2,885
N H Cornish (2)	-	12,200	12,200
M Courtnall	7,641	200	7,841
I R Cummin (from 1/9/03)	-	30,000	30,000

(1) Mr Adams' current holding of BlueScope Steel Limited shares has no connection with any BlueScope Steel Limited executive remuneration program and such shares have been acquired with his own funds.
(2) Includes transactions made during the year by personally-related entities.

Note 33. Director and executive disclosures (continued)

Loans to directors and executives
No loans were made to directors of BlueScope Steel Limited or the six specified executives of the consolidated entity, including their personally-related entities, during the period.

Other transactions with directors and specified executives

Directors of BlueScope Steel Limited
Mr Graham Kraehe is a non-executive chairman of National Australia Bank, a supplier of banking services and funding facilities. National Australia Bank forms part of a consortium of eleven banks providing funding to the BlueScope Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction. Other net interest and banking service fees charged to the BlueScope Steel Group by National Australia Bank for the twelve months ended 30 June 2004 was $1.3 million (2003: $1.2 million).

Mr Kevin McCann was a partner of Allens Arthur Robinson, a national law firm, until 30 June 2004, at which time he became a non-partner Chairman of the firm. Allens Arthur Robinson is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BlueScope Steel Group by Allens Arthur Robinson for the twelve months ended 30 June 2004 was $0.8 million (2003: $0.8 million).

The above directors of BlueScope Steel have not participated in any decisions regarding these transactions. Transactions with these entities have been made on commercial arms-length terms and conditions.

Note 34. Remuneration of auditors

During the year the following services were paid to the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Assurance services				
1. Audit services -				
Fees paid to Ernst & Young Australian firm:				
Audit or review of financial reports and other audit work under the Corporations Act 2001	**1,424**	1,247	**885**	961
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)	**1,032**	454	**-**	-
Non-Ernst & Young audit firms	**12**	99	**-**	-
Total remuneration for audit services	**2,468**	1,800	**885**	961
2. Other assurance services				
Fees paid to Ernst & Young Australian firm:				
IFRS accounting services	**-**	30	**-**	30
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)	**5**	-	**-**	-
Total remuneration for other assurance services	**5**	30	**-**	30
Total remuneration for assurance services	**2,473**	1,830	**885**	991
3. Non-audit services				
Fees paid to Ernst & Young Australian firm:				
Tax compliance services	**108**	95	**108**	95
International tax consulting	**310**	212	**310**	212
Fees paid to related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms) for tax compliance services	**147**	188	**-**	-
Total remuneration for non-audit services	**565**	495	**418**	307

Note 35. Contingent liabilities and contingent assets

Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Outstanding Legal Matters

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Other persons				
(a) Unsecured	**2.6**	2.0	**1.1**	0.8
(b) Secured	**0.3**	-	**-**	-
	2.9	2.0	**1.1**	0.8

Guarantees
In Australia, BlueScope Steel Limited has given $126.4 million (June 2003: $118.9 million) in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $99.2 million (June 2003: $90.8 million) has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
The defined benefit divisions of the BlueScope Steel Superannuation Fund, and the New Zealand Steel Pension Fund, have a combined deficiency of the present value of accrued benefits over the net market of value of assets totalling $50.8 million (June 2003: $70.5 million) (refer note 37). This deficiency represents potential additional contributions the company may make in the future.

The deficiency in the Butler Manufacturing Company defined benefit plans has been recognised as a liability at 30 June 2004 as the company has a legal obligation to make good this deficit (refer note 37).

For contingent liabilities relating to joint ventures refer to note 40.

Contingent assets

Butler Manufacturing Company was awarded damages from Louisiana Pacific Corporation arising out of its purchase of defective inner-seal products, and subsequently received cash of $30.4 million (US$21 million). This amount was included as a receivable in the acquisition balance sheet at 27 April 2004. An additional amount of $16.2 million (US$11.2 million) is currently subject to appeal. This contingent asset has not been recognised as a receivable at 30 June 2004 as the amount is dependent on the future outcome of the appeal.

Note 36. Commitments for expenditure

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**82.6**	10.3	**7.3**	2.5
Later than one year but not later than 5 years	**4.6**	-	**-**	-
	87.2	10.3	**7.3**	2.5

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Operating lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**94.5**	79.5	**12.0**	6.8
Later than one year but not later than 5 years	**183.5**	184.8	**32.4**	24.8
Later than 5 years	**100.0**	55.9	**7.4**	4.7
	378.0	320.2	**51.8**	36.3

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Other commitments				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**196.8**	141.6	**15.8**	3.1
Later than one year but not later than 5 years	**488.7**	486.3	**18.7**	8.5
Later than 5 years	**128.3**	145.9	**28.7**	-
	813.8	773.8	**63.2**	11.6

Note 36. Commitments for expenditure (continued)

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Finance lease commitments				
Commitments in relation to finance leases are payable as follows:				
Within one year	**2.0**	-	-	-
Later than one year but not later than 5 years	**5.0**	-	-	-
Later than 5 years	**0.9**	-	-	-
Minimum lease payments	**7.9**	-	-	-
Less: Future finance charges	**1.1**	-	-	-
Total lease liabilities	**6.8**	-	-	-
Representing lease liabilities:				
Current (note 20)	**1.7**	-	-	-
Non-current (note 24)	**5.1**	-	-	-
	6.8	-	-	-

For commitments relating to joint ventures refer to note 40.

Note 37. Employee benefits

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Employee entitlement liabilities				
Current (note 22)	**215.5**	175.7	**74.5**	77.5
Non-current (note 26)	**208.1**	142.8	**59.0**	42.6
Aggregate employee entitlement liability	**423.6**	318.5	**133.5**	120.1
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	**12,815**	11,861	**3,720**	3,911

Note 37. Employee benefits (continued)

Superannuation Benefits

All employees of the consolidated entity are entitled to benefits on resignation, retirement, death or disablement. Australian employees are members of either the BlueScope Steel Superannuation Fund or an industry superannuation fund, the Superannuation Trust of Australia ("STA"). New Zealand employees are members of either the New Zealand Steel Pension Fund or the Retirement Savings Plan, a master trust managed by Tower Employee Benefits Limited. Butler Manufacturing Company employees in the United States are members of either one of four Butler Manufacturing defined benefit plans, the Individual Retirement Asset Account Plan ("IRAA"), or a combination of both types of plans. The BlueScope Steel Group also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

STA, the Retirement Savings Plan, and the IRAA provide accumulation style benefits. The New Zealand Steel Pension Fund and the four Butler Manufacturing plans provide defined benefits, and the BlueScope Steel Superannuation Fund provides both accumulation style benefits and defined benefits.

Defined benefit funds provide defined lump sum monthly benefits based on years of service and final average salary. The Butler Manufacturing defined benefit plans are integrated into a floor-offset arrangement in which the plan entitlements are offset to an extent by the accumulated entitlements of the IRAA.

Actuarial assessments of the defined benefit funds are made at no more than three yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BlueScope Steel Superannuation Fund as at 1 July 2002 (the date it was established), the New Zealand Steel Pension Fund as at 31 March 2003, and the four Butler Manufacturing defined benefit plans as at 1 January 2004. Summary actuarial assessments were performed for all of these funds as at 30 June 2004, to provide information that is more up to date than that of the most recent formal actuarial investigation.

Information relating to these defined benefit funds based on the latest actuarial assessments is set out below.

Defined Benefit Funds to which BlueScope Steel employees belong

2004	BlueScope Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Butler Manufacturing Company defined benefit plans $m	Aggregate $m
Present value of employees' accrued benefits	474.0	182.6	198.8	855.4
Net market value of assets held by the Fund to meet future benefit payment	458.7	147.1	139.6	745.4
Shortfall of assets over the present value of employees' accrued benefits	15.3	35.5	59.2	110.0
Vested benefits	473.6	181.8	184.9	840.3
Employer contributions	20.9	13.7	-	34.6
Movement in liability	-	-	1.5	1.5
Defined benefit expense	20.9	13.7	1.5	36.1

Note 37. Employee benefits (continued)

These amounts were measured as at 30 June 2004 (employer contributions relate to the year ended 30 June 2004). The net market value of assets of the BlueScope Steel Superannuation Fund and the New Zealand Pension Fund are estimates as the valuations had not been finalised.

Vested benefits are benefits which are not conditional upon continued membership of the Fund (or any factor other than resignation from the Fund) and include benefits which members were entitled to receive had they terminated their Fund membership as at the reporting date.

The company meets regularly with the trustees of these Funds to review the actions being taken to recover the deficiencies in the Funds identified.

The combined deficiency of the Butler Manufacturing defined benefit plans has been recognised as a liability as the company has a legal obligation to make good the deficit. The deficiencies of both the BlueScope Steel Superannuation Fund and the New Zealand Steel Pension Fund have been recognised as a contingent liability at 30 June 2004 (refer note 35).

Comparative information is provided in respect of the year ended 30 June 2003 in the table below.

2003	BlueScope Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Aggregate $m
Present value of employees' accrued benefits	448.4	155.4	603.8
Net market value of assets held by the Fund to meet future benefit payment	417.8	115.5	533.3
Shortfall of assets over the present value of employees' accrued benefits	30.6	39.9	70.5
Vested benefits	448.0	151.6	599.6
Employer contributions	41.7	12.1	53.8
Movement in liability	-	-	-
Defined benefit expense	41.7	12.1	53.8

No comparative information is provided in respect of the year ended 30 June 2003 for the Butler Manufacturing Company defined benefits plans as they were acquired on 27 April 2004.

Note 38. Related parties

Remuneration and retirement benefits
Information on remuneration and retirement benefits of directors are disclosed in note 33.

Related parties
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with each class of related party:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Interest revenue				
Commonly controlled entities	-	-	**19.9**	29.4
Dividend revenue				
Controlled entities	-	-	**18.1**	44.6
Management fee revenue				
Commonly controlled entities	-	-	**0.6**	1.1
Other revenue				
Controlled entities	-	-	-	3.9
Associates	**2.1**	2.2	-	-
Interest expense				
Associates	**0.2**	-	-	-

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Net loan receivable repayments/(advances)				
Commonly controlled entities	-	(1,797.2)	**445.4**	(782.7)
Associates	**(11.2)**	35.6	-	-
Net loan payable proceeds/(repayments)				
Associates	**41.2**	-	-	-
Purchase of controlled entity investments from BHP Billiton Limited Group (refer note 39)	-	1,197.2	-	1,197.2
Capital injection by BHP Billiton Limited Group (refer note 27)	-	2,045.4	-	2,045.4

All related party transactions are made under normal commercial terms and conditions.

Note 38. Related parties (continued)

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current receivables				
Commonly controlled entities	**-**	-	**386.0**	713.6
Associates (refer note 13)	**31.9**	21.0	**-**	-
Non-current receivables				
Commonly controlled entities	**-**	-	**301.0**	8.4
Current interest bearing liabilities				
Commonly controlled entities	**-**	-	**373.5**	389.0
Associates (refer note 20)	**43.5**	-	**-**	-

Ownership interests in related parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities - note 39

(b) joint venture partnership - note 40.

Note 39. Investments in controlled entities

Name of entity	Country of incorporation	Equity holding	
		2004	2003
		%	%
BlueScope Steel Employee Share Plan Pty Ltd	Australia	**100**	100
BlueScope Steel Asia Holdings Pty Ltd	Australia	**100**	100
BlueScope Steel (AIS) Pty Ltd	Australia	**100**	100
Glenbrook Holdings Pty Ltd	Australia	**100**	100
Lysaght Design & Construction Pty Ltd	Australia	**100**	100
BlueScope Steel (Finance) Ltd	Australia	**100**	100
BlueScope Steel Logistics Co Pty Ltd	Australia	**100**	100
Amari Wolff Steel Pty Ltd	Australia	**100**	100
New Zealand Steel (Aust) Pty Ltd	Australia	**100**	100
Australian Iron & Steel Pty Ltd	Australia	**100**	100
John Lysaght (Australia) Pty Ltd	Australia	**100**	100
BlueScope Steel Middle East Investments Pty Ltd	Australia	**100**	100
The Roofing Centre (Tasmania) Pty Ltd (d)	Australia	**100**	-
Lysaght Building Solutions Pty Ltd (c)	Australia	**100**	-
BlueScope Pty Ltd (c)	Australia	**100**	-
City Rainwater Tanks (Aust) Pty Ltd (d)	Australia	**100**	-
Butler Argentina S.A. (e)	Argentina	**100**	-
Butler Export Inc (e)	Barbados	**100**	-
Butler Do Brazil Ltda (e) (f)	Brazil	**100**	-
BlueScope Lysaght (Brunei) Snd Bhd	Brunei	**60**	60
Endeavour Industries Ltd	British Virgin Islands	**100**	100
Walker Line Holdings Ltd (e) (f)	Canada	**100**	-
BlueScope Lysaght (Guangzhou) Ltd	China	**100**	100
BlueScope Lysaght (Shanghai) Ltd	China	**100**	100
BlueScope Steel International Trading (Shanghai) Co Ltd	China	**100**	100
BlueScope Lysaght (Langfang) Ltd	China	**100**	100
BlueScope Lysaght (Chengdu) Ltd	China	**100**	100
BlueScope Steel (Suzhou) Ltd (c)	China	**100**	-
Butler (Shanghai) Inc (e)	China	**100**	-
Butler (Tianjin) Inc (e)	China	**100**	-
Comercial Butler Limitada (e)	Chile	**99**	-
BlueScope Lysaght Fiji Ltd	Fiji	**64**	64
Butler Europe GmbH (e) (f)	Germany	**100**	-
NPDC Holding (Hong Kong) Ltd	Hong Kong	**100**	100
NPDC (Hong Kong) Ltd	Hong Kong	**100**	100
BlueScope Steel North Asia Ltd	Hong Kong	**100**	100
Butler Europe Kft (e)	Hungary	**96**	-
BlueScope Steel India (Private) Ltd	India	**100**	100
PT BlueScope Steel Indonesia	Indonesia	**100**	100
PT BlueScope Lysaght Indonesia	Indonesia	**100**	100
PT BRC Lysaght Distribution	Indonesia	**80**	80
BlueScope Steel Transport (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel Logistics (Malaysia) Sdn Bhd	Malaysia	**100**	100
BlueScope Steel (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Steel Lysaght (Malaysia) Sdn Bhd	Malaysia	**60**	60
BlueScope Lysaght (Sabah) Sdn Bhd (a)	Malaysia	**49**	49
BlueScope Steel Asia Sdn Bhd	Malaysia	**100**	100
Global BMC (Mauritius) Holdings Ltd (e)	Mauritius	**100**	-

Note 39. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2004 %	2003 %
Butler S.A. de C.V. (e)	Mexico	**100**	-
Butler Construcciones S.A. de C.V. (e)	Mexico	**100**	-
Butler Manufacturas S de R.L. de C.V. (e)	Mexico	**100**	-
Butler de Mexico S. de R.L. de C.V. (e)	Mexico	**100**	-
Butler Europe B.V. (e)	Netherlands	**100**	-
BlueScope Acier Nouvelle - Caledonie SA*	New Caledonia	**65**	65
BlueScope Steel Finance NZ Ltd	New Zealand	**100**	100
Tasman Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Holdings Ltd	New Zealand	**100**	100
New Zealand Steel Ltd	New Zealand	**100**	100
Glenbrook Representatives Ltd	New Zealand	**100**	100
New Zealand Steel Development Ltd	New Zealand	**100**	100
Toward Industries Ltd	New Zealand	**100**	100
Steltech Structural Ltd	New Zealand	**100**	100
BlueScope Steel Trading NZ Ltd	New Zealand	**100**	100
New Zealand Steel Mining Ltd	New Zealand	**100**	100
BlueScope Steel International Holdings SA	Panama	**100**	100
BlueScope Steel Philippines Inc (g)	Philippines	**100**	-
NPAH Holdings Ltd (f)	PNG	**100**	100
BHP Lysaght Rabaul Ltd (f)	PNG	**100**	100
Titan Properties Ltd (f)	PNG	**100**	100
Butler Europe SP.ZO.O. (e) (f)	Poland	**97.5**	-
BlueScope Lysaght (Singapore) Pte Ltd	Singapore	**100**	100
BlueScope Steel Asia Pte Ltd	Singapore	**100**	100
Steelcap Insurance Pte Ltd	Singapore	**100**	100
BlueScope Steel Southern Africa (Pty) Ltd	South Africa	**100**	100
BlueScope Lysaght Lanka (Pvt) Ltd*	Sri Lanka	**82**	82
BlueScope Lysaght Taiwan Ltd	Taiwan	**80**	80
BlueScope Steel (Thailand) Ltd	Thailand	**75**	75
Steel Holdings Co Ltd	Thailand	**100**	100
BlueScope Lysaght (Thailand) Ltd	Thailand	**75**	75
BlueScope Steel International Ltd	UK	**100**	100
Butler Europe Ltd (e)	UK	**96**	-
BIEC International Inc	USA	**100**	100
BlueScope Steel Technology Inc	USA	**100**	100
BlueScope Steel Americas LLC	USA	**100**	100
BlueScope Steel Investments Inc	USA	**100**	100
Butler Manufacturing Company (e)	USA	**100**	-
Lester Holdings Inc (e)	USA	**100**	-
Lester Buildings Inc (e)	USA	**100**	-
Innovatice Building Technology, Inc (e)	USA	**100**	-
Bucon Inc (e)	USA	**100**	-
Butler Real Estate Inc (e)	USA	**100**	-
BMC Real Estate Inc (e)	USA	**100**	-
Butler Holdings Inc (e)	USA	**100**	-
Liberty Building Systems Inc (e)	USA	**100**	-
VW Corp (e)	USA	**100**	-
Moduline Windows Inc (e)	USA	**100**	-

Note 39. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2004 %	Equity holding 2003 %
Butler Construction Inc (e)	USA	**100**	-
Butler Pacific Inc (e)	USA	**100**	-
BlueScope Lysaght (Vanuatu) Ltd (b)*	Vanuatu	**39**	39
BlueScope Lysaght (Vietnam) Ltd	Vietnam	**100**	100
BlueScope Steel Vietnam Ltd (c)	Vietnam	**100**	-

BlueScope Steel Limited was required to change its company name within two years of the separation from the BHP Billiton Group. On 17 November 2003, the company's name was changed from BHP Steel to BlueScope Steel. The change was applied to any controlled entities whose name contained 'BHP'.

* These controlled entities are audited by firms other than Ernst & Young and affiliates.

(a) The BlueScope Steel Group holds an ownership interest of 49% in BlueScope Steel Lysaght (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BlueScope Steel Group can exercise voting control.

(b) The BlueScope Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BlueScope Acier Nouvelle - Caledonie SA, which in turn has 60% ownership of this entity.

(c) These controlled entities were established during the year.

(d) The following controlled entities were acquired during the year (excluding the Butler Manufacturing Group - refer (e)):

The Tasmanian Roofing Centre	1 March 2004
City Rainwater Tanks (Aust) Pty Ltd	30 June 2004

(e) On 27 April 2004, the BlueScope Steel Group acquired the Butler Manufacturing Company and controlled entities.

(f) These controlled entities are in the process of being liquidated.

(g) In 2003, BlueScope Steel Philippines Inc was not a controlled entity, with ownership interest totaling 40%. On 1 March 2004, the remaining ownership interest was purchased.

Note 39. Investments in controlled entities (continued)

Acquisition of controlled entities

During the year, the BlueScope Steel Group acquired the Butler Manufacturing Company and its controlled entities, The Roofing Centre (Tasmania) Pty Ltd and City Rainwater Tanks (Aust) Pty Ltd. In addition, BlueScope Steel Philippines Inc became a controlled entity as the remaining 60% ownership interest was purchased. The operating results of these entities have been included in the consolidated statement of financial performance since the respective acquisition dates.

Details of these acquisitions are as follows:

	2004 $m	2003 $m
Fair value of identifiable net assets of controlled entities acquired		
Cash	**72.5**	56.1
External receivables	**211.0**	277.3
Inventories	**174.2**	397.0
Property, plant and equipment	**187.0**	2,157.5
Deferred tax assets	**43.3**	-
Other financial assets	**3.8**	4.3
Other assets	**35.1**	29.1
External payables	**(178.4)**	(284.9)
Deferred tax liability	**(0.9)**	(309.2)
Provision for restructuring, including employee retrenchment payments	**(23.4)**	-
Other provisions	**(167.5)**	(231.5)
Borrowings	**(194.0)**	-
Net related party loans	**-**	(1,323.5)
	162.7	772.2
Goodwill on consolidation	**51.5**	-
Deferred purchase price	**(1.3)**	-
Payout of Butler Manufacturing noteholder borrowings	**149.6**	-
Cash consideration	**362.5**	772.2

	Consolidated 2004 $m	Consolidated 2003 $m	Parent entity 2004 $m	Parent entity 2003 $m
Outflow of cash to acquire controlled entities, net of cash acquired				
Cash consideration	**362.5**	1,197.2	**17.1**	1,197.2
Less: Balances acquired				
Cash	**72.5**	56.1	**-**	-
Deposit*	**-**	425.0	**-**	-
Outflow of cash	**290.0**	716.1	**17.1**	1,197.2

* New Zealand Steel Ltd held a deposit for A$425 million which had a right of set off with a loan facility held with BHP Billiton Limited. Following the BlueScope Steel Group separation, the deposit has a right of set off with a loan from the ANZ Banking Group held by BlueScope Steel (Finance) Ltd. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the consolidated statement of financial position.

Note 40. Interests in joint ventures

(a) Joint venture partnership
The parent entity has a 50% interest in North Star BlueScope Steel, the principal activity of which is the manufacturing of steel. Information relating to the joint venture partnership, presented in accordance with the accounting policy described in note 1(r), is set out below.

	Consolidated	
	2004	2003
	$m	$m
Movement in carrying amount of investment in partnership		
Carrying amount at the beginning of the financial year	**130.6**	86.3
Share of profit from ordinary activities before tax	**71.1**	69.2
Currency fluctuation	**(1.5)**	(24.9)
Carrying amount at the end of the financial year	**200.2**	130.6
Share of partnership's assets and liabilities		
Current assets	**162.2**	80.4
Non-current assets	**211.1**	240.3
Total assets	**373.3**	320.7
Current liabilities	**137.6**	115.8
Non-current liabilities	**35.5**	74.3
Total liabilities	**173.1**	190.1
Net assets	**200.2**	130.6
Share of partnership's revenues, expenses and results		
Revenues	**487.2**	464.1
Expenses	**416.1**	394.9
Profit from ordinary activities before tax	**71.1**	69.2
Retained profits attributable to the partnership at the end of the financial year	**140.3**	69.2
Share of partnership's commitments		
Other commitments - information technology contract	**5.8**	7.2
Other commitments - long term utility supply contracts	**8.7**	12.6
Total expenditure commitments	**14.5**	19.8

Contingent Liabilities

North Star BlueScope Steel has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to the BlueScope Steel Group in the event of default by North Star BlueScope Steel. At 30 June 2004, the BlueScope Steel Group's share of the North Star BlueScope Steel borrowings amounted to $50.6 million (2003: $97.0 million).

Reporting date

North Star BlueScope Steel has a 31 May reporting date.

(b) Shares in other associates
The Butler Manufacturing Group, acquired on 27 April 2004, have equity accounted investments totalling $4.2 million. These investments include a 40% interest in a joint venture located within the United Arab Emirates which designs, manufactures and sells architectural products in Middle Eastern markets, and a 30% joint venture interest in Saudi Arabia which manufactures pre-engineered steel frame buildings for Middle Eastern markets. These investments are not material to the financial results of the BlueScope Steel Group.

Note 41. Events occurring after reporting date

Private Placement - Debt

On 1 July 2004, the BlueScope Steel Group completed a debut debt raising in the US private placement market for US$300 million. These funds have been used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company.

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

Hot Strip Mill Upgrade

On 28 July 2004, BlueScope Steel Limited announced Board approval for investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla Steelworks from 2.4 to 2.8 million tonnes per annum. The upgrade is expected to be completed in the first quarter of the 2006/07 financial year and will be undertaken in a manner that will minimise the impact on current plant operations.

Note 42. Reconciliation of profit/(loss) from ordinary activities after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Profit from ordinary activities after income tax	**601.8**	472.7	**146.1**	97.3
Depreciation and amortisation	**286.7**	270.1	**68.3**	61.5
Write down of other assets to recoverable amount	**1.3**	12.6	**-**	6.7
Capitalised borrowing costs	**-**	(4.4)	**-**	-
Net (gain) loss on sale of non-current assets	**(8.0)**	(4.5)	**(0.9)**	(4.3)
Share of profits of associates and joint venture partnership not received as dividends or distributions	**(71.2)**	(69.2)	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(123.0)**	(22.8)	**(70.7)**	(23.8)
Decrease (increase) in other debtors	**5.9**	(76.1)	**0.1**	(7.9)
Decrease (increase) in inventories	**(73.6)**	(41.6)	**(8.5)**	(36.6)
Decrease (increase) in other operating assets	**4.2**	(1.9)	**1.1**	(1.3)
Increase (decrease) in trade creditors	**22.6**	19.9	**24.1**	19.4
Increase (decrease) in other creditors	**12.2**	(36.3)	**(4.8)**	(51.6)
Increase (decrease) in income taxes payable	**120.7**	105.6	**1.4**	38.7
Increase (decrease) in deferred tax balances	**(34.7)**	(14.0)	**0.3**	(15.0)
Increase (decrease) in other provisions and liabilities	**5.6**	100.1	**(21.8)**	40.5
Increase (decrease) in deferred income	**12.0**	(1.4)	**-**	-
Other variations	**(2.4)**	2.6	**0.2**	(0.2)
Net cash inflow from operating activities	**760.1**	711.4	**134.9**	123.4

Note 43. Earnings per share

	Consolidated	
	2004	2003
	Cents	Cents
Basic earnings per share	**77.8**	57.1

There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 33 as it is the current intention of the company to satisfy these entitlements through the buy back and cancellation of an equivalent number of BlueScope Steel Limited issued shares.

	Consolidated	
	2004	2003
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**750,542,940**	791,544,061

	Consolidated	
	2004	2003
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**601.8**	472.7
Net profit attributable to outside equity interest	**(17.7)**	(21.0)
Earnings used in calculating basic earnings per share	**584.1**	451.7

BlueScope Steel Limited
Directors' declaration
30 June 2004

The directors declare that the financial statements and notes set out on pages 1 to 72:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

G J Kraehe
Chairman

K C Adams
Managing Director & CEO

Melbourne
18 August 2004

Independent audit report to the members of BlueScope Steel Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both BlueScope Steel Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independent audit report to the members of BlueScope Steel Limited (continued)

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of BlueScope Steel Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of BlueScope Steel Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

 (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

A I Beckett
Partner

Melbourne
18 August 2004


FOCUSED
GROWING
REWARDING
INSPIRED
LEADING
VALUED
IMAGINATIVE
OPPORTUNITY
INNOVATIVE
AWARE
RESPECTED

BLUESCOPE STEEL

BLUESCOPE STEEL LIMITED
LEVEL 11, 120 COLLINS STREET, MELBOURNE
VICTORIA 3000 AUSTRALIA
WWW.BLUESCOPESTEEL.COM

